Form 20-F
period 2010-12-31
ZUOAN FASHION LTD
filed 2011-06-27
CIK 1501176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission file number:  001-35031

ZUOAN FASHION LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

CAYMAN ISLANDS
(Jurisdiction of incorporation or organization)

ROOM 213 TO 215, BLOCK 8
NO. 1150 LUOCHUAN MIDDLE ROAD
SHANGHAI 200072, CHINA
(Address of principal executive offices)

Chi Hon Tsang
Chief Financial Officer
Telephone: (852)-5313-6535
E-mail: zzh@zuoancn.com
Facsimile: (86)-21-5653-5557
Rooms 213 to 215, Block 8
No. 1150 Luochuan Middle Road
Shanghai 200072, China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value $0.00025 per ordinary share	The New York Stock Exchange*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American Depositary Shares representing such Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 80,000,000 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐   Yes       ☒    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐   Yes       ☒    No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒   Yes        ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐   Item 17        ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐   Yes        ☒   No

____________________

i

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report on Form 20-F. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies, including our strategy to expand our distribution network, our flagship stores and our design and product development capabilities, our future business development, results of operations and financial condition, expected changes in our revenues and certain cost or expense items, our ability to promote our brand based on consumer preference or demand, our ability to control the ultimate retail sales by our distributors and their sub-distributors, trends and competition in the fashion casual menswear industry, and other factors. For a discussion of these risks and other factors, please see “Item 3.D. Key Information—Risk Factors.”

EXCHANGE RATE INFORMATION

        Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report on Form 20-F contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.6000 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

        The following table sets forth information concerning exchange rates between Renminbi and U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8172	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7620	6.8236	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5483	6.5743
April	6.4900	6.5267	6.4900	6.5477
May	6.4765	6.4892	6.5021	6.4690
June (through June 24)	6.4711	6.4840	6.4830	6.4545

(1)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2007, 2008, 2009 and 2010 and the selected consolidated statements of financial position data as of December 31, 2007, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included herein, which were prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB. The selected statement of comprehensive income data and selected consolidated statement of cash flow data for the year ended December 31, 2006 and the selected statement of financial position data as of December 31, 2006 have been derived from our unaudited financial statements, which have not been included herein. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

Consolidated Statements of Comprehensive Income Data:

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(unaudited)
	(in thousands, except per share and per ADS data)
Revenues	332,388	434,472	598,344	693,089	872,085	132,134
Cost of sales	(206,660)	(262,281)	(355,640)	(411,165)	(515,158)	(78,054)
Gross profit	125,728	172,191	242,704	281,924	356,927	54,080
Other income	258	381	1,783	898	868	132
Selling and distribution expenses	(31,893)	(32,954)	(49,666)	(53,373)	(61,486)	(9,316)
Administrative expenses	(10,192)	(12,700)	(18,572)	(22,176)	(37,382)	(5,664)
Finance costs	(125)	(230)	(360)	(1,018)	(8,602)	(1,303)
Profit before taxation	83,776	126,688	175,889	206,255	250,325	37,928
Income tax expense	(10,199)	(35,277)	(43,206)	(52,357)	(67,324)	(10,201)
Profit after taxation	73,577	91,411	132,683	153,898	183,001	27,727
Earnings per ordinary share
Basic and diluted	0.92	1.14	1.66	1.92	2.29	0.35
Earnings per ADS
Basic and diluted	3.68	4.57	6.63	7.69	9.15	1.39
Pro forma earnings per ordinary share, diluted (unaudited)				1.85	2.19	0.33

Consolidated Statements of Financial Position Data:

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(unaudited)
	(in thousands)
Non-current assets
Property, plant and equipment	3,145	2,983	2,559	2,043	2,720	412
Deferred offering cost	—	—	—	—	5,757	872
Total non-current assets	3,145	2,983	2,559	2,043	8,477	1,284
Current assets
Inventories	38,881	50,554	8,319	17,409	22,339	3,385
Trade and other receivables	74,025	103,127	142,066	215,454	249,857	37,857
Prepayments	12,200	22,600	—	2,409	2,313	350
Fixed deposits—pledged	—	—	5,905	2,175	1,054	160
Cash and cash equivalents	25,788	23,642	70,625	141,569	367,731	55,717
Total current assets	150,894	199,923	226,915	379,016	643,294	97,469
Total assets	154,039	202,906	229,474	381,059	651,771	98,753
Total current liabilities	65,805	78,261	104,198	101,912	188,068	28,495
Net assets	88,234	124,645	125,276	279,147	463,703	70,258

Consolidated Statements of Cash Flow Data:

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(unaudited)
	(in thousands)
Net cash generated from operating activities	45,211	53,245	174,782	41,272	165,479	25,073
Net cash generated from/(used in) investing activities	251	(391)	(284)	233	(489)	(74)
Net cash generated from/(used in) financing activities	(37,405)	(55,000)	(127,515)	29,439	61,172	9,268
Cash and cash equivalents at period end	17,731	23,642	70,625	141,569	367,731	55,717

Selected Operating Data:(1)

	For the Year Ended December 31,
	2008	2009	2010
Revenues (in thousands of RMB)	598,344	693,089	872,085
Units sold (in thousands)	4,723	5,325	6,667
Average selling price (RMB per unit(2))	127	130	131
Cost of sales (in thousands of RMB)	355,640	411,165	515,158
Unit cost (RMB per unit)	75	77	77
Gross margin (%)	40.6	40.7	40.9

(1)	Units sold and average selling price represent the number of units and average selling price of items that we have sold to our distributors and sold to end-consumers in our direct stores, and do not include units sold at retail by our distributors or the average selling price of those units.

(2)
A “unit” as used in this annual report on Form 20-F refers to a single item of our products, which may be a coat, a jacket, a tie, a pair of shoes or socks, a pair of pants or any other menswear item. The average selling price for a given period represents revenues divided by the units sold for that period.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Business

We are dependent on our Zuoan brand, and failure to successfully promote our brand may materially and adversely affect our business and results of operations.

Brand image is a key factor in consumer purchasing decisions for menswear products. We are committed to building our Zuoan brand through the introduction of stylish and quality designs as well as through our promotional activities. We derive substantially all of our revenues from sales of our Zuoan products in China, and our success depends on market perception and acceptance of the Zuoan brand and the “fashionable elegance” culture, lifestyle and images associated with the brand. We have limited control over our distributors that we rely upon to sell our products, which may limit our ability to ensure a consistent brand image. See “—Risks Related to Our Business—We have limited control over the ultimate retail sales by our distributors, their sub-distributors and the retail stores which they operate and our business may be negatively affected if our distributors or their sub-distributors fail to comply with our retail policies and brand management.” If we are unable to successfully promote and maintain our Zuoan brand, our business and results of operations may be materially and adversely affected. Any negative publicity or disputes in China regarding our Zuoan brand, our products, our company, our management, our sponsored organizations or individuals, or our distributors or sub-distributors could materially and adversely affect public perception of our Zuoan brand, which in turn could materially and adversely affect our business and results of operations.

We may not be able to accurately predict or fulfill consumer preferences or demand.

Our success largely depends on our ability to identify, anticipate and influence the fashion preferences of our consumers and deliver products in a timely manner to meet changing market demands. Our target market of consumers comprises urban males between the ages of 20 and 40 with moderate-to-high levels of disposable income. Our business is particularly sensitive to their fashion preferences, which cannot be predicted with certainty and are subject to rapid change. Sales of our products will be adversely affected if we fail to identify, anticipate and respond effectively to changing consumer preferences and fashion trends. If this occurs, we and our distributors and sub-distributors may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory. In a distressed economic and retail environment, many of our competitors may engage in aggressive promotional activities, making it all the more important to react appropriately to changing consumer preferences and fashion trends. Failure to do so could adversely affect the level of acceptance of our products, our brand image and our relationship with our distributors, and therefore have a material adverse effect on our financial condition or results of operations.

We may not be successful in expanding our product offerings.

As part of our strategy, we plan to expand our product offerings for each of our product lines. The development of new products requires us to allocate significant operational and financial resources. We cannot assure you that we will have the requisite resources and expertise to undertake such product development efforts. If our efforts are unsuccessful, our brand image could be damaged, and our financial condition and results of operations could be adversely affected.

We rely on a small number of distributors for the sale of our products.

We sell the substantial majority of our products in China through our distributors, who in turn sell our products to consumers through retail stores directly operated by them or by their sub-distributors. As of December 31, 2010, we had 31 direct stores as compared to 1,070 retail stores operated by our distributors and their sub-distributors. Sales to our top three distributors accounted for 50.1%, 48.2%, 46.8% and 44.6% of our revenues in 2007, 2008, 2009 and 2010, respectively. Our distributors are not contractually obligated to purchase minimum quantities of our products or to work with us on an exclusive basis. Our dependence on distributors increases their bargaining power with us and the need for us to maintain good relationships with them. To the extent that any distributor ceases to cooperate with us for any reason and we are not able to find a suitable replacement in a timely manner, we may lose significant business. To the extent that our large distributors significantly reduce their purchases from us due to the deterioration of their financial position or other reasons, our sales would be materially and adversely affected. In addition, we may have to offer volume-based discounts or more favorable credit terms to our distributors in the future, which may lower our operating profit. As we rely to a large extent on our distributors for the sale of our products, our future growth will also depend on the performance of our distributors and their ability to expand their business and sales networks. In addition, any consolidation, restructuring, reorganization or other ownership change in our distributors may have a material adverse effect on our sales.

We generally enter into agreements with our distributors for a term of three years. There is no assurance that we will be able to renew our distribution agreements or renew such agreements on terms that are favorable to us. In addition, there is no assurance that one or more of our major distributors will not breach their distribution agreements or fail to comply with their obligations thereunder. In such event or events, our results of operations may be materially and adversely affected.

We have limited control over our distributors, their sub-distributors and the retail stores that they operate, and our business may be negatively affected if our distributors or their sub-distributors fail to comply with our retail policies and brand management.

We collaborate with our distributors and sub-distributors to implement our retail and brand management policies in the retail stores which they operate. As of December 31, 2010, 1,070 of a total of 1,101 Zuoan stores were operated by our distributors or their sub-distributors. We rely on agreements with our distributors to impose our retail policies on the stores operated by such distributors and their sub-distributors. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with our distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that our distributors need to comply with our brand management policies and pricing and store management guidelines. In addition, we do not have direct contractual relationships with the sub-distributors, and we rely on our distributors to oversee these sub-distributors. As a result, we have limited control over ultimate retail sales by our distributors, their sub-distributors and the retail stores that they operate. If our distributors or their sub-distributors fail to comply with our retail policies, we may not be able to effectively manage our sales network or maintain a uniform brand image, which may negatively impact how our brand is perceived by consumers. In addition, if our distributors fail to meet our retail targets either because they are unable to open a sufficient number of new retail stores or are otherwise unsuccessful in selling our products, our results of operations may be materially and adversely affected. Although we have the right to impose penalties, suspend supplies of our products, or replace any of our distributors for breach of retail policies, we may be unable to find replacement distributors in a timely manner. As a result, our business and results of operations may be materially and adversely affected.

Our financial performance in a given period may not be fully indicative of the sales performance of our distributors and sub-distributors or the market reception of our products.

We sell our products to our distributors upon their orders and recognize revenue upfront based on the contract amount regardless of the actual sales performance of the distributors. Consequently, our financial performance and results of operations may not be fully indicative of the sales performance of our distributors and sub-distributors or the market reception of our products. Although we obtain sales and operational data from our distributors from time to time, we cannot assure you that such data are accurate. In addition, we do not have an enterprise resource planning system, or ERP system, to receive real-time sales data from our distributors, sub-distributors and the retail stores operated by them. As a result, we may not be able to effectively monitor and control excess inventory buildup. See “Item 4.B. Business Overview — Sales — Our Distributors.” Our distributors, their sub-distributors, and the retail stores which they operate may, for various reasons, experience difficulties in selling our products. Our distributor may close the retail store operated by a sub-distributor and repurchase the products if that retail store experiences extreme difficulties in selling our products. However, we cannot assure you that our distributors and their sub-distributors will not resort to liquidating their excess inventory through aggressive discounts in the future, thereby having an adverse effect on the value and reputation of our brand.

We may be unable to effectively manage our network of retail and flagship stores.

We have grown rapidly over recent years. The number of retail stores operated by our distributors or their sub-distributors increased from 843 as of December 31, 2007 to 861 as of December 31, 2008, to 978 as of December 31, 2009 and to 1,070 as of December 31, 2010. We intend to continue to expand our network of retail stores, and we rely to a large extent on our distributors and their sub-distributors for such expansion. Previously, we coordinated with our distributors to establish annual targets for the number of new retail stores, and our distributors have met such targets. However, there is no assurance that our distributors will meet our expansion targets in the future. We also intend to open new direct stores as flagship stores, which will place significant strain on our managerial, operational and financial resources. In addition, we may not be able to secure desirable locations for our flagship stores on economically viable terms. We plan to introduce a new generation layout and design for Zuoan retail stores and flagship stores, and we will need to bear the costs of such upgrades. In connection with our expansion plans, we may also need to establish information systems across our flagship store distribution network. We cannot assure you that our personnel, systems, procedures and controls will be adequate to implement our business plans or support our future growth. Additionally, we may not be able to obtain sufficient funds to finance our expansion plans. If our expansion efforts are unsuccessful or our management systems insufficient, our financial condition and results of operations could be materially and adversely affected.

We are exposed to the credit risks of our distributors.

We generally provide credit terms of up to 90 days to our distributors. As of December 31, 2010, we have not experienced any significant difficulty in collections or made any provision for bad or doubtful debts. However, our sales going forward may rely more heavily on credit, and we may be unable to collect these accounts receivable in full or at all. Failure by our distributors to pay us in a timely manner or at all could have a material adverse effect on our financial condition and results of operations.

We operate in a highly competitive market.

The PRC market for fashion casual menswear products is highly competitive. We compete with various domestic brands with similar business models and target markets. We also compete with a growing number of international brands trying to expand their market share in China to take advantage of rising consumer spending on fashion casual menswear. In addition, certain business formal menswear brands have been seeking to expand into fashion casual menswear market and if they are successful, it may intensify the competition in the fashion casual menswear market that we engage in.

Our products compete on the basis of brand image, design and concept, product mix, quality, price, customer service and the breadth of our retail network. Some of our competitors may have greater financial, management, human resources, distribution, development, marketing or other resources or better brand recognition than we do. We face a variety of competitive challenges, including:

•	strong brand recognition of many of our competitors;

•	relatively low entry barriers to the menswear industry;

•	competitive pricing strategies of our competitors;

•	established relationships between our competitors and their distributors;

•	expansion by existing competitors;

•	innovative sales methods adopted by our competitors; and

•	better product designs from or better branding efforts of our competitors.

We cannot assure you that we will be able to continue to successfully compete with other domestic or international brands. Failure to do so could have a material adverse effect on our business and results of operations.

Our business is susceptible to seasonal fluctuations and extreme or unexpected weather conditions.

Our business is affected by seasonal trends. Generally, the third and fourth quarters, during which our fall/winter collections are sold, account for a higher portion of our annual revenues than the first and second quarters because our fall/winter collections are generally priced higher than our spring/summer collections and consist of more types of products. The sales in our direct stores are also affected by local spending behavior, which are typically affected by seasonal shopping patterns during major Chinese holidays. As a result, comparisons of sales and operating results between different periods within a single fiscal year, or between different periods in different fiscal years, are not necessarily meaningful and cannot be relied on as indicators of our performance. In addition, since we operate largely on a seasonal cycle, if our raw material suppliers or contract manufacturers fail to deliver on a timely basis for any reason, sales for the season and our results of operations could be materially and adversely affected.

Our business is also susceptible to extreme or unexpected changes in weather conditions. For example, extended periods of unusually warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with such unusual weather conditions. These extreme or unusual weather conditions could have a material adverse effect on our results of operations.

We rely on independent third-party contract manufacturers for the production of a significant portion of our products and any material disruption to the supply of the products from such manufacturers would materially and adversely affect our results of operations.

We outsource the production of a significant portion of our products to third-party contract manufacturers. Contract manufacturing costs represented 85.5%, 90.7%, 91.6% and 93.4% of our total cost of sales in 2007, 2008, 2009 and 2010, respectively. In addition, most of our outsourced products are produced by a small number of contract manufacturers. In 2009 and 2010, contract manufacturing costs attributable to our top five contract manufacturers represented 37.5% and 40.3%, respectively, with contract manufacturing costs attributable to our largest contract manufacturer accounting for 10.1% and 12.6%, respectively, of our total cost of sales. As a result, our continued success is tied to our timely receipt of quality finished products from our contract manufacturers, especially our major contract manufacturers, which may be affected by various factors, including those beyond our control, such as production failures, labor strikes, riots, public disorders and other similar events. A contract manufacturer’s failure to ship orders in a timely manner or meet our quality standards could negatively impact our ability to fulfill our sales orders and result in the cancellation of orders or price reductions, which in turn could damage our relationships with our distributors. We cannot assure you that we will not face material disruptions to the supply of products from our contract manufacturers in the future. In the event of such disruptions, especially disruptions with respect to our major contract manufacturers, we may not be able to find suitable alternative contract manufacturers on a timely basis or offset such disruptions by increasing production at our own production facilities. Our financial condition or results of operations may be adversely affected.

Our results of operations may be adversely affected by an increase in the cost of raw materials or labor costs for our in-house production and outsourced contract manufacturing.

We price our products based on each item’s production costs and a targeted product margin, while also taking into account other important factors, such as the price ranges offered by comparable fashion casual menswear companies, our market position and consumer spending power. Cost of raw materials, such as fabrics and accessories, and labor costs constitute important components in the production costs for both our in-house production and outsourced contract manufacturing. We do not maintain long-term contracts with our raw material suppliers or contract manufacturers, and prices that we pay for such materials and outsourced products may increase due to increased raw material or labor costs as a result of greater industry demand or supply shortages. If we are unable to reduce the costs of our own or outsourced production, or pass on such increase in the cost of raw materials, labor or outsourced products to our customers, our profitability may be materially and adversely affected.

Any significant damage to our sole production facility or our primary warehousing facility could have a material adverse effect on our results of operations.

We have only one production facility located in Fujian, China. We produce our most exclusive and fashion-forward products at this facility in order to retain maximum control of quality and prevent unauthorized disclosure of our new collection before its scheduled release. In addition, we have only one primary warehousing facility located in Fujian, China, in which we store substantially all of our finished products procured from third-party contract manufacturers. Our ability to meet the market demands of, and our contractual obligations to, our distributors for our in-house produced or outsourced products depend on efficient, proper and uninterrupted operations at our production facility or warehousing facility. Power failures or disruptions, the breakdown, failure or substandard performance of equipment, and the destruction of buildings and other facilities due to fire or natural disasters such as hurricanes, severe winter storms, flood, droughts or earthquakes would severely affect our ability to continue our operations. In the event of such disruptions, we may not be able to find suitable alternatives on a timely basis and at reasonable cost, which could have a material adverse effect on our business and results of operations.

Our product designs may not be adequately protected.

The success of our business depends on our product designs and other proprietary information. Our standard employment agreements for members of our product design and development team and our executive officers contains confidentiality provisions. We typically limit access to our new season collections to a small number of distributors prior to our sales fair. In addition, we produce our most exclusive and fashion-forward products at our own production facility instead of outsourcing to our contract manufacturers in order to ensure maximum confidentiality. However, there is no assurance that our measures to maintain confidentiality will be effective and there will be no unauthorized disclosure of our proprietary information. Any breach of confidentiality may adversely affect our business and results of operations.

We face possible infringement of our trademarks and other intellectual property rights and counterfeiting of our products.

We believe our trademarks and other intellectual property rights are important to our success and competitive position and recognize the importance of registering the trademarks related to our Zuoan brand for protection against infringement. As of December 31, 2010, we had 23 registered trademarks in China in the classes relevant to our business. See “Item 4.B. Business Overview — Intellectual Property.” We are not aware of any material violations or infringements of our trademarks and intellectual property rights. However, third parties may in the future attempt to challenge the ownership and/or validity of our intellectual property rights. In addition, our business is subject to the risk of third parties counterfeiting our Zuoan brand products or otherwise infringing our intellectual property rights. Such unauthorized use of our brand in counterfeit products could not only result in potential revenue loss, but also an adverse impact to our brand equity and perceptions of our products quality. We may not always be successful in securing protection for our intellectual property rights, in preventing the production and sale of counterfeit products and preventing other infringements of our intellectual property rights. Protections offered by PRC intellectual property laws and the enforcement of these protections may not be as effective as in some other countries. We may need to resort to litigation in the future to enforce our intellectual property rights. Any such litigation could result in substantial costs and a diversion of our resources. Our failure to protect and enforce our intellectual property rights could have a material adverse impact on our reputation, business and results of operations.

We may be involved in intellectual property rights infringement litigation initiated by others.

During the course of our operations, we may design products that include elements that may inadvertently infringe third-party copyright and other intellectual property rights, as a result of which other parties may initiate litigation or other proceedings against us. It is also possible that third parties may seek to initiate proceedings against us for infringement of their intellectual property rights through the use of our trademarks. Responding to and defending these proceedings may require substantial costs and diversion of resources, and the result of these proceedings may be uncertain. Our reputation may also be adversely affected.

Our success depends on our ability to retain our senior management team and our ability to attract and retain additional management, design talent and other qualified personnel.

Many of our senior management team have been with us for over five years. Their talent, effort, experience and leadership are critical to the success of our business. In particular, the leadership of Mr. James Jinshan Hong, or Mr. James Hong, our chairman and chief executive officer, in the design, marketing and operational areas of our business has been a critical element of our success since the inception of our company. The loss of services of Mr. James Hong or any negative market or industry perception with respect to him could have a material adverse effect on our business. In addition, Mr. Chaoshen Wang, our chief operating officer, and other members of our senior management also have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also have a material adverse effect on us. We have entered into three-year contracts, including non-compete undertakings, with all of our executive officers and senior management. However, there can be no assurance that such contracts will not be terminated or breached, nor can there be assurance that the contracts will be enforceable. In addition, we are not protected by any key-man or similar life insurance covering Mr. James Hong and other members of senior management.

Our success also depends upon the continued service of our design and sales personnel and our ability to continue to attract, retain and motivate such personnel. There is intense competition to recruit competent personnel with expertise in China’s menswear industry. We may also need to offer better compensation and other benefits in order to attract and retain these personnel in the future, and we cannot assure you that we will have the resources to meet our staffing needs. These difficulties could limit our development capacity or reduce our operating efficiency and product quality, which could reduce our profitability and limit our ability to grow.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. As a result, investor confidence and the trading price of our ADSs may be adversely impacted.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to the effectiveness of our internal control over financial reporting or may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to our initial public offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2010, our independent registered public accounting firm identified several “significant deficiencies” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States). The significant deficiencies identified related to (i) the control procedures relating to payroll, a significant portion of which is currently paid in cash, and (ii) our approval policies, limits and procedures regarding petty cash reimbursements. In response, we have implemented procedures to ensure that we maintain a minimum amount of petty cash and all reimbursements are supported by documents approved in accordance with our internal payment approval policies and limits. We are also in the process of implementing a number of measures to address the deficiencies relating to payroll, including: (i) establishing employee individual bank accounts for all employees other than factory workers for payment of salaries through direct deposit; and (ii) establishing policies and procedures to prevent misappropriation relating to payment of salaries in cash to factory workers. We are working to implement these measures, although we cannot assure you that our efforts to remedy these significant deficiencies will be successful.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

We may fail to secure retail space for our direct stores on commercially reasonable terms.

We began operating direct stores in April 2009. The revenue generated by our direct stores was 2.8% and 4.9% of our total revenues in 2009 and 2010, respectively. We intend to lease or acquire retail space in prime shopping areas for our directly operated flagship stores. Given the scarcity of prime locations and the relatively high rental rates in major cities in China, we may be unable to obtain retail space on commercially acceptable terms for our direct stores in the future, nor can we assure you that we will be able to renew our existing lease agreements upon expiry on terms and conditions acceptable to us or at all. If any of these situations occur, we may not be able to find alternative premises located in areas that offer similar retail environments, and our competitors may move into such retail spaces previously occupied by us. As a result, our operating costs may increase, which may lead to a decline in our profitability and adversely affect our results of operations.

We may be exposed to product liability or personal injury claims, which may materially and adversely affect our reputation and business.

As of December 31, 2010, all of our products were sold in China. We may be exposed to product liability claims, such as excessive pH values in our products, that may be harmful to consumers. As a result, we may have to expend significant financial and managerial resources to defend against such claims. We believe that such product liability claim risks will increase as legal concepts in product liability claims begin to develop and mature in China. We currently outsource the manufacturing of most of our products, and may not have effective or sufficient control over the quality of those products. We cannot give any assurance that our reputation, business, financial condition, results of operations and prospects will not be materially and adversely affected by a successful product liability claim against us. We may incur significant costs and expenses to defend against such claims or enter into settlement agreements. We may be fined or sanctioned and our reputation and brand may be negatively impacted, which could materially and adversely affect our reputation, business, prospects, financial condition and results of operations.

We may not have insurance coverage that is adequate to cover potential liability or losses.

We face various risks in connection with our businesses and may lack adequate insurance coverage or may not have the relevant insurance coverage. We maintain insurance coverage for our equipment, raw materials and inventory. However, as is typical in China, we do not maintain product liability insurance, business interruption insurance or third-party liability insurance against claims for property damage, personal injury and environmental liabilities. If we incur substantial losses or liabilities and our insurance coverage is unavailable or inadequate to cover such losses or liabilities, our financial condition and results of operations may be materially and adversely affected.

Deterioration in general economic and financial conditions could decrease consumer demand for our products, which may have a material adverse effect on our business, results of operations and liquidity.

Consumer purchases of discretionary items, including our products, generally decline during recessionary periods and other periods where disposable income is adversely affected. Our performance is subject to factors that affect the general economy in China, including worldwide economic conditions, individual income levels, interest rates, currency exchange rates, recession, inflation, deflation, political uncertainty, taxation, stock market performance, unemployment level, general consumer confidence, consumer debt and other macroeconomic factors. The combination of these factors may cause consumer spending to deteriorate significantly, which may result in consumers purchasing products from lower priced competitors or to defer purchases of fashion apparel products altogether. For instance, although we sustained our growth in 2008, our growth rate was not as high as projected due to the negative impact of the global economic downturn on general market demand. Economic uncertainty could also have a material adverse effect on the market demand for our products, sales and results of operations.

We face risks related to severe weather conditions, natural disasters, health epidemics and other similar events, any of which could adversely affect our business.

Our business could be disrupted or otherwise adversely affected by severe weather conditions, such as snowstorms or typhoons, natural disasters, such as earthquakes, health epidemics, such as an outbreak of avian influenza or severe acute respiratory syndrome, and other similar events. The occurrence of any such event could significantly change the living and consumption patterns of the people in the affected area. Our business and production activities, contract manufacturers, and distributors and sub-distributors may also be disrupted. In particular, a lower consumption level or reduced traffic in the affected area may decrease sales at our direct stores and the retail stores operated by our distributors and sub-distributors, which in turn may lead to reduced orders from our distributors. Such changes and disruptions could adversely affect our business, results of operations and financial condition.

Risks Related to Doing Business in China

Adverse changes in the economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct substantially all our business operations in China. Accordingly, our results of operations, financial condition and prospects are significantly dependent on economic and political developments in China. China’s economy differs from the economies of developed countries in many aspects, including the level of development, growth rate and degree of government control over foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. We cannot assure you that China’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business and results of operations.

The PRC government exercises significant control over China’s economic growth through the allocation of resources, control over payment of foreign currency-denominated obligations, implementation of monetary policy, and preferential treatment to particular industries or companies. Certain measures adopted by the PRC government may restrict loans to certain industries, such as changes in statutory deposit reserve ratio and lending guidelines for commercial banks by the People’s Bank of China, or PBOC. These current and future government actions could materially affect our liquidity, access to capital, and ability to operate our business.

In response to the global financial crisis and economic downturn in 2008, the PRC government adopted various measures aimed at expanding credit and stimulating economic growth, such as decreasing the PBOC statutory deposit reserve ratio and lowering benchmark interest rates. However, since January 2010, the PBOC has begun to increase the statutory reserve ratio in response to rapid domestic growth, which may have a negative impact on the stability of China’s economy. It is unclear whether the PRC economic policies will be effective in sustaining stable economic growth in the future.

Any slowdown in the economic growth of China could lead to reduced demand for our products, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties presented by the PRC legal system could limit the legal protections available to us and to our investors, which may have a material adverse effect on our business and results of operations.

Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China. China has a civil law legal system based on written statutes. Unlike the common law system, previous court decisions in China may be cited for reference but have limited precedential value. Although the overall effect of legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investments in China, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Such uncertainties may limit the legal protections available to us and to other foreign investors, including you as an investor.

In addition, the PRC legal system is based in part on government policies and certain internal rules, some of which are not published on a timely basis or at all and which may have retroactive effect. As a result, we may not be aware of our violation of these policies and internal rules until some time after the violation. Also, any administrative or court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention if we seek to enforce our legal rights through administrative or court proceedings. Moreover, compared to more developed legal systems, the PRC administrative and court authorities have significantly wider discretion in interpreting and implementing statutory and contractual provisions. As a result, it may be more difficult to evaluate the outcomes of the administrative and judicial proceedings as well as the level of legal protections we are entitled to. These uncertainties may impede our ability to enforce our contracts, which could in turn materially and adversely affect our business and operations.

Government control over currency conversion may limit our ability to issue dividends to our shareholders in foreign currencies, and may therefore adversely affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where Renminbi are to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

Substantially all of the revenues and costs of our PRC subsidiaries are denominated in Renminbi. Fluctuations in the U.S. dollar-Renminbi exchange rate will affect the relative value of these proceeds in Renminbi terms. Fluctuations in the exchange rate will also affect the relative value in Renminbi terms of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the political and economic conditions and foreign exchange policies of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the Renminbi traded within a narrow range against the U.S. dollar. Since June 2010 the Renminbi has further appreciated against the U.S. dollar, from approximately RMB6.83 per U.S. dollar as of June 1, 2010 to approximately RMB6.4711 per U.S. dollar as of June 24, 2011. It is difficult to predict how Renminbi exchange rates may change going forward.

The hedging options available in China to reduce our exposure to exchange rate fluctuations are quite limited.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The M&A Rules may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

The M&A Rules also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more complex and time-consuming. If the relevant PRC government authorities deem such activities to be transactions subject to the M&A Rules, we will be required to obtain approval for such transactions from the Ministry of Commence, or the MOC, and may be required to divest the subsidiaries. If we do not seek the necessary approval, we could be subject to administrative fines or other penalties imposed by the relevant PRC authorities. However, because there are no specific provisions of the fines or penalties for such violations under current PRC laws and regulations, it is uncertain what penalties we may face. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming and any approval procedures, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005 and its implementation rules, requiring PRC residents and corporate entities to register with and obtain approval from provincial SAFE branches in connection with their direct or indirect offshore investment activities. These regulations and rules apply to our shareholders who are PRC residents or citizens and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations and rules, a PRC resident or citizen who makes, or had previously made, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident or citizen who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the relevant provincial SAFE branch to reflect any material change with respect to the offshore company’s roundtrip investment, capital variation, merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to cause its PRC resident or citizen shareholders to update their registration with the provincial SAFE branch. If any PRC resident or citizen shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that offshore company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from contributing additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions.

We believe, based on the advice of our PRC counsel, Trend Associates, that Circular 75 currently does not apply to us since none of our shareholders is a PRC resident or citizen. However, we cannot assure you that any PRC resident or citizen who becomes our shareholder or the beneficial owner of our shares in the future will be able to comply with Circular 75 in a timely manner or at all. A failure by any of our shareholders or beneficial owners of our shares who are PRC residents or citizens to comply with these regulations and rules in the future could subject us to fines or legal sanctions, including restrictions on our PRC subsidiaries’ ability to pay dividends or make distributions to, or obtain foreign currency-dominated loans from, us, and our ability to increase our investment in China. As a result, our business and results of operations and our ability to distribute profits to you could be materially and adversely affected.

We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitations on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

As a holding company, we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2010, a total of RMB314.6 million (US$47.7 million) was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, in the future, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. The inability of our PRC subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and other legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange promulgated on January 5, 2007 by SAFE and a relevant guidance issued by SAFE in March 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiaries of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiaries or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Regulations, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. Currently, foreign exchange proceeds from the sale of shares or dividends distributed by the overseas-listed company can be converted into Renminbi or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account opened at a PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign currency accounts. We and our PRC citizen employees who have been granted share options, or PRC option holders, will be subject to these rules upon the listing and trading of our ADSs on the NYSE. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions.

Under the New EIT law, we may be considered a PRC “resident enterprise.” As a result, we may be subject to 25% PRC enterprise income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both effective from January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The implementing rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, or by PRC or foreign individuals. Accordingly, we may be considered a “resident enterprise” and may therefore be subject to the enterprise income tax at 25% on our worldwide income, which could significantly increase our tax burden in the future. If we are treated as a PRC “resident enterprise,” although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries should qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the State Administration of Taxation, which enforces the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes and also because the dividends of our PRC subsidiaries are paid to our Hong Kong subsidiary in the first instance.

In addition, it is uncertain whether, if we were considered a PRC “resident enterprise,” any dividends to be distributed by us to our non-PRC enterprise shareholders and ADS holders would be subject to a 10% PRC withholding tax and whether any sale of our shares or ADSs would be subject to a 10% PRC tax. If we are required under the New EIT Law to withhold such withholding tax with respect to dividends, or if sales of our shares or ADSs would be subject to PRC tax, your investment in our ADSs or ordinary shares may be materially and adversely affected.

The PRC Individual Income Tax Law, or the Individual Tax Law, imposes tax at the rate of 20% on PRC-source dividends and gains realized by overseas individuals who are neither domiciled nor tax resident in China. Pursuant to the Individual Tax Law, although the matter is unclear, if we were considered a PRC resident enterprise, dividends or gains realized by our non-PRC individual shareholders or ADS holders may be treated as income derived from sources within China and may be subject to PRC tax (which in the case of dividends may be required to be withheld) at a rate of 20%.

The New EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiary and we may not able to obtain certain treaty benefits under the relevant tax treaty.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as Shishi Zuoan, our PRC subsidiary, were exempt form PRC withholding tax. Under the New EIT Law, starting from 2008, dividends paid by a PRC foreign-invested enterprise to its immediate parent company outside the PRC are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to a special tax arrangement between Hong Kong and China, such rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise. In October 2009, the State Administration of Taxation further issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Agreements, or Circular 601, and certain other related rules. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as “beneficiary owners” may not be approved to enjoy tax treaty benefits and “beneficial owners” refer to individuals, enterprises or other organizations which are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a “beneficial owner.” Specifically, they expressly exclude a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a “beneficial owner.” As a result, although Shishi Zuoan is currently wholly owned by our Hong Kong subsidiary, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax treaty and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by Shishi Zuoan to our Hong Kong subsidiary because our Hong Kong subsidiary may not qualify as a beneficial owner of Shishi Zuoan.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the New EIT Law, the Ministry of Finance and the State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise

Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We acquired Shishi Zuoan in September 2008 as part of our restructuring to establish a holding company structure. Although we currently have no plans to pursue new acquisitions in China or elsewhere in the world, we cannot assure you that we will not pursue acquisitions in the future that may involve complex corporate structures. If we are considered a “non-resident enterprise” under the New EIT Law and if the PRC tax authorities make adjustments under Circular 59 or Circular 698, our income tax costs associated with such potential acquisitions will be increased.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law established more restrictions and increased costs for employers to dismiss employees under certain circumstances, including specific provisions relating to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. Under the Labor Contract Law, unless otherwise provided by law, an employer is obligated to sign a labor contract with a non-fixed term with an employee, if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, or if the employee has worked for the employer for 10 consecutive years. Severance pay is required if a labor contract expires and is not renewed because of the employer’s refusal to renew or seeking to renew with less favorable terms. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation of five to 15 days, depending on the employee’s number of years of employment. Employees who waive such vacation at the request of employers are entitled to compensation that equals to three times their regular daily salary for each waived vacation day. As a result of these new labor protection measures, our labor costs and those of our third-party contract manufacturers are expected to increase, which may adversely affect our business and our results of operations. It is also possible that the PRC government may enact additional labor-related legislations in the future, which would further increase our labor costs and affect our operations and those of our third-party contract manufacturers.

Risks Related to Our ADSs and Our Trading Market

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to various factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the fashion casual menswear industry;

•	changes in the economic performance or market valuations of other menswear companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the Renminbi and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders and the incurrence of additional indebtedness could increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations, the remaining funds available under our credit facilities and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in light of the current global economic crisis.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs.

If our existing or future shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our share options to be granted under our 2010 Equity Incentive Plan, the market price of our ADSs could fall. Such sales, or perceived potential sales, of our ordinary shares or ADSs might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The ADSs are eligible for immediate resale in the public market without restrictions, except for any ADSs that may be sold to any of the four unaffiliated investors who have agreed with the underwriters to certain lock-up restrictions. In addition, shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions contained in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and the applicable lock-up agreements. If any existing or future shareholder or shareholders sell a substantial amount of ordinary shares or ADSs after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected.

Your interest in our ADSs will be diluted as a result of our 2010 Equity Incentive Plan or other stock option grants.

In December 2010, we established the 2010 Equity Incentive Plan to help us recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3% of our issued share capital immediately, assuming full exercise of all awards that may be granted under the plan. For a description of this plan, see “Item 6.D. Employees — Share-Based Compensation Plans.” Our board of directors has authorized to grant restricted shares in the amount of 0.5% of our issued and outstanding share capital to Mr. Chi Hon Tsang, our chief financial officer. The issuance of such restricted shares or the exercise of options granted under the 2010 Equity Incentive Plan would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year.

In general, a non-U.S. corporation will be considered a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  Because our PFIC status for any taxable year will depend on the composition of our income and assets and the market value of our assets from time to time (which may be determined in part by reference to the market value of our ADSs, which is volatile and has decreased significantly since our public offering), there can be no assurance that we will not be a PFIC for the current or any other taxable year.  We currently hold a significant amount of cash and our PFIC status for the current taxable year may also depend on how quickly we utilize the cash proceeds from our initial public offering in our business.  If we were a PFIC for any taxable year during which a U.S. person owned our ordinary shares or ADSs, such U.S. person may be subject to certain adverse U.S. federal income tax consequences.  See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Mr. James Hong, our founder, beneficially holds a majority interest in our company and has significant influence over our management and his interests may not be aligned with our interests or the interests of our other shareholders.

Currently, our founder, Mr. James Hong, who is also our chairman and chief executive officer, beneficially owns 71.07% of our outstanding ordinary shares on an as-converted basis. See “Item 7.A. Major Shareholders.” Mr. James Hong beneficially owns 56.75% of our outstanding ordinary shares. The interests of this shareholder may conflict with the interests of our other shareholders. Our founder has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote. Under certain circumstances, you may be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. If we ask for your instructions and notify the depositary of such request at least 21 business days in advance of the meeting date, the depositary will notify you of the upcoming vote and arrange to deliver to you our voting materials, which will contain, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given, or deemed given if no instructions are received by the depositary from you on or before the date established by the depositary for such purpose, to the depositary to give a discretionary proxy to a person designated by us. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition from ADS holders (as determined by us or the depositary) exists against the outcome for which the person designated by us would otherwise vote, or the matter materially and adversely affects the rights of holders of the ordinary shares.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary, unless otherwise restricted by any lock-up arrangements. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or government body, or under any provision of the deposit agreement, or for any other reason.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our amended and restated articles of association contain provisions limiting the ability of others to acquire control of our company. These provisions could have the effect of depriving our shareholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may decline and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law and conduct substantially all of our operations in China, and the majority of our officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. All of our officers reside outside the United States, and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside the Cayman Islands or China, the laws of the Cayman Islands and of the PRC may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with Japan, the United Kingdom, the United States and most other Western countries.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We commenced our garment manufacturing operations in June 1999. Our Zuoan trademark was originally registered in 2001 by Fujian Aidu Industry and Trading Co., Ltd., a company wholly owned by the family of Mr. James Hong, our founder. In April 2002, Zuoan Dress Co., Ltd., Shishi, or Shishi Zuoan, was incorporated and commenced operations as a foreign-invested enterprise. The then sole shareholder of Shishi Zuoan was Ms. Siu Fong Or, wife of Mr. James Hong and a Hong Kong resident. Shishi Zuoan subsequently migrated to our current business as a designer brand of fashion casual menswear.

In February 2008, we set up a holding company structure by establishing Fast Boost Holdings Limited, or Fast Boost, in the British Virgin Islands. Fast Boost established a wholly owned subsidiary, Champion Goal Holdings Limited, or Champion Goal, in July 2008 in Hong Kong. Champion Goal then acquired all the equity interests in Shishi Zuoan in September 2008.

We incorporated Zuoan Fashion Limited, or Zuoan Cayman, in August 2010. On October 5, 2010, Fast Boost became the wholly owned subsidiary of Zuoan Cayman through a share exchange through which Zuoan Cayman acquired all of the issued and outstanding shares of Fast Boost, and issued ordinary shares to the shareholders of Fast Boost. Upon completion of the share exchange, Zuoan Cayman became our ultimate holding company.

In August 2010, Shishi Zuoan incorporated a wholly owned subsidiary, Shanghai Mingfu Fashion Limited, or Shanghai Mingfu, in Shanghai. After its incorporation, we relocated our headquarters and design and product development team to Shanghai.

4.B. Business Overview

We are a leading design-driven fashion casual menswear company in China. Our products are designed in-house and sold under our Zuoan brand, which means “left bank” in Chinese, referring to the Left Bank district of Paris and embodying our design philosophy of “fashionable elegance.” We offer a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.

Our design team is led by Mr. James Jinshan Hong, or Mr. James Hong, our chairman and chief executive officer. Mr. James Hong is recognized as one of China’s top designers with more than 15 years of industry experience. Our marketing strategy focuses on promoting an overall brand image that embodies a lifestyle of “fashionable elegance,” rather than individual products. Unlike many of our competitors, we do not rely on large-scale, blanket television advertising, but instead adopt a targeted multi-channel marketing strategy through our sponsorship of selective public events and activities, participation in major fashion shows and exhibitions and national advertising through television, internet, billboards, magazines and newspapers. We outsource the production of most of our products to selected contract manufacturers. For our most exclusive and fashion-forward products, we produce them in our own secure production facility in Jinjiang City, Fujian Province to retain maximum control over quality and prevent unauthorized disclosure of our new collection before its scheduled release.

We sell our products through an extensive distribution network covering 27 of China’s 32 provinces and centrally administered municipalities, as well as through our direct stores. Our products are primarily sold to customers through retail stores operated by our distributors and their sub-distributors. As part of our expansion strategy, in April 2009, we started building up our direct stores in selected cities where we already have an established presence and believe that there is potential for additional growth.

To further promote our brand and improve the performance of Zuoan retail stores, since early 2010 we have adopted a strategy of opening flagship stores, both distributor-operated and directly operated, at prime locations in major cities in China. These flagship stores are significantly larger than most of our existing stores and sell the complete line of our collections. Our distributors have opened seven flagship stores in Henan, Jiangxi, Jilin and Liaoning Provinces. In line with our flagship store strategy, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and intend to open our new directly operated flagship stores at prime commercial areas.

Industry Background

China is one of the largest and fastest-growing menswear markets in the world, driven primarily by a rapidly growing economy and increasing disposable income of consumers. Along with increased purchasing power, male consumers in China are becoming more conscious of and sensitive to the branding, design and quality of menswear. As a result, fashion casual menswear, a sub-sector of casual menswear, has become increasingly popular in China because it caters to consumers who desire variety and fashion that highlight an individual’s personality while participating in recreational, social or leisure activities. The fashion casual menswear market in China is relatively fragmented, with more than 500 fashion casual menswear providers. Among them, only a small number of providers have in-house design capabilities that enable them to provide branded fashion casual menswear products and to retain leading market positions.

Products

We focus on the design and distribution of fashion menswear, including apparel and accessories. Our apparel products include blazers, jackets, sweaters, shirts, T-shirts, leather jackets, down jackets, pants and jeans. Accessories include shoes, bags, ties, belts, socks and scarves. Most of our products are designed to appeal to urban males between the ages of 20 and 40 with moderate-to-high disposable incomes. In 2010, the suggested retail prices of our products ranged from RMB272 to RMB2,051 for our apparel products and RMB70 to RMB609 for our accessory products.

Our products feature innovative and stylish design, as well as quality fabrics and materials. Since 2002, we have launched two collections of new products each year with a different theme to highlight the current trends in menswear for the season. We also devote substantial resources to the development and application of new materials and fabrics which we believe will bring our customers a unique experience and create new market opportunities. For example, we recently launched a series of organic cotton jeans and clothes made of recycled paper.

Sales

General

We sell the substantial majority of our products to our distributors who in turn sell them to retail customers through Zuoan branded retail stores operated by our distributors or their sub-distributors. We believe that our distribution business model which depends primarily on wholesale distributors is commonly adopted by brand owners in China. By selling directly to our distributors, we can recognize revenues upon delivery to our distributors and delegate the distribution responsibilities to our distributors and, through them, to sub-distributors. This allows us to distribute our Zuoan merchandise to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub-distributors. This also minimizes our inventory and sales risks while allowing us to allocate our resources to our core competitive strengths of design, brand management and product development. We believe that our cooperation with distributors has enabled us to expand our business and accelerate our sales growth at much lower costs and operational risk and achieve brand recognition throughout China. Over the years, we have established a nationwide distribution network covering 27 of China’s 32 provinces and centrally administered municipalities as of December 31, 2010.

The following diagram illustrates the relationship among our company, distributors and sub-distributors, retail stores and end-consumers as of December 31, 2010:

Our Distributors

Network of Distributor-Operated Retail Stores

As of December 31, 2010, we had 10 distributors who operated 1,070 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in street-side or commercial centers, including department stores or shopping malls, in their cities. We appointed three new distributors in January 2011 in order to diversify our distributor base and reduce our reliance on current distributors. The average floor area of Zuoan retail stores was approximately 69.2 square meters as of December 31, 2010. We do not have any ownership in, or contractual relationship with, these retail stores, but in the distribution agreements, we require distributors and their sub-distributors to sell only Zuoan products in these retail stores. Distributors are responsible for selecting and ordering products from us and overseeing the sales in the retail stores operated by them and their sub-distributors. The number of Zuoan retail stores has grown significantly in recent years from 643 as of December 31, 2006 to 843, 861 and 1,000 as of December 31, 2007, 2008 and 2009, respectively, with the aggregate floor area increasing from 37,045 square meters as of December 31, 2006 to 50,690 square meters, 56,352 square meters and 66,539 square meters as of December 31, 2007, 2008 and 2009, respectively. In 2007, 2008, 2009 and 2010, sales to distributors accounted for 100.0%, 100.0%, 97.2% and 95.1% of our revenues, respectively.

The following table lists by region the number of Zuoan retail stores operated by distributors and sub-distributors as of the dates indicated:

	As of December 31,
	2008		2009		2010
	Operated by Distributors	Operated by Sub-Distributors	Operated by Distributors	Operated by Sub-Distributors	Operated by Distributors	Operated by Sub-Distributors
Anhui		3		4		9
Beijing	19	3	21	15	21	15
Chongqing	16	2	16	8	16	8
Fujian		23		25		28
Gansu				2		4
Guangdong				2		2
Guangxi						1
Guizhou	15	18	19	15	19	17
Heilongjiang		34		34		34
Hebei		28		30		31
Henan	3	23	9	23	10	30
Hubei	8	56	17	59	17	62
Hunan	19	81	23	89	24	97
Inner Mongolia		21		21		21
Jiangsu	8	85	18	91	18	96
Jiangxi		2		2		9

	As of December 31,
	2008		2009		2010
	Operated by Distributors	Operated by Sub-Distributors	Operated by Distributors	Operated by Sub-Distributors	Operated by Distributors	Operated by Sub-Distributors
Jilin		32		37	1	41
Liaoning	21	65	22	78	25	83
Shaanxi		15		17		22
Shandong		73		74		79
Shanxi		9		10		15
Sichuan		91		98		106
Tianjin				1		1
Tibet		7		7		7
Xinjiang	14	10	14	13	14	18
Yunnan						2
Zhejiang	11	46	11	53	11	56
Subtotal	134	727	170	808	176	894
Total		861		978		1,070

To further promote our brand image and improve the performance of Zuoan retail stores, since early 2010 we have begun to encourage distributors to open flagship stores at prime locations in major cities in China. These flagship stores are significantly larger than most of the existing retail stores and direct stores and offer the complete line of our collections. Our distributors have opened seven flagship stores in Henan, Jiangxi, Jilin and Liaoning Provinces as of December 31, 2010. We plan to continue the opening of flagship stores either through distributors or through our own investments and significantly expand our network of flagship stores in the future.

Management of Distributors and Retail Stores

We are highly selective in appointing distributors. We maintain good relationships with many regional or local distributor candidates which we identify through our internal research and external referrals but only appoint a handful of them to become our distributors. We evaluate the relevant experience of the distributor candidates in operating retail stores, their financial condition and sources of funding required for the establishment of a regional distribution network and their ability to develop a network of retail stores in the designated distribution region of a given distributor before we make any appointment.

Once appointed, each distributor must enter into a distribution agreement with us. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that distributors need to comply with our brand management policies and pricing and store management guidelines. Key terms of our standard distribution agreement include:

•
Geographic Coverage. Distributors are granted exclusive rights to distribute our products (directly and indirectly through their sub-distributors) in the retail stores within the specified geographic area with no overlapping of distributors within our distribution network. However, we retain the right to operate direct stores anywhere regardless of whether we have appointed distributors there.

•
Duration. The distribution agreements generally have an initial term of three years and are renewable at our discretion after taking into account factors such as compliance with our brand management policies and sales performance.

•
Distributor Pricing. Distributors agree to order our products at a discount from our suggested retail prices. The applicable discount rate is typically determined at sales fairs where we collect orders from the distributors. Historically, we have set the discount rate at 65% off of our suggested retail prices.

•
Retail Pricing. Other than at times when we launch promotional campaigns or adjust our strategies, distributors must adopt, and are required to procure their sub-distributors to adopt, our suggested retail prices for products. Distributors must obtain our consent before launching any distributor-specific special offers.

•
Payment and Delivery. We are entitled to require distributors to pay us before delivery of our products. We may also accept payment on credit terms to the extent requested by distributors experiencing working capital difficulties. Nonetheless, in line with industry practice, we generally provide credit terms of up to 90 days to our distributors. The amount and duration of credit granted to each distributor will depend on its financial position and creditworthiness. We handle the arrangements for delivery of our products, but the distributors are required to bear the related costs and expenses.

•
Brand Management. Distributors must comply with our brand management policies and store management guidelines. We may impose penalties, suspend supply of products and terminate the agreement in the event of any breach of such policies.

•
Brand Promotion Allowance. Prior to 2010, as an incentive to promote our brand in order to facilitate the expansion of our sales network and enhance sales, distributors were entitled to a brand promotion allowance equal to 3% of the total purchase orders from us. Such allowance was terminated beginning in 2010 as we adopted a strategy to increase our spending on centralized nationwide marketing activities while continuing to encourage our distributors to pursue their own marketing initiatives in line with our guidelines.

•	Termination. We can terminate the distribution agreements and seek indemnification in the event of breach by distributors.

When opening new retail stores, our distributors conduct research on the market potential of the proposed retail sites, after which they will provide us with an application for opening a new retail store. In reviewing applications, we consider factors including the store location, store layout, available area, market opportunities, competitors and estimated sales. We conduct selected on-site investigations to verify applications filed by our distributors. Such on-site investigations are mandatory for opening new flagship retail stores by distributors. Our retail stores are generally located in prime retail locations in their respective cities and thus benefit from high volumes of pedestrian traffic.

Effective monitoring of distributors and their retail stores is critical to our success. We have a team in our marketing, sales and distribution department to monitor our distributors’ and their sub-distributors’ performance, who conduct on-site inspections of selected retail stores each quarter without prior notice to ensure compliance with our store management guidelines. According to the results of our inspections, we, from time to time, make suggestions to our distributors with respect to the opening or closure of their retail stores. Distributors also need to submit to us their annual/semi-annual plans to estimate their orders for the next season and their plan to improve the performance of existing retail stores or expand by opening new retail stores. This reporting system enables us to access up-to-date sales projections of our distributors and their sub-distributors, which reflects the overall level of retail sales of our products. It also provides us with the expansion plan of each distributor which helps us prepare our overall development plan in a more accurate manner.

We invite our distributors, as well as a select number of their sub-distributors and retail store managers, to attend our sales fairs, which are held twice a year. During the sales fairs, we discuss with our distributors and their sub-distributors the upcoming product line. Apart from participating in two sales fairs each year, our distributors visit us from time to time and contact us as necessary, which allows us to have access to updated market information. We also provide training for distributors and their sub-distributors in the areas of sales techniques, customer service and product knowledge, typically prior to the launch of our new collections each year. We believe that these investments help to improve the operations of the sales network and provide additional value-added services to retain our distributors and their sub-distributors. We have established long-term relationships with our key distributors and except for our three new distributors appointed in January 2011, all of our current distributors have been with us for more than five years. We have not encountered any material dispute or financial difficulty with our key distributors.

Direct Stores

We started establishing direct stores in April 2009. As of December 31, 2010, we had 31 direct stores in seven provinces in China. These stores are all located in department stores or shopping malls, where we typically pay a certain percentage of the revenue that our direct stores achieve in any given period as our rental payment. Compared with standalone stores where a higher fixed amount of rent is typically demanded, operating direct stores in the form of cooperation commission enables us to minimize the upfront cash outflows from opening these direct stores and to control the cost of operation at a relative stable level of the revenue generated by them.

We typically enter into concession agreements to obtain retail space in department stores and shopping malls for our direct stores. Most of these agreements have a term of one year and are renewable upon mutual consent. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and intend to open our new directly operated flagship stores located at prime commercial areas.

Collection of Orders and Distributor Pricing

We collect orders from our distributors primarily at our large sales fairs twice a year. We have a private viewing to showcase our new product collections for our distributors in advance of these sales fairs, at which distributors can preview and evaluate our new product collections. The private viewings are also a good platform for us to exchange information with our distributors about the current and future trends in the menswear market in China, as well as the theme of our new collections. We then organize sales fairs for our distributors, sub-distributors and direct store managers, and collect their orders from the distributors or our direct store managers. Our sales fairs are generally held in spring for our fall/winter collections, and fall for our spring/summer collections. We collect most of our orders from these two large sales fairs. We also hold two small sales fairs in summer and winter to enable our distributors sub-distributors and direct stores to add to their orders for the subsequent winter and summer season, respectively. Historically, approximately 95% of the total purchase orders for our products are placed at these sales fairs. We sell products to our distributors at a discount from our suggested retail prices, which historically has been set at 65% off of the suggested retail prices. We grant a uniform discount rate to all distributors for any purchases made, regardless of the size of their orders. We believe that the orders coming from sales fairs allow us to efficiently utilize our production facilities and contract manufacturers, respond quickly to market demand and manage our inventory more efficiently.

Our Retail Pricing Strategy

To maintain brand equity, we set suggested retail prices and work closely with our distributors in coordinating sales and promotional activities such as loyalty programs for the end-consumers. In determining the suggested retail prices of our products, we usually take into account, among other factors, the prevailing market conditions, cost of design, cost of raw materials and production, and prices set by competitors operating comparable domestic or international brands for similar products. Distributors must adopt, and are required to procure their sub-distributors to adopt, a uniform suggested retail price for each of our products across the market in China, provided, however, that individual distributors or sub-distributors may launch special offers with our prior consent. We generally allow distributors and sub-distributors to offer up to 15% discounts for in-season products. We also generally give distributors and sub-distributors the discretion to set their own discounted prices to promote sales of out-of-season products.

In 2010, the suggested retail prices of our products ranged from RMB272 to RMB2,051 for our apparel products and RMB70 to RMB609 for our accessory products.

Our Design

We believe that innovative and fashionable design drives the success of our brand and is one of the key factors in creating and maintaining the popularity of our products in the market. Our design philosophy is to create fashionable and elegant menswear with quality tailoring. By focusing on product design, we aim to become a fashion trend leader in the casual menswear market in China and supply products that consistently meet customers’ demands. The following diagram illustrates our design process:

Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends.

As of December 31, 2010, our design and product development team comprised 65 members. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. In a typical season, we design and make 1,200 to 1,500 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 400 to 600 designs for mass production. Final design of all of our products will be approved by our product development committee.

In June 2010, we relocated our design and product development centre from Zhongshan, Guangdong Province to Shanghai for product design and market research and analysis. Shanghai is one of the fashion centers in China with some of the top fashion institutes and designers. We believe that this strategic relocation will enable us to quickly adapt to domestic and international fashion trends and to have better access to a high quality pool of designer which, in turn, will strengthen our product design capabilities and our ability to compete more effectively against our competitors.

Our Product Development

Contract Manufacturing

We outsource the production of most of our products to selected contract manufacturers who are able to produce products to our satisfaction in terms of product quality, delivery schedule and price. All of our outsourced products are produced under our Zuoan brand. We believe that our outsourcing arrangements optimize our production flow, allow us to leverage the expertise and resources of these contract manufacturers, and enable us to focus on the products design and brand management which we believe to be our core competitive strength. We also believe that these arrangements are helpful in responding to tight schedules, especially during peak production seasons.

We maintain relationships with many apparel and accessories manufacturers and engage a select group of them each year. We select our contract manufacturers based on the quality of their products, their previous business relationship with us, pricing, reliability, track record in the industry, production capacity and the ability to meet our delivery schedules. Most of our contract manufacturers have had established business relationships with us for more than five years.

We enter into framework agreements with our contract manufacturers. Detailed terms such as product types, unit price, purchase quantity and delivery schedules are included in the purchase orders that we place with our contract manufacturers. We typically pay our contract manufacturers a deposit of up to 30% of the purchase price upon the placement of our orders and settle the balance of the purchase price upon the delivery of the products following the final quality control inspection. We may use multiple contract manufacturers for any given product and are not bound to place any minimum order with any contract manufacturers.

Purchases from our contract manufacturers accounted for 85.5%, 90.7%, 91.6% and 93.4%, respectively, of our total cost of sales in 2007, 2008, 2009 and 2010. Purchases from our largest contract manufacturer accounted for 11.6%, 9.4%, 10.1% and 12.6%, respectively, of our total cost of sales for the same periods.

In-house Production

For our most exclusive and fashion-forward products, we use our own production facility in order to retain maximum control of quality and prevent unauthorized disclosure of new collection before its scheduled release. We also have in-house production for made-to-order products on an ad hoc basis for selected customers under the James Hong private label brand. Our production facility is located in Jinjiang, Fujian Province with a total floor area of approximately 18,300 square meters and an annual capacity of producing approximately 500,000 units of apparel. We believe that in-house production allows us to have better control over our proprietary designs while also balancing efficiency and flexibility in meeting orders and time schedules. We also produce prototypes in-house to showcase at our seasonal sales fairs for our distributors.

The raw materials that we use to produce our products include fabrics (including cotton, denim and synthetic materials) and fasteners (including zips, buttons and buckles), which are sourced from various suppliers mainly located in Fujian and Guangdong provinces. Our procurement department is responsible for, among other things, selecting raw material suppliers based on criteria such as the quality of raw materials supplied, the length of their business relationship with us, pricing, reliability and track record as well as the ability to meet required delivery schedules. We have a pool of approximately 20 raw material suppliers from whom we procure raw materials for our in-house production.

Random inspection and sample testing of incoming raw materials are carried out by our quality assurance personnel to ensure that the procured raw materials conform to our quality standards and specifications. Raw materials that do not meet our requirements are rejected or returned to the suppliers for replacement.

Packaging, Warehousing and Delivery

Finished products undergo a final inspection to ensure that they meet our quality standards and specifications. Products that have passed the final inspection are then packed and sorted according to colors and sizes before being sent for warehousing. We store substantially all of our finished products procured from contract manufacturers in our primary warehousing facility in Fujian and then deliver products to third-party logistics service providers designated by our distributors who will then arrange for subsequent delivery to the retail stores. Shipping and handling expenses related to sales to distributors are incurred by, and paid directly by, our distributors.

Marketing

We believe our brand name plays a significant role in attracting customers and driving our sales and the overall success of our business. Accordingly, our marketing activities focus primarily on enhancing our Zuoan brand as a designer brand for fashion casual menswear. To promote greater awareness of our Zuoan brand and products, we have adopted various marketing approaches which aim to generate interest and recognition not only among retail customers, but also among distributors, salespeople and the media.

Seasonal Sales Fairs

We typically organize two large sales fairs each year, usually four to six months prior to the launch of our spring/summer and fall/winter collections for the subsequent season. We hold such sales fairs in different cities in China, such as Beijing, Shenyang, Xiamen and Shishi, and invite our distributors, certain sub-distributors as well as potential distributors and direct store managers to our sales fairs where we showcase our latest designs and collections. We also hold two small sales fairs in summer and winter to enable our distributors, sub-distributors and direct stores to add their orders for the subsequent winter and summer season, respectively. Historically, approximately 95% of the total purchase orders for our products are placed during these sales fairs.

Fashion Shows and Exhibitions

To promote our Zuoan brand among fashion industry leaders, we participate in major domestic fashion shows and exhibitions including, among others, China Fashion Week, Beijing International Fashion Week and Dalian International Fashion Festival. We present our latest designs and products to increase market awareness of our Zuoan brand and products, establish and maintain relationships with the fashion media and develop sales leads customers.

Advertisements

Our national advertising focuses on building our Zuoan brand image and lifestyle, rather than on individual products. We primarily promote our Zuoan brand and products through advertisements on television, in print media such as magazines and newspapers, on billboards at train stations, bus stops, shopping centers and along highways, and through radio, and on the Internet. We carefully craft the content of our advertisements to attract our target customers: urban males in China between the ages of 20 and 40 with moderate-to-high levels of disposable income.

We publish our own fashion and lifestyle magazine “LEFT” semi-annually. We present our newest collections, update our target customers on the global fashion trends and introduce our recent marketing activities and upcoming promotional activities in this magazine. We also produce product catalogues featuring our designs and products for each season. Copies of our magazines and product catalogues are available to customers for free in Zuoan retail stores, direct stores, major airports, fashion shows and exhibitors as well as events we sponsor.

Sponsorships

From time to time, we selectively sponsor events to promote the recognition and public image of our Zuoan brand. For example, we sponsored tailored menswear for the Ferrari Car Owners’ Gathering in Beijing in April 2008 and the 2008 Beijing Borui Lexus Golf Competition. We also initiated and sponsored the “Save Our Planet, China’s Contribution” campaign in Copenhagen, Denmark in 2009 to help promote the concept of environment protection.

Management of Promotional and Marketing Activities of Our Distributors

Our internal marketing team is responsible only for our national promotional activities as mentioned above and we depend on our distributors and sub-distributors to conduct regional and local promotions and marketing activities in areas where their sales networks are located. These regional and local promotional activities include advertisements through local television, radio, newspapers and magazine, as well as small fashion shows. We encourage our distributors’ advertising efforts by providing them with ready-to-use promotional and marketing materials and assisting them to develop marketing strategies. Prior to 2010, we also provided our distributors a brand promotion allowance equal to 3% of their total purchases. Such allowance was terminated beginning in 2010 as we adopted a strategy to increase our spending on centralized nationwide marketing activities while continuing to encourage our distributors to pursue their own marketing initiatives in line with our guidelines. Through our overall supervision of, and our support to, the regional promotional and marketing activities by our distributors, we aim to present to our retail customers across China a consistent brand image. In 2007, 2008, 2009 and 2010, the brand promotion allowance that we provided to our distributors were RMB13.0 million, RMB17.9 million, RMB13.3 million and nil, respectively. To ensure a consistent store image, we also provide fixtures and fittings such as goods shelves, mannequins and hangers at our cost before our distributors open a new store, and from January 2010, we agreed to reimburse part of the renovation expenses in the amount of RMB3,000 per square meter for new stores opened by most of our distributors. As of December 31, 2010, we incurred expenses relating to such reimbursement in the amount of RMB31.6 million (US$4.8 million).

Loyalty Programs

We believe that building customer loyalty towards our Zuoan Brand products is important to our success. With our encouragement, a number of our distributors or their sub-distributors offer VIP programs under which a member enjoys a discount from the retail price of a product and may also take advantage of promotional services such as rewards points and holiday discount offers. These VIP programs are managed independently by distributors and sub-distributors and as a result, each member of the VIP program is entitled to discounts or other privileges only in certain designated stores which are controlled by the relevant distributors. We have not established a nationwide VIP program and do not provide any monetary support to distributors or sub-distributors who offer VIP programs to customers.

Quality Control

The quality of our Zuoan products is critical to our business and our brand and is key to our continued growth and success. As such, we place great emphasis on quality assurance and have an established quality control system. We obtained the ISO 9001: 2000 certification for our design, production, sales and service processes for jackets with a term of three years commencing from July 2008. This certification is evidence that our quality control management system meets international standards.

As of December 31, 2010, we had a team of 15 staff members in our quality assurance department which is responsible for the quality control of our products. Most of our quality assurance personnel are based in our production facility in Jinjiang and the design and product development centers in Zhongshan and Shanghai, while the remaining staff are located at our contract manufacturers’ production facilities.

For products we produce in-house, our quality assurance team monitors each stage of our production process. We start our quality control process from the time when we select our suppliers, in which a key factor is the quality of their materials. We inspect each batch of shipped raw materials according to our quality standards and certain national health, safety and environmental standards, and return defective materials and components to the suppliers for replacement. We carry out inspections at each stage of our production process to identify and rectify defects. We also carry out regular checks of our machinery and equipment to ensure they are well maintained and in good working condition. All finished products are subject to a final quality inspection to ensure that they are in good condition and conform to the specifications of our quality standards before they are sent to the warehouse for storage in preparation for delivery to our distributors.

With respect to products that are produced by contract manufacturers, we have implemented stringent quality control policies to ensure the products they produce will meet our product specifications and quality standards. We conduct on-site inspections at our contract manufacturers before we enter into a business relationship. We provide technical training to our contract manufacturers and assist them with quality control in the production process. Once a contract manufacturer is appointed, we will send our quality assurance staff to stay in their facilities or visit them on a monthly basis to carry out on-site quality checks and supervision during the production process. We also inspect finished products produced by our contract manufacturers and return defective products for rectification or replacement.

Under our return of products policy, our distributors are required to conduct quality inspections upon receipt of our products and are allowed to return defective goods at the time of delivery. Once the distributors have completed the inspection and accepted the products, they are deemed to have considered the products as satisfactory in the absence of such complaint. Where some defects are not obvious, we may, on a case-by-case basis, allow return of products from distributors even though the notice of complaint is not promptly served.

Competition

We operate in a highly competitive industry. We compete intensively with various domestic brands with similar business models and target markets. We also compete with a growing number of international brands trying to expand their market share in China to take advantage of rising consumer spending on fashion casual menswear. International brands traditionally dominate the high-end market, but domestic brands have advantages in price and distribution and are increasingly competitive in the mid- to high-end markets. In addition, certain business formal menswear brands have been seeking to expand into fashion casual menswear market and if they are successful, it may intensify the competition in the fashion casual menswear market that we engage in. Our major competitors include, among others, international brands such as Jack & Jones, and local brands such as Mark Fairwhale and Jeep.

Our products compete on the basis of brand image, design and concept, product mix, quality, price, customer service and the breadth of our retail network. Some of our competitors may have greater financial, management, human, distribution, development, marketing or other resources or better brand recognition than we do. We face a variety of competitive challenges, including:

•	strong brand recognition among many of our competitors;

•	relatively low entry barriers to the menswear industry;

•	competitive pricing strategies of our competitors;

•	established relationships between our competitors and their distributors;

•	expansion by existing competitors;

•	innovative sales methods adopted by our competitors; and

•	better product designs from or better branding efforts of our competitors.

We believe that our primary competitive advantages are our well-known Zuoan brand, our strong design capability, the style and quality of our apparel and accessories, and our extensive distribution network across China. However, some of our existing and potential competitors may have more retail stores and products or more financial resources than we do. Accordingly, there can be no assurance that we will be able to compete successfully with them in the future.

Intellectual Property

Our trademarks, trade names, trade secrets and other intellectual property rights, such as design and technical know-how, distinguish our products from those of our competitors, and contribute to our competitive advantage in our target market. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and other intellectual property laws as well as confidentiality agreements with our employees, suppliers, distributors and others.

We take the following steps to protect and prevent infringement of our intellectual property rights:

•	manufacture in-house products with proprietary designs to minimize counterfeit products;

•	obtain intellectual property registrations to the extent possible; and

•	prohibit our distributors and sub-distributors from selling counterfeit products and require them to report instances of counterfeit products in the market.

We have registered 23 trademarks and logos relating to our business, including . Our main website is located at www.zuoancn.com, our registered domain name.

We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy our designs, produce counterfeit products or successfully challenge the proprietary rights of any of our brand name or image, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risk to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business.

Insurance

We maintain insurance coverage for our equipment, raw materials and inventory and standard insurance for our directors and officers. However, as is typical in China, we do not maintain general product liability insurance, business interruption insurance or third-party insurance.

As required by regulations in China, we participate in various employee social security plans that are administered by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under relevant PRC laws to make contributions to employee benefit plans at specified percentages of the total salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the relevant local governments from time to time.

Environmental Matters

As required under the environmental laws and regulations in China, we have carried out the relevant environmental impact assessments before commencing construction or renovation of our production facility and have obtained all the required permits and environmental approvals for our production facility.

Legal Proceedings

We are not currently a party to any material legal proceeding or investigation, and, to our knowledge, there are no material legal proceedings threatened against us. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

 4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of December 31, 2010.

4.D. Property, Plant and Equipment

We currently lease all of the properties we use to operate our business. Our operational headquarters, design, product development center and marketing headquarters are located in Shanghai, China, where we lease approximately 2,170 square meters of office space.

Our production facility in Jinjiang, Fujian Province occupies a total floor area of approximately 18,300 square meters. Our production facility has an annual production capacity of 500,000 units of men’s apparel.

Our 31 direct stores are operated through leased retail spaces in department stores and shopping malls. A typical direct store occupies an average area of 81 square meters. We implement a standardized interior design at our direct stores across the country. We have recently developed a new interior design style and plan to renovate our existing direct store to reflect such new interior design over time.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We are a leading design-driven fashion casual menswear company in China. According to the Frost & Sullivan Report, sales of our “Zuoan” branded products ranked second in China’s fashion casual menswear market, with a 5.4% market share, in terms of retail sales in 2009. Our products are designed in-house and sold under our Zuoan brand, which means “left bank” in Chinese, referring to the Left Bank district of Paris and embodying our design philosophy of “fashionable elegance.” We offer a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.

Our design team is led by Mr. James Hong, our chairman and chief executive officer. Mr. James Hong is recognized as one of China’s top designers with more than 15 years of industry experience. He was nominated one of the “Top Three Fashion Designers” by the China Fashion Association in November 2009 and one of “China’s Top 10 Fashion Designers” by the China Fashion Association for two consecutive years in 2006 and 2007. Our marketing strategy focuses on promoting an overall brand image that embodies a lifestyle of “fashionable elegance,” rather than individual products. Unlike many of our competitors, we do not rely on large-scale, blanket television advertising, but instead adopt a targeted multi-channel marketing strategy through our sponsorship of selective public events and activities, participation in major fashion shows and exhibitions and national advertising through television, internet, billboards, magazines and newspapers. We outsource the production of most of our products to selected contract manufacturers. For our most exclusive and fashion-forward products, we produce them in our own secure production facility in Jinjiang City, Fujian Province to retain maximum control over quality and prevent unauthorized disclosure of our new collection before its scheduled release.

We sell our products through an extensive distribution network covering 27 of China’s 32 provinces and centrally administered municipalities, as well as through our direct stores. Our products are primarily sold to customers through retail stores operated by our distributors and their sub-distributors. As of December 31, 2010, we appointed 10 distributors which, directly or through their sub-distributors, operated 1,070 retail stores across China. All of the retail stores are operated under our Zuoan brand and are required to sell only our products. As part of our expansion strategy, in April 2009, we started building up our direct stores in selected cities where we already have an established presence and believe that there is potential for additional growth. As of December 31, 2010, we had 31 direct stores in seven provinces and centrally administered municipalities in China.

To further promote our brand and improve the performance of Zuoan retail stores, since early 2010 we have adopted a strategy of opening flagship stores, both distributor-operated and directly operated at prime locations in major cities in China. These flagship stores are significantly larger than most of our existing stores and sell the complete line of our collections. Our distributors have opened seven flagship stores in Henan, Jiangxi, Jilin and Liaoning Provinces. In line with our flagship store strategy, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and intend to open our new directly operated flagship stores at prime commercial areas.

Our business has grown rapidly in recent years. Our revenues increased from RMB598.3 million in 2008 to RMB693.1 million in 2009 and RMB872.1 million (US$132.1 million) in 2010, representing a CAGR of 20.7% from 2008 to 2010. Our profit after taxation increased from RMB132.7 million in 2008 to RMB153.9 million in 2009 and RMB183.0 million (US$27.7 million) in 2010, representing a CAGR of 17.4% from 2008 to 2010.

Factors Affecting Our Performance

Our business and results of operations are affected by general factors affecting the fashion casual meanswear industry, including:

•	China’s overall economic growth;

•	per capita disposable income and consumer spending;

•	market demand for fashion casual menswear in China;

•	fashion trends and competition among companies to introduce the most popular fashions each year.

Brand Recognition

We derive all of our revenues from sales of our Zuoan branded products in China, and our success depends on the market perception and acceptance of the Zuoan brand and the culture, lifestyle and images associated with this brand. Market acceptance of our brand may affect the selling prices and market demand for our products, the profit margin we can achieve, and our ability to grow.

Our Relationship with Distributors

We rely heavily on third-party distributors and their sub-distributors to market and sell our products. Most of our branded products are distributed through a retail distribution network across 27 provinces and centrally administrated municipalities in China. As of December 31, 2010, this distribution network comprised 1,070 Zuoan retail stores operated by our 10 distributors and their sub-distributors, with sales to distributors accounting for 95.1% of our revenues. We appointed three new distributors in January 2011 in order to diversify our distributor base and reduce our reliance on current distributors. We intend to increase our sales by expanding our network of retail stores and will therefore rely to a large extent on our distributors and their sub-distributors for such expansion. We also depend to a large extent on our distributors to maintain a consistent brand image through the retail stores operated by them and their sub-distributors.

Contract Manufacturing Costs

As we outsource most production to contract manufacturers, changes in our contract manufacturing costs will significantly affect our results of operations. In particular, as our contract manufacturing costs reflect the cost of raw materials and labor costs incurred by our contract manufacturers used in producing our products, changes in the cost of the raw materials and labor will affect our outsourcing costs. We typically maintain good relationships with our contract manufacturers and are able to control contract manufacturing costs through improving production workflow or renegotiating the contract terms. Increases in our contract manufacturing costs could negatively affect our gross profit margins and results of operations to the extent that we are unable to pass these costs on to customers.

Ratio of Retail Stores to Direct Stores in Our Sales Network

The ratio of retail stores to direct stores in terms of floor area in our sales network affects our results of operations in a given period. The retail stores operated by our distributors have been and will continue to be the main contributor to our revenue for the foreseeable future. Under the distribution business model, we sell directly to our distributors and recognize revenues upon delivery of our products to them. Such distribution network has enabled us to accelerate sales growth at a much lower cost than opening direct stores and has limited our inventory and sales risks. Direct stores, despite incurring more significant capital expenditures as compared with retail stores, allow us more control over our brand and the consumer’s shopping experience, which are important factors for the overall success of our business. In addition, our direct store sales generally have a higher gross profit margin than sales to distributors because we are able to sell the products at retail prices directly to the end-consumers and because we recognize expenses relating to our direct stores as selling and distribution expenses. Therefore, the ratio of retail stores to direct stores in our sales network will affect our gross profit margin.

Expansion of Network of Flagship Stores

We intend to expand, either directly or through our distributors, our network of flagship stores with significantly larger store areas at prime commercial locations in major cities. We believe that flagship stores can help further promote our brand awareness, showcase our complete product collections, stimulate sales in Zuoan stores in nearby regions and improve our overall business performance. Opening directly operated flagship stores requires large upfront capital expenditures relating to property lease and renovation costs, as well as high working capital requirements to maintain sufficient inventories in these enlarged stores, which may adversely affect our liquidity and financial condition. In addition, although operating stand-alone, directly operated flagship stores without a commission arrangement may achieve a higher gross profit margin, our net profit margin may not increase and may even decrease in 2011 due to the increase in lease expenses and other operating costs such as salaries incurred by additional store employees.

In connection with our flagship store strategy, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and intend to open our new directly operated flagship stores. As a result, we expect that revenues generated by our direct stores will be minimal until we have built up a scalable network of directly operated flagship stores. Such transfer will not significantly affect our overall gross profit margin in the short term due to the relatively small portion of our total revenues contributed by our direct store sales. However, the sale of inventory for our direct stores to our distributors in connection with such transfer will result in a slight increase in our trade receivables in the first quarter of 2011.

Competition

The fashion casual menswear industry in China is subject to intense competition with an increasing number of local and international fashion casual menswear companies. We compete principally on the basis of brand image, design and concept, product mix, quality, price, size and coverage of distribution network, and proximity to target customers. We may need to reduce our prices, enhance our sales and marketing activities or adjust our production process to lower costs in order to remain competitive.

Seasonality

As is common in the fashion industry, our results of operations are subject to seasonal fluctuations. Generally, the third and fourth quarters, during which we offer our fall/winter collection, account for a higher portion of our annual revenues than other quarters because our fall/winter collections are generally priced higher than our spring/summer collections and consist of more types of products. As a result, comparisons of our sales and results of operations between different periods within a single year or between different periods in different years, are not necessarily indicative of our performance. See “Item 3.D. Key Information — Risk Factors — Risks Related to Our Business — Our business is susceptible to seasonal fluctuations and extreme or unexpected weather conditions.”

Description of Certain Statements of Income Line Items

Revenues

We derive revenues from the sale of men’s apparel and accessories under our “Zuoan” brand through retail stores operated by distributors and sub-distributors, and through our direct stores. Our revenues are stated net of VAT, discounts, rebates and returns. The following table sets forth the revenues generated by sales to our distributors and direct store sales, units sold and average selling price for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
Revenues (in thousands of RMB)
Sales to distributors	598,344	673,860	829,007
Direct store sales	—	19,229	43,078
Units sold (in thousands)	4,723	5,325	6,667
Average selling price (RMB per unit)	127	130	131
Unit cost (RMB per unit)	75	77	77

Our revenues have grown rapidly over the three-year period ended December 31, 2010, primarily driven by the increase of our sales volume. To a lesser extent, the moderate increase of the average selling price also contributed to such growth.

Units sold to our distributors and in our direct stores increased by 34.8%, 12.7% and 25.2% in 2008, 2009 and 2010, respectively, compared to the units sold in 2007, 2008 and 2009, respectively, primarily driven by an increase of the number of and aggregate floor area of the stores as a result of the improvement and expansion of our sales network.

The average selling price for our products increased slightly during the three-year period ended December 31, 2009, due in part to slight increase of our unit costs during the same periods as a result of an increase in raw material prices for both our in-house production and contract manufacturers’ production. Our average selling price increased slightly in 2010 from 2009, primarily due to the slightly increased cost for our apparel products. Due to the annual seasonal pattern in our industry, the average selling price for our products in the first six months of a year is typically slightly lower than the annualized average selling price because our spring/summer collections generally are priced lower than our fall/winter collections due to the slightly lower costs of raw materials for our spring/summer collections.

The fluctuations of the unit cost in the periods presented in the table above in general reflected the fluctuations in raw material prices over the relevant periods.

Sales to Distributors

We sell substantially all of our products to third-party distributors and sub-distributors who then sell the products to end-consumers through Zuoan retail stores operated by them. We expect that sales to distributors will continue to constitute a substantial majority of our total revenues for the foreseeable future. We recognize these revenues when the risk or ownership of our products is transferred to the distributors, which is typically when our products are delivered to them. Our distributors are generally not allowed to return our products except where defective. We sell products to our distributors at a discount from our suggested retail prices, which historically has been set at 65% off of the suggested retail prices. In determining the suggested retail prices of our products, we usually take into account, among other factors, the prevailing market conditions, cost of design, cost of raw materials and production, and prices set by competitors operating comparable domestic or international brands for similar products. Distributors must adopt, and are required to procure their sub-distributors to adopt, a uniform suggested retail price for each of our products across the market in China, provided, however, that individual distributors or sub-distributors may launch special offers with our prior consent. We generally allow distributors and sub-distributors to offer up to 15% discount for in-season products. We also generally give distributors and sub-distributors the discretion to set their own discounted prices to promote sales of out-of-season products. As of December 31, 2010, there were a total of 1,070 Zuoan retail stores operated by 10 distributors and 270 sub-distributors.

Revenues generated from sales to distributors are primarily driven by:

•	the aggregate number of the retail stores operated by our distributors and sub-distributors under our brand;

•	the aggregate floor area of the retail stores operated by our distributors and sub-distributors under our brand; and

•	the sales volume achieved by the retail stores operated by our distributors and sub-distributors under our brand.

Future growth of revenues generated from our sales to distributors will depend significantly upon our ability to expand Zuoan retail stores into new locations in China and further increase same store sales. We plan to coordinate with our distributors to renovate up to 100 of their stores each year at our cost. We expect to incur approximately RMB24 million (US$3.6 million) in expenses each year over the next three years in connection with the completion of the renovation and improvements of these retail stores. We intend to fund this planned expansion in part from the proceeds of our initial public offering.

Direct Store Sales

We also derive revenues from sales through our direct stores. We recognize revenues from sales of our products in our direct stores at the end of each month in which such products are sold to the end-consumers. Direct store sales are comprised of sales proceeds from end-consumers less, in the case of direct stores located in department stores or shopping malls, certain surcharges collected by the department store or shopping mall. Our direct stores are directly operated and managed by us. As a result, compared with the retail stores operated by our distributors, we have better control over our direct stores, including marketing strategies, store lay-out and decoration, services, quality of sales personnel and retail prices. We are able to achieve higher gross margins from our direct store sales because we do not need to go through a distributor or sub-distributor to sell our products and because we recognize expenses relating to our direct stores as selling and distribution expenses.

Cost of Sales

Cost of sales comprises costs of contract manufacturing, in-house production and provision for slow-moving inventory. Cost of sales is recognized when revenues from the corresponding product are recognized.

Contract Manufacturing Costs

Contract manufacturing costs comprise fees paid to contract manufacturers for the production of finished apparel and accessories purchased by us. We outsource the production of most of our products to third-party contract manufacturers. We anticipate that our contract manufacturing costs will increase as sales volume increases and as we shift to more contract manufacturing. Our contract manufacturing costs are dependent on the volume and the product mix of the products ordered. We are able to manage our contract manufacturing costs by maintaining relations with multiple contract manufacturers. In addition, we typically order in large volumes from our contract manufacturers to obtain volume-based discounts. We anticipate that our contract manufacturers’ costs may increase in 2011 due to the general increase in labor costs and raw material costs in China, which may be passed on to us by the contract manufacturers. However, we believe that we will be able to offset the negative impact of such increase by passing the increased costs on to our customers, as we have done in the past. In addition, as our sales are expected to grow, we expect to be able to negotiate more favorable prices with our contract manufacturers as we increase the volume of our purchases.

In-house Production Costs

In-house production costs comprise primarily direct material costs, direct labor costs and production overhead.

•
Direct Material Costs.  Direct materials comprise raw materials, such as fabrics (including cotton, denim and synthetic materials) and fasteners (including zips, buttons and buckles) and are sourced from various suppliers located in Fujian Province and Guangdong Province in China.

•	Direct Labor Costs. Direct labor costs primarily consist of compensation to our production workers at our production facility in Jinjiang, Fujian Province.

•
Production Overhead.  Production overhead includes costs relating to our in-house production such as compensation costs for production management personnel, rental expenses for our production facility, utility and maintenance expenses, social security costs for our in-house production workers and staff, and depreciation of plant and machinery.

Provision for Slow-moving Inventory

We make provisions for slow-moving inventory for any products that remain unsold after their respective sale seasons. We typically produce approximately 5% more products than orders we received during sales fairs in order to meet any unscheduled demands. We have not made any provisions for slow-moving inventory in 2009 and 2010. In 2007 and 2008, we made provisions in the amount of RMB2.6 million and RMB0.2 million for slow-moving inventory, respectively, for our products that remained unsold after their respective sale seasons, because we over-produced by 10% for unscheduled demand in 2006 and 2007. We subsequently disposed of those inventories at cost and realized utilization of provision for slow-moving inventory upon disposal in 2008 and 2009.

Other Income

Other income comprises mainly interest income from bank balances. In addition, our other income was substantially higher in 2008, primarily due to our receipt of a one-time payment of RMB1.4 million from Fujian Aidu Garment Manufacturing Co., Ltd. or Fujian Aidu, in July 2008 as compensation for the termination of the agreement relating to the purchase of our production facility in Jinjiang, Fujian Province.

Operating Expenses

Operating expenses comprise selling and distribution expenses and administrative expenses.

Selling and Distribution Expenses

Selling and distribution expenses comprise compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibition and fashion fair expenses, advertising and marketing promotion expenses, reimbursement to distributors for regional advertisements and the cost of renovation and fittings such as shelving, mannequins and hangers for Zuoan retail stores and expenses relating to our direct stores such as rental expenses, administrative expenses, staff salaries, utilities expenses and transportation charges.

Administrative Expenses

Administrative expenses comprise compensation and related expenses for our management and administrative personnel, depreciation of plant and equipment, rental expenses of our administrative office in Shishi City, Fujian Province, or Shishi, and our design and product development centers in Shanghai and Zhongshan, office-related expenses and loss on disposal of raw material inventory.

We expect our operating expenses will generally increase over time as we continue to expand our business. Our selling and distribution expenses are expected to increase as we continue to grow Zuoan retail stores and flagship stores. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

Finance Costs.

Finance costs comprise interest expenses on interest-bearing bank borrowings in relation to working capital purposes and convertible loans.

Critical Accounting Policies and Estimates

Critical accounting policies are defined as those that involve significant judgment and uncertainty and that could potentially result in materially different results under different assumptions and conditions. We prepare financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods reported. Our principal accounting policies and information about critical estimates are set forth in Notes 3 and 26 to our audited consolidated financial statements. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations of the future changes based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We believe that the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement elements to which they relate or because they require judgment and estimation.

Financial Instruments

We evaluate financial instruments, including convertible loans and other debt instruments, according to the substance of the contractual agreements and in consideration of International Accounting Standards, or IAS, No. 32 and No. 39. These standards require us to make judgments about liability and equity features of the instruments, and also to evaluate if any element of the instrument, including embedded features, is a derivative. We have determined that that none of our current financial instruments contain derivatives.

Impairment of Trade Receivables

We assess the collectability of trade receivables on an ongoing basis. This estimate is based on the credit history of customers and current market conditions. We reassesses the impairment losses at each balance sheet date and make provisions, if necessary. Historically, we have not experienced material losses and have not determined it necessary to record any significant provisions.

Net Realizable Value of Inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical expense of selling products of a similar nature. Changes in selling price could be significant as a result of increasing or decreasing competition. Additionally, changes in fashion and other competitive challenges could impact our estimates. Historically, we have experienced limited obsolescence and therefore, our estimated provisions have been limited. Allowances for inventory obsolescence amounting to RMB2.6 million, RMB0.2 million, nil and nil are recorded in our financial statements as of December 31, 2007, 2008, 2009 and 2010, respectively.

Income Tax

We are liable for income taxes in China. Significant judgment is required in determining the provision for income taxes. There are also claims for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final outcome of these tax matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made. In the event that our estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact matters related to timing or utilization of tax benefits or deductions, adjustments to the recorded amount of net current and deferred tax assets and tax expense would be made.

Share-Based Compensation

In December 2010, we established the 2010 Equity Incentive Plan to help us recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3% of our issued share capital, assuming full exercise of all awards that may be granted under the plan. In December 2010, our board authorized the grant of restricted shares to Mr. Chi Hon Tsang, our chief financial officer, in the amount of 0.5% of our issued share capital immediately on a fully diluted basis under the 2010 Equity Incentive Plan.

Additionally, in November 2010, Fame Brilliant, which is wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, our chairman and chief executive officer, entered into a share purchase agreement with Mr. Chaoshen Wang whereby Fame Brilliant agreed to sell our ordinary shares held by it in an amount of up to 3% of the issued and outstanding shares of our company, or the aggregate purchase shares, to Mr. Wang in recognition of his contribution to our growth in the past and in order to give him an equity-based incentive to encourage his continued employment with us. Under this agreement, Mr. Wang will have the right to purchase from Fame Brilliant the aggregate purchase shares at 85% of the public offering price for our ordinary shares in our initial public offering. Such right will vest in installments over a period of three years commencing from the completion of our initial public offering, contingent upon Mr. Wang’s continued employment with our company. The first installment, equal to one-sixth of the aggregate purchase shares, will vest six months after the completion of our initial public offering, and the second installment, equal to one-sixth of the aggregate purchase shares, will vest one year after the completion of our initial public offering. The remaining purchase shares will vest pro rata each month thereafter over a period of two years.

We will recognize share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan and the share purchase agreement between Fame Brilliant and Mr. Wang in our statements of comprehensive income based on the fair value of the equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service to us in exchange for the equity award.

The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We will consider various factors when estimating expected forfeitures, including historical experience. Actual results may differ substantially from these estimates.

We will determine the fair value of share options granted to employees and directors under the 2010 Equity Incentive Plan using option pricing models, which consider the exercise price relative to the market value of the underlying shares, the expected share price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants will be outstanding before they are ultimately exercised.

For shares granted to employees, the fair value of the shares will be measured as the difference between the market price of our ordinary shares, adjusted to take into account the terms and conditions upon which the shares were granted (except for vesting conditions that are excluded from the measurement of fair value) and the purchase price of the grant. Adjustments to the market price of our ordinary shares could arise, for example, if the employee is not entitled to receive dividends during the vesting period.

The share-based compensation expenses will be categorized as cost of sales, selling and distribution expenses, or administrative expenses, depending on the job functions of the grantees.

Results of Operations

The following table sets forth a summary of our consolidated results of operations as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2008	2009	2010
	% of Total Revenues	% of Total Revenues	% of Total Revenues
Revenues:
Sales to distributors	100	97.2	95.1
Direct store sales	-	2.8	4.9
Total revenues	100	100	100
Cost of sales	(59.4)	(59.3)	(59.1)
Gross profit	40.6	40.7	40.9
Other income	0.3	0.1	0.1
Selling and distribution expenses	(8.3)	(7.7)	(7.1)
Administrative expenses	(3.1)	(3.2)	(4.3)
Finance costs	(0.1)	(0.1)	(0.1)
Profit before taxation	29.4	29.8	28.7
Income tax expense	(7.2)	(7.6)	(7.7)
Profit after taxation	22.2	22.2	21

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Total revenues increased by 25.8% from RMB693.1 million in 2009 to RMB872.1 million (US$132.1 million) in 2010.

•
Sales to Distributors.  Sales to distributors increased by 23.0% from RMB673.9 million in 2009 to RMB829.0 million (US$125.6 million) in 2010. This growth was primarily driven by increased sales volume to distributors, which rose by 23.1% from 5.2 million units in 2009 to 6.4 million units in 2010, as well as a slight increase in the average selling price per unit due to higher costs for raw materials used in our 2010 fall/winter collection. The increase in sales volume was primarily driven by the expansion of our sales network as a result of the increase in the number and aggregate floor area of Zuoan retail stores. The number of Zuoan retail stores increased by 9.4% from 978 as of December 31, 2009 to 1,070 as of December 31, 2010, with aggregate floor area increasing from 64,687 square meters to 73,723 square meters.

•
Direct Store Sales.  We started operating our direct stores in April 2009. Direct store sales increased by 124.0% from RMB19.2 million in 2009 to RMB43.1 million (US$6.5 million) in 2010, primarily driven by increased sales volume in our direct stores as well as an increase in the average selling price per unit due to higher costs for raw materials used in our 2010 fall/winter collection. The sales volume in our direct stores rose by 135.2% from approximately 98,000 units in 2009 to approximately 231,000 units in 2010, primarily due to an increase in the number and aggregate floor area of our direct stores. The number of our direct stores increased from 22 stores as of December 31, 2009 to 31 stores as of December 31, 2010, with aggregate floor area increasing from 1,852 square meters to 2,512 square meters.

Cost of Sales. Cost of sales increased by 25.3% from RMB411.2 million in 2009 to RMB515.2 million (US$78.1 million) in 2010. Cost of sales as a percentage of our revenues decreased slightly from 59.3% in 2009 to 59.1% in 2010.

•
Contract Manufacturing Costs. Contract manufacturing costs increased by 27.8% from RMB376.5 million in 2009 to RMB481.4 million (US$72.9 million) in 2010. This increase was primarily due to the increased volume of purchases from contract manufacturers as a result of increased sales volume. As a percentage of total cost of sales, contract manufacturing costs increased slightly from 91.6% in 2009 to 93.4% in 2010.

•
In-house Production Costs. In-house production costs decreased by 3.0% from RMB34.8 million in 2009 to RMB33.8 million (US$5.1 million) in 2010. This decrease was primarily due to the slight decrease in our in-house production. As a percentage of total cost of sales, in-house production costs decreased from 8.5% in 2009 to 6.6% in 2010.

Gross Profit and Gross Profit Margin. As a result of the foregoing, gross profit increased by 26.6% from RMB281.9 million in 2009 to RMB356.9 million (US$54.1 million) in 2010. Gross profit margin increased from 40.7% to 40.9% during the same periods.

Other Income. Other income decreased by 3.3% from approximately RMB898,000 in 2009 to approximately RMB868,000 (US$0.1 million) in 2010.

Selling and Distribution Expenses. Selling and distribution expenses increased by 15.2% from RMB53.4 million in, 2009 to RMB61.5 million (US$9.3 million) in 2010. This increase was primarily due to a RMB5.2 million increase in advertising and promotion expenses in China following our participation in 2009 environmental protection campaign in Copenhagen, Denmark, as well as RMB14.9 million increases of retail store shelving expenses and direct store-related expenses as a result of the expansion of our sales network, partially offset by the termination of the 3% brand promotion allowance to our distributors beginning in 2010. As a percentage of our revenues, selling and distribution expenses decreased from 7.7% in 2009 to 7.1% in 2010.

Administrative Expenses. Administrative expenses increased by 68.6% from RMB22.2 million in 2009 to RMB37.4 million (US$5.7 million) in 2010. This increase was primarily due to (i) professional fees of RMB5.7 million (US$0.9 million) in connection with our previously proposed listing in Singapore and auditor’s remuneration, (ii) exchange loss of RMB3.5 million (US$0.6 million) related to the translation of our convertible loans from Singapore dollar to Renminbi, (iii) disposal of scrap raw materials and packing materials in the amount of RMB1.1 million, (iv) increase in rental expenses of the new headquarter in Shanghai and (v) a one-time payment of S$0.6 million (US$0.4 million) to Phillip Ventures Enterprise Fund 2 Ltd., or Phillip Ventures, as consideration for extending the maturity of the 2008 convertible loan. Administrative expenses as a percentage of our revenues increased from 3.2% in 2009 to 4.3% in 2010.

Finance Costs. Finance costs increased significantly from RMB1.0 million in 2009 to RMB8.6 million (US$1.3 million) in 2010. This increase was primarily due to the increase in the interest-bearing bank borrowings for working capital purposes to fund our business expansion and the accrued interest on our convertible loans with a private investor amounting to RMB6.3 million.

Income Tax Expense. Income tax expense increased by 28.6% from RMB52.4 million in 2009 to RMB67.3 million (US$10.2 million) in 2010. This increase was primarily due to increases in our revenue and pre-tax income. Our effective tax rate was 25.4% and 26.9% for 2009 and 2010, respectively.

Profit after Taxation. As a result of the foregoing, we had profit after taxation of RMB183.0 million (US$27.7 million) in 2010, representing an increase of 18.9% from profit after taxation of RMB153.9 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues. Total revenues increased by 15.8% from RMB598.3 million in 2008 to RMB693.1 million (US$103.6 million) in 2009.

•
Sales to Distributors. Sales to distributors increased by 12.6% from RMB598.3 million in 2008 to RMB673.9 million (US$100.7 million) in 2009. This growth was primarily driven by increased sales volume to our distributors, which rose by 10.7% from 4.7 million units in 2008 to 5.2 million units in 2009, slightly enhanced by an increase in the average selling price per unit primarily due to an increase in our unit cost. The increase in sales volume was primarily driven by the expansion of our sales network as a result of the increase in the number and aggregate floor area of Zuoan retail stores. The number of Zuoan retail stores increased by 13.6% from 861 as of December 31, 2008 to 978 as of December 31, 2009, with the aggregate floor area increasing from 56,352 square meters to 64,687 square meters.

•
Direct Store Sales.  We started operating our direct stores in April 2009. We generated revenues of RMB19.2 million (US$2.9 million) from our direct stores in 2009. The aggregate floor area for our direct stores as of December 31, 2009 was 1,865 square meters.

Cost of Sales. Total cost of sales increased by 15.6% from RMB355.6 million 2008 to RMB411.2 million (US$61.5 million) in 2009. Cost of sales as a percentage of our revenues decreased slightly from 59.4% in the year ended December 31, 2008 to 59.3% in 2009.

•
Contract Manufacturing Costs. Contract manufacturing costs increased by 16.8% from RMB322.5 million in 2008 to RMB376.5 million (US$56.3 million) in 2009. This increase was primarily due to the increased volume of purchase from our contract manufacturers as a result of increased sales volume. As a percentage of total cost of sales, contract manufacturing costs increased from 90.7% in 2008 to 91.6% in 2009.

•
In-house Production Costs. In-house productions costs decreased by 3.9% from RMB36.2 million in 2008 to RMB34.8 million (US$5.2 million) in 2009. This decrease was primarily due to the decrease in our in-house production. As a percentage of total cost of sales, in-house production costs decreased from 10.2% in, 2008 to 8.5% in 2009.

Gross Profit and Gross Profit Margin. As a result of the foregoing, gross profit increased by 16.2% from RMB242.7 million in 2008 to RMB281.9 million (US$42.1 million) in 2009. Gross profit margin increased slightly from 40.6% in the year ended December 31, 2008 to 40.7% in 2009.

Other Income. Other income decreased by 49.6% from RMB1.8 million in 2008 to RMB0.9 million (US$0.1 million) in 2009. This decrease was primarily due to receipt of a one-time payment of RMB1.4 million from Fujian Aidu in July 2008 as compensation for the termination of the agreement relating to the purchase of our production facility in Jinjiang, Fujian Province.

Selling and Distribution Expenses. Selling and distribution expenses increased by 7.5% from RMB49.7 million in 2008 to RMB53.4 million (US$8.0 million) in 2009. This increase was primarily due to an RMB4.8 million increase in advertising and promotion expenses in connection with the environmental protection campaign in Copenhagen, Denmark in 2009, as well as increases of and direct store-related expenses as a result of the expansion of our sales network. As a percentage of our revenues, selling and distribution expenses decreased from 8.3% in 2008 to 7.7% in 2009.

Administrative Expenses. Administrative expenses increased by 19.4% from RMB18.6 million in 2008 to RMB22.2 million (US$3.3 million) in 2009. This was primarily due to professional fees of RMB2.3 million incurred in connection with our previously proposed listing in Singapore and the exchange loss of RMB1.1 million (US$0.2 million) related to the translation of our convertible loans from Singapore dollars into Renminbi. Administrative expenses as a percentage of revenues increased slightly from 3.1% in the year ended December 31, 2008 to 3.2% in 2009.

Finance Costs. Finance costs increased by 182.8% from RMB0.4 million in 2008 to RMB1.0 million (US$0.1 million) in 2009. This was primarily due to the increase in interest-bearing bank borrowings for working capital purposes to fund our business expansion.

Income Tax Expense. Income tax expense increased by 21.2% from RMB43.2 million in 2008 to RMB52.4 million (US$7.8 million) in 2009. This increase was primarily due to increases in our revenue and pre-tax income.

Profit after Taxation. As a result of the foregoing, we had profit after taxation of RMB153.9 million (US$23.0 million) in 2009, representing an increase of 16.0% from profit after taxation of RMB132.7 million in 2008.

5.B. Liquidity and Capital Resources

Our primary cash requirements are to finance working capital requirements and capital expenditures, including the opening of new, directly operated flagship stores, renovating our existing retail stores, establishing our new logistics center in Shishi and upgrading and expanding our existing production facilities. Historically, our principal sources of liquidity have been cash generated from our operating activities, sale of our ordinary shares and convertible loans through private placements and borrowings from the PRC commercial banks.

We had cash and cash equivalents, consisting of cash on hand and cash at bank of RMB141.6 million and RMB367.7 million (US$55.7 million) as of December 31, 2009 and 2010, respectively. We had bank facilities of RMB33.0 million and RMB67.9 million (US$10.3 million) as of December 31, 2009 and 2010, respectively. As of December 31, 2010, we have unutilized bank facilities of RMB11.2 million (US$1.7 million). We had no material capital commitments as of December 31, 2010.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balance, the remaining funds available under our credit facilities and proceeds from our initial public offering.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(unaudited)
	(in thousands)
Operating profit before working
Operating profit before working capital changes	177,124	207,556	258,739	39,203
Trade and other receivables	(38,926)	(73,388)	(34,403)	(5,213)
Prepayments	22,600	(2,436)	(5,661)	(858)
Fixed deposits pledged	(5,905)	3,730	1,121	170
Inventory	42,068	(9,090)	(4,930)	(747)
Trade and other payables	22,503	(35,238)	14,371	2,177
Cash generated from operations	219,464	91,134	229,237	34,733

For the Year Ended December 31,
2008	2009	2010
RMB	RMB	RMB	US$
(unaudited)
(in thousands)

Interest paid	(360)	(1,018)	(2,332)	(353)
Income tax paid	(44,322)	(48,844)	(61,426)	(9,307)
Net cash from operating activities	174,782	41,272	165,479	25,073
Net cash from/(used in) investing activities	(284)	233	(489)	(74)
Net cash from/(used in) financing activities	(127,515)	29,439	61,172	9,268
Net increase/(decrease) in cash and cash equivalents	46,983	70,944	226,162	34,267
Cash and cash equivalents at beginning of the period	23,642	70,625	141,569	21,450
Cash and cash equivalents at end of the period	70,625	141,569	367,731	55,717

Operating Activities

Historically, we have financed our operating activities primarily through cash generated from operations and financing activities.

Net cash provided by operating activities was RMB165.5 million (US$25.1 million) in 2010. This was primarily attributable to (i) our profit before taxation of RMB250.3 million (US$37.9 million) and (ii) the increase in trade and other payables of RMB14.4 million (US$2.2 million) due to unpaid value-added tax for the third quarter of 2010 and accrual of professional fees in connection with our initial public offering, partially offset by (i) the increase in our trade and other receivables of RMB34.4 million (US$5.2 million) in connection with the delivered products for our 2010 fall/winter collection, the payments for which were not due before December 31, 2010, and (ii) the increase of inventory of RMB4.9 million (US$0.7 million) due to the stocking of finished products for our direct stores and undelivered products for our 2010 fall/winter collection. We also paid an income tax in the amount of RMB61.4 million (US$9.3 million).

Net cash provided from operating activities was RMB41.3 million in 2009. This was primarily attributable to our profit before taxation of RMB206.3 million due to increases in sales volume of our products and the decrease in pledging of fixed deposits of RMB3.7 million for the purpose of securing bills payable, partially offset by (i) the increase of trade and other receivables of RMB73.4 million, which reflected the overall increase in market demand for our products, (ii) the increase of inventory of RMB9.1 million as a result of the stocking of finished products for our direct stores, (iii) the increase of other current assets of RMB2.4 million as a result of the prepayment of professional fees incurred in connection with the preparation for our previously proposed listing in Singapore, and (iv) the decrease of trade and other payables of RMB35.2 million, which reflected the early delivery of our 2009 fall/winter collection from contract manufacturers and early settlement of the trade and other payables due to the early arrival of winter in China in 2009. In addition, we paid an income tax in the amount of RMB48.8 million.

Net cash provided from operating activities was RMB174.8 million in 2008. This was primarily attributable to (i) our profit before taxation of RMB175.9 million due to increases in sales volume of our products, (ii) the decrease of other current assets of RMB22.6 million as a result of the refund of the deposit paid to Fujian Aidu for the purchase of the production facility in Jinjiang, Fujian Province, (iii) the decrease of inventory of RMB42.1 million, which reflected the late delivery of our products by our contract manufacturers, and (iv) the increase in trade and other payables of RMB22.5 million in line with the expansion of our business activities. This was partially offset by (i) the increase of trade and other receivables of RMB38.9 million, which reflected the overall increase in market demand for our products, (ii) the increase in pledging of fixed deposits in the amount of RMB5.9 million for the purpose of securing bills payable, and (iii) income tax in the amount of RMB44.3 million.

Investing Activities

Cash used in investing activities is primarily related to acquisition of property, equipment and motor vehicles for office and internal production use. Our cash generated from investing activities is primarily related to bank interests. We experienced net cash outflows from investing activities in 2008 and 2010, and generated cash inflows from investing activities in 2009.

Net cash used in investing activities was RMB0.5 million (US$0.07 million) in 2010, primarily due to purchase of property, plant and equipment in the amount of RMB1.4 million (US$0.2 million).

Net cash from investing activities was RMB0.2 million in 2009, primarily due to bank interest income of RMB0.5 million, partially offset by the payments for acquisition of office equipment and motor vehicles in the amount of RMB0.3 million.

Net cash used in investing activities was RMB0.3 million in 2008, primarily due to the payment of RMB0.7 million for the acquisition of property, plant and equipment, which was partially offset by (i) the interest of RMB0.4 million received from bank deposits and (ii) the proceeds of RMB32,000 received from disposal of plant and equipment.

Financing Activities

Cash from financing activities primarily consists of proceeds from the sale of our ordinary shares, borrowings from the PRC commercial banks, and borrowing of convertible loans from a private investor. Cash used in financial activities primarily consists of dividend payments. We declared and distributed dividends in 2008.

Net cash from financing activities was RMB61.2 million (US$9.3 million) in 2010, primarily attributable to (i) bank loans of RMB57.7 million (US$8.7 million) for working capital purposes and (ii) convertible loans of RMB21.5 million (US$3.3 million) obtained from a private investor. This was partially offset by the repayment of RMB18.1 million (US$2.7 million) of our bank loans.

Net cash provided from financing activities was RMB29.4 million in 2009, primarily due to (i) bank loans of RMB18.6 million for working capital purposes and (ii) convertible loans of RMB19.4 million obtained from a private investor. This was partially offset by the repayment of RMB8.6 million of our bank loans.

Net cash used in financing activities was RMB127.5 million in 2008, due primarily to (i) the payment of RMB140.0 million as dividends to our shareholders and (ii) repayment of bank loans in the amount of RMB2.5 million. This was partially offset by (i) proceeds of RMB7.9 million from the issuance of new shares and (ii) a bank loan of RMB7.1 million.

5.C. Research and Development

Our design philosophy is to create fashionable and elegant menswear with quality tailoring. By focusing on product design, we aim to become a fashion trend leader in the casual menswear market in China and supply products that consistently meet customers’ demands. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends. As of December 31, 2010, our design and product development team comprised 65 members. In a typical season, we design and make 1,200 to 1,500 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 400 to 600 designs for mass production. Final design of all of our products will be approved by our product development committee.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Off-Balance Sheet Arrangements

In May 2009, Shishi Zuoan, our PRC subsidiary, agreed to provide a corporate guarantee, up to an aggregate amount of RMB6.0 million, with respect to Fujian Aidu’s obligations under the loan agreements entered or to be entered between Fujian Aidu Garment Manufacturing Co., Ltd., or Fujian Aidu, a company controlled by Mr. Chaojie Hong, uncle of Mr. James Hong, and Agriculture Bank of China from May 11, 2009 to May 10, 2012. As of December 31, 2010, nil was outstanding under this guarantee. Other than this guarantee, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Convertible loans	40,961	40,961	—	—	—
Short-term debt	56,700	56,700	—	—	—
Operating lease obligations	26,452	8,106	18,346	—	—
Total	124,113	105,767	18,346	—	—

As of December 31, 2010, the operating lease obligations related to our obligations under lease agreements for our plants for internal production, office spaces, and direct stores. We intend to finance the above lease commitments by cash generated from our operating activities.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the rate of increase in the consumer price index in China was 4.8% and 5.9% in 2007 and 2008, respectively. The consumer price index in China decreased by 0.7% in 2009 and increased by 3.3% in 2010.

Recent Accounting Pronouncements

As of the date of this annual report on Form 20-F, certain new International Financial Reporting Standards, or IFRS, or International Accounting Standards, or IAS, and amendments or interpretations to the existing IFRS or IAS that are relevant to us have been published.

The following new standards and amendments to the standards are mandatory for the first time for the financial year beginning January 1, 2010:

Revised IFRS 3, “Business Combinations” (2008)

Revised IFRS 3 harmonizes business combination accounting with US GAAP. Among other items, the standard adopts a broader definition of “business” and requires all payments to purchase a business to be recorded at fair value at the acquisition date (including contingent consideration and any pre-existing interest in the acquired entity), some contingent payments to be subsequently remeasured at fair value through income, and transaction costs to be expensed as incurred. We will adopt Revised IFRS 3 to our financial statements for the year ending December 31, 2010. Although Revised IFRS 3 will be applied prospectively, because we do not have business combinations during the first nine months of 2010, it will not impact our results of operations and financial position for periods as of and for the period ended September 30, 2010. This standard will have an impact on our consolidated financial statements if we enter into any future business combinations.

Amended IAS 27, “Consolidated and Separate Financial Statements” (2008)

Amended IAS 27 requires accounting for changes in ownership interests by companies in their subsidiaries, while maintaining control, to be recognized as an equity transaction. These transactions will no longer result in the recognition of goodwill in the case of acquisition transactions, or the recognition of gains and losses in the case of disposal transactions. Furthermore, when a company loses control of a subsidiary, any interest retained in such subsidiary will be measured at fair value with the gain or loss recognized as profit or loss. Amended IAS 27 will be applicable to our financial statements for the year ending December 31, 2010. Currently, all of our subsidiaries are 100% owned, we do not have any non-controlling interests recorded in our financial statements, and we have not historically had transactions with non-controlling interests. Therefore, the adoption of Amended IAS 27 is not expected to have a material effect on our consolidated financial statements, unless we enter into such non-controlling interest transactions.

Revised IAS 24, “Related Party Disclosures” (2009)

Revised IAS 24 clarifies and simplifies the definition of “related party” and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The governmental portion of this standard will not impact us as we are not a government-related entity. The previous definition of “related party” was complicated and contained a number of inconsistencies. These inconsistencies meant, for example, that there were situations in which only one party to a transaction was required to make related-party disclosures. The definition has been amended to remove the inconsistencies and to make it simpler and easier to apply. The standard is effective for annual periods on or after January 1, 2011. We do not believe that the adoption of IAS 24 will have a material impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of seven directors, three of whom are independent directors within the meaning of NYSE corporate governance rules. Other than Mr. James Jinshan Hong and Mr. Tianzhen Hong, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth the name, age and position of each of our directors and executive officers as of December 31, 2010. Unless otherwise indicated, the positions or titles indicated in the table below refer to Zuoan Fashion Limited.

Directors and Executive Officers	Age	Position/Title
James Jinshan Hong	37	Chairman of the Board of Directors and Chief Executive Officer
Chaoshen Wang	47	Director and Chief Operating Officer
Tianzhen Hong	35	Director and Vice General Manager
Jianwei Shen	54	Independent Director
Baoyan Su	44	Independent Director
Frank Zhao	49	Independent Director
Wenxin Zhu	38	Independent Director
Chi Hon Tsang	36	Chief Financial Officer
Cheok Chi Tam	49	Vice President of Procurement and Production

Directors and Executive Officers	Age	Position/Title
Xiaodong Li	31	Vice President of Marketing, Sales and Distribution
Feiyan Zheng	28	Vice President of Design
Yan Qiu	41	Vice President of Administration
John Meng Low	46	Vice President of Corporate Finance and Investor Relations
Dangsheng Chen	38	Finance Manager

Directors

James Jinshan Hong, also named Kam Shan Hung, is the founder, chairman of the board and chief executive officer of our company. Mr. Hong was named one of the top 10 fashion designers in China by China Fashion Association in 2007 and 2008, respectively. Mr. James Hong has been with us since 2002. Prior to founding our company, Mr. Hong served as an assistant designer at Fujian Jinjiang Limei Clothing Co., Ltd. from 1992 to 1998.

Chaoshen Wang is a director and the chief operating officer of our company. Mr. Wang joined our company in 2002. Prior to joining us, Mr. Wang served as the chief marketing officer of Judger Group Co., Ltd. from 1999 to 2002. He also served as the chief marketing officer at Baoxiniao Group from 1996 to 1999. He was a business manager at Shandong Xianxia Clothing Co., Ltd. from 1993 to 1996. From 1986 to 1992, he worked in various roles ranging from technician to deputy manager at Shandong Longkou Clothing General Factory.

Tianzhen Hong has served as a director and vice general manager of our company since 2008. Prior to joining us, Mr. Hong served as procurement manager of Shishi Lianyi Cloth Trading Co., Ltd. from 2002 to 2007. Mr. Tianzhen Hong and Mr. James Hong are brothers.

Jianwei Shen serves as an independent director of our company. Mr. Shen is an associate professor at China Agricultural University. Mr. Shen currently also serves as an independent director of China Essence Group Ltd., a company listed on the Main Board of the Singapore Exchange Securities Trading Limited, or SGX-ST. He is also an independent director and the chairman of the remuneration committee of VLOV Inc. (formerly known as “Sino Charter, Inc.”), a company listed on the OTC Bulletin Board. He served as in-house management consultant in Fujian Fuma Foods Group Co. from 2002 to 2005. From 1993 to 2000, he was the project manager in Beijing Xingyun Industrial Co. Ltd. Mr. Shen graduated with a bachelor’s degree and a master degree in agricultural studies from Beijing Agricultural University. He also obtained a doctorate degree in agricultural studies from Beijing Agricultural University in a joint program with Hohenheim University, Germany.

Baoyan Su serves as an independent director of our company. Ms. Su has been the vice president of the China Fashion Association since 2005, and was the assistant president in 2004, the general secretary from 2002 to 2003 and the vice general secretary from 2000 to 2001. She also served as a director of the International Exchange Department of the China National Garment Association from 2000 to 2001. From 1999 to 2000, Ms. Su was the deputy general director of China Textile International Exchange Center. Ms. Su graduated with a bachelor’s degree in French language from Xiamen University.

Frank Zhao serves as an independent director of our company. Mr. Zhao is a U.S. certified public accountant and a fellow of the American Institute of Certified Public Accountants, with over 20 years’ experience in corporate finance and audit practice with various publicly listed companies and PricewaterhouseCoopers in the U.S. and China. Mr. Zhao is the chief financial officer of Kingmed Diagnostics and has held this position since January 2011. Prior to that, he was the chief financial officer of Simcere Pharmaceutical Group, an NYSE-listed company from 2006 to 2011. Prior to that, he was the chief financial officer of Sun New Media Group, a NASDAQ-listed company, from 2005 to 2006. Previously, he held senior financial positions with several publicly listed companies in the United States and was an investment consultant with Beijing International Trust and Investment Company. Mr. Zhao graduated with a bachelor’s degree in economics from Peking University and obtained a master’s degree in professional accounting from the University of Hartford.

Wenxin Zhu serves as an independent director of our company. Mr. Zhu is the chairman of the board of System Expert Consultancy and has held this position since 1999. He currently also serves as a member of China National Garment Association Expert Committee, a clothing profession consultant of the China Chain-Store & Franchise Association, a clothing industry senior consultant of Alibaba Group and a visiting professor of Beijing Normal University, Zhuhai. Mr. Zhu was a management consultant of Qianjiang Business Consulting Co. Ltd. from 1995 to

1999. Prior to that, he was a customer manager of Xinjiang Pulana Advertisement Company from 1994 to 1995.

Other Executive Officers

Chi Hon Tsang has served as the chief financial officer of our company since 2009. Prior to joining us, Mr. Tsang served as a finance manager at Luxworld Limited. Prior to that, he served as an audit principal with Lee & Yu Certified Public Accountants in 2009. He worked with Reyoung Pharmaceutical Holdings Limited as its chief financial officer from 2007 to 2008. He served as a supervisor at Grant Thornton from 2004 to 2007, and an audit associate at Baker Tilly Hong Kong Limited from 1999 to 2004. Mr. Tsang graduated with a bachelor’s degree in accounting from the University of Hong Kong. He is a certified public accountant and a member of the Hong Kong Institution of Certified Public Accountants.

Cheok Chi Tam has served as the vice president of our company in charge of procurement and production since 2008. Prior to joining us, Mr. Tam served as the production manager of Metropolo Macau from 2001 to 2007. He served as production manager at Mandarin H.K. from 1991 to 2000.

Xiaodong Li is the vice president of our company in charge of marketing, sales and distribution. Prior to joining us, Mr. Li served as chief officer of Guangdong Dress Co., Ltd from 2006 to 2008. From 2004 to 2006, he worked as a sales manager at Guangxi Dress Co., Ltd. Mr. Li graduated from the University of Inner Mongolia with a bachelor’s degree in sales and marketing.

Feiyan Zheng is the vice president of our company in charge of design. Prior to joining us, Mr. Zheng served as a design manager at Zhongshan Feiyan Clothing Co., Ltd. from 2001 to 2006. Prior to that, he was a design manager at Hong Kong Crocodile Zhongshan Co., Ltd. from 1999 to 2001.

Yan Qiu is the vice president of our company in charge of administration. Prior to joining us, Ms. Qiu served as a deputy manager of Shanghai Xinke Mechanical Co., Ltd. from 2001 to 2010. Ms. Qiu has the Professional Certificate in Accounting, issued by Huangpu District Bureau of Finance, Shanghai.

John Meng Low is the vice president of our company in charge of corporate finance and investor relations. Mr. Low joined our company in November 2010. Before joining us, he was a part-time manager of the corporate finance and investor relations department of Carlo Castello Group from 2009. He served as the head of financial management and corporate communications of Yanlord Land Group Ltd. from 2008 to 2009. From 2002 to 2008, Mr. Low was the head of treasury and corporate finance department of U-Right International Holdings Ltd. Mr. Low was a vice president of Salomon Smith Barney from 2000 to 2002 and the Chase Manhattan Bank from 1999 to 2000. Prior to that, he worked as the executive director of CIBC/CEF (Singapore) Ltd. from 1996 to 1998. Mr. Low graduated with a bachelor’s degree in accounting studies from Macquarie University, Australia.

Dangsheng Chen is our finance manager. Prior to joining us, Mr. Chen served as finance manager of Tries Clothing Stock Co., Ltd. from 2006 to 2008, and as finance manager of Quanzhou Sansheng Rubber Plastic Foamed Shoes Materials Co., Ltd. from 2002 to 2006. He also served as a deputy finance manager at Hengan (Jiangxi) Hygiene Products Co., Ltd. from 2000 to 2002. Prior to that, he was an accountant with Hawson (Fujian) Ltd. from 1996 to 2000.

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2010, the aggregate cash compensation that we paid to our executive directors and officers was approximately $3.1 million. The aggregate share-based compensation that we paid to our executive directors and officers was nil. We have no service contracts with any of our executive directors or officers providing for benefits upon termination of employment.

6.C. Board Practices

General

Our board of directors will consist of seven directors, three of whom are independent directors within the meaning of NYSE corporate governance rules. Under our amended and restated memorandum and articles of association, our board of directors shall consist of at least two directors. Our directors may from time to time appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors. Any director so appointed shall hold office only until our next annual general shareholders’ meeting and shall then be eligible for re-election. Our directors may also be elected by the holders of ordinary shares. There is no shareholding requirement for qualification to serve as a member of our board of directors.

Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors—the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee’s members and functions are described below. We have adopted a charter for each of the board committees.

Audit Committee. Our audit committee currently consists of three directors, namely Frank Zhao (as chairman of the committee), Jianwei Shen and Wenxin Zhu. Each of them satisfies the “independence” requirements of the NYSE and the SEC. In addition, our board of directors has determined that Frank Zhao is qualified as an audit committee financial expert within the meaning of the applicable rule of the SEC. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	overseeing the qualification of the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives and actions;

•	reviewing policies with respect to risk assessment and risk management;

•	reviewing our disclosure controls and procedures and internal control over financial reporting;

•
timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company and all other material written communications between the independent auditors and management;

•	periodically reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee. Our compensation committee currently consists of Jianwei Shen (as chairman of the committee), Baoyan Su and Wenxin Zhu. Each of them satisfies the “independence” requirements of the NYSE. Our compensation committee will assist the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation for our senior executives;

•	reviewing and evaluating our executive compensation and benefits policies generally;

•	reporting to our board of directors periodically;

•	evaluating its own performance and reporting to our board of directors on such evaluation;

•	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Wenxin Zhu (as chairman of the committee), Baoyan Su and Frank Zhao. Each of them satisfies the “independence” requirements of the NYSE. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to serve as our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	periodically reviewing with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•
advising the board periodically with regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all corporate governance matters and on any remedial action to be taken.

Terms of Directors and Officers

Each of our directors holds office until a successor has been duly elected or appointed or until his or her office is otherwise vacated, except as otherwise described under “—Board of Directors” above. Our directors are subject to periodic retirement and re-election at staggered intervals. At each annual general meeting, one-third of our directors who are subject to retirement by rotation (or, if their number is not a multiple of three, the number nearest to, but not exceeding, one-third) retire from office. The chairman of our board of directors or our managing director will not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Any retiring director is eligible for re-election. The directors to retire at each annual general meeting will be determined as follows: (i) first, any directors who wish to retire and not offer themselves for re-election and (ii) if no director wishes to retire, then such directors who have been longest in office since their last re-election or appointment, provided that among directors who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Beginning in 2011, assuming that our board of directors will consist of seven directors, the term of each director (other than the chairman) will not exceed three years.

All of our executive officers are appointed by and serve at the discretion of our board of directors.

6.D. Employees

As of December 31, 2010, December 31, 2009 and December 31, 2008, we had 635, 600 and 566 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2010:

	Number of Employees	% of Total
Management and administration	29	4.6
Marketing, sales and distribution	169	26.6
Design and product development	65	10.2
Production	336	52.9
Procurement, warehousing and logistics	21	3.3
Quality assurance	15	2.4
Total	635	100.0

We generally enter into standard employment contracts with our officers, managers and other employees with a term of three years. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. In addition, the standard employment agreements for our product design and development department and our executive officers contain confidentiality provisions which aim at protecting our designs, collections and trademarks and other intellectual property rights.

None of our employees are represented by collective bargaining arrangements or are members of a labor union, and we consider our relations with our employees to be good.

Share-Based Compensation Plans

Our equity incentive plan adopted in December 2010, or the 2010 Equity Incentive Plan, provides for the grant of options, share appreciation rights, or other share-based awards, referred to as “awards.” The purpose of the plan is to help us recruit and retain key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors authorized the issuance of up to 3% of our issued share capital immediately following the completion of our initial public offering, assuming full exercise of all awards that may be granted under this plan. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company as a result of their proprietary interest in the company’s success.

Plan Administration. Our 2010 Equity Incentive Plan will be administered by the compensation committee of our board of directors. The compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The compensation committee will have the full power and authority to establish the terms and conditions of each award consistent with the provisions of the plan, including, but not limited to, the exercise price for an option, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under our 2010 Equity Incentive Plan.

•
Options. Options have specified terms set forth in a share option agreement. The exercise price of an option must not be less than 100% (in term of individuals subject to U.S. taxation) or 85% of the fair market value of the underlying shares on the option grant date. The term of an option granted under the 2010 Equity Incentive Plan must not exceed ten years from the date the option is granted, and a shorter term may be required.

•
Restricted Stock and Restricted Stock Units. An award of restricted share is a grant of our ordinary shares subject to restrictions the compensation committee may impose. A restricted stock unit is a contractual right that is denominated in our ordinary shares, each of which represents a right to receive the value of a share or a specified percentage of such value upon the terms and conditions set forth in the 2010 Equity Incentive Plan and the applicable award agreement.

•
Share Appreciation Rights. The committee is authorized to grant share appreciation rights independent of an option or in connection with an option. The exercise price per share of a share appreciation right will be an amount determined by the compensation committee but in no event such amount shall be less than the fair market value of a share on the grant date, or in the case of a share appreciation right in connection with an option, the option price.

•
Other Stock-based Awards. The committee is authorized to grant other share-based awards that are denominated or payable in or otherwise related to our ordinary shares such as the right to receive, or vest with respect to, one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Terms and conditions of such awards will be determined by the compensation committee appointed.

Change in Control. If a third-party acquires control over us through the purchase of all or substantially all of our assets, acquisition of 30% or more of our voting power, a merger or other business combination or if individuals who at the beginning of such period constituted the board of directors cease for any reason to constitute a majority of our board of directors, then, if so determined by the compensation committee with respect to the applicable award agreement or otherwise, any outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control but not thereafter.

Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue the 2010 Equity Incentive Plan. Amendments or alterations to our 2010 Equity Incentive Plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant. Any amendment, alteration or termination of our share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, the 2010 Equity Incentive Plan will continue in effect for a term of ten years from the date of its adoption.

We have not granted any options to purchase our ordinary shares to our directors, officers and employees.

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of December 31, 2010, by each of our directors and executive officers.

Ordinary Shares Beneficially Owned
	Number	Percent
James Jinshan Hong	61,632,000	77.04
Chaoshen Wang	—	—
Tianzhen Hong	—	—
Chi Hon Tsang	—	—
Cheok Chi Tam	—	—
Xiaodong Li	—	—
Feiyan Zheng	—	—
Yan Qiu	—	—
Dangsheng Chen	—	—
John Meng Low	—	—
Jianwei Shen	—	—

Ordinary Shares Beneficially Owned
	Number	Percent
Baoyan Su	—	—
Frank Zhao	—	—
Wenxin Zhu	—	—

None of our outstanding ordinary shares is held by record holders in the United States. None of our existing shareholders will have different voting rights from other shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2010, 80,000,000 of our shares were outstanding. We believe that, of such shares, none in the form of ADSs was held by holders in the United States as of December 31, 2010.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
James Jinshan Hong	62,838,012	(1)	56.75
Phillip Ventures Enterprise Fund 2 Ltd.	6,722,500	(2)	6.07
Fame Brilliant Group Limited	62,838,012	(3)	56.75
Splendid Pearl International Limited	6,384,188	(4)	5.77
Head Park Holdings Limited	5,536,125	(5)	5.00
All directors and executive officers as a group	62,838,012		56.75

(1)
Represents 100% of the 62,838,012 ordinary shares held by Fame Brilliant, which is wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong. Mr. James Hong disclaims beneficial ownership of the shares held by Fame Brilliant and Ms. Siu Fong Or.

(2)
Represents 6,722,500 ordinary shares directly held by Phillip Ventures. Phillip Ventures is a company incorporated in Singapore with its registered address at 250 North Bridge Road, #06-00 Raffles City Tower, Singapore 179101. Phillip Ventures is a private equity investment fund managed by Phillip Private Equity Pte Ltd., or PPE, on a fully discretionary basis. PPE holds the only issued ordinary share of Phillip Ventures and the preference shares in the capital of Phillip Ventures are held mainly by institutional investors and high net worth individuals. The ultimate holding company of PPE is Phillip Investment Corporation Pte. Ltd., which is majority-owned by Mr. Lim Hua Min.

(3)
Represents 62,838,012 ordinary shares directly held by Fame Brilliant. Fame Brilliant is a company incorporated in the British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Fame Brilliant is wholly owned by Ms. Siu Fong Or.

(4)
Represents 6,384,188 ordinary shares directly held by Splendid Pearl. Splendid Pearl is a company incorporated in British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Splendid Pearl is wholly owned by Mr. Huatan Cai.

(5)
Represents 5,536,125 ordinary shares directly held by Head Park. Head Park is a company incorporated in British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Head Park is wholly owned by Mr. Tin Yuet Yung.

None of our major shareholders has voting rights different from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Restructuring

In September 2008, Fast Boost Holdings Limited, or Fast Boost, acquired all the equity interests in Zuoan Dress Co., Ltd., Shishi, or Shishi Zuoan, through its wholly owned Hong Kong subsidiary, Champion Goal Holdings Limited, or Champion Goal. Shishi Zuoan was previously wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, our chairman and chief executive officer, through Fame Brilliant Group Limited, or Fame Brilliant, a British Virgin Islands company wholly owned by Ms. Or. As consideration for the acquisition, Fast Boost issued 10,000 ordinary shares to Fame Brilliant. In August 2010, Fame Brilliant incorporated Zuoan Fashion Limited, or Zuoan Cayman, in the Cayman Islands. On October 5, 2010, Fast Boost became the wholly owned subsidiary of Zuoan Cayman through a share exchange through which Zuoan Cayman acquired all of the issued and outstanding shares of Fast Boost, and issued ordinary shares to the shareholders of Fast Boost. Upon completion of the share exchange, Zuoan Cayman became our ultimate holding company.

Convertible Loans

2008 Convertible Loan

In December 2008, Fast Boost entered into a convertible loan agreement with Phillip Ventures Enterprise Fund 2 Ltd, or Phillip Ventures, under which Phillip Ventures granted loans in the aggregate amount of S$4.0 million to Fast Boost. Mr. James Hong, Ms. Siu Fong Or and Fame Brilliant, the then controlling shareholder of Fast Boost, are also parties to the 2008 convertible loan agreement and provided certain representations, warranties and covenants under the loan. In January 2010, in consideration of S$0.6 million, Phillip Ventures agreed to extended the maturity date of the loans under this agreement to December 31, 2010, which was further extended to February 28, 2011 pursuant to a supplemental agreement dated as of January 31, 2011.

2010 Convertible Loan

In January 2010, Fast Boost, Phillip Ventures, Mr. James Hong, Ms. Or and Fame Brilliant entered into a second convertible loan agreement with substantially similar terms as the 2008 convertible loan agreement. Pursuant to the 2010 convertible loan agreement, Phillip Ventures granted loans in the aggregate amount of S$4.0 million to Fast Boost with a maturity date of December 31, 2010, which was extended to February 28, 2011 pursuant to the supplemental agreement dated as of January 31, 2011.

Conversion

Pursuant to the above convertible loan agreements, each of the 2008 convertible loan and the 2010 convertible loan were converted in its entirety into ordinary shares of our company prior to the consummation of our initial public offering. For each convertible loan, the number of ordinary shares issued to Phillip Ventures equals its principal amount divided by a conversion price equal to a discounted price to the preliminary offering price of our ordinary shares, which is based on the offering price for the initial public offering on a per ordinary share basis. The discount for the 2008 convertible loan is 50% of the preliminary offering price, subject to a cap on the conversion price of US$0.8539 per ordinary share, while the discount for the 2010 convertible loan is 45% of the preliminary offering price, subject to a cap on the conversion price of US$1.3634 per ordinary share. The convertible loans did not bear any interest as they were converted prior to the maturity date. Otherwise, we must pay interest of 15% per annum calculated from the drawdown date to the date of actual repayment for each of the 2008 convertible loan and the 2010 convertible loan.

The convertible loans were converted into 6,722,500 ordinary shares prior to the completion of our initial public offering.  The loans are deemed to be discharged upon such conversion.

Put Option and Share Pledge

Pursuant to the above convertible loan agreements, Phillip Ventures has a right to sell all the conversion shares to Mr. James Hong and his wife, Ms. Siu Fong Or, if our initial public offering is not completed prior to the maturity date. Also, Fame Brilliant pledged all of the ordinary shares of our company owned by it as collateral to secure Fast Boost’s obligations under the convertible loan agreements. Such put option and security interest will be terminated or discharged upon the completion of our initial public offering and conversion of the convertible loans.

Other Rights

We have granted Phillip Ventures various rights under the convertible loan agreements, including a redemption right with respect to the convertible loans and certain tag-along rights relating to the shares issued or issuable upon conversion of the convertible loans. We also provided certain restrictive covenants with respect to the corporate governance of our company. The foregoing rights will terminate immediately prior to the completion of our initial public offering.

Transactions with Our Chairman and Chief Executive Officer and His Affiliated Persons or Entities

Since January 2007, Shishi Zuoan has entered into various credit facilities with Bank of Quanzhou for working capital purposes. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu Garment Manufacturing Co., Ltd., or Fujian Aidu, a company controlled by Mr. Chaojie Hong, have provided guarantees for Shishi Zuoan’s obligation under some or all of such credit facilities. As of December 31, 2008, 2009 and 2010, we had outstanding borrowings under these credit facilities of RMB4.1 million, RMB4.1 million and RMB4.2 million (US$0.6 million), respectively.

Since November 2008, Shishi Zuoan has entered into several loan agreements with Industrial Bank for working capital purposes. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Mr. Qilin Hong each agreed to provide guarantees for our obligations under these loan agreements. Mr. James Hong also pledged certain real properties owned by him as security for our obligations of up to an aggregate amount of RMB0.4 million under any loan agreements with Industrial Bank that have been entered into or will be entered into from November 11, 2008 to November 10, 2010. In addition, Fujian Aidu and Jinjiang Yuanxing each agreed to guarantee our obligations of up to an aggregate amount of RMB5.0 million under any loan agreements with Industrial Bank that have been entered into or will be entered into from November 20, 2009 to November 19, 2010. As of December 31, 2008, 2009 and 2010, we had outstanding borrowings under these loans of RMB3.0 million, RMB5.0 million and RMB4.9 million (US$0.7 million), respectively.

In May 2009, Shishi Zuoan agreed to guarantee Fujian Aidu’s obligations for an aggregate amount of no more than RMB6.0 million under the loan agreements entered into or to be entered into from May 11, 2009 to May 10, 2012 between Fujian Aidu and Agricultural Bank of China, Jinjiang Branch. As of December 31, 2010, the outstanding loans that were guaranteed by Shishi Zuoan were nil.

In May 2010, we borrowed RMB35.0 million from China Citic Bank pursuant to a loan agreement dated May 21, 2010. The maturity date of this loan is May 21, 2011. Mr. James Hong and certain other third parties have provided guarantees for this short-term loan. In June 2011, the Company entered into new loan agreements with China Citic Bank for short-term loans with principal amount of RMB35.0 million. The maturity date of these loans is June 2012. Mr. James Hong and other third-party have provided guarantees for these short-term loans.

Between September to December 2010, we entered into loan agreements with Industrial and Commercial Bank of China for a short-term loan with principal amount of RMB12.6 million. The maturity date of this loan is between February to June 2011. The weighted average interest rate was 5.00% for the year ended December 31, 2010. We pledged certain of our accounts receivable as security for the borrowings under this loan. In addition, Fujian Aidu agreed to guarantee our obligations of up to an aggregate amount of RMB18.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between September 2010 to August 2012. In January and April 2011, we also entered into loan agreements with the Industrial and Commercial Bank of China for short-term loans with principal amount of RMB6.6 million. The maturity date is June to September 2011 and the interest rate was ranging from 5.35% to 5.6%.

Mr. Chaoxi Hong, father of Mr. James Hong and Mr. Tianzhen Hong, our director and vice general manager, has in the past provided printing and embroidery services to us. We paid a total of RMB0.4 million and RMB1.0 million to Mr. Chaoxi Hong as service fees for the years ended December 31, 2007 and 2008, respectively. We ceased engaging Mr. Chaoxi Hong for printing and embroidery services since January 1, 2009.

Shishi Zuoan leases our production facility in Jinjiang, Fujian province, from Fujian Aidu pursuant to a lease agreement dated as of December 20, 2004. The lease agreement had a term of two years, renewable upon a one-month notice by Shishi Zuoan. We were obligated to pay an annual rent in the amount of RMB3.6 million, payable quarterly, under the lease. We entered into a real property transfer agreement dated as of June 25, 2006 with Fujian Aidu, under which we agreed to acquire the said production facility for a total consideration of RMB42.9 million. We paid a total deposit of RMB28.0 million under the agreement, which was used as prepayments for the monthly rental expenses commencing from June 2006. The proposed acquisition was not completed because Fujian Aidu was unable to transfer the necessary property and land use rights for the production facility. As a result, the real property transfer agreement was terminated in June 2008 pursuant to a supplemental agreement and the balance of our deposit payment less the cumulative incurred rental expenses amounting to RMB19.7 million was refunded to us in July 2008, together with a one-time compensation payment of RMB1.4 million from Fujian Aidu. The parties further agreed in the supplemental agreement to extend the lease to June 30, 2013, with an annual rent in the amount of RMB4.3 million, payable quarterly. We made rent payments to Fujian Aidu in the amount of RMB3.6 million, RMB4.0 million, RMB 4.3 million and RMB4.3 million (US$0.7 million), respectively, in 2007, 2008, 2009 and 2010.

Share Purchase Agreement

In November 2010, in recognition of Mr. Chaoshen Wang’s contribution to our growth in the past and in order to give him an equity-based incentive to encourage his continued employment with us, Fame Brilliant entered into a share purchase agreement with Mr. Wang. Under this agreement, Mr. Wang will have the right to purchase from Fame Brilliant ordinary shares of our company in an amount of up to 3% of the issued and outstanding shares of our company after our initial public offering, or the aggregate purchase shares. Such right will vest in installments over a period of three years commencing from the completion of our initial public offering, contingent upon Mr. Wang’s continued employment with our company. The first installment, equal to one-sixth of the aggregate purchase shares, will vest six months after the completion of our initial public offering, and the second installment, equal to one-sixth of the aggregate purchase shares, will vest one year after the completion of our initial public offering. The remaining purchase shares will vest pro rata each month thereafter over a period of two years. The purchase price will be 85% of the public offering price for our ordinary shares in the public offering.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1. See “Item 18. Financial Statements” for our audited consolidated financial statements.

8.A.2. See “Item 18. Financial Statements” for our audited consolidated financial statements, which cover the last three financial years.

8.A.3. See page F-2 for the report of our independent registered public accounting firm.

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. See Note 22 to our audited consolidated financial statements included in “Item 18. Financial Statements.”

8.A.7. Litigation

We are not currently a party to any material legal proceeding or investigation, and, to our knowledge, there are no material legal proceedings threatened against us. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

8.A.8. Dividends and Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We declared and paid dividends in the aggregate amount of RMB55.0 million and RMB140.0 million in 2007 and 2008, respectively. We have not declared or paid any dividends since January 1, 2009 and we do not have any plan to declare or pay any additional dividends in the foreseeable future.

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, our ADS holders will be entitled to such dividends to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends.

8.B. Significant Changes

Except as disclosed elsewhere in this annual report on Form 20-F, we have not experienced any significant changes since the date of the annual financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ADSs have been quoted on the New York Stock Exchange under the symbol “ZA” since February 15, 2011. The table below sets forth, for the periods indicated, the high and low market prices and the average daily volume of trading activity on the New York Stock Exchange for the shares represented by ADSs.

	High	Low	Average Daily Trading Volume
			(in thousand of ADSs)
2011
First quarter (from February 15)	$7.99	$5.55	95
Second quarter (through June 24)	$7.75	$4.50	13

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The principal trading market for our shares is New York Stock Exchange, on which our shares are traded in the form of ADSs.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

Our shareholders previously adopted the Amended and Restated Memorandum and Articles of Association, which was filed as an exhibit to our registration statement on Form F-1 (file no. 333-171534) with the SEC on January 4, 2011.

We incorporate by reference into this annual report on Form 20-F the description of our Amended and Restated Memorandum and Articles of Association contained in our F-1 registration statement (File No. 333-171534) filed with the SEC on January 4, 2011. Such description sets forth a summary of certain provisions of our memorandum and articles of association as currently in effect.

10.C. Material Contracts

Except as otherwise disclosed in this annual report on Form 20-F, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

10.D. Exchange Controls

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where Renminbi are to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

For more information about foreign exchange control and other foreign exchange regulations in China, see “Item 3. Risk Factors – Risks Relating to Doing Business in China”.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1)    that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)    that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from September 7, 2010.

PRC Taxation

The New EIT Law Implementation Regulations provide that (i) if an enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as PRC-sourced income. It is not yet clear how the term “domicile” will be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident. We may be treated as a PRC tax resident enterprise, as described in “Risk Factors – Risks related to doing business in China – under the new EIT Law, we may be considered a PRC “resident enterprise.” As a result, we may be subjec to 25% PRC enterprise income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.” If we are deemed to be a PRC tax resident enterprise, any dividends that we pay to our non-PRC enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10% in the case of dividends or PRC tax at a rate of 10% in the case of gains from the transfer of shares or ADSs, in each case unless a reduced rate is provided under applicable tax treaties.

The PRC Individual Income Tax Law, or the Individual Tax Law, imposes tax at the rate of 20% on dividends and gains realized by overseas individuals who are neither domiciled nor tax resident in China, to the extent that such dividends or gains are sourced within China. Pursuant to the Individual Tax Law, although the matter is unclear, if we were considered a PRC resident enterprise, dividends or gains realized by our non-PRC individual shareholders or ADS holders may be treated as income derived from sources within China and may be subject to PRC tax (which in the case of dividends may be required to be withheld) at a rate of 20% subject to the provisions of any applicable tax treaty.

In addition, according to Circular 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. In the event that we are treated as a PRC tax resident, dividends to be distributed by us to our non-PRC shareholders and ADSs holders whose jurisdictions of incorporation have tax treaties with China providing for preferential withholding arrangements will not be entitled to the benefits under such withholding arrangements unless such holder is considered a “beneficial owner” under Circular 601. The PRC tax authorities’ approval is required in order to apply the benefits under a tax treaty.

In connection with the New EIT Law, on April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management of the Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, when a non-resident enterprise transfers equity interest in a PRC resident enterprise and enterprise income tax on the capital gains from such transfer is not withheld, the non-resident enterprise must file a return with PRC tax authorities and pay tax on the capital gains. In addition, the PRC tax authorities have the discretion under Circular 698 to adjust the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own the securities. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of our voting stock; or

•	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the People’s Republic of China and the United States, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of ordinary shares or ADSs and is:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary, also referred to as pre-release, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Accordingly, the creditability of PRC taxes described below could be affected by actions taken by such parties or intermediaries. Although such actions may also affect the availability of the reduced tax rate that may apply to dividends paid in taxable years beginning prior to January 1, 2013 to certain non-corporate U.S. Holders, as described below, we do not expect to pay dividends in the foreseeable future and therefore we do not expect to pay dividends that would qualify for the reduced rate.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ADSs in their particular circumstances.

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. If we are required to withhold for PRC taxes, as described in “Taxation—PRC Taxation,” the amount of a dividend will include any such amounts withheld. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the Depositary’s, receipt of the dividend. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends (if any) paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Subject to the limitations set forth in the Code and Treasury regulations, some of which vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, if we are treated as a PRC “resident enterprise” under PRC tax law as discussed above under “Taxation—PRC Taxation,” PRC income taxes withheld from dividends on ordinary shares or ADSs may be creditable against the U.S. Holder’s U.S. federal income tax liability. The application of the rules governing foreign tax credits depends on the particular circumstances of each U.S. Holder. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will generally constitute “passive income,” but could, in the case of certain U.S. Holders, constitute “general income.” The creditability of foreign taxes may also be limited in other circumstances, for example, if the ordinary shares or ADSs have not been held for a prescribed minimum holding period or a U.S. Holder had losses from foreign sources in previous taxable years. Therefore, U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Disposition of Ordinary Shares or ADSs

For U.S. federal income tax purposes, subject to the discussion under “—Passive Foreign Investment Company Rules” below, gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

As described in “Taxation—PRC Taxation,” if we were deemed to be a PRC “resident enterprise” under PRC tax law, gains from dispositions of our ordinary shares or ADSs may be subject to PRC tax. The Treaty does not restrict the PRC’s right to tax capital gains. If gains were subject to PRC taxes, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. A U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat the disposition gain as foreign-source gain and claim a foreign tax credit against the U.S. Holder’s tax liability on the gain. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be considered a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.  Because our PFIC status for any taxable year will depend on the composition of our income and assets and the market value of our assets from time to time (which may be determined in part by reference to the market value of our ADSs, which is volatile and has decreased significantly since our public offering), there can be no assurance that we will not be a PFIC for the current or any other taxable year.  We currently hold a significant amount of cash and our PFIC status for the current taxable year may also depend on how quickly we utilize the cash proceeds from our initial public offering in our business.

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares or ADSs exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

If we were a PFIC in any year during which a U.S. Holder held our ordinary shares or ADSs,

under certain attribution rules, the U.S. Holder would be deemed to own a proportionate share of lower-tier PFICs, and would be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, in each case as if the U.S. Holder directly held the shares of such lower-tier PFIC.

If we were a PFIC for any year during which a U.S. Holder holds ordinary shares or ADSs, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ordinary shares or ADSs even if we cease to meet the threshold requirements for PFIC status.  In that case, U.S. Holders may be able to make a “deemed sale” election that would allow them to eliminate this continuing PFIC status under certain circumstances.  U.S. Holders should consult their tax advisers regarding the availability and advisability of a “deemed sale” election in their particular circumstances.

In addition, if we were a PFIC, certain other elections may be available that would result in alternative treatments of the ordinary shares or ADSs.  For example, if our ADSs are “regularly traded,” a U.S. Holder may be able to make a mark-to-market election, pursuant to which a U.S. Holder of ADSs generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of each taxable year (but only to the extent of the net income previously included as a result of the mark-to-market election).  If a U.S. Holder makes a mark-to-market election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the amount of income or loss recognized.  Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).  For purposes of the mark-to-market rules, the ADSs generally will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on at least 15 days during each calendar quarter.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances. We do not intend to satisfy the record-keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections if we were a PFIC.

If a U.S. Holder owns ordinary shares or ADSs during any year in which we are a PFIC, the U.S. Holder must file certain annual information reports, generally with the U.S. Holder’s federal income tax return for each year.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms.

10.I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to our convertible loans denominated in Singapore dollars and our cash and cash equivalents denominated in U.S. dollars as a result of the proceeds from our initial public offering. As of December 31, 2010, we had S$8.0 million (US$6.2 million) convertible loans denominated in Singapore dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the political and economic conditions and foreign exchange policies of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and pledged fixed deposits.

As of December 31, 2010, our total outstanding bank borrowings, consisting of short-term loans and credit facilities, amounted to RMB56.7 million (US$8.6 million) with interest rates varying from 4.86% to 7.97%. Assuming the principal amount of the outstanding loans remains the same as of December 31, 2010, a 1% increase in each applicable interest rate would add RMB567,000 (US$85,909) to our interest expense in 2011. We have not used any derivative financial instruments to manage our interest risk exposure.

Interest-earning instruments carry a degree of interest rate risk. We had bank balances, consisting of cash at bank of RMB367.7 million (US$55.7 million) as of December 31, 2010. Bank interest income was RMB0.9 million (US$0.1 million) in 2010. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the rate of increase in the consumer price index in China was 4.8% and 5.9% in 2007 and 2008, respectively. The consumer price index in China decreased by 0.7% in 2009 and increased by 3.3% in 2010.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Payable by ADS Holders

To any person to whom ADSs are issued or to whom a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits, rights distributions or other distributions, and for each surrender of ADSs for cancellation and withdrawal of deposited securities including cash distributions made pursuant to a cancellation or withdrawal, the fee in each case is a fee not in excess of $5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary also charges a fee not in excess of $2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash dividend (so long as the charging of such fee is not prohibited by any exchange upon which the ADSs are listed), sale of rights and other entitlements not made pursuant to a cancellation or withdrawal or otherwise. The depositary may also charge an annual fee of $0.02 or less per ADS for the operation and maintenance costs in administering the facility, provided, however, that if the depositary imposes such fee, such fee, combined with any fee imposed for the distribution of cash proceeds pursuant to a cash dividend, shall not exceed $0.02 per ADS in any calendar year. In addition, holders, beneficial owners, persons depositing shares and persons surrendering ADSs for cancellation and withdrawal of deposited securities will be required to pay the following:

•
taxes and other governmental charges incurred by the depositary or the custodian on any ADSs or underlying shares, including any applicable interest and penalties thereon, and any stock transfer or other taxes and other governmental charges;

•	cable, telex, facsimile and electronic transmission and delivery expenses

•
transfer or registration fees for the registration of transfer of shares or other deposited securities with any applicable registrar in connection with the deposit or withdrawal of deposited securities and transfer of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals;

•	expenses and charges of the depositary in connection with the conversion of foreign currency into U.S. dollars;

•
fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities, ADSs and ADRs;

•
fees and expenses incurred by the depositary in connection with the delivery of the deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

•	any other additional fees, charges, costs or expenses that may be incurred by the depositary from time to time.

In the case of cash distributions, fees and charges of, and expenses incurred by, the depositary and taxes, duties or other governmental charges required to be withheld by the depositary, the custodian or our company are generally deducted from the cash being distributed. Service fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via The Depository Trust and Clearing Corporation, or DTC). In the case of distributions other than cash (i.e., stock dividends, rights, etc.), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.

In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary may, if permitted by the settlement systems provided by DTC, collect the fees through such settlement systems (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in such case may in turn charge their clients’ accounts the amount of the service fees paid to the depositary.

If any tax or other governmental charge shall become payable by the depositary or the custodian with respect to any ADSs, ADRs or deposited securities, such tax or other governmental charge shall be payable by the holders and beneficial owners of ADSs to the depositary. The depositary, the custodian or our company may withhold or deduct from any distributions made in respect of deposited securities and may sell, by public or private sale, for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency. The custodian may refuse the deposit of shares, and the depositary may refuse to issue ADSs, to deliver ADRs, register the transfer, split-up or combination of ADSs and the withdrawal of deposited securities, until payment in full of such tax, charge, penalty or interest is received.

Fees and Other Payments from the Depositary to Us

As of the date of this annual report on Form 20-F, we have not received any payment from the depositary relating to the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-171534) filed by us in connection with our initial public offering. The registration statement, which became effective on January 4, 2011, registered 24,000,000 of our ordinary shares, represented by 6,000,000 ADSs, the aggregate offering price of which was US$42.0 million. The offering was terminated after all of the registered securities were sold.

Cowen and Company, LLC acted as the representative of the underwriters.

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled approximately consists of approximately US$2.9 million for underwriting discounts. The net proceeds from our initial public offering to us, after deduction of fees and expenses, was approximately US$36.8 million. As of May 31, 2011, approximately US$3.7 million of the net proceeds from our initial public offering have been used for general corporate purposes.

None of the payments described in this Item were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

 We are continuously examining opportunities to expand our business through merger and acquisitions, organic growth and strategic alliance with our business partners, and anticipate that the remaining amount of the net proceeds from our initial public offering may be used for such purposes.

ITEM 15. CONTROLS AND PROCEDURES

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were effective.

In connection with the audits of our consolidated financial statements for the year ended December 31, 2010, our independent registered public accounting firm identified several “significant deficiencies” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States). See “Item 3D. Risk Factors – Risks Related to Our Business – If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected. As a result, investor confidence and the trading price of our ADSs may be adversely impacted.”

Changes in Internal Control Over Financial Reporting

In 2010, no change in our internal control over financial reporting has occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Frank Zhao is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of NYSE corporate governance rules and Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed the code of business conduct and ethics as an exhibit to this annual report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We appointed GHP Horwath, P.C. as our independent registered public accounting firm on July 22, 2010 for the audits of each of the fiscal years ending on December 31, 2007, 2008, 2009 and 2010, for which audited financial statements appear in this annual report on Form 20-F. The auditor is appointed by our board of directors and will hold office until our board of directors appoint another auditor.

The following is a summary of the fees billed by GHP Horwath, P.C. for professional services rendered for the fiscal years ended December 31, 2009 and 2010:

	Year Ended December 31,
	2009	2010
Audit Fees(1)	$-	$288,000
Audit-Related Fees(2)	$-	$29,000
Tax Fees(3)	$-	$-
All Other Fees(4)	$-	$-
TOTAL	$-	$317,000

(1) Audit fees consisted of fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees consisted of fees billed for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of our financial statements and are not reported under Note (1) above.

(3) Tax fees consisted of fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4) All other fees consisted of fees billed for products and services provided by the principal accountant, other than the services reported above under other captions in the above table.

Audit Committee’s Pre-approval Policies and Procedures

The Audit Committee of our board of directors is directly for the appointment, compensation, retention and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Pursuant to the Audit Committee Charter adopted by the board of directors on December 30, 2010, the committee has the authority and responsibility to appoint, retain and terminate our independent auditors (subject, if applicable, to shareholder approval), and has sole authority to approve all audit engagement fees and terms. The Audit Committee has the power to pre-approve the audit services and non-audit services to be provided by the Company’s independent auditor before the auditor is engaged to render such services pursuant to pre-approval policies and procedures established by the Audit Committee.  The Audit Committee may delegate its authority to pre-approve services to the Chairman of the Committee, provided that such designees present any such approvals to the full Audit Committee at the next Audit Committee meeting.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We follow the same corporate governance practices that are followed by the U.S. companies set forth by the NYSE Listing Rules.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for fiscal year 2010 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by the independent auditors listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm dated June 27, 2011.

(b) Consolidated Balance Sheets as of December 31, 2009 and 2010.

(c) Consolidated Statements of Income for the years ended December 31, 2008, 2009 and 2010.

(d) Consolidated Statements of Comprehensive Income for the years ended December 31, 2008, 2009 and 2010.

(e) Consolidated Statements of Equity for the years ended December 31, 2008, 2009 and 2010.

(f) Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010.

(g) Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1*	Amended and Restated Memorandum and Articles of Association.

2.1*	Specimen Certificate for Ordinary Shares.

2.2*	Form of Deposit Agreement, including form of American Depositary Receipt.

2.3*	Convertible Loan Agreement among Fast Boost Holdings Ltd., Phillip Ventures Enterprise Fund 2 Ltd., Fame Brilliant Group Ltd., James Hong and Siu Fong Or dated December 24, 2008.

2.4*	Convertible Loan Agreement among Fast Boost Holdings Ltd., Phillip Ventures Enterprise Fund 2 Ltd., Fame Brilliant Group Ltd., James Hong and Siu Fong Or dated January 15, 2010.

2.5*	Supplemental Agreement among Fast Boost Holdings Ltd., Phillip Ventures Enterprise Fund 2 Ltd., Fame Brilliant Group Ltd., James Hong and Siu Fong Or dated December 3, 2010.

8.1	List of Subsidiaries.

11.1*	Code of Business Conduct and Ethics.

12.1	Certification of James Jinshan Hong, Chairman and Chief Executive Officer of Zuoan Fashion Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chi Hon Tsang, Chief Financial Officer of Zuoan Fashion Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-171534) of Zuoan Fashion Limited and incorporated herein by reference thereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

ZUOAN FASHION LIMITED

By:	/s/ James Jinshan Hong
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer

Date: June 27, 2011

ZUOAN FASHION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Zuoan Fashion Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of Zuoan Fashion Limited (Note 1) and subsidiaries (‘‘the Company’’) as of December 31, 2008, 2009 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zuoan Fashion Limited and subsidiaries as of December 31, 2008, 2009 and 2010, and the results of their operations and cash flows for each of the three years ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/GHP HORWATH, P.C.

Denver, Colorado

June 27, 2011

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN,
EXCEPT PER SHARE AMOUNTS)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Notes	2008	2009	2010

Revenues	4	598,344	693,089	872,085

Cost of sales		(355,640)	(411,165)	(515,158)

Gross profit		242,704	281,924	356,927

Other income	4	1,783	898	868
Selling and distribution expenses		(49,666)	(53,373)	(61,486)
Administrative expenses		(18,572)	(22,176)	(37,382)
Finance costs		(360)	(1,018)	(8,602)

Profit before taxation	5	175,889	206,255	250,325

Income tax expense	6	(43,206)	(52,357)	(67,324)

Profit after taxation		132,683	153,898	183,001

Other comprehensive loss:
Foreign exchange difference arising from translation of foreign currency financial statements		-	(27)	1,555

Total comprehensive income for the year		132,683	153,871	184,556

Earnings per share (RMB)

-Basic and diluted	8	1.66	1.92	2.29

Pro forma earnings per share (RMB)
-Diluted (unaudited)	8		1.85	2.19

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)
AS OF DECEMBER 31, 2008, 2009 AND 2010

	Notes	2008	2009	2010
ASSETS

Non-current assets
Property, plant and equipment	9	2,559	2,043	2,720
Deferred offering costs		-	-	5,757
		2,559	2,043	8,477
Current assets
Inventories	10	8,319	17,409	22,339
Trade and other receivables	11	142,066	215,454	249,857
Prepayments	12	-	2,409	2,313
Fixed deposits – pledged	13	5,905	2,175	1,054
Cash and cash equivalents	14	70,625	141,569	367,731
		226,915	379,016	643,294
Total assets		229,474	381,059	651,771

EQUITY AND LIABILITIES

Share capital	18	1	1	134
Share premium	19	129,599	129,599	129,599
Reserves	19	9,073	16,653	19,360
Retained profits / (deficit)		(13,397)	132,894	314,610
Total equity		125,276	279,147	463,703

Liabilities

Current liabilities
Trade and other payables	15	86,734	51,496	70,582
Interest-bearing bank borrowings	16	7,050	17,050	56,700
Convertible loans	17	-	19,439	40,961
Current income tax payable		10,414	13,927	19,825

Total liabilities		104,198	101,912	188,068
Total equity and liabilities		229,474	381,059	651,771

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

		Attributable to the Company's equity holders
					Currency
		Share	Share	Statutory	Translation	Retained	Total
	Notes	Capital	Premium	Reserve	Reserve	Profits	Equity

Balance at December 31, 2007		10,198	-	5,100	-	109,347	124,645
Issue of shares	1	7,948	-	-	-	-	7,948
Reclassification arising from
reorganization	1	(18,145)	129,599	-	-	(111,454)	-
Total comprehensive income
for the year		-	-	-	-	132,683	132,683
Transfer to statutory reserve		-	-	3,973	-	(3,973)	-
Dividends	7	-	-	-	-	(140,000)	(140,000)

Balance at December 31, 2008		1	129,599	9,073	-	(13,397)	125,276
Total comprehensive income
for the year		-	-	-	(27)	153,898	153,871
Transfer to statutory reserve		-	-	7,607	-	(7,607)	-

Balance at December 31, 2009		1	129,599	16,680	(27)	132,894	279,147
Issue of shares	1	134	-	-	-	-	134
Reclassification arising from reorganization	1	(1)	-	-	-	(133)	(134)
Total comprehensive income
for the year		-	-	-	1,555	183,001	184,556
Transfer to statutory reserve		-	-	1,152	-	(1,152)	-

Balance at December 31, 2010		134	129,599	17,832	1,528	314,610	463,703

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Notes	2008	2009	2010
Cash flows from operating activities
Profit before taxation		175,889	206,255	250,325
Adjustments for:
Depreciation of property, plant and equipment	5	893	780	680
Allowance for inventory obsolescence		167	-	-
Loss on disposal of property, plant and
equipment	5	198	7	-
Interest expense on bank borrowings		360	1,018	2,332
Interest expense on convertible loans		-	-	6,270
Interest income	4	(383)	(504)	(868)

Operating profit before working capital changes		177,124	207,556	258,739
(Increase)/decrease in inventories		42,068	(9,090)	(4,930)
Increase in trade and other receivables		(38,926)	(73,388)	(34,403)
(Increase)/decrease in prepayments		22,600	(2,436)	(5,661)
(Increase)/decrease in fixed deposits pledged		(5,905)	3,730	1,121
Increase/(decrease) in trade and other payables		22,503	(35,238)	14,371
Cash generated from operations		219,464	91,134	229,237
Interest paid		(360)	(1,018)	(2,332)
Income tax paid		(44,322)	(48,844)	(61,426)
Net cash generated from operating activities		174,782	41,272	165,479

Cash flows from investing activities
Acquisition of property, plant and equipment		(699)	(271)	(1,357)
Proceeds from disposal of property, plant and equipment		32	-	-
Interest received		383	504	868
Net cash (used in)/generated from investing activities		(284)	233	(489)

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Notes	2008	2009	2010
Cash flows from financing activities
Issue of shares		7,948	-	-
Amount due from shareholders		(13)	-	-
Dividend paid		(140,000)	-	-
Bank loans obtained		7,050	18,550	57,700
Repayment of bank loans		(2,500)	(8,550)	(18,050)
Convertible loans obtained		-	19,439	21,522

Net cash (used in)/generated from financing activities		(127,515)	29,439	61,172

Net increase in cash and cash equivalents		46,983	70,944	226,162
Cash and cash equivalents at beginning of year		23,642	70,625	141,569
Cash and cash equivalents at end of year		70,625	141,569	367,731

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

1.	TITLE, ORGANIZATION AND REORGANIZATION

Business of the Company and title of the financial statements

Zuoan Fashion Limited (“Zuoan” or the “Company”) is holding company. Zuoan owns 100% of Fast Boost Holdings Limited (“Fast Boost”).  Zuoan, through Fast Boost and its operating subsidiary, Zuoan Dress Co., Ltd, Shishi (“Shishi Zuoan”), is a manufacturer, distributor and retailer of men’s apparel.  The controlling shareholder, chairman of the board and chief executive officer of the Company is Mr. James Hong (“Mr. Hong”).  In 2010 and February 2011, the Company, Fast Boost and its shareholders and Mr. Hong completed the following transactions:

1.
The formation of Zuoan Fashion Limited (“Zuoan”), a Cayman Islands holding company, completed in August 2010.  Zuoan is owned by the same control group as Fast Boost. Zuoan had authorized share capital of 50,000 shares at US$1.00 each. In December 2010, Zuoan’s authorized share capital increased to 500,000,000 shares at US$0.00025 each.

2.
On October 5, 2010, the shareholders of Fast Boost effectively exchanged their outstanding shares of Fast Boost for the outstanding shares of Zuoan (the “Share Exchange”).  The Share Exchange has been accounted for as a common control transaction.  Other than its 100% ownership of Fast Boost, Zuoan has no significant assets and no other business operations. Under the Share Exchange, Zuoan issued 20,000 ordinary shares. In December 2010, Zuoan effected a 4,000-for-1 share split whereby all of the Company’s issued and outstanding 20,000 ordinary shares were split into 80,000,000 ordinary shares with a par value of US$0.00025 per share. All references to shares and earning per share assume that the 80,000,000 ordinary shares of Zuoan are outstanding for all periods presented.

3.
In February 2011, Zuoan Fashion Limited completed an initial public offering (“IPO”) in the United States. In the IPO, 24,000,000 ordinary shares were sold for net proceeds of approximately US$36.8 (after deducting underwriting discounts and commissions and offering expenses).

Organization and reorganization

Fast Boost was incorporated in the British Virgin Islands (“BVI”) in February 2008 as a private company limited by shares with an authorized capital of US$50,000 comprising 50,000 ordinary shares of par value US$1.00 each. In September 2008, every one ordinary share of US$1.00 in the authorized and issued share capital of Fast Boost was divided into 100 ordinary shares of par value US$0.01 each.   Therefore, at December 31, 2008 and 2009, Fast Boost had 5,000,000 authorized ordinary shares.  Zuoan has 20,000 ordinary shares issued and outstanding (80,000,000 shares after giving effect to the share split described above) at December 31, 2010.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

1.	TITLE, ORGANIZATION AND REORGANIZATION (continued)

Organization and reorganization (continued)

The financial statements as of and for the year ended December 31, 2010 were authorized for issue by resolution of the Board of directors on June 22, 2011.  The principal place of business of the Company is located at Rooms 213 to 215, Block 8, No. 1150 Luochuan Middle Road, Shanghai, 200072, the People’s Republic of China (“PRC”).  All of the Company’s customers are located in the PRC.

Fast Boost was formed in February 2008 to become the holding company of Champion Goal Holdings Limited (“Champion Goal”) and its subsidiary, Shishi Zuoan.  In connection with the formation of Fast Boost, 10,000 ordinary shares were issued to an entity controlled by Mr. Hong for nominal cash consideration.  As of December 31, 2010, Fast Boost had no significant assets or business operations.

In July 2008, Champion Goal was incorporated in Hong Kong as a company with limited liability as an investment holding company.  As of December 31, 2010, Champion had no significant assets or business operations.   Shishi Zuoan was incorporated in the Peoples Republic of China (“PRC”) as a wholly foreign-owned enterprise (“WFOE”) by the wife of Mr. Hong in April 2002.

In 2008, Champion Goal acquired all of the equity in Shishi Zuoan and Fast Boost acquired all of the equity in Champion Goal.  Champion Goal issued shares to the wife of Mr. Hong, the owner of Shishi Zuoan, and Fast Boost issued 10,000 ordinary shares to an entity controlled by Mr. Hong, the owner of Champion Goal.  The agreed consideration for these share issuances was RMB 129.6 million, which amount was based on the carrying value of the net assets of Shishi Zuoan.

The acquisition of Shishi Zuoan by Champion Goal and the acquisition of Champion Goal by Fast Boost have been accounted for as common control transactions in a manner similar to a pooling of interests and there was no recognition of any goodwill or excess of the acquirers’ interest in the net fair value of the acquirees’ identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combinations.  Therefore, these transactions were recorded at historical cost with a reclassification of equity from retained profits to share premium to reflect the deemed value of consideration given in the local jurisdiction and the capital structure of Fast Boost.  The consolidated financial statements of the Company include all of the accounts of the Company and its subsidiaries, Champion Goal and Shishi Zuoan for all periods presented.

Basic earnings per share is calculated based on profit attributable to equity holders of Fast Boost and the 80,000,000 ordinary shares issued and outstanding.  For the purpose of calculating diluted earnings per share, profit attributable to equity holders of the Company and the outstanding ordinary shares issued are adjusted for the effects of all dilutive potential ordinary shares. Dilutive potential ordinary shares shall be deemed to have been converted into ordinary shares at the beginning of the financial period or, if later, the date of the issue of the potential ordinary shares.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

2.	BASIS OF PRESENTATION

Statement of compliance

The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), which have been consistently applied. The financial statements have been prepared on the historical cost and accrual basis. The financial statements of the Company are presented in Chinese Renminbi Yuan (“RMB”).

The following new standards and amendments to the standards are mandatory for the first time for the financial year beginning January 1, 2010.

Improvements to IFRSs (2009)

Effective January 1, 2010 the Company adopted the improvements to IFRSs (2009), which is a collection of minor improvements to existing standards.

The application of these improvements to IFRSs had no material impact on the Company’s financial results or financial position.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

2.	BASIS OF PRESENTATION (continued)

Revised IFRS 3, Business Combinations (2008)

Revised IFRS 3, Business Combinations (2008) incorporates the following changes:

•	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations;

•	Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss;

•	Transaction costs, other than share and debt issue costs, will be expensed as incurred;

•	Any pre-existing interest in the acquiree will be measured at fair value, with the gain or loss recognized in profit or loss; and

•
Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Revised IFRS 3, became mandatory for the Company’s 2010 financial statements, and will be applied prospectively. Revised IFRS 3 will have an impact on accounting for business combinations  and the effect is dependent on future acquisitions.

Amended IAS 27, Consolidated and Separate Financial Statements (2008)

Amended IAS 27, Consolidated and Separate Financial Statements (2008), requires accounting for changes in ownership interests by companies in subsidiaries, while maintaining control, to be recognized as an equity transaction. When a company loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss.

The adoption of Amended IAS 27 did not have an impact on the Company’s financial statements.

Recently issued IFRSs

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended December 31, 2010, they have not been applied in preparing these financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

2.	BASIS OF PRESENTATION (continued)

Improvements to IFRSs (2010)

Effective January 1, 2011 the Company adopted the improvements to IFRSs (2010), which is a collection of minor improvements to existing standards.

The adoption of these improvements to IFRSs did not have a material impact on the Company’s financial statement.

Revised IAS 24, Related Party Disclosures (2009)

Revised IAS 24, Related Party Disclosures, amends the definition of a related party and modifies certain related party disclosure requirements for government-related entities.

Revised IAS 24, Related Party Disclosures became mandatory for the Company’s 2011 financial statements, and is not expected to have a material impact on its financial statements.

The adoption of the above IFRSs (including consequential amendments) and interpretations did not result in any material impact to the financial statements in the period of initial application.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.  The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use.  Expenditures incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally expensed in the period in which it is incurred.  In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, and the expenditure of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset.

Depreciation is calculated on a straight-line basis to write off the cost of property, plant and equipment, less any estimated residual values, over the following estimated useful lives:

Plant and machinery	5-8 years
Motor vehicles	8 years
Office equipment	5 years
Leasehold improvements	5 years

The gain or loss on disposal or retirement of an item of property, plant and equipment recognized in the profit or loss is the difference between the net sales proceeds and the carrying amount of the asset.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Impairment of non-financial assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of the Company's property, plant and equipment, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased.  If any such indication exists, the asset's recoverable amount is estimated.  An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount.  An impairment loss is expensed in the period in which it arises.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the profit or loss in the period in which it arises. There were no impairment losses or recoveries recorded during the years ended December 31, 2008, 2009 and 2010.

(c)	Trade receivables

Trade receivables are measured on initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method, except when the effect of discounting would be immaterial. Appropriate allowances for estimated irrecoverable amounts are recognized in the profit or loss when there is objective evidence that the asset is impaired. The allowance recognized is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits at banks and cash equivalents with maturities of three months or less.  For purposes of the cash flow statement, fixed deposits pledged as collateral for bills payable are reflected as an operating activity.

(e)	Financial liabilities

The Company’s financial liabilities which include trade payables, other payables and accruals, and convertible notes payable are initially measured and recorded at fair value, and subsequently measured at amortized cost, using the effective interest rate method, unless the effect of discounting would be immaterial. In such cases, they are stated at cost. Trade payables generally have credit terms of 60 and 90 days.

 ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Inventories

Inventories are stated at the lower of cost or net realizable value.  Cost is determined using the weighted average method, and in the case of work-in-progress and finished goods, comprises direct material, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and condition.  Net realizable value is calculated as the actual or estimated selling price less all further costs of completion and the estimated costs necessary to make the sale.

(g)	Provisions

Provisions are recognized when it is probable that the present obligations will lead to an outflow of resources which can be estimated reliably. The timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive agreement that has resulted from past events.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the end of each reporting period, including the risks and uncertainties associated with the present obligation. Any reimbursement expected to be received in the course of settlement of the present obligation is recognized as a separate asset, not exceeding the amount of the related provision. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. In addition, long term provisions are discounted to their present values, where time value of money is material.

In cases where the possible outflow of economic resources as a result of present obligations is considered impossible or remote, or the amount to be provided for cannot be measured reliably, no contingent liability is recognized.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Revenue and cost recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below.

(1)	Sales of goods - distributors and department stores

The Company primarily outsources the production of a a range of menswear products and sells through distributors and department stores.  Revenues are recognized upon delivery of products to distributors and department stores, and when there is no unfulfilled obligation that could affect distributor and department store acceptance of products.  Delivery does not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors and department stores.  Shipping and handling costs are directly incurred and paid by the distributors.

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale.  The Company accepts product returns from distributors and department stores for quality reasons and only if the distributors and department stores follow Company procedures in processing the returned products.  Accumulated experience is used to estimate and provide for returns.  Sales rebates are estimated based on anticipated annual purchases.  No element of financing is deemed present as sales are made with a credit term of 90 days (2009: 90 days, 2008: 60 days), which management believes is consistent with market practice.

The following table summarizes the revenue percentages accounted for each individual distributor that represented more than ten percent of the Company’s total revenue in 2008, 2009 and 2010.

Distributors	2008	2009	2010
A	16.3%	16.2%	15.2%
B	11.7%	12.8%	12.5%
C	18.0%	16.5%	16.3%
D	13.9%	14.0%	13.1%
E	11.1%	10.8%	10.6%
F	10.1%	–	–

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(2)	Sales of goods – retail

Starting in April 2009, the Company began operating retail stores for the sale of its menswear products.  Revenues are recognized at the point of sale. In 2009 and 2010, retail sales are approximately 2.8% and 4.9% of the total revenues, respectively.

Retail sales returns within 3 days will be accepted only for quality reasons.  Accumulated experience is used to estimate and provide for such returns at the time of sale.  The Company does not operate any retail customer loyalty programs.  Loyalty programs may be offered by distributors and department stores who bear all related program costs.

No single retail customer represents 10% or more of the total revenue for the years ended December 31, 2008, 2009 and 2010.

(3)	Interest income

Interest income is recognized using the effective interest method.

(4)	Cost of sales

Cost of sales includes the direct raw material costs, direct labor costs, design costs and direct manufacturing overhead including depreciation of production equipment and rent consistent with revenue earned. The Company outsources the production of a significant portion of its products to third-party contract manufacturers. Contract manufactuting costs represented 90.7%, 91.6% and 93.4% of the total cost of sales in 2008, 2009 and 2010, respectively. Purchases from one contract manufacturer represented 10.1% and 12.6% of the Company’s total cost of sales in 2009 and 2010. No other individual contract manufacturer represented greater than 10% of the total cost of sales in 2008, 2009 and 2010.

Local transportation and unloading charges, and product inspection charges, are included in selling expenses and totalled approximately RMB223,000, RMB187,000 and RMB367,000, for the years ended December 31, 2008, 2009 and 2010, respectively.

(5)	Administrative expenses

Administrative expenses include costs such as administrative personnel payroll, employee benefits, social security contributions, office rental and other expenses.

(i)	Design and development costs

Design and development costs are expensed as incurred.

ZUOAN FASHIONLIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Income tax

Income tax for each year consists of current and deferred tax.

Current tax expense is the expected tax payable on the taxable income for the year using tax rates enacted at the statement of financial position date, and any adjustment to tax payable in respect of previous years. PRC corporate income tax is provided at rates applicable to an enterprise in the PRC on taxable profit.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.  Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset realised.  Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

At December 31, 2008, 2009 and 2010, deferred tax was not significant.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

3.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Value Added Tax (VAT)

Sales of goods in the PRC are subject to VAT at 17% (Output VAT). Input tax on purchases can be deducted from output VAT. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of “other receivables” or “other payables” in the statement of financial position.

Revenues, expenses and assets are recognized net of the amount of VAT except:

•
where the VAT incurred on the purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables are stated with the amount of VAT included.

(l)	Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Company participates in a local municipal government social benefits plan, whereby the subsidiary of the Company in the PRC is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits.  The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees of the subsidiary of the Company. The only obligation of the Company is to pay the ongoing required contributions.  Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2008, 2009 and 2010 are disclosed in Note 5.

(m)	Advertising expenses

Advertising expenses are included in selling and distribution expenses. Expenditures on advertising and promotion activities is recognized as an expense when it is incurred. Prior to 2010, the Company’s distributors could submit proof of qualified advertising and promotional expenses to the Company and the Company provided the distributors a reimbursement of these expenses, not greater than 3% of the distributors’ total purchases. These subsidies are recorded as selling and distribution expenses. This program was cancelled in 2010.

(n)	Deferred offering costs

Incremental costs directly attributable with the offerings of share capital that have been incurred at the balance date are deferred and offset against the proceeds subsequently received from the capital issuance. If the offering is withdrawn, or aborted, these costs are charged to expense. Amounts recorded at December 31, 2010 were offset against the proceeds of the IPO in February 2011.

ZUOAN FASHIONLIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Functional currency

Items included in the consolidated financial statements of the Company are measured using the currency of the primary environment in which it operates (“the functional currency”). The Company’s principal operations are conducted in the PRC. Accordingly, the consolidated financial statements are presented in RMB. Transactions in currencies other than the RMB are translated at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies (Primarily intercompany accounts) are translated to the functional currency (RMB) at the foreign exchange rate prevailing at the statement of financial position date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences recognized in earnings for the years ended December 31, 2008, 2009 and 2010 are minimal.

(p)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to expense on a straight-line basis over the lease terms except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets. Lease incentives received are recognized as an integral part of the aggregate net lease payments made. Contingent rentals are charged to expense in the accounting period in which they are incurred.

(q)	Segment reporting

An operating segment is a distinguishable component of the Company that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Company reported only one operating segment as of December 31, 2010

(r)	Financial instruments

The Company evaluates financial instruments, including convertible loans and other debt instruments according to the substance of the contractual agreements and in consideration of, under International Accounting Standards (“IAS”) No. 32, and No. 39.  These standards require the Company to make judgments about liability and equity features of the instruments,  and also to evaluate if any element of the instrument, including embedded features, is a derivative.  The Company has determined that none of the Company’s financial instruments contain derivatives.

Disclosures on financial risk management are provided in Note 23.

ZUOAN FASHIONLIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Use of estimates

Preparation of the financial statements in conformity with IFRS requires the use of judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for each period. Significant items related to such estimates are discussed at Note 28. Actual results could differ from those estimates.

4.	REVENUES AND OTHER INCOME

Revenue represents the net invoiced value of goods sold, after allowances for trade discounts and sales rebates.  During the years ended December 31, 2008, 2009 and 2010, there were no trade discount and sales rebates. An analysis of the Company's revenue and other income is as follows:

	2008	2009	2010
	RMB'000	RMB'000	RMB'000

Revenues:
Sale of goods	598,344	693,089	872,085

Other income:
Interest income from bank	383	504	868
Penalty income from cancellation of agreement for purchase of factory premise by related party	1,400	-	-
Gain on foreign exchange	-	394	-
	1,783	898	868

The sales and purchase agreement for the purchase of factory premises that is currently leased from an entity controlled by Mr. Hong’s uncle (Note 21) was revoked by the entity in 2008 and the deposit plus a penalty for cancellation of the agreement was paid to the Company. The Company continues to use the factory premises under a separate rental agreement.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

5.	NATURE OF EXPENSE INFORMATION

The Company presents its Statement of Comprehensive Income using the ‘‘expense by function’’ method of IAS 1. Following is supplemental information related to certain ‘‘nature of expense’’ items for the years ended December 31, 2008, 2009 and 2010.

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Cost of inventories recognized as expenses	343,935	398,057	501,266
Audit fee	-	-	754
Depreciation of property, plant and equipment*	893	780	680
Allowance for inventory obsolescence	167	-	-
Directors' remuneration
- salaries and related cost	848	846	894
- social benefits contribution	238	13	13
Key management personnel (other than directors)
- salaries and related cost	879	1,496	2,147
- social benefits contribution	245	23	21
Other than directors and key management personnel
- salaries and related cost	15,402	10,772	18,882
- social benefits contribution	4,045	2,253	2,697
Advertisement expenses (included in selling and distribution expenses)	20,025	18,721	14,288
Loss on disposal of property, plant and Equipment	198	7	-
Loss on disposal of scrap raw materials	-	-	1,121
Operating lease expense	4,868	5,880	5,224
Retail shop shelving expense	18,819	19,447	31,619
Other expenses**	13,676	29,437	43,022

* Depreciation expenses of approximately RMB329,000, RMB237,000 and RMB42,000, and  RMB564,000, RMB543,000 and RMB638,000 have been included in cost of sales and administrative expenses, respectively, for the years ended December  31, 2008, 2009 and 2010.

** Other expenses consist primarily of extension fee, exchange loss, finance costs, professional, consulting, and advisory fees, and travel and entertainment expenses.

6.	INCOME TAX EXPENSE

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Current period provision:
PRC income tax	43,206	52,357	67,324

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

6.	INCOME TAX EXPENSE (continued)

Reconciliation between income tax expense and profit before taxation at applicable tax rates is as follows:

	2008	2009	2010
	RMB'000	RMB'000	RMB'000

Profit before taxation	175,889	206,255	250,325
Add: Losses incurred in tax-exempt jurisdiction	-	1,567	13,559
	175,889	207,822	263,884

Tax at the applicable tax rate of 25%	43,972	51,955	65,971
Effects of:
Expenses not deductible for tax purposes and other	(766)	540	911
Different tax rate in different countries	-	-	442
Over/(under)provision of current tax	-	(138)	-
	43,206	52,357	67,324

(a)	Pursuant to the rules and regulations of the BVI, the Company is not subject to any income tax in the BVI.

(b)
In February 2008, the Hong Kong Government announced a decrease in the profits tax rate from 17.5% to 16.5% applicable to the Company’s operations in Hong Kong, which is effective for the year ended December 31, 2008, 2009 and 2010. No provision was made for Hong Kong profits tax as the Company did not earn any income subject to Hong Kong profits tax during the relevant periods.

(c)
PRC income tax - The Company was subject to PRC income tax on profit arising or derived from the tax jurisdiction in which the subsidiaries of the Company, Shishi Zuoan and Shanghai Mingfu, operate and are domiciled. The provision for the PRC income tax on profit arising from operations in the PRC is calculated based on a statutory income tax rate of 25% in accordance with the PRC relevant income tax rules and regulation for the financial years 2008, 2009 and 2010, respectively.

On February 22, 2008, the State Administration of Taxation of China issued a circular which provides that distributions of dividends after January 1, 2008 from profits earned prior to January 1, 2008 are exempt from a 5% withholding tax if distributed to foreign investors. Accordingly, there are no deferred tax liabilities arising from the undistributed profits of the Company’s PRC subsidiaries at December 31, 2007. Withholding taxes paid or payable, arising after January 1, 2008, are charged to equity as a part of the dividends in accordance with IAS No. 12.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

7.	DIVIDENDS

Dividend of RMB 140 million was paid in the year ended December 31, 2008.  This dividend was not calculated or paid on a per share basis.  Therefore, the rate of dividend and the number of shares ranking for dividend is not presented, as such information is not considered to be meaningful.

8.	EARNINGS PER SHARE

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of the Company by the number of ordinary shares.  The Company’s issued and outstanding ordinary shares after the reorganization transactions and stock split described in Note 1, (80,000,000 shares) are assumed to be issued for all periods presented.  The following table is in thousands of RMB, except per share amounts.

	2008	2009	2010

Profit attributable to equity holders of the Company (RMB’000)	132,683	153,898	183,001

Number of ordinary shares	80,000,000	80,000,000	80,000,000

Basic earnings per share (RMB)	1.66	1.92	2.29

(b)	Diluted earnings per share

For the purpose of calculating diluted earnings per share, profit attributable to equity holders of the Company and the outstanding of ordinary shares are adjusted for the effects of all dilutive potential ordinary shares.  Dilutive potential ordinary shares shall be deemed to have been converted into ordinary shares at the beginning of the financial period or, if later, the date of the issue of the potential ordinary shares.

The convertible loans described in Note 17 automatically converted to equity upon the Company’s successfully completion of the IPO.  However, prior to the completion of the IPO, the conversion was contingent, as it was not possible to determine the dilutive effect of these instruments until such time that the terms of the IPO were finalized and the contingency was resolved.  Other than the convertible loans, the Company has no other potentially dilutive instruments.  Since the conditions that would result in the issuance of ordinary shares under the convertible loans were not satisfied as of December 31, 2010, dilutive earnings per share are equal to basic earnings per share.

ZUOAN FASHIONLIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

8.	EARNINGS PER SHARE (continued)

(c)	Pro forma diluted earnings per share (unaudited)

Pro forma diluted earnings per share reflects the dilutive impact of the convertible loans based on the actual IPO price of US$7.00, resulting in 6,722,500 ordinary shares that would be issuable on a proforma basis and were actually issued in 2011. These pro forma issuable shares are included in pro forma diluted earnings per share beginning with the dates of the convertible loan transactions (January 2009 and January 2010). Pro forma diluted earnings per share for 2009 does not reflect any adjustment to profit after taxation for the effect of the interest recognized related to the convertible loans as the interest expense for 2009 was not significant. Pro forma diluted earnings per share for 2010 reflects an adjustment to increase profit after taxation by approximately RMB6,270,000, for the effect of the interest related to the convertible loans. The following table provides a reconciliation of the numerators and denominators used to arrive at pro forma diluted earnings per share (amounts in thousands of RMB, except share and per share amounts):

	2009	2010
Profit attributable to equity holders of the Company (RMB’000)	153,898	183,001
Adjustment to add back interest expense related to convertible loans assumed to be converted (RMB’000)	-	6,270
Pro forma profit attributable to equity holders of the Company (RMB’000)	153,898	189,271
Number of ordinary shares	80,000,000	80,000,000
Adjustment to reflect the weighted average impact of ordinary shares to be issued upon assumed conversion of convertible loans	3,365,757	6,514,697
Pro forma weighted average number of ordinary shares	83,365,757	86,514,697
Pro forma diluted earnings per share (RMB)	1.85	2.19

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

9.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Plant and machinery	Office equipment	Motor vehicles	Total
	RMB’000	RMB'000	RMB'000	RMB'000	RMB'000
At January 1, 2008
Cost	-	3,207	740	2,647	6,594
Accumulated depreciation	-	(2,245)	(266)	(1,100)	(3,611)

Net book amount	-	962	474	1,547	2,983

Year ended December 31, 2008
Opening net book amount	-	962	474	1,547	2,983
Additions	-	7	478	214	699
Disposals	-	(216)	(14)	-	(230)
Depreciation charge	-	(401)	(154)	(338)	(893)

Closing net book amount	-	352	784	1,423	2,559

At December 31, 2008
Cost	-	2,393	970	2,861	6,224
Accumulated depreciation	-	(2,041)	(186)	(1,438)	(3,665)

Net book amount	-	352	784	1,423	2,559

Year ended December 31, 2009
Opening net book amount	-	352	784	1,423	2,559
Additions	-	-	78	193	271
Write-off	-	-	(7)	-	(7)
Depreciation charge	-	(236)	(199)	(345)	(780)

Closing net book amount	-	116	656	1,271	2,043

At December 31, 2009
Cost	-	2,393	1,036	3,054	6,483
Accumulated depreciation	-	(2,277)	(380)	(1,783)	(4,440)

Net book amount	-	116	656	1,271	2,043
Year ended December 31, 2010
Opening net book amount	-	116	656	1,271	2,043
Additions	845	6	506	-	1,357
Depreciation charge	(42)	(52)	(215)	(371)	(680)

Closing net book amount	803	70	947	900	2,720

At December 31, 2010
Cost	845	2,399	1,542	3,054	7,840
Accumulated depreciation	(42)	(2,329)	(595)	(2,154)	(5,120)

Net book amount	803	70	947	900	2,720

All property, plant and equipment held by the Company are located in the PRC.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

10.	INVENTORIES

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

At cost
Raw materials	4,391	6,873	9,955
Finished goods (primarily purchased)	3,344	10,136	11,364
Work in progress	522	274	785
Packing materials	62	126	235
	8,319	17,409	22,339

Allowances for inventory obsolescence amounting to RMB 167,000, Nil and Nil are recorded as of December 31, 2008, 2009 and 2010, respectrively.

11.	TRADE AND OTHER RECEIVABLES

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Trade receivables	137,695	213,927	249,116
Advances to directors and employees	152	1,109	224
Rental deposits	206	403	504
Other receivables	4,000	2	-
Amounts due from shareholders	13	13	13
	142,066	215,454	249,857

Trade receivables are non-interest bearing and generally have credit terms of 90 days.

Trade receivables include output VAT due to the Company from its customers. At December 31, 2008, 2009 and 2010, the amount of output VAT included in trade receivables was RMB20,007,000, RMB31,083,000 and RMB36,196,000, respectively.

Advances to directors and employees are solely for business purposes.

Other receivables in 2008 relate to withholdings tax for dividends paid to shareholders that was recovered from shareholders in 2009.

Amounts due from shareholders are unsecured, interest-free and repayable on demand.

The carrying amounts of trade and other receivables are denominated as follows:

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Renminbi	142,053	215,441	249,844
Hong Kong Dollar	13	13	13
	142,066	215,454	249,857

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

12.	PREPAYMENTS

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Prepayments	-	2,409	2,313

As of December 31, 2009, prepayments mainly relate to professional fees incurred for the initial public offering.

As of December 31, 2010, prepayments mainly relate to a design fee and rental expenses paid to a third party.

The carrying amounts of prepayments are denominated as follows:

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Renminbi	-	-	2,313
Hong Kong Dollar	-	227	-
Singapore Dollar	-	2,018	-
United States Dollar	-	164	-
	-	2,409	2,313

13.	FIXED DEPOSITS—PLEDGED

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Fixed deposits - pledged	5,905	2,175	1,054

Fixed deposits with financial institutions have maturity dates greater than 3 months up to 6 months. Fixed deposits are repriced within one month from the end of the financial year with effective interest rates of 0.44%, 0.213% and 0.85% per annum for the financial years ended December 31, 2008, 2009 and 2010, respectively.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

14.	CASH AND CASH EQUIVALENTS

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Cash on hand	81	112	43
Cash at bank	70,544	141,457	367,688
	70,625	141,569	367,731

The Renminbi is not freely convertible into foreign currencies.  Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange Renminbi for foreign currencies through banks that are authorised to conduct foreign exchange business.

The cash at bank bear effective interest rates of 0.685%, 0.361% and 0.360% per annum during the financial years ended December 31, 2008, 2009 and 2010, respectively.

The carrying amounts of cash and bank balances are denominated as follows:

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Renminbi	70,602	137,942	367,526

Hong Kong Dollar	23	24	107
Singapore Dollar	-	3,603	98
	70,625	141,569	367,731

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

15.	TRADE AND OTHER PAYABLES

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Trade payables	60,355	30,938	38,663
Bills payable	11,810	6,350	500
VAT payables	4,360	4,899	8,013
Accrued liabilities	6,221	7,256	3,473
Other payables	3,988	2,053	13,784
Accrued interest on convertible loans	-	-	6,149
	86,734	51,496	70,582

Trade payables generally have credit terms of 60-90 days.

Bills payable relate to inventory purchases and are secured by fixed deposits placed with financial institutions.

Other payables mainly relate to amounts payable to suppliers for purchase of fixtures and fittings for retail shops and non-interest bearing cash advances from third parties which are repayable on demand within twelve months.

For 2008, accrued liabilities include withholding tax for dividends paid.  Accrued liabilities mainly comprise accrued wages and staff related expenses as of December 31, 2009 and 2010.  Accrued liabilities as of December 31, 2009 and 2010 also included amounts related to a planned initial public stock offering.

The carrying amounts of trade and other payables are denominated as follows:

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Renminbi	86,697	45,916	53,248
Hong Kong Dollar	37	682	10,904
Singapore Dollar	-	4,898	6,149
United Stated Dollars	-	-	281
	86,734	51,496	70,582

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

16.	INTEREST- BEARING BANK BORROWINGS

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Short term bank borrowings-secured	7,050	17,050	56,700

The Company's interest-bearing bank borrowings are guaranteed by a director, a related party and a third party. Short-term bank borrowings bear effective interest rates of 10.82%, 7.71% and 6.39% per annum during the years ended December 31, 2008, 2009 and 2010, respectively.

The carrying amounts of interest-bearing bank borrowings are denominated in Renminbi.

In June 2009, the Company entered into a short-term loan agreement with Industrial Bank Co., Ltd. and borrowed RMB 5.0 million under this agreement. The annual interest rate was 6.90% and the loan was due and repaid in June 2010.

In July 2009, the Company entered into a short-term loan agreement with Industrial and Commercial Bank of China and borrowed RMB 8.0 million under this agreement. The annual interest rate was 5.84% and the loan was due and repaid in May 2010.

In July 2009, the Company entered into a revolving credit facility with Bank of Quanzhou under which the Company can borrow up to RMB5.0 million during the term of the facility. As of December 31, 2009 and 2010, the Company had outstanding borrowing balance of such credit facility of 4.05 million and 4.2 million, respectively, with RMB0.8 million available for future drawdown. The weighted average interest rate was 7.88% and 7.28% for the year ended December 31, 2009 and 2010. Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu, which is wholly controlled by Mr. Chaojie Hong, have provided guarantees for such credit facility. RMB4.05 million was repaid during 2010. This credit facility was renewed in June 2010.

In July 2010 and August 2010, the Company borrowed additional two short-term loans from the revolving credit facility with Bank of Quanzhou with principal amounts of RMB1.5 million and RMB2.7 million, respectively. As of December 31, 2010, the Company had outstanding borrowings of RMB 4.2 million, with RMB 0.8 million available for future drawdown. The maturity dates of the loans are July 2011 and August 2011, respectively. The weighted average interest rate was 7.28% for the year ended December 31, 2010.

Between September to December 2010, the Company entered into loan agreements with Industrial and Commercial Bank of China for a short-term loan with principal amount of RMB12.6 million. These loans were due and repaid between February to June 2011. The weighted average interest rate was 5.00% for the year ended December 31, 2010. The Company pledged certain of its accounts receivable as security for the borrowings under this loan. In addition, Fujian Aidu agreed to guarantee the Company’s obligations of up to an aggregate amount of RMB18.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between September 2010 to August 2012. Subsequent to the year ended December 31, 2010, there were additional short-term loans with the principal amount of RMB6.6 million and the maturity date of these loans is between June to September 2011. The interest rate was 5.35%.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

16.	INTEREST- BEARING BANK BORROWINGS (continued)

In June 2010, the Company entered into a loan agreement with Industrial Bank Co., Ltd., under which the Company borrowed RMB4.9 million. The loan was fully repaid in May 2011, and its weighted-average interest rate was 6.9% for the year ended December 31, 2010. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Mr. Qilin Hong each provided guarantees for the obligations under this loan agreement. Mr. James Hong also pledged certain of his personal real properties as security for the borrowings under this loan and any other loan agreement with Industrial Bank Co., Ltd. that has been entered or will be entered from November 2008 to November 2010. In addition, Fujian Aidu and Jinjiang Yuanxing each guaranteed these obligations of up to an aggregate amount of RMB5.0 million under this loan and any other loan agreements with Industrial Bank Co. that have been entered from November 2009 to November 2010.

In May 2010, the Company entered into a loan agreement with China Citic Bank for a short-term loan with the principal amount of RMB35.0 million. The loan was fully repaid in May 2011. The weighted-average interest rate was 6.372% for the year ended December 31, 2010. Mr. James Hong and certain other parties have provided guarantees for this loan. In June 2011, the Company entered into new loan agreements with China Citic Bank for short-term loans with principal amount of RMB35.0 million. The maturity date of these loans is June 2012. The weighted average interest rate is 8.203%. Mr. James Hong and other third-party have provided the guarantees for these loans.

There are no restrictive covenants, no assets mortgaged and pledged or subject to lien for these loans. The Company has been in compliance with all provisions of the loans as of December 31, 2008, 2009 and 2010. There have been no significant changes in long-term obligations subsequent to the date of this report.

17.	CONVERTIBLE LOANS

Fast Boost has entered into convertible loan agreements with Phillips Venture Enterprise Fund 2 Ltd (the “Pre-IPO Investor”).  Mr. Hong, his wife, and a shareholder of Fast Boost (controlled by Mr. Hong) are also parties to the agreement.  The Pre-IPO Investor extended a sum of Singapore Dollars (“S$”) 8.0 million, in 2 tranches of S$4.0 million each.  The first S$4.0 million tranche was received at various dates in 2009, and the second S$4.0 million tranche was received in January 2010.  The loans are referred to as the “Convertible Loan Agreement I” and “Convertible Loan Agreement II”, respectively, and together, the “Convertible Loan Agreements”.  Significant terms of the Convertible Loan Agreements are:

1.
Convertible Loan Agreement I was originally due in January 2010.  In January 2010, the maturity date was extended to December 31, 2010, or such other date as may be mutually agreed by the parties.  In consideration of extending the maturity date, a S$600,000 (approximately RMB 3 million) extension fee was paid to the Pre-PO Investor in 2010.

2.
Convertible Loan Agreement II was due on December 31, 2010. In December 2010, the maturity date of both convertible loans was extended to January 31, 2011. In January 2011, the maturity date of both convertible loans was extended to February 28, 2011.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

17.	CONVERTIBLE LOANS (continued)

3.
Amounts under the Convertible Loan Agreements are automatically converted into shares of the Company generally at the time of the pricing of the Company’s IPO.  Because the conversion feature is contingent, the Company has determined that the conversion feature is a financial liability under IAS No. 32.

4.
Pursuant to the above Convertible Loan Agreements, each of the Convertible Loan Agreement I and the Convertible Loan Agreement II will be converted in its entirety into ordinary shares of the Company immediately prior to the consummation of the Company’s initial public offering. For each Convertible Loan, the number of ordinary shares to be issued to Phillip Ventures equals its principal amount divided by a discounted preliminary offering price, which is the mid-point of the estimated offering price range for the Company’s ordinary shares in the Company’s initial public offering, subject to a cap of US$0.8539 per ordinary share for the 2008 convertible loan and US$1.3634 per ordinary share for the 2010 convertible loan. The discount is 50% for the Convertible Loan Agreement I and 45% for the Convertible Loan Agreement II. The Convertible Loans will not bear any interest if they are converted prior to the maturity date. Otherwise, the Company must pay interest of 15% per annum calculated from the drawdown date to the date of actual repayment for each of the Convertible Loan Agreement I and the Convertible Loan Agreement II.

5.
There are no annual stated interest rates or payments. However, if the borrowings are not converted, the entire outstanding amount plus interest at 15% from the date of the borrowings is due. Since the conversion occurs at the time of the pricing of the Company’s IPO, and since the pricing and completion of the IPO cannot be determined to be probable at this time, the Company records interest at 15%. In connection with the January 2010 extension of Convertible Loan Agreement I, and in consideration of the S$600,000 extension fee, any interest due on maturity under Convertible Loan Agreement I is calculated from January 1, 2010.  Interest expense for 2009 was not significant. Interest for the year ended December 31, 2010 was approximately RMB6,270,000.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

17.	CONVERTIBLE LOANS (continued)

6.
If the IPO is withdrawn or otherwise not completed after the borrowings have been converted to shares, the Pre-IPO Investor has the right to put the shares issued to Mr. Hong, and other shareholders of the Company, in return for cash equal to the amount that would have been due under the normal payment provisions of the agreements.  As the Pre-IPO Investor will receive the same value as under the agreements, the Company has determined that the put option is not a derivative under IAS No. 39.

7.
The Company granted the Pre-IPO Investor various rights under the convertible loan agreements, including a redemption right with respect to the convertible loans and certain tag-along rights relating to the shares issued or issuable upon conversion of the convertible loans. As for the collateral of the loan agreements, a shareholder of the Company (affiliated by Mr Hong) deposited 15,408 ordinary shares (61,633,000 ordinary shares after the 4000-for-1 share split) of the Company with the escrow agent. The shares will be returned to the shareholder when the loans are repaid or converted. The Company also provided certain restrictive covenants with respect to the corporate governance of the Company. The Company was in compliance with these covenants as of December 31, 2009 and 2010. The foregoing rights will terminate immediately prior to the completion of the Company’s IPO.

In connection with the February 2011 IPO all of the convertible loans were converted into 6,722,500 ordinary shares. Additionally, the collateral shares described in item 7 above were returned to the shareholder.

18.	SHARE CAPITAL

The share capital balance as December 31, 2008 and 2009 represent the issued share capital of Fast Boost, but the share capital balance as December 31, 2010 represent the issued share capital of Zuoan after the Share Exchange carried out on October 5, 2010.

19.	RESERVES

Share premium

The share premium represents the excess of issue price, for local jurisdiction purposes, over the par value of the share issued.

Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the subsidiary of the Company established in the PRC is required to transfer 10% of its profit after taxation prepared in accordance with the accounting regulations of the PRC to the statutory reserve until the reserve balance reaches 50% of the subsidiary’s registered capital. Such reserve may be used to offset accumulated losses or increase the registered capital of the subsidiary, subject to the approval from the PRC authorities, and are not available for dividend distribution to the shareholders. At December 31, 2008, 2009 and 2010, the registered capital was approximately RMB18,146,000, RMB33,360,000 and RMB35,664,000, respectively. At December 31, 2008, 2009 and 2010, the statutory reserve is fully funded.

Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s functional currency.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

20.	COMMITMENTS

Operating lease commitments

The Company leases offices, warehouses, factory premises and retail shops under non-cancellable operating lease arrangements. The leases have varying terms. Additionally, the Company is a party to certain advertising and design fees contracts.  Future minimum payments under these agreements are as follows:

	2008	2009	2010
	RMB'000	RMB'000	RMB’000
Leases:
Not later than one year	5,180	5,474	8,106
Later than one year and not later than five years	16,835	11,759	18,346
Total	22,015	17,233	26,452

Advertisement contract:
Not later than one year	-	19,376	-

Design fee
Not later than one year	-	-	1,700

21.	SIGNIFICANT RELATED PARTY TRANSACTIONS

In addition to the related party information disclosed elsewhere in the financial statements, the following transactions took place between the Company and related parties at terms agreed between the parties.  The rental agreement relates to a production facility leased from an entity controlled by the uncle of Mr. Hong.  The rental agreement expires in June 2013 and annual rent is RMB 4.3 million.  The Company also guarantees certain obligations of this entity (Note 24).  The printing and embroidery services were provided by the father of Mr. Hong.

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Rental of production facilities	3,950	4,300	4,300
Printing and embroidery services	990	-	-

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

22.	SEGMENT INFORMATION

Business segment
As the Company is engaged primarily in the sale of men’s fashionwear, no reporting by business segment is presented.

Geographical segment
As the business of the Company is engaged entirely in the PRC, no reporting by geographical location of operations is presented.

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES

The Company’s overall financial risk management program seeks to minimize potential adverse effects of financial performance of the Company. Management has in place processes and procedures to monitor the Company’s risks exposures while balancing the costs associated with such monitoring and management against the costs of risk occurrence. The Company’s risk management policies are reviewed periodically for changes in market conditions and the Company’s operations.

The Company is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks include credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

As of December 31, 2008, 2009 and 2010, the Company's financial instruments mainly consisted of cash and bank balances, trade receivables, other receivables, trade payables, accrued liabilities, other payables, borrowings and convertible loans.

(i)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer fails to meet its contractual obligations. Credit risk of the Company arises principally from the Company’s trade and other receivables and bank balances.

For trade receivables, the Company’s exposure to credit risk is restricted by the credit limits that are approved by the Chief Operating Officer. The Company typically allows the existing customers credit terms of up to 90 days.  In deciding whether credit shall be extended, the Company will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Operating Officer.

The Company performs ongoing credit evaluation of its customers’ financial position. The Company has significant concentration of credit risk, as the Company’s trade receivables balances at December 31, 2008, 2009 and 2010, represented by 10 distributors, comprises 100%, 98.4% and 96.9% of the total trade receivables balance for the respective financial years.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

(i)	Credit risk (continued)

As the Company does not hold any collateral, the maximum exposure to credit risk for each class of financial instruments is the carrying amount of that class of financial instruments presented on the consolidated statements of financial position. The allowance for potential credit losses is based upon a review of the expected collectability of all trade and other receivables and subject to approval by the Chief Operating Officer for amounts not exceeding RMB500,000. Provision for impairment loss exceeding RMB500,000 is subject to the approval of the Chief Executive Officer and Chief Operating Officer.

The age analysis of trade receivables is as follows:

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Not past due	137,695	213,927	249,116

The Company’s major classes of financial assets are cash and bank balances and trade receivables.

Management believes that all significant bank deposits are with reputable banks and that all significant trade receivables are mainly customers of good credit- standing.

There is no trade receivable that is past due. No bad debt expense was recognised in profit or loss as the trade receivables were subsequently received.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirement in the short and long term. The bank borrowings for the financial years ended December 31, 2008, 2009 and 2010, have a maturity period of less than 1 year from the statement of financial position date.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

(iii)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

Currency risk
Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

The Company carries out its business in the PRC, and most of the transactions are denominated in Renminbi. Accordingly, the Company’s exposure to risk resulting from changes in foreign currency exchange rates is minimal.

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk arises primarily from short-term bank borrowings. The Company does not have investment in other financial assets.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

(iii)	Market risk (continued)

The Company	Effective interest rate	Floating interest rate	Fixed interest rate	Non-interest bearing	Total
	%	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2008
Financial Assets
Cash and bank balances	0.685	70,625	-	-	70,625
Trade and other receivables		-	-	142,066	142,066
Fixed deposits pledged	0.44	5,905	-	-	5,905
		76,530	-	142,066	218,596
Financial Liabilities
Trade and other payables		-	-	86,734	86,734
Interest-bearing bank borrowings	10.82	-	7,050	-	7,050
		-	7,050	86,734	93,784
As of December 31, 2009
Financial Assets
Cash and bank balances	0.337	141,569	-	-	141,569
Trade and other receivables		-	-	215,454	215,454
Prepayments		-	-	2,409	2,409
Fixed deposits pledged	0.213	2,175	-	-	2,175
		143,744	-	217,863	361,607
Financial Liabilities
Trade and other payables		-	-	51,496	51,496
Interest-bearing bank borrowings	7.71	-	17,050	-	17,050
Convertible loan	15.00	-	19,439	-	19,439
		-	36,489	51,496	87,985
As of December 31,2010
Financial Assets
Cash and bank balances	0.36	367,731	-	-	367,731
Trade and other receivables		-	-	249,857	249,857
Prepayments		-	-	2,313	2,313
Fixed deposits pledged	0.85	1,054	-	-	1,054
		368,785	-	252,170	620,955
Financial Liabilities
Trade and other payables		-	-	70,582	70,582
Interest-bearing bank borrowings	6.39	-	56,700	-	56,700
Convertible loans	15.00	-	40,961	-	40,961
		-	97,661	70,582	168,243

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

The Company’s interest-bearing bank borrowings in 2008, 2009 and 2010 are at fixed interest rate are denominated mainly in Renminbi. Fluctuations in the interest rate of bank borrowings and the convertible loan will not have a significant impact on the Company’s net profit for years ended December 31, 2008, 2009 and 2010.

24.	CONTINGENT LIABILITIES

The Company has issued guarantees to a financial institution for bank borrowings of an entity controlled by the uncle of Mr. Hong.  The Company’s guarantee is for loan agreements (generally short term borrowings) entered into or to be entered into by the entity through May 2012.  The maximum amount of bank borrowing that may be guaranteed was as follows:

	2008	2009	2010
	RMB'000	RMB'000	RMB’000

Corporate guarantees	4,500	6,000	6,000

At December 31, 2009 and 2010, bank borrowings outstanding under guarantees were RMB 5.0 million and nil, respectively.

25.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maximise the returns to shareholders’ value through the optimisation of the debt and equity balance.

The Company actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders’ returns, taking into consideration the future capital requirements of the Company and capital efficiency, prevailing and projected profitability, projected cash flows, projected capital expenditures and projected investment opportunities.  The Company currently has not adopted any formal dividend policy.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, issue new shares, return capital to shareholders, raise new debts, redeem existing debts or sell assets to reduce debts.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

25.	CAPITAL MANAGEMENT (continued)

The Company monitors capital on the basis of the debt-to-adjusted capital ratio. This ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debts less cash and cash equivalents. Adjusted capital comprises all components of equity including share capital, share premium, retained earnings and other reserves. The Company has debt-to-adjusted capital ratio of 0.268, (0.142) and (0.387) for financial years ended December 31, 2008, 2009 and 2010, respectively.

26.	FINANCIAL INSTRUMENTS

Fair value

The carrying amounts of financial assets and liabilities with a maturity of less than one year approximate their fair values.

The Company does not anticipate that the carrying amounts recorded at statement of financial position date would be significantly different from the values that would eventually be received or settled.

27.	SHARE-BASED PAYMENTS

Employee share option plan of the Company

On November 16, 2010, Fame Brilliant entered into a share purchase agreement with Chaoshen Wang, the Company’s Chief Operating Officer, under which Mr. Wang has the right to purchase from Fame Brilliant ordinary shares of the Company in an amount of up to 3% of the Company’s issued and outstanding share capital after the Company’s initial public offering. The right vests over a period of three years. The purchase price is 85% of the initial public offering price (US$5.95).

On December 30, 2010, the board of directors adopted the 2010 Equity Incentive Plan, which provides for grants of stock options, restricted stock, or stock appreciation rights. The board of directors authorized the issuance of up to 3% of the Company’s issued and outstanding share capital immediately following the completion of the Company’s initial public offering.

On the same day, the board of directors authorized the grant of restricted stock to Mr. Chi Hon Tsang, the Company’s chief financial officer, in the amount of 0.5% of the Company’s issued and outstanding share capital, on a fully dilutive basis, immediately following the completion of the Company’s initial public offering pursuant to the 2010 Equity Incentive Plan.

The Company will recognize share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan and the share purchase agreement between Fame Brilliant and Mr. Wang based on the fair value of the equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.

The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results differ from the Company’s estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company will consider various factors when estimating expected forfeitures, including historical experience. Actual results may differ substantially from the estimates.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

27.	SHARE-BASED PAYMENTS (continued)

The Company will determine the fair value of share options granted to employees and directors under the 2010 Equity Incentive Plan using option pricing models which consider the exercise price relative to the market value of the underlying shares, the expected share price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants will be outstanding before they are ultimately exercised.

For shares granted to employees, the fair value of the shares will be measured as the difference between the market price of the ordinary shares, adjusted to take into account the terms and conditions upon which the shares were granted (except for vesting conditions that are excluded from the measurement of fair value) and the purchase price of the grant. Adjustments to the market price of the Company’s ordinary shares could arise, for example, if the employee is not entitled to receive dividends during the vesting period.

The share-based compensation expense will be categorized as cost of sales, selling and distribution expenses, or administrative expenses, depending on the job functions of the grantees.

28.	CRITICAL ACCOUNTING ESTIMATES

Estimates are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Estimates and assumptions are made concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their useful lives.  Management estimates the useful lives of plant and equipment according to the common life expectancies applied in the apparel-manufacturing industry.  Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

(b)	Allowance for doubtful accounts of trade receivables

Management assesses the collectability of trade receivables on an ongoing basis. This estimate is based on the credit history of customers and current market conditions. Management reassesses the impairment losses at each balance sheet date and makes provisions, if necessary.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

28.	CRITICAL ACCOUNTING ESTIMATES (continued)

(c)	Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses.  These estimates are based on current market conditions and the historical expense of selling products of a similar nature.  Changes in selling price could be significant as a result of increasing or decreasing competition.

(d)	Income tax

The Company is liable for income taxes in the PRC.  Significant judgement is required in determining the provision for income taxes.  There are also claims for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due.  When the final outcome of these tax matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.