Form 20-F
period 2011-12-31
ZUOAN FASHION LTD
filed 2012-04-30
CIK 1501176

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-35031

ZUOAN FASHION LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Room 213 to 215, Block 8 No. 1150 Luochuan Middle Road Shanghai 200072, China
(Address of principal executive offices)

James Jinshan Hong

Chairman and Chief Executive Officer

Telephone: (86)-21-5653-5558

E-mail: jameshong@zuoancn.com

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

111,276,113 Ordinary Shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

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

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report on Form 20-F contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.2939 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between Renminbi and U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2940
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20)	6.3080	6.3052	6.3150	6.2975

(1) Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated statements of financial position data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included herein, which were prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB. The selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2007 and 2008 and the selected consolidated statements of financial position data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements that have not been included herein, which were prepared in accordance with IFRS. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

Consolidated Statements of Comprehensive Income Data:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues	434,472	598,344	693,089	872,085	1,230,881	195,567
Cost of sales	(262,281)	(355,640)	(411,165)	(515,158)	(686,890)	(109,136)
Gross profit	172,191	242,704	281,924	356,927	543,991	86,431
Other income	381	1,783	898	868	2,414	384
Selling and distribution expenses	(32,954)	(49,666)	(53,373)	(61,486)	(136,704)	(21,720)
Administrative expenses	(12,700)	(18,572)	(22,176)	(37,382)	(56,590)	(8,991)
Finance costs	(230)	(360)	(1,018)	(8,602)	(4,194)	(666)
Profit before taxation	126,688	175,889	206,255	250,325	348,917	55,437
Income tax expense	(35,277)	(43,206)	(52,357)	(67,324)	(93,226)	(14,812)
Profit after taxation	91,411	132,683	153,898	183,001	255,691	40,625
Earnings per ordinary share
Basic	1.14	1.66	1.92	2.29	2.39	0.38
Diluted	1.14	1.66	1.92	2.19	2.37	0.38
Earnings per ADS
Basic	4.57	6.63	7.69	9.15	9.54	1.52
Diluted	4.57	6.63	7.69	8.75	9.47	1.50
Pro forma earnings per ordinary share, diluted (unaudited)	—	—	1.85	2.19	—	—

Consolidated Statements of Financial Position Data:

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-current assets
Property, plant and equipment	2,983	2,559	2,043	2,720	17,511	2,782
Deferred offering cost	—	—	—	5,757	—	—
Total non-current assets	2,983	2,559	2,043	8,477	17,511	2,782
Current assets
Inventories	50,554	8,319	17,409	22,339	26,082	4,144
Trade and other receivables	103,127	142,066	215,454	249,857	446,897	71,005
Prepayments	22,600	—	2,409	2,313	223	35
Fixed deposits—pledged	—	5,905	2,175	1,054	1,670	265
Cash and cash equivalents	23,642	70,625	141,569	367,731	690,457	109,703
Total current assets	199,923	226,915	379,016	643,294	1,165,329	185,152
Total assets	202,906	229,474	381,059	651,771	1,182,840	187,934
Total current liabilities	78,261	104,198	101,912	188,068	170,036	27,016
Net assets	124,645	125,276	279,147	463,703	1,012,804	160,918

Consolidated Statements of Cash Flow Data:

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	53,245	174,782	41,272	165,479	75,983	12,072
Net cash (used in)/generated from investing activities	(391)	(284)	233	(489)	(15,759)	(2,504)
Net cash (used in)/generated from financing activities	(55,000)	(127,515)	29,439	61,172	267,429	42,490
Cash and cash equivalents at period end	23,642	70,625	141,569	367,731	690,457	109,703

Selected Operating Data:(1)

	For the Year Ended December 31,
	2009	2010	2011
Revenues (in thousands of RMB)	693,089	872,085	1,230,881
Units sold (in thousands)	5,325	6,667	7,862
Average selling price (RMB per unit(2))	130	131	157
Cost of sales (in thousands of RMB)	411,165	515,158	686,890
Unit cost (RMB per unit)	77	77	87
Gross margin (%)	40.7	40.9	44.2

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

Our success largely depends on our ability to identify, anticipate and influence the fashion preferences of our consumers and deliver products in a timely manner to meet changing market demands. Our target market of consumers comprises urban males between the ages of 20 and 40 with moderate-to-high levels of disposable income. Our business is particularly sensitive to their fashion preferences, which cannot be predicted with certainty and are subject to rapid change. Sales of our products will be adversely affected if we fail to identify, anticipate and respond effectively to changing consumer preferences and fashion trends. If this occurs, we and our distributors and sub-distributors may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory. In a distressed economic and retail environment, many of our competitors may engage in aggressive promotional activities, further increasing the need to react appropriately to changing consumer preferences and fashion trends. Failure to do so could adversely affect the level of acceptance of our products, our brand image and our relationship with our distributors, and therefore have a material adverse effect on our financial condition or results of operations.

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

We sell a vast majority of our products in China through our distributors, who in turn sell our products to consumers through retail stores directly operated by them or by their sub-distributors. As of December 31, 2011, we had 1,244 retail stores operated by our distributors and their sub-distributors, compared to 23 directly operated flagship stores and three direct stores. Sales to our top three distributors accounted for 46.8%, 44.6% and 37.0% of our revenues in 2009, 2010 and 2011, respectively. Our distributors are not contractually obligated to purchase minimum quantities of our products or to work with us on an exclusive basis. Our dependence on distributors increases their bargaining power with us and the need for us to maintain good relationships with them. To the extent that any distributor ceases to cooperate with us for any reason and we are not able to find a suitable replacement in a timely manner, we may lose significant business. To the extent that our large distributors significantly reduce their purchases from us due to the deterioration of their financial position or other reasons, our sales would be materially and adversely affected. In addition, we may have to offer volume-based discounts or more favorable credit terms to our distributors in the future, which may lower our operating profit. As we rely to a large extent on our distributors for the sale of our products, our future growth will also depend on the performance of our distributors and their ability to expand their business and sales networks. In addition, any consolidation, restructuring, reorganization or other ownership change in our distributors may have a material adverse effect on our sales.

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

We collaborate with our distributors and sub-distributors to implement our retail and brand management policies in the retail stores which they operate. As of December 31, 2011, 1,244 out of a total of 1,270 Zuoan stores were operated by our distributors or their sub-distributors. We rely on agreements with our distributors to impose our retail policies on the stores operated by such distributors and their sub-distributors. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with our distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that our distributors need to comply with our brand management policies and pricing and store management guidelines. In addition, we do not have direct contractual relationships with the sub-distributors, and we rely on our distributors to oversee these sub-distributors. As a result, we have limited control over ultimate retail sales by our distributors, their sub-distributors and the retail stores that they operate. If our distributors or their sub-distributors fail to comply with our retail policies, we may not be able to effectively manage our sales network or maintain a uniform brand image, which may negatively impact how our brand is perceived by consumers. In addition, if our distributors fail to meet our retail targets either because they are unable to open a sufficient number of new retail stores or are otherwise unsuccessful in selling our products, our results of operations may be materially and adversely affected. Although we have the right to impose penalties, suspend supplies of our products, or replace any of our distributors for breach of retail policies, we may be unable to find replacement distributors in a timely manner. As a result, our business and results of operations may be materially and adversely affected.

Our financial performance in a given period may not be fully indicative of the sales performance of our distributors and sub-distributors or the market reception of our products.

We sell our products to our distributors upon their orders and recognize revenue upfront based on the contract amount regardless of the actual sales performance of the distributors. Consequently, our financial performance and results of operations may not be fully indicative of the sales performance of our distributors and sub-distributors or the market reception of our products. Although we obtain sales and operational data from our distributors from time to time, we cannot assure you that such data are accurate. In addition, we do not have an enterprise resource planning system, or ERP system, to receive real-time sales data from our distributors, sub-distributors and the retail stores operated by them. As a result, we may not be able to effectively monitor and control excess inventory buildup. See “Item 4.B. Business Overview—Sales—Our Distributors.” Our distributors, their sub-distributors, and the retail stores which they operate may, for various reasons, experience difficulties in selling our products.

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

We have grown rapidly over recent years. The number of retail stores operated by our distributors or their sub-distributors increased from 978 as of December 31, 2009 to 1,070 as of December 31, 2010 and further to 1,244 as of December 31, 2011. We intend to continue to expand our network of retail stores, and we rely to a large extent on our distributors and their sub-distributors for such expansion. Previously, we coordinated with our distributors to establish annual targets for the number of new retail stores, and our distributors have met such targets. However, there is no assurance that our distributors will meet our expansion targets in the future. We have also opened new direct stores as flagship stores, which has placed significant strain on our managerial, operational and financial resources. In addition, we may not be able to secure desirable locations for our flagship stores on economically viable terms. For example, we failed to obtain suitable locations for our directly operated flagship stores in Shanghai in 2011 and as a result were only able to open direct stores in Shanghai instead. We have introduced a new generation layout and design for Zuoan retail stores and flagship stores, and we need to bear the costs of such upgrades. In connection with our expansion plans, we may also need to establish information systems across our flagship store distribution network. We cannot assure you that our personnel, systems, procedures and controls will be adequate to implement our business plans or support our future growth. Additionally, we may not be able to obtain sufficient funds to finance our expansion plans. If our expansion efforts are unsuccessful or our management systems insufficient, our financial condition and results of operations could be materially and adversely affected.

We are exposed to the credit risks of our distributors.

We generally provide credit terms of up to 90 days to our distributors. As of December 31, 2011, we have not experienced any significant difficulty in collections or made any provision for bad or doubtful debts. However, our sales going forward may rely more heavily on credit, and we may be unable to collect these accounts receivable in full or at all. Failure by our distributors to pay us in a timely manner or at all could have a material adverse effect on our financial condition and results of operations.

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

Our business is susceptible to seasonal fluctuations and extreme or unexpected weather conditions and interruptions.

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

Our retail stores and flagship stores are located in prime shopping areas in various cities. Unexpected interruptions in such prime shopping areas due to municipal construction or city planning may also adversely affect our business operations. For example, in January 2012, one of our directly operated flagship stores in Xiamen, Fujian Province, was required to close due to road construction works in the vicinity.

We rely on independent third-party contract manufacturers for the production of a significant portion of our products and any material disruption to the supply of the products from such manufacturers would materially and adversely affect our results of operations.

We outsource the production of a significant portion of our products to third-party contract manufacturers. Contract manufacturing costs represented 91.6%, 93.4% and 94.4% of our total cost of sales in 2009, 2010 and 2011, respectively. In addition, most of our outsourced products are produced by a small number of contract manufacturers. In 2011, contract manufacturing costs attributable to our top five contract manufacturers represented 41.3% with contract manufacturing costs attributable to our largest contract manufacturer accounting for 10.0% of our total cost of sales. As a result, our continued success is tied to our timely receipt of quality finished products from our contract manufacturers, especially our major contract manufacturers, which may be affected by various factors, including those beyond our control, such as production failures, labor strikes, riots, public disorders and other similar events. A contract manufacturer’s failure to ship orders in a timely manner or meet our quality standards could negatively impact our ability to fulfill our sales orders and result in the cancellation of orders or price reductions, which in turn could damage our relationships with our distributors. We cannot assure you that we will not face material disruptions to the supply of products from our contract manufacturers in the future. In the event of such disruptions, especially disruptions with respect to our major contract manufacturers, we may not be able to find suitable alternative contract manufacturers on a timely basis or offset such disruptions by increasing production at our own production facilities. Our financial condition or results of operations may be adversely affected.

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

We believe our trademarks and other intellectual property rights are important to our success and competitive position and recognize the importance of registering the trademarks related to our Zuoan brand for protection against infringement. As of December 31, 2011, we had 23 registered trademarks in China in the classes relevant to our business. See “Item 4.B. Business Overview—Intellectual Property.” We are not aware of any material violations or infringements of our trademarks and intellectual property rights. However, third parties may in the future attempt to challenge the ownership and/or validity of our intellectual property rights. In addition, our business is subject to the risk of third parties counterfeiting our Zuoan brand products or otherwise infringing our intellectual property rights. Such unauthorized use of our brand in counterfeit products could not only result in potential revenue loss, but also an adverse impact to our brand equity and perceptions of our products quality. We may not always be successful in securing protection for our intellectual property rights, in preventing the production and sale of counterfeit products and preventing other infringements of our intellectual property rights. Protections offered by PRC intellectual property laws and the enforcement of these protections may not be as effective as in some other countries. We may need to resort to litigation in the future to enforce our intellectual property rights. Any such litigation could result in substantial costs and a diversion of our resources. Our failure to protect and enforce our intellectual property rights could have a material adverse impact on our reputation, business and results of operations.

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

Many of our senior management team have been with us for more than six years. Their talent, effort, experience and leadership are critical to the success of our business. In particular, the leadership of Mr. James Jinshan Hong, or Mr. James Hong, our chairman and chief executive officer, in the design, marketing and operational areas of our business has been a critical element of our success since the inception of our company. The loss of services of Mr. James Hong or any negative market or industry perception with respect to him could have a material adverse effect on our business. In addition, Mr. Chaoshen Wang, our chief operating officer, and other members of our senior management also have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also have a material adverse effect on us. We have entered into three-year contracts, including non-compete undertakings, with all of our executive officers and senior management. However, there can be no assurance that such contracts will not be terminated or breached, nor can there be assurance that the contracts will be enforceable. In addition, we are not protected by any key-man or similar life insurance covering Mr. James Hong and other members of senior management.

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

In connection with the audits of our consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, several significant deficiencies in our internal control over financial reporting were noted. We expect to incur extra costs in implementing measures to address such deficiencies. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately and timely report our financial results or prevent fraud, and investor confidence and the trading price of our ADSs may be adversely impacted.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2011. As a non-accelerated filer, we are exempt from the requirements of Section 404(b) and therefore, our independent registered public accounting firm does not report on the effectiveness of our internal control over financial reporting. If we were to become an accelerated filer, our independent registered public accounting firm would report on the effectiveness of our internal control over financial reporting. We cannot assure you that our management will always conclude that our internal control over financial reporting is effective. Moreover, even if our management does conclude that our internal control over financial reporting is effective, if our independent registered public accounting firm is not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if our independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may conclude that our internal control over financial reporting is not effective. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, several “significant deficiencies” in our internal control over financial reporting were identified, as defined in the standards established by the Public Company Accounting Oversight Board (United States). The significant deficiencies identified related to (i) the control procedures relating to payroll, a significant portion of which is currently paid in cash, and (ii) lack of effective policies and procedures to ensure that all transactions were supported by sufficient documentation. In response, we have implemented procedures to ensure that we maintain a minimum amount of petty cash and all transactions are supported by sufficient documentation and established employee individual bank accounts for all employees other than factory workers for payment of salaries through direct deposit to prevent misappropriation. We are also in the process of implementing a number of measures to address the deficiencies relating to payroll, including establishing policies and procedures to prevent misappropriation relating to payment of salaries in cash to factory workers. We are working to implement these measures, although we cannot assure you that our efforts to remedy these significant deficiencies will be successful.

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

We may fail to secure space for our directly operated flagship stores on commercially reasonable terms.

We began operating direct stores in April 2009. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. We have been and intend to continue leasing or acquiring retail space in prime shopping areas for our directly operated flagship stores. Given the scarcity of prime locations and the relatively high rental rates in major cities in China, we may be unable to obtain retail space on commercially acceptable terms for our directly operated flagship stores, nor can we assure you that we will be able to renew our existing lease agreements upon expiry on terms and conditions acceptable to us or at all. For example, we failed to obtain suitable locations for our directly operated flagship stores in Shanghai in 2011 and as a result were only able to open direct stores in Shanghai instead. If any of these situations occur, we may not be able to find alternative premises located in areas that offer similar retail environments, and our competitors may move into such retail spaces previously occupied by us. As a result, our operating costs may increase, which may lead to a decline in our profitability and adversely affect our results of operations.

We may be exposed to product liability or personal injury claims, which may materially and adversely affect our reputation and business.

As of December 31, 2011, all of our products were sold in China. We may be exposed to product liability claims, such as excessive pH values in our products, that may be harmful to consumers. As a result, we may have to expend significant financial and managerial resources to defend against such claims. We believe that such product liability claim risks will increase as legal concepts in product liability claims begin to develop and mature in China. We currently outsource the manufacturing of most of our products, and may not have effective or sufficient control over the quality of those products. We cannot give any assurance that our reputation, business, financial condition, results of operations and prospects will not be materially and adversely affected by a successful product liability claim against us. We may incur significant costs and expenses to defend against such claims or enter into settlement agreements. We may be fined or sanctioned and our reputation and brand may be negatively impacted, which could materially and adversely affect our reputation, business, prospects, financial condition and results of operations.

We may not have insurance coverage that is adequate to cover potential liability or losses.

We face various risks in connection with our businesses and may lack adequate insurance coverage or may not have the relevant insurance coverage. We maintain insurance coverage for our raw materials and inventory. However, our insurance policies covering equipment expired in November 2011 and we had not renewed these policies as of the date of this annual report on Form 20-F. In addition, we do not have insurance coverage on interior decoration as such insurance is currently unavailable in China. Furthermore, as is typical in China, we do not maintain product liability insurance, business interruption insurance or third-party liability insurance against claims for property damage, personal injury and environmental liabilities. If we incur substantial losses or liabilities and our insurance coverage is unavailable or inadequate to cover such losses or liabilities, our financial condition and results of operations may be materially and adversely affected.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will continue and what effects it may have on China’s economy and our business. In response to the global financial crisis and economic downturn, the PRC government adopted various measures aimed at expanding credit and stimulating economic growth, such as decreasing the PBOC statutory deposit reserve ratio and lowering benchmark interest rates. However, since January 2010, the PBOC has begun to increase the statutory reserve ratio in response to rapid domestic growth, which may have a negative impact on the stability of China’s economy. In particular, the PBOC raised the statutory reserve ratio applicable to financial institutions with deposit business six times by 3% in total and raised deposit and loan benchmark interest rates of financial institutions three times in 2011. It is unclear whether the PRC economic policies will be effective in sustaining stable economic growth in the future.

Any slowdown in the economic growth of China could lead to reduced demand for our products, which could materially and adversely affect our business, financial condition and results of operations.

Inflation in China may have an adverse effect on our business, financial condition and results of operations.

China’s economy has experienced rapid expansion together with rising rates of inflation, which may also erode disposable incomes and consumer spending. Furthermore, certain components of our cost of sales, including direct raw material costs, direct labor costs, design costs and direct manufacturing overhead, may increase as a result of an increase in the cost of materials and labor resulting from general inflation. However, we cannot guarantee that we can pass on increased costs to customers through increases in retail prices. This could adversely impact our business, financial condition and results of operations.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the political and economic conditions and foreign exchange policies of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the Renminbi traded within a narrow range against the U.S. dollar. Since June 2010 the Renminbi has further appreciated against the U.S. dollar, from approximately RMB6.83 per U.S. dollar as of June 1, 2010 to approximately RMB6.3080 per U.S. dollar as of April 20, 2012. It is difficult to predict how Renminbi exchange rates may change going forward.

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

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors and may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

PRC laws and regulations, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by six PRC regulatory agencies, or the New M&A Rules, Anti-monopoly Law of the PRC and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in August 2011, or the MOFCOM Security Review Rules, established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

The New M&A Rules, effective from September 8, 2006 and amended on June 22, 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise.

The MOFCOM Security Review Rules, effective from September 1, 2011, which implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our business falls into the scope subject to the security review. As these circulars and rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the MOFCOM will apply these national security review-related circulars and rules to the acquisition of equity interest in our PRC subsidiaries.

If we are found to be in violation of the New M&A Rules, the MOFCOM Security Review Rules or any other PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our PRC subsidiaries’ business or operating licenses, requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

SAFE has promulgated regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies owned by such PRC residents, referred to in the notice as an “offshore special purpose vehicle.” SAFE has further issued a series of implementation guidance, including the most recent Notice of SAFE on Printing and Distributing the Rules for the Implementation of the Operating Procedure of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which has come into effect as of July 1, 2011. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles. These regulations may apply to our shareholders who are PRC residents or have PRC residents as their ultimate owners and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to October 2005, direct or indirect investments in offshore special purpose vehicles are required to register those investments. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. Moreover, any subsidiary of such offshore special purpose company in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any shareholder who is considered as a PRC resident by SAFE fails to make the required registration or to update the previously filed registration, the subsidiary of such offshore special purpose company in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the offshore special purpose company, and the offshore special purpose company may also be prohibited from making additional capital contribution into its subsidiary in China.

We believe that Circular 75 currently does not apply to us since none of our shareholders is a PRC resident or citizen. However, we cannot assure you that any PRC resident or citizen who becomes our shareholder or the beneficial owner of our shares in the future will be able to comply with Circular 75 in a timely manner or at all. A failure by any of our shareholders or beneficial owners of our shares who are PRC residents or citizens to comply with these regulations and rules in the future could subject us to fines or legal sanctions, including restrictions on our PRC subsidiaries’ ability to pay dividends or make distributions to, or obtain foreign currency-dominated loans from, us, and our ability to increase our investment in China. As a result, our business and results of operations and our ability to distribute profits to you could be materially and adversely affected.

We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitations on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

As a holding company, we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2011, reserves with a total amount of RMB49.4 million (US$7.9 million) were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, in the future, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. The inability of our PRC subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans or additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Loans by us to any of our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the PRC Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and other legal or administrative sanctions.

Under the SAFE regulations, PRC residents who participate in an employee stock ownership plan or stock option plan in an overseas publicly-listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4.B. Business Overview — Regulations — Regulations on Employee Stock Option Plans.” We and our PRC citizen employees who have been granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions.

Under the EIT law, we may be considered a PRC “resident enterprise.” As a result, we may be subject to 25% PRC enterprise income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both effective from January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The implementing rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. On July 27, 2011, the State Administration of Taxation issued the Administrative Measures on Income Tax of Chinese-controlled Resident Enterprises Incorporated Overseas (Trial), or Circular 45, which became effective on September 1, 2011, to supplement the implementation of Circular 82 and other tax laws and regulations. Circular 45 clarifies certain issues related to resident status determination, post determination administration and competent tax authorities. Although Circular 82 and Circular 45 apply only to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in such circulars may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, or by PRC or foreign individuals. Accordingly, we may be considered a “resident enterprise” and may therefore be subject to the enterprise income tax at 25% on our worldwide income, which may increase our tax burden in the future. If we are treated as a PRC “resident enterprise,” although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries should qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the State Administration of Taxation, which enforces the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to offshore companies controlled by individuals and/or foreign enterprises that are treated as resident enterprises for PRC enterprise income tax purposes and also because the dividends of our PRC subsidiaries are paid to our Hong Kong subsidiary in the first instance.

In addition, it is uncertain whether, if we were considered a PRC “resident enterprise,” any dividends to be distributed by us to our non-PRC enterprise shareholders and ADS holders would be subject to a 10% PRC withholding tax and whether any sale of our shares or ADSs would be subject to a 10% PRC tax. If we are required under the EIT Law to withhold such withholding tax with respect to dividends, or if sales of our shares or ADSs would be subject to PRC tax, your investment in our ADSs or ordinary shares may be materially and adversely affected.

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

The EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiary and we may not able to obtain certain treaty benefits under the relevant tax treaty.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as Shishi Zuoan, our PRC subsidiary, were exempt from PRC withholding tax. Under the EIT Law, starting from 2008, dividends paid by a PRC foreign-invested enterprise to its immediate parent company outside the PRC are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to a special tax arrangement between Hong Kong and China, such rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise. In October 2009, the State Administration of Taxation further issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Agreements, or Circular 601, and certain other related rules. According to Circular 601, non-resident enterprises that cannot provide valid documents evidencing their beneficial ownership may not be approved to enjoy tax treaty benefits. For this purpose, the term “beneficial owners” refers to individuals, enterprises or other organizations which are normally engaged in substantive operations. These rules provide that a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, is not a “beneficial owner.” As a result, although Shishi Zuoan is currently wholly owned by our Hong Kong subsidiary, any dividends paid by Shishi Zuoan to our Hong Kong subsidiary might not qualify for the preferential withholding tax rate of 5% under the tax treaty and might be subject to withholding tax at a rate of 10% if our Hong Kong subsidiary does not qualify as a beneficial owner of Shishi Zuoan.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the EIT Law, the Ministry of Finance and the State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We acquired Shishi Zuoan in September 2008 as part of our restructuring to establish a holding company structure. Although we currently have no plans to pursue new acquisitions in China or elsewhere in the world, we cannot assure you that we will not pursue acquisitions in the future that may involve complex corporate structures. If we are considered a “non-resident enterprise” under the EIT Law and if the PRC tax authorities make adjustments under Circular 59 or Circular 698, our income tax costs associated with such potential acquisitions will be increased.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law established more restrictions and increased costs for employers to dismiss employees under certain circumstances, including specific provisions relating to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. Under the Labor Contract Law, unless otherwise provided by law, an employer is obligated to sign a labor contract with a non-fixed term with an employee, if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, or if the employee has worked for the employer for 10 consecutive years. Severance pay is required if a labor contract expires and is not renewed because of the employer’s refusal to renew or seeking to renew with less favorable terms. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation of five to 15 days, depending on the employee’s number of years of employment. Employees who waive such vacation at the request of employers are entitled to compensation that equals to three times their regular daily salary for each waived vacation day. As a result of these new labor protection measures, our labor costs and those of our third-party contract manufacturers are expected to increase, which may adversely affect our business and our results of operations. It is also possible that the PRC government may enact additional labor-related legislations in the future, which would further increase our labor costs and affect our operations and those of our third-party contract manufacturers.

Any recurrence of severe acute respiratory syndrome, or SARS, pandemic avian influenza or an increase in the severity of H1N1 influenza or any other widespread public health problem could adversely affect our business and results of operations.

Our business could be adversely affected by the effects of SARS, pandemic avian flu, H1N1 influenza or other epidemics or outbreaks. China reported a number of cases of SARS in 2004. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases. Since 2009, China and other countries and regions have reported several occurrences of H1N1 influenza. Any prolonged recurrence of SARS, avian flu, H1N1 influenza or any other adverse public health developments in China may have a material adverse effect on our business operations, because such incidents could result in quarantines or closures of our offices, manufacturing facilities and retail outlets, travel and transportation restrictions, import and export restrictions and a general slowdown in China’s economy. In addition, the World Health Organization and the PRC government may recommend or impose other measures that could cause significant interruption to our business operations. Any of the foregoing events or other unforeseen consequences of public health problems could materially adversely affect our business, financial condition and results of operations.

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, the securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to increasing volatility in the global stock markets, such as the significant decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

Although publicly traded, the trading market in our ADSs has been substantially less liquid than the average stock quoted on the New York Stock Exchange, and this low trading volume may adversely affect the price of our ADSs.

Although our ADSs are traded on the New York Stock Exchange, the trading volume of our ADSs has generally been very low. Investor interest in us may not be as strong as in U.S. companies because we may not be adequately covered by securities research analyst reports as a PRC-based company. The lack of coverage could negatively impact investor interest and the level of trading in our ADSs. Reported average daily trading volume in our ADSs was approximately 16.1 ADSs for the three months ended March 31, 2012 compared to approximately 94.9 ADSs for three months ended March 31, 2011. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for you to buy or sell your ADSs at a price that is attractive to you.

Your interest in our ADSs will be diluted as a result of our 2010 Equity Incentive Plan or other stock option grants.

In December 2010, we established the 2010 Equity Incentive Plan to help us recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3% of our issued share capital immediately, assuming full exercise of all awards that may be granted under the plan. For a description of this plan, see “Item 6.D. Employees — Share-Based Compensation Plans.” We have granted 553,613 restricted shares to Mr. Chi Hon Tsang, our chief financial officer. The issuance of such restricted shares or the exercise of options granted under the 2010 Equity Incentive Plan would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year.

In general, a non-U.S. corporation will be considered a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Because our PFIC status for any taxable year will depend on the composition of our income and assets and the market value of our assets from time to time (which may be determined in part by reference to the market value of our ADSs, which is volatile), there can be no assurance that we will not be a PFIC for the current or any other taxable year. We currently hold a significant amount of cash and our PFIC status for any taxable year may also depend on our ability to utilize the cash in our business. If we were a PFIC for any taxable year during which a U.S. person owned our ordinary shares or ADSs, such U.S. person may be subject to certain adverse U.S. federal income tax consequences. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Mr. James Hong, our founder, beneficially holds a majority interest in our company and has significant influence over our management and his interests may not be aligned with our interests or the interests of our other shareholders.

Currently, our founder, Mr. James Hong, who is also our chairman and chief executive officer, beneficially owns 56.0% of our outstanding ordinary shares on an as-converted basis. See “Item 7.A. Major Shareholders.” The interests of this shareholder may conflict with the interests of our other shareholders. Our founder has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote. Under certain circumstances, you may be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us.

Except as described in this annual report on Form 20-F and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. If we ask for your instructions and notify the depositary of such request at least 21 business days in advance of the meeting date, the depositary will notify you of the upcoming vote and arrange to deliver to you our voting materials, which will contain, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given, or deemed given if no instructions are received by the depositary from you on or before the date established by the depositary for such purpose, to the depositary to give a discretionary proxy to a person designated by us. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition from ADS holders (as determined by us or the depositary) exists against the outcome for which the person designated by us would otherwise vote, or the matter materially and adversely affects the rights of holders of the ordinary shares.

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

4.B. Business Overview

We are a leading design driven fashion casual menswear company in China. Our products are designed in-house and sold under our Zuoan brand, which means “left bank” in Chinese, referring to the Left Bank district of Paris and embodying our design philosophy of “fashionable elegance.” We offer a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.

Our design team is led by Mr. James Jinshan Hong, or Mr. James Hong, our chairman and chief executive officer. Mr. James Hong is recognized as one of China’s top designers with more than 15 years of industry experience. Our marketing strategy focuses on promoting an overall brand image that embodies a lifestyle of “fashionable elegance,” rather than individual products. Unlike many of our competitors, we do not rely on large-scale, blanket television advertising, but instead adopt a targeted multichannel marketing strategy through our sponsorship of selective public events and activities, participation in major fashion shows and exhibitions and national advertising through television, internet, billboards, magazines and newspapers.

We outsource the production of most of our products to selected contract manufacturers. For our most exclusive and fashion-forward products, we produce them in our own secure production facility in Jinjiang City, Fujian Province to retain maximum control over quality and prevent unauthorized disclosure of our new collection before its scheduled release.

We sell our products through an extensive distribution network covering 29 of China’s 32 provinces and centrally administered municipalities, as well as through our direct stores and directly operated flagship stores. Our products are primarily sold to customers through retail stores operated by our distributors and their sub-distributors.

To further promote our brand awareness and improve the performance of Zuoan retail stores, we have adopted a strategy of opening flagship stores, both distributor-operated and directly operated, at prime locations in major cities in China from early 2010. These flagship stores are significantly larger than most of our existing stores and offer the complete line of our collections. Our distributors have opened 32 flagship stores in 15 provinces. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. As of December 31, 2011, we had 23 directly operated flagship stores across China.

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

Products

We focus on the design and distribution of fashion menswear, including apparel and accessories. Our apparel products include blazers, jackets, sweaters, shirts, T-shirts, leather jackets, down jackets, pants and jeans. Accessories include shoes, bags, ties, belts, socks and scarves. Most of our products are designed to appeal to urban males between the ages of 20 and 40 with moderate-to-high disposable incomes. In 2011, the suggested retail prices of our products ranged from RMB199 to RMB4,989 for our apparel products and RMB12 to RMB1,258 for our accessory products.

Our products feature innovative and stylish design, as well as quality fabrics and materials. Since 2002, we have launched two collections of new products each year with a different theme to highlight the current trends in menswear for the season. We also devote substantial resources to the development and application of new materials and fabrics which we believe will bring our customers a unique experience and create new market opportunities. For example, we launched a series of organic cotton jeans and clothes made of recycled paper in 2010.

Sales

General

We sell the substantial majority of our products to our distributors who in turn sell them to retail customers through Zuoan branded retail stores operated by our distributors or their sub-distributors. We believe that our distribution business model which depends primarily on wholesale distributors is commonly adopted by brand owners in China. By selling directly to our distributors, we can recognize revenues upon delivery to our distributors and delegate the distribution responsibilities to our distributors and, through them, to sub-distributors. This allows us to distribute our Zuoan merchandise to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub-distributors. This also minimizes our inventory and sales risks while allowing us to allocate our resources to our core competitive strengths of design, brand management and product development. We believe that our cooperation with distributors has enabled us to expand our business and accelerate our sales growth at much lower costs and operational risk and achieve brand recognition throughout China. Over the years, we have established a nationwide distribution network covering 29 of China’s 32 provinces and centrally administered municipalities as of December 31, 2011.

The following diagram illustrates the relationship among our company, distributors and sub-distributors, retail stores and end-consumers as of December 31, 2011:

Our Distributors

Network of Distributor-Operated Retail Stores

As of December 31, 2011, we had 13 distributors who operated 1,244 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in street-side or commercial centers, including department stores or shopping malls, in their cities. We appointed three new distributors in January 2011 in order to diversify our distributor base and reduce our reliance on current distributors. The average floor area of Zuoan retail stores was approximately 73 square meters as of December 31, 2011. We do not have any ownership in, or contractual relationship with, these retail stores, but in the distribution agreements, we require distributors and their sub-distributors to sell only Zuoan products in these retail stores. Distributors are responsible for selecting and ordering products from us and overseeing the sales in the retail stores operated by them and their sub-distributors. The number of Zuoan retail stores has grown significantly in recent years from 1,000 as of December 31, 2009 to 1,101 and 1,270 as of December 31, 2010 and 2011, respectively, with the aggregate floor area increasing from 66,539 square meters as of December 31, 2009 to 76,235 square meters and 95,998 square meters as of December 31, 2010 and 2011, respectively. In 2009, 2010 and 2011, sales to distributors accounted for 97.2%, 95.1% and 94.8% of our revenues, respectively.

The following table lists by region the number of Zuoan retail stores operated by distributors and sub-distributors as of the dates indicated:

	As of December 31,
	2009		2010		2011
	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors
Anhui	—	4	—	9	—	13
Beijing	21	15	21	15	27	9
Chongqing	16	8	16	8	23	17
Fujian	—	25	—	28	—	45
Gansu	—	2	—	4	—	6
Guangdong	—	2	—	2	2	6
Guangxi	—	—	—	1	—	5
Guizhou	19	15	19	17	21	19
Heilongjiang	—	34	—	34	—	34
Hebei	—	30	—	31	—	40
Henan	9	23	10	30	13	34
Hubei	17	59	17	62	17	65
Hunan	23	89	24	97	31	107
Inner Mongolia	—	21	—	21	1	21
Jiangsu	18	91	18	96	22	109
Jiangxi	—	2	—	9	9	1
Jilin	—	37	1	41	—	40
Liaoning	22	78	25	83	25	85
Qinghai	—	—	—	—	—	2
Shaanxi	—	17	—	22	—	30
Shandong	—	74	—	79	17	74
Shanxi	—	10	—	15	—	27
Sichuan	—	98	—	106	24	90
Tianjin	—	1	—	1	—	4
Tibet	—	7	—	7	—	7
Xinjiang	14	13	14	18	15	23
Yunnan	—	—	—	2	—	6
Zhejiang	11	53	11	56	17	61
Subtotal	170	808	176	894	264	980
Total		978		1,070		1,244

To further promote our brand image and improve the performance of Zuoan retail stores, since early 2010 we have begun to encourage distributors to open flagship stores at prime locations in major cities in China. These flagship stores are significantly larger than most of the existing retail stores and direct stores and offer the complete line of our collections. Our distributors have opened 32 flagship stores in 15 provinces as of December 31, 2011. We plan to continue the opening of flagship stores either through distributors or through our own investments and significantly expand our network of flagship stores in the future.

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

•                  Distributor Pricing. Distributors agree to order our products at a discount from our suggested retail prices. The applicable discount rate is typically determined at sales fairs where we collect orders from the distributors. Historically, we set the discount rate at 65% off of our suggested retail prices and have lowered such rate to 62% since the third quarter of 2011.

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

•                  Brand Promotion Allowance. Prior to 2010, as an incentive to promote our brand in order to facilitate the expansion of our sales network and enhance sales, distributors were entitled to a brand promotion allowance equal to 3% of the total purchase orders from us. Such allowance was terminated beginning in 2010 as we adopted a strategy to increase our spending on centralized nationwide marketing activities while continuing to encourage our distributors to pursue their own marketing initiatives in line with our guidelines. In the fourth quarter of 2011, as a result of warmer winter, we provided discretionary brand promotion allowance to our distributors for their marketing efforts to clear inventories for the 2011 Winter collection. In the future we will determine whether such brand promotion allowance is needed based on market conditions and may enter into agreements on such brand promotion allowance.

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

Direct Stores and Directly Operated Flagship Stores

We started establishing direct stores in April 2009. These stores are all located in department stores or shopping malls, where we typically pay a certain percentage of the revenue that our direct stores achieve in any given period as our rental payment. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. As of December 31, 2011, we had 23 directly operated flagship stores in 12 provinces in China. These stores are all located in prime shopping areas in major cities in China, typically with lease terms of two to three years. These flagship stores are significantly larger than most of our existing stores and offer the complete line of our collections. We believe our directly operated flagship stores not only generate higher gross margins but also enable us to better promote our “Zuoan” brand. As of December 31, 2011, we had three direct stores in Shanghai which we opened in 2011 as we were unable to locate suitable locations for directly operated flagship stores. See “Item 3.D. — Risk factors — Risks Related to Our Business — We may fail to secure space for our directly operated flagship stores on commercially reasonable terms.” We typically enter into concession agreements to obtain retail space in department stores and shopping malls for our direct stores. Most of these agreements have a term of one year and are renewable upon mutual consent.

Collection of Orders and Distributor Pricing

We collect orders from our distributors primarily at our large sales fairs three times a year. We have a private viewing to showcase our new product collections for our distributors in advance of these sales fairs, at which distributors can preview and evaluate our new product collections. The private viewings are also a good platform for us to exchange information with our distributors about the current and future trends in the menswear market in China, as well as the theme of our new collections. We then organize sales fairs for our distributors, sub-distributors and direct store managers, and collect their orders from the distributors or our direct store managers. Our sales fairs are generally held in spring for our fall/winter collections, and fall for our spring/summer collections. We collect most of our orders from these two large sales fairs. We also hold two small sales fairs in summer and winter to enable our distributors sub-distributors and direct stores to add to their orders for the subsequent winter and summer season, respectively. Historically, approximately 95% of the total purchase orders for our products are placed at these sales fairs. We sell products to our distributors at a discount from our suggested retail prices, which was set at 65% historically and has been lowered to 62% off of the suggested retail prices since the third quarter of 2011. We grant a uniform discount rate to all distributors for any purchases made, regardless of the size of their orders. We believe that the orders coming from sales fairs allow us to efficiently utilize our production facilities and contract manufacturers, respond quickly to market demand and manage our inventory more efficiently.

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

In 2011, the suggested retail prices of our products ranged from RMB199 to RMB4,989 for our apparel products and RMB12 to RMB1,258 for our accessory products.

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

As of December 31, 2011, our design and product development team comprised 40 members. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. In a typical season, we design and make 1,200 to 1,500 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 500 to 750 designs for mass production. Final design of all of our products will be approved by our product development committee.

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

Purchases from our contract manufacturers accounted for 91.6%, 93.4% and 94.4%, respectively, of our total cost of sales in 2009, 2010 and 2011. Purchases from our largest contract manufacturer accounted for 10.1%, 12.6% and 10.0%, respectively, of our total cost of sales for the same periods.

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

The raw materials that we use to produce our products include fabrics (including cotton, denim and synthetic materials) and fasteners (including zips, buttons and buckles), which are sourced from various suppliers mainly located in Fujian and Guangdong provinces. Our procurement department is responsible for, among other things, selecting raw material suppliers based on criteria such as the quality of raw materials supplied, the length of their business relationship with us, pricing, reliability and track record as well as the ability to meet required delivery schedules. We have a pool of approximately 30 raw material suppliers from whom we procure raw materials for our in-house production.

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

Sponsorships

From time to time, we selectively sponsor events to promote the recognition and public image of our Zuoan brand. For example, we sponsored tailored menswear for the Ferrari Car Owners’ Gathering in Beijing in April 2008 and the 2008 Beijing Borui Lexus Golf Competition. We also initiated and sponsored the “Save Our Planet, China’s Contribution” campaign in Copenhagen, Denmark in 2009 to help promote the concept of environment protection. In 2011 we cooperated with Beijing Nesound International Media Limited to sponsor a 30-episode high-end drama called “Hua Li Yi Zu” featuring a renowned cast from both China and Taiwan. This new program is scheduled to be broadcast nationwide on Hunan TV, an innovative entertainment channel in China, in the second quarter of 2012. As part of our sponsorship, we provide our apparel for the male actors to wear in the television series. We showcase our brand name in various episodes and also have the opportunity to develop several set scenes that will depict our fashionable style and socially responsible design concept.

Management of Promotional and Marketing Activities of Our Distributors

Our internal marketing team is responsible only for our national promotional activities as mentioned above and we depend on our distributors and sub-distributors to conduct regional and local promotions and marketing activities in areas where their sales networks are located. These regional and local promotional activities include advertisements through local television, radio, newspapers and magazine, as well as small fashion shows. We encourage our distributors’ advertising efforts by providing them with ready-to-use promotional and marketing materials and assisting them to develop marketing strategies. Prior to 2010, we also provided our distributors a brand promotion allowance equal to 3% of their total purchases. Such allowance was terminated beginning in 2010 as we adopted a strategy to increase our spending on centralized nationwide marketing activities while continuing to encourage our distributors to pursue their own marketing initiatives in line with our guidelines. In fourth quarter of 2011 we provided discretionary brand promotion allowance to our distributors for marketing efforts to clear inventories for the 2011 Winter collection as a result of warmer winter. Through our overall supervision of, and our support to, the regional promotional and marketing activities by our distributors, we aim to present to our retail customers across China a consistent brand image. In 2009, 2010 and 2011, the brand promotion allowance that we provided to our distributors were RMB13.3 million, nil and RMB9.4 million, respectively. To ensure a consistent store image, we also provide fixtures and fittings such as goods shelves, mannequins and hangers at our cost before our distributors open a new store, and from January 2010, we agreed to reimburse part of the renovation expenses in the amount of RMB3,000 per square meter for new stores opened by most of our distributors. As of December 31, 2011, we incurred expenses relating to such reimbursement in the amount of RMB67.9 million (US$10.8 million).

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

Quality Control

The quality of our Zuoan products is critical to our business and our brand and is key to our continued growth and success. As such, we place great emphasis on quality assurance and have an established quality control system. We obtained the ISO 9001: 2000 certification for our design, production, sales and service processes for jackets with a term of three years commencing from July 2008. This certification is evidence that our quality control management system meets international standards. As of December 31, 2011, we had a team of 17 staff members in our quality assurance department which is responsible for the quality control of our products. Most of our quality assurance personnel are based in our production facility in Jinjiang and the design and product development centers in Zhongshan and Shanghai, while the remaining staff are located at our contract manufacturers’ production facilities.

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

Competition

We operate in a highly competitive industry. We compete intensively with various domestic brands with similar business models and target markets. We also compete with a growing number of international brands trying to expand their market share in China to take advantage of rising consumer spending on fashion casual menswear. International brands traditionally dominate the high-end market, but domestic brands have advantages in price and distribution and are increasingly competitive in the mid-to high-end markets. In addition, certain business formal menswear brands have been seeking to expand into fashion casual menswear market and if they are successful, it may intensify the competition in the fashion casual menswear market that we engage in. Our major competitors include, among others, international brands such as Jack & Jones, and local brands such as Mark Fairwhale and Jeep.

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

We have registered 23 trademarks and logos relating to our business, including , , , and . Our main website is located at www.zuoancn.com, our registered domain name.

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

Insurance

We maintain insurance coverage for our raw materials and inventory. However, our insurance policies covering equipment expired in November 2011 and we had not renewed these policies as of the date of this annual report on Form 20-F. In addition, we do not have insurance coverage on interior decoration as such insurance is currently unavailable in China. Furthermore, as is typical in China, we do not maintain product liability insurance, business interruption insurance or third-party liability insurance against claims for property damage, personal injury and environmental liabilities.

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

Regulations

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Product Quality

The principal legal provisions governing product liability are set forth in the PRC Product Quality Law, which was promulgated in February 1993 by the SCNPC and amended in July 2000.

The PRC Product Quality Law stipulates the responsibilities and obligations of product sellers and producers. Violations of the PRC Product Quality Law may result in the imposition of fines. In addition, the seller or producer may be ordered to suspend its operations, and its business license may be revoked. There may also be criminal liability in serious cases.

According to the PRC Product Quality Law, consumers or other victims who suffer injury or property losses due to product defects may demand compensation from the manufacturer as well as the seller. After compensating the consumer, the seller may recover the corresponding amount from the manufacturer if the manufacturer is responsible for the product defects, and vice versa.

Regulations on Consumer Protection

The principal legal provisions for the protection of consumer interests are set forth in the Law of the PRC on Protection of Consumer Rights and Interests, or the Consumer Protection Law, which was promulgated in October 1993 and became effective in January 1994. The Consumer Protection Law sets forth standards of behavior that businesses must observe in their dealings with consumers.

Violations of the Consumer Protection Law may result in the imposition of fines. In addition, the violating entity may be ordered to suspend its operations, and its business license may be revoked. There may also be criminal liability in serious cases.

According to the Consumer Protection Law, if the legal rights and interests of a consumer are injured during the purchase or use of goods, the consumer may seek compensation from the seller. If the manufacturer or an upstream distributor is responsible, after compensating the consumer, the seller may recover the corresponding amount from the manufacturer or the upstream distributor. Consumers or other persons who suffer personal injury or property damages due to defects in products may seek compensation from the manufacturer as well as the seller. After compensating the consumer, the seller may recover the corresponding amount from the manufacturer if the manufacturer is responsible for the product defects, and vice versa.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained and prior registration with SAFE is made. Violation of the Foreign Exchange Regulations will result in penalties including fines, confiscation of illegal gains and revocation of business license. It may also lead to criminal liabilities.

On August 29, 2008, SAFE promulgated the Notice on Perfecting Practices Concerning Foreign Exchange Settlement Regarding the Capital Contribution by Foreign-invested Enterprises, or Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi and converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments in China. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in Renminbi and converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not be used to repay unused RMB loans. Violations of Circular 142 will result in severe penalties, such as confiscation of illegal gains and additional fines up to the amount of such illegal gains.

Regulations on Offshore Financing

SAFE has promulgated regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies owned by such PRC residents, referred to in the notice as an “offshore special purpose vehicle.” SAFE has further issued a series of implementation guidance, including the most recent Notice of SAFE on Printing and Distributing the Rules for the Implementation of the Operating Procedure of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which has come into effect as of July 1, 2011. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles. These regulations may apply to our shareholders who are PRC residents or have PRC residents as their ultimate owners and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to October 2005, direct or indirect investments in offshore special purpose vehicles are required to register those investments. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. Moreover, any subsidiary of such offshore special purpose company in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any shareholder who is considered as a PRC resident by SAFE fails to make the required registration or to update the previously filed registration, the subsidiary of such offshore special purpose company in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the offshore special purpose company, and the offshore special purpose company may also be prohibited from making additional capital contribution into its subsidiary in China. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations on Employee Stock Option Plans

On December 25, 2006, PBOC promulgated the Administrative Measures for Individual Foreign Exchange. On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, which, among other things, specify approval requirements for a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. According to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants.

We and our PRC citizen employees who have been granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and other legal or administrative sanctions.” In addition, the SAT has issued circulars concerning employee share options under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on Merger and Acquisition

On August 8, 2006, six PRC regulatory agencies, namely the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, as amended on June 22, 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise.

In August 2011, the MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rule, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011. The MOFCOM Security Review Rules further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our business falls into the scope subject to the security review. As these circulars and rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the MOFCOM will apply these national security review-related circulars and rules to the acquisition of equity interest in our PRC subsidiaries.

Regulations on Taxation

Value-Added Tax

Pursuant to the PRC Value-Added Tax Provisional Regulations, promulgated by the State Council on December 13, 1993, as amended on November 5, 2008 (effective on January 1, 2009), and the Detailed Rules for the Implementation of the PRC Interim Regulations on Value-Added Taxes, promulgated on December 25, 1993 and amended on December 15, 2008 (effective on January 1, 2009), all entities and individuals engaged in selling goods, providing repair and placement services or importing goods into the PRC are generally subject to a value-added tax, or VAT, at a rate of 17% (with the exception of certain goods subject to a rate of 13% or lower) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on goods or services purchased and utilized in the production of goods or provision of services that have generated the gross sales proceeds.

Enterprise Income Tax

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the PRC Enterprise Income Tax Law, or the EIT Law. On December 6, 2007, the State Council promulgated the Implementation Regulations to the PRC Enterprise Income Tax Law, or the EIT Law Implementation Regulations. Both the EIT Law and the EIT Law Implementation Regulations became effective on January 1, 2008. Under the EIT Law and the EIT Law Implementation Regulations, foreign-invested enterprises, or FIEs, and domestic companies are subject to a uniform income tax rate of 25% unless otherwise specified. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities.

Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years of the effective date of the EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term under the relevant tax law and regulations prior to promulgation of the EIT Law may continue to enjoy such treatment until the fixed term expires.

In accordance with the relevant laws and regulations in China prior to the EIT Law, our wholly owned PRC subsidiary, Shishi Zuoan, was entitled to tax incentives as an FIE. It was exempted from the PRC enterprise income tax for the years ended December 31, 2002 and 2003, a period of two years from its first profit-making year, and was subject to the PRC enterprise income tax at a 50% reduction for the years ended December 31, 2004, 2005 and 2006. The applicable tax rate for the year ended December 31, 2007 was 27% after the expiry of the tax incentives. In accordance with the EIT Law, the tax rate applicable to Shishi Zuoan was 25% from January 1, 2008. Shishi Zuoan currently does not qualify for any tax exemption, reduction or other preferential tax treatments.

Under the EIT Law and the EIT Law Implementation Regulations, dividends payable to foreign enterprise investors are subject to PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding tax rate. The immediate holding company of our PRC subsidiary Shishi Zuoan is Champion Goal Holdings Limited, or Champion Goal, a company incorporated in Hong Kong. Pursuant to a bilateral arrangement between Hong Kong and China, dividends paid to us by Shishi Zuoan through Champion Goal may be subject to 5% withholding tax, subject to approvals by competent PRC tax authorities.

In October 2009, the SAT further issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Agreements, or Circular 601, and certain other related rules. According to Circular 601, non-resident enterprises that cannot provide valid documents evidencing their beneficial ownership may not be approved to enjoy tax treaty benefits. For this purpose, the term “beneficial owners” refers to individuals, enterprises or other organizations which are normally engaged in substantive operations. These rules provide that a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, is not a “beneficial owner.” As a result, although Shishi Zuoan is currently wholly owned by our Hong Kong subsidiary, any dividends paid by Shishi Zuoan to our Hong Kong subsidiary might not qualify for the preferential withholding tax rate of 5% under the tax treaty and might be subject to withholding tax at a rate of 10% if our Hong Kong subsidiary does not qualify as a beneficial owner of Shishi Zuoan.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC tax resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Law Implementation Regulations define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and properties of an enterprise.

The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include the presence in China of the following locations: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence.

Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of all offshore enterprises. Nevertheless, there are currently no detailed rules or precedents governing the procedures and specific criteria for determining whether a given entity constitutes a “de facto management body.” Therefore, it is unclear whether the PRC tax authorities would classify us as a PRC resident enterprise. Because substantially all of our operations and senior management are located in China, we may be considered a PRC resident enterprise for enterprise income tax purposes, in which case we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. In such circumstances, however, dividend income received by us from our PRC subsidiaries may be exempt from PRC withholding tax, since such income should be exempted under the EIT Law for a PRC resident enterprise recipient.

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries and affiliates as of December 31, 2011:

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

Our 23 directly operated flagship stores are operated through leased prime commercial areas. A typical directly operated flagship store occupies an average area of 230 square meters. Our three direct stores in Shanghai are operated through leased retail spaces in department stores and shopping malls. A typical direct store occupies an average area of 115 square meters. We implement a standardized interior design at our direct stores across the country.

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

We sell our products through an extensive distribution network covering 29 of China’s 32 provinces and centrally administered municipalities, as well as through our direct stores. Our products are primarily sold to customers through retail stores operated by our distributors and their sub-distributors. As of December 31, 2011, we appointed 13 distributors which, directly or through their sub-distributors, operated 1,244 retail stores across China. All of the retail stores are operated under our Zuoan brand and are required to sell only our products. As part of our expansion strategy, in April 2009, we started building up our direct stores in selected cities where we already have an established presence and believe that there is potential for additional growth.

To further promote our brand awareness and improve the performance of Zuoan retail stores, we have adopted a strategy of opening flagship stores, both distributor-operated and directly operated, at prime locations in major cities in China from early 2010. These flagship stores are significantly larger than most of our existing stores and offer the complete line of our collections. Our distributors have opened 32 flagship stores in 15 provinces. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. As of December 31, 2011, we had 23 directly operated flagship stores across China.

Our business has grown rapidly in recent years. Our revenues increased from RMB693.1 million in 2009 to RMB872.1 million in 2010 and RMB1,230.9 million (US$195.6 million) in 2011, representing a CAGR of 33.3% from 2009 to 2011. Our profit after taxation increased from RMB153.9 million in 2009 to RMB183.0 million in 2010 and RMB255.7 million (US$40.6 million) in 2011, representing a CAGR of 28.9% from 2009 to 2011.

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

Our Relationship with Distributors

We rely heavily on third-party distributors and their sub-distributors to market and sell our products. Most of our branded products are distributed through a retail distribution network across 29 provinces and centrally administrated municipalities in China. As of December 31, 2011, this distribution network comprised 1,244 Zuoan retail stores operated by our 13 distributors and their sub-distributors, with sales to distributors accounting for 94.8% of our revenues. We appointed three new distributors in January 2011 in order to diversify our distributor base and reduce our reliance on current distributors. We intend to increase our sales by expanding our network of retail stores and will therefore rely to a large extent on our distributors and their sub-distributors for such expansion. We also depend to a large extent on our distributors to maintain a consistent brand image through the retail stores operated by them and their sub-distributors.

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

Expansion of Network of Flagship Stores

We intend to expand, either directly or through our distributors, our network of flagship stores with significantly larger store areas at prime commercial locations in major cities. We believe that flagship stores can help further promote our brand awareness, showcase our complete product collections, stimulate sales in Zuoan stores in nearby regions and improve our overall business performance. Opening directly operated flagship stores requires large upfront capital expenditures relating to property lease and renovation costs, as well as high working capital requirements to maintain sufficient inventories in these enlarged stores, which may adversely affect our liquidity and financial condition. Our net profit margin slightly decreased in 2011 due to the increase in lease expenses and other operating costs such as management fee, costs of renovation and fittings incurred by the new opening of directly operated flagship stores and salaries incurred by additional store employees.

In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. Such transfer has not significantly affected our overall gross profit margin in the short term due to the relatively small portion of our total revenues contributed by our direct store sales. However, the sale of inventory for our direct stores to our distributors in connection with such transfer has resulted in a slight increase in our trade receivables in the first quarter of 2011.

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

	For the Year Ended December 31,
	2009	2010	2011
Revenues (in thousands of RMB)
Sales to distributors	673,860	829,007	1,166,812
Direct store sales	19,229	43,078	64,069
Units sold (in thousands)	5,325	6,667	7,862
Average selling price (RMB per unit)	130	131	157
Unit cost (RMB per unit)	77	77	87

Our revenues have grown rapidly over the three-year period ended December 31, 2011, primarily driven by the increase of our sales volume. To a lesser extent, the increase of the average selling price and higher revenue generated from our directly operated flagship stores compared to direct stores also contributed to such growth.

Units sold to our distributors and in our direct stores increased by 25.2% and 17.9% in 2010 and 2011, respectively, compared to the units sold in 2009 and 2010, respectively, primarily driven by an increase of the number of and aggregate floor area of the stores as a result of the improvement and expansion of our sales network.

The average selling price for our products increased during the three-year period ended December 31, 2011, due in part to slight increase of our unit costs during the same periods as a result of an increase in raw material prices for both our in-house production and contract manufacturers’ production. Our average selling price increased slightly in 2010 from 2009, primarily due to the slightly increased cost for our apparel products. Our average selling price increased in 2011 from 2010, primarily due to (i) the increase in our suggested retail prices, resulting from the increased unit costs for our apparel products and (ii) the increase in wholesale prices to our distributors from 35% to 38% of the retail prices since the third quarter of 2011. Due to the annual seasonal pattern in our industry, the average selling price for our products in the first six months of a year is typically slightly lower than the annualized average selling price because our spring/summer collections generally are priced lower than our fall/winter collections due to the slightly lower costs of raw materials for our spring/summer collections.

The fluctuations of the unit cost in the periods presented in the table above in general reflected the fluctuations in raw material prices over the relevant periods.

Sales to Distributors

We sell substantially all of our products to third-party distributors and sub-distributors who then sell the products to end-consumers through Zuoan retail stores operated by them. We expect that sales to distributors will continue to constitute a substantial majority of our total revenues for the foreseeable future. We recognize these revenues when the risk or ownership of our products is transferred to the distributors, which is typically when our products are delivered to them. Our distributors are generally not allowed to return our products except where defective. We sell products to our distributors at a discount from our suggested retail prices, which was historically set at 65% and has been lowered to 62% off of the suggested retail prices since the third quarter of 2011. In determining the suggested retail prices of our products, we usually take into account, among other factors, the prevailing market conditions, cost of design, cost of raw materials and production, and prices set by competitors operating comparable domestic or international brands for similar products. Distributors must adopt, and are required to procure their sub-distributors to adopt, a uniform suggested retail price for each of our products across the market in China, provided, however, that individual distributors or sub-distributors may launch special offers with our prior consent. We generally allow distributors and sub-distributors to offer up to 15% discount for in-season products. We also generally give distributors and sub-distributors the discretion to set their own discounted prices to promote sales of out-of-season products. As of December 31, 2011, there were a total of 1,244 Zuoan retail stores operated by 13 distributors and 386 sub-distributors.

Revenues generated from sales to distributors are primarily driven by:

•                  the aggregate number of the retail stores operated by our distributors and sub-distributors under our brand;

•                  the aggregate floor area of the retail stores operated by our distributors and sub-distributors under our brand;

•                  the sales volume achieved by the retail stores operated by our distributors and sub-distributors under our brand; and

•                  the increase in wholesale prices to our distributors from 35% to 38% of the retail prices since the third quarter of 2011.

Future growth of revenues generated from our sales to distributors will depend significantly upon our ability to expand Zuoan retail stores into new locations in China and further increase same store sales. We have coordinated with our distributors to renovate up to 150 of their stores each year at our cost. We expect to incur over RMB36 million (US$5.7 million) in expenses each year over the next three years in connection with the completion of the renovation and improvements of these retail stores. We intend to fund this planned expansion in part from the proceeds of our initial public offering.

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

Contract Manufacturing Costs

Contract manufacturing costs comprise fees paid to contract manufacturers for the production of finished apparel and accessories purchased by us. We outsource the production of most of our products to third-party contract manufacturers. We anticipate that our contract manufacturing costs will increase as sales volume increases and as we shift to more contract manufacturing. Our contract manufacturing costs are dependent on the volume and the product mix of the products ordered. We are able to manage our contract manufacturing costs by maintaining relations with multiple contract manufacturers. In addition, we typically order in large volumes from our contract manufacturers to obtain volume-based discounts. We anticipate that our contract manufacturers’ costs may increase in 2012 due to the general increase in labor costs and raw material costs in China, which may be passed on to us by the contract manufacturers. However, we believe that we will be able to offset the negative impact of such increase by passing the increased costs on to our customers, as we have done in the past. In addition, as our sales are expected to grow, we expect to be able to negotiate more favorable prices with our contract manufacturers as we increase the volume of our purchases.

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

Provision for Slow-moving Inventory

We make provisions for slow-moving inventory for any products that remain unsold after their respective sale seasons. We typically produce approximately 5% more products than orders we received during sales fairs in order to meet any unscheduled demands. We have not made any provisions for slow-moving inventory in 2009, 2010 and 2011.

We subsequently disposed of those inventories at cost and realized utilization of provision for slow-moving inventory upon disposal in 2009.

Other Income

Other income comprises mainly interest income from bank balances for the years ended December 31, 2009, 2010 and 2011. In addition, our other income was substantially higher in 2008, primarily due to our receipt of a one-time payment of RMB1.4 million from Fujian Aidu Garment Manufacturing Co., Ltd. or Fujian Aidu, in July 2008 as compensation for the termination of the agreement relating to the purchase of our production facility in Jinjiang, Fujian Province.

Operating Expenses

Operating expenses comprise selling and distribution expenses and administrative expenses.

Selling and Distribution Expenses

Selling and distribution expenses comprise compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibition and fashion fair expenses, advertising and marketing promotion expenses, reimbursement to distributors for regional advertisements and the cost of renovation and fittings such as shelving, mannequins and hangers for Zuoan retail stores and expenses relating to our direct stores such as rental expenses, administrative expenses, management fees, costs of renovation, costs of fixtures and fittings, staff salaries, utilities expenses and transportation charges.

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

Critical Accounting Policies and Estimates

Critical accounting policies are defined as those that involve significant judgment and uncertainty and that could potentially result in materially different results under different assumptions and conditions. We prepare financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods reported. Our principal accounting policies and information about critical estimates are set forth in Notes 3 and 28 to our audited consolidated financial statements. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations of the future changes based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Net Realizable Value of Inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical expense of selling products of a similar nature. Changes in selling price could be significant as a result of increasing or decreasing competition. Additionally, changes in fashion and other competitive challenges could impact our estimates. Historically, we have experienced limited obsolescence and therefore, our estimated provisions have been limited. No allowances for inventory obsolescence were recorded in our financial statements as of December 31, 2009, 2010 and 2011, respectively.

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

Share-Based Compensation

In December 2010, we established the 2010 Equity Incentive Plan to help us recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3% of our issued share capital, assuming full exercise of all awards that may be granted under the plan. We have granted 553,613 restricted shares to Mr. Chi Hon Tsang, our chief financial officer, under the 2010 Equity Incentive Plan.

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

Such right will vest in installments over a period of three years commencing from the completion of our initial public offering, contingent upon Mr. Wang’s continued employment with our company. The first installment, equal to one-sixth of the aggregate purchase shares, vested six months after the completion of our initial public offering, and the second installment, equal to one-sixth of the aggregate purchase shares, vested one year after the completion of our initial public offering. The remaining purchase shares will vest pro rata each month thereafter over a period of two years. Mr. Wang purchased in total 1,107,226 ordinary shares of our Company from Fame Brilliant at the price of US$1.4875 per share in August 2011 and February 2012.

We have recognized and will continue to recognize share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan and the share purchase agreement between Fame Brilliant and Mr. Wang in our statements of comprehensive income based on the fair value of the equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service to us in exchange for the equity award.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2009	2010	2011
	% of Total Revenues	% of Total Revenues	% of Total Revenues
Revenues:
Sales to distributors	97.2	95.1	94.8
Direct store sales	2.8	4.9	5.2
Total revenues	100.0	100.0	100.0
Cost of sales	(59.3)	(59.1)	(55.8)
Gross profit	40.7	40.9	44.2
Other income	0.1	0.1	0.2
Selling and distribution expenses	(7.7)	(7.1)	(11.1)
Administrative expenses	(3.2)	(4.3)	(4.6)
Finance costs	(0.1)	(0.1)	(0.3)
Profit before taxation	29.8	28.7	28.3
Income tax expense	(7.6)	(7.7)	(7.6)
Profit after taxation	22.2	21.0	20.8

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Total revenues increased by 41.1% from RMB872.1 million in 2010 to RMB1,230.9 million (US$195.6 million) in 2011.

•                  Sales to Distributors.  Sales to distributors increased by 40.7% from RMB829.0 million in 2010 to RMB1,166.8 million (US$185.4 million) in 2011. This growth was primarily driven by increased sales volume to distributors, which rose by 19.7% from 6.4 million units in 2010 to 7.7 million units in 2011, as well as an increase in the wholesale price to our distributors from 35% to 38% of the retail prices since the third quarter of 2011. The increase in sales volume was primarily driven by the expansion of our sales network as a result of the increase in the number and aggregate floor area of Zuoan retail stores. The number of Zuoan retail stores increased by 16.3% from 1,070 as of December 31, 2010 to 1,244 as of December 31, 2011, with aggregate floor area increasing from 73,723 square meters to 90,370 square meters.

•                  Direct Store Sales.  We started operating our direct stores in April 2009. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. We opened three direct stores in 2011 due to failure to obtain suitable locations for our directly operated flagship stores. There were three direct stores and 23 directly operated flagship stores with aggregate floor area of 5,628 square meters as of December 31, 2011, compared to 31 direct stores with aggregate floor area of 2,512 square meters as of December 31, 2010. Direct store sales increased by 48.7% from RMB43.1 million in 2010 to RMB64.1 million (US$10.2 million) in 2011, primarily due to (i) the increase in the retail prices as a result of the increase in unit cost in 2011 and (ii) sales of more apparel products compared to accessories in the directly operated flagship stores compared to the direct stores, offset by the decrease in sales volume in direct stores and directly operated flagship stores by 32.5% from approximately 231,000 units in 2010 to approximately 156,000 units in 2011.

Cost of Sales. Cost of sales increased by 33.3% from RMB515.2 million in 2010 to RMB686.9 million (US$109.1 million) in 2011. Cost of sales as a percentage of our revenues decreased from 59.1% in 2010 to 55.8% in 2011.

•                  Contract Manufacturing Costs. Contract manufacturing costs increased by 34.7% from RMB481.4 million in 2010 to RMB648.6 million (US$103.1 million) in 2011. This increase was primarily due to the increased volume of purchases from contract manufacturers as a result of increased sales volume. As a percentage of total cost of sales, contract manufacturing costs increased slightly from 93.4% in 2010 to 94.4% in 2011.

•                  In-house Production Costs. In-house production costs increased by 13.3% from RMB33.8 million in 2010 to RMB38.3 million (US$6.1 million) in 2011. This increase was primarily due to the slight increase in our in-house production. As a percentage of total cost of sales, in-house production costs decreased from 6.6% in 2010 to 5.6% in 2011.

Gross Profit and Gross Profit Margin. As a result of the foregoing, gross profit increased by 52.4% from RMB356.9 million in 2010 to RMB544.0 million (US$86.4 million) in 2011. Gross profit margin increased from 40.9% to 44.2% during the same periods.

Other Income. Other income increased by 178.1% from approximately RMB868,000 in 2010 to approximately RMB2,414,000 (US$384,000) in 2011 primarily due to the increase in interest income from banks.

Selling and Distribution Expenses. Selling and distribution expenses increased by 122.3% from RMB61.5 million in 2010 to RMB136.7 million (US$21.7 million) in 2011. This increase was primarily due to (i) the increase in costs of renovation of our distributors’ existing retail stores and costs of fixtures and fittings of our distributors’ newly opened retail stores; (ii) the increase in direct stores expenses resulting from the opening of directly operated flagship stores; (iii) the increase in advertising and promotion expenses in China following our business expansion; and (iv) the design consultancy fees charged by the consulting agent who provided consultancy services to us in fall and winter of 2011. As a percentage of our revenues, selling and distribution expenses increased from 7.1% in 2010 to 11.1% in 2011.

Administrative Expenses. Administrative expenses increased by 51.4% from RMB37.4 million in 2010 to RMB56.6 million (US$9.0 million) in 2011. This increase was primarily due to (i) professional fees of RMB1.4 million (US$0.2 million) in connection with our listing on the New York Stock Exchange, (ii) equity-settled employee benefit costs of RMB7.8 million (US$1.2 million) related to our Equity Incentive Plan adopted in 2010, (iii) local education tax and city construction tax of RMB8.9 million (US$1.4 million) which have been mandatorily implemented since December 2010, (iv) increase in rental expenses of the new headquarter in Shanghai and (v) staff salaries of senior management after our listing on the New York Stock Exchange. Administrative expenses as a percentage of our revenues increased from 4.3% in 2010 to 4.6% in 2011.

Finance Costs. Finance costs decreased significantly from RMB8.6 million in 2010 to RMB4.2 million (US$0.7 million) in 2011. This decrease was primarily due to the decrease in the accrued interest on our convertible loans with a private investor amounting to RMB6.3 million which were converted into the ordinary shares of our company upon our initial public offering, offset by the increase in the interest-bearing bank borrowings for working capital purposes to fund our business expansion.

Income Tax Expense. Income tax expense increased by 38.5% from RMB67.3 million in 2010 to RMB93.2 million (US$14.8 million) in 2011. This increase was primarily due to increases in our revenue and pre-tax income. Our effective tax rate was 26.9% and 26.7% for 2010 and 2011, respectively.

Profit after Taxation. As a result of the foregoing, we had profit after taxation of RMB255.7 million (US$40.6 million) in 2011, representing an increase of 39.7% from profit after taxation of RMB183.0 million in 2010.

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

5.B. Liquidity and Capital Resources

Our primary cash requirements are to finance working capital requirements and capital expenditures, including the opening of new directly operated flagship stores, renovating our existing retail stores, establishing our new logistics center in Shishi and upgrading and expanding our existing production facilities. Historically, our principal sources of liquidity have been cash generated from our operating activities, sale of our ordinary shares and convertible loans through private placements and borrowings from the PRC commercial banks.

We had cash and cash equivalents, consisting of cash on hand and cash at bank of RMB367.7 million and RMB690.5 million (US$109.7 million) as of December 31, 2010 and 2011, respectively. We had bank facilities of

RMB67.9 million and RMB106.3 million (US$16.9 million) as of December 31, 2010 and 2011, respectively. As of December 31, 2011, we have unutilized bank facilities of RMB31.3 million (US$5.0 million). We had no material capital commitments as of December 31, 2011.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balance, the remaining funds available under our credit facilities and proceeds from our initial public offering.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)

Net cash from operating activities	41,272	165,479	75,983	12,072
Net cash from/(used in) investing activities	233	(489)	(15,759)	(2,504)
Net cash from financing activities	29,439	61,172	267,429	42,490
Net increase in cash and cash equivalents	70,944	226,162	327,653	52,059
Exchange difference	—	—	(4,927)	(783)
Cash and cash equivalents at beginning of the period	70,625	141,569	367,731	58,427
Cash and cash equivalents at end of the period	141,569	367,731	690,457	109,703

Operating Activities

Historically, we have financed our operating activities primarily through cash generated from operations and financing activities.

Net cash provided by operating activities was RMB76.0 million (US$12.1 million) in 2011. This was primarily attributable to (i) our profit before taxation of RMB361.9 million (US$57.5 million) and (ii) the increase in trade and other payables of RMB6.3 million (US$1.0 million) due to unpaid value-added tax for the fourth quarter of 2011 and accrual of professional fees, partially offset by (i) the increase in our trade and other receivables of RMB197.0 million (US$31.3 million) in connection with the delivered products for our 2011 fall/winter collection, and (ii) the increase of inventory of RMB3.7 million (US$0.6 million) due to the stocking of finished products for our direct stores and undelivered products for our 2011 fall/winter collection. We also paid an income tax in the amount of RMB88.7 million (US$14.1 million).

Net cash provided by operating activities was RMB165.5 million in 2010. This was primarily attributable to (i) our profit before taxation of RMB250.3 million and (ii) the increase in trade and other payables of RMB14.4 million due to unpaid value-added tax for the third quarter of 2010 and accrual of professional fees in connection with our initial public offering, partially offset by (i) the increase in our trade and other receivables of RMB34.4 million in connection with the delivered products for our 2010 fall/winter collection, the payments for which were not due before December 31, 2010, and (ii) the increase of inventory of RMB4.9 million due to the stocking of finished products for our direct stores and undelivered products for our 2010 fall/winter collection. We also paid an income tax in the amount of RMB61.4 million.

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

Investing Activities

Cash used in investing activities is primarily related to acquisition of property, equipment, motor vehicles and leasehold improvement for office and internal production use. Our cash generated from investing activities is primarily related to bank interests. We experienced net cash outflows from investing activities in 2010 and 2011, and generated cash inflows from investing activities in 2009.

Net cash used in investing activities was RMB15.8 million (US$2.5 million) in 2011, primarily due to the payment of leasehold improvement and costs of fixtures and fittings for our directly operated flagship stores.

Net cash used in investing activities was RMB0.5 million in 2010, primarily due to purchase of property, plant and equipment in the amount of RMB1.4 million.

Net cash from investing activities was RMB0.2 million in 2009, primarily due to bank interest income of RMB0.5 million, partially offset by the payments for acquisition of office equipment and motor vehicles in the amount of RMB0.3 million.

Financing Activities

Cash generated from financing activities primarily consists of proceeds from the sale of our ordinary shares, borrowings from the PRC commercial banks, borrowing of convertible loans from a private investor and proceeds from our initial public offering.

Net cash from financing activities was RMB267.4 million (US$42.5 million) in 2011, primarily attributable to proceeds received from our initial public offering of RMB249.2 million (US$39.6 million).

Net cash from financing activities was RMB61.2 million in 2010, primarily attributable to (i) bank loans of RMB57.7 million for working capital purposes and (ii) convertible loans of RMB21.5 million obtained from a private investor. This was partially offset by the repayment of RMB18.1 million of our bank loans.

Net cash from financing activities was RMB29.4 million in 2009, primarily due to (i) bank loans of RMB18.6 million for working capital purposes and (ii) convertible loans of RMB19.4 million obtained from a private investor. This was partially offset by the repayment of RMB8.6 million of our bank loans.

5.C. Research and Development

Our design philosophy is to create fashionable and elegant menswear with quality tailoring. By focusing on product design, we aim to become a fashion trend leader in the casual menswear market in China and supply products that consistently meet customers’ demands. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends. As of December 31, 2011, our design and product development team comprised 40 members. In a typical season, we design and make 1,200 to 1,500 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 500 to 750 designs for mass production. Final design of all of our products will be approved by our product development committee.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Off-Balance Sheet Arrangements

In May 2009, Shishi Zuoan, our PRC subsidiary, agreed to provide a corporate guarantee, up to an aggregate amount of RMB6.0 million, with respect to Fujian Aidu’s obligations under the loan agreements entered or to be entered between Fujian Aidu Garment Manufacturing Co., Ltd., or Fujian Aidu, a company controlled by Mr. Chaojie Hong, uncle of Mr. James Hong, and Agriculture Bank of China from May 11, 2009 to May 10, 2012. As of December 31, 2011, RMB6.0 million was outstanding under this guarantee. Other than this guarantee, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term debt	74,950	74,950	—	—	—
Advertising expenses obligations	2,848	2,848	—	—	—
Operating lease obligations	68,331	31,996	36,335	—	—
Total	146,129	109,794	36,335	—	—

As of December 31, 2011, the operating lease obligations related to our obligations under lease agreements for our plants for internal production, office spaces, and direct stores; the advertising expenses obligations mainly related to the balance of payment for the sponsorship of 30-episode drama advertising activities. We intend to finance the above lease commitments by cash generated from our operating activities.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China decreased by 0.7% in 2009 and increased by 3.3% in 2010 and 5.4% in 2011.

Recent Accounting Pronouncements

As of the date of this annual report on Form 20-F, certain new International Financial Reporting Standards, or IFRS, or International Accounting Standards, or IAS, and amendments or interpretations to the existing IFRS or IAS that are relevant to us have been published.

There are no new standards, amendments or interpretations to the standards that were effective for the first time for the financial year beginning on or after January 1, 2011 that had a material impact on our consolidated financial statements. The following new standards, amendments or interpretations to the standards were issued but not effective for the financial year beginning January 1, 2011 and not early adopted:

Amended IAS 19, “Employee Benefits”

Amended IAS 19 requires recognition of changes in the net defined benefit liability (asset) including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of remeasurements in other comprehensive income, plan amendments, curtailments and settlements; introduces enhanced disclosures about defined benefit plans; modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits; clarifies miscellaneous issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features; incorporates other matters submitted to the IFRS Interpretations Committee; and applies on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted. We do not expect the adoption of these amendments to have a material impact on our consolidated financial statements.

IFRS 9, “Financial Instruments”

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. We do not expect the adoption of these amendments to have a material impact on our consolidated financial statements and intend to adopt IFRS 9 no later than the accounting period beginning on or after January 1, 2013.

IFRS 10, “Consolidated Financial Statements”

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt IFRS 10 no later than the accounting period beginning on or after January 1, 2013.

IFRS 12, “Disclosures of Interests in Other Entities”

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. We do not expect the adoption of these amendments to have a material impact on our consolidated financial statements and intend to adopt IFRS 12 no later than the accounting period beginning on or after January 1, 2013.

IFRS 13, “Fair Value Measurement”

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards. We do not expect the adoption of these amendments to have a material impact on our consolidated financial statements and intend to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of seven directors, three of whom are independent directors within the meaning of NYSE corporate governance rules. Other than Mr. James Jinshan Hong and Mr. Tianzhen Hong, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth the name, age and position of each of our directors and executive officers as of December 31, 2011. Unless otherwise indicated, the positions or titles indicated in the table below refer to Zuoan Fashion Limited.

Directors and Executive Officers	Age	Position/Title
James Jinshan Hong	38	Chairman of the Board of Directors and Chief Executive Officer
Chaoshen Wang	48	Director and Chief Operating Officer
Tianzhen Hong	35	Director and Vice General Manager
Jianwei Shen	55	Independent Director
Baoyan Su	46	Independent Director
Frank Zhao	52	Independent Director
Wenxin Zhu	39	Independent Director
Chi Hon Tsang	37	Chief Financial Officer
Cheok Chi Tam	50	Vice President of Procurement and Production
Liang Xing	39	Vice President of Marketing, Sales and Distribution
Feiyan Zheng	29	Vice President of Design
Yan Qiu	42	Vice President of Administration
John Meng Low	47	Vice President of Corporate Finance and Investor Relations
Dangsheng Chen	38	Finance Manager

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

Liang Xing is the vice president of our company in charge of marketing, sales and distribution. Prior to joining us, Mr. Xing served as vice chief officer of sales management center of Fujian Seven Brand Group Co., Ltd. from 2008 to 2011. From 2007 to 2009, he worked as a general manager at Guangzhou Montagut Commercial Company Limited. From 2004 to 2007, he worked as a marketing manager at Samsung Fashion Trading Co., Ltd. From 2003 to 2004, he worked as a sales manager at Shanghai Casablank Garments Co., Ltd.. Mr. Xing graduated from the International Business School of Shanghai University with a college diploma in sales management.

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

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2011, the aggregate cash compensation that we paid to our executive directors and officers was approximately US$0.8 million. The aggregate share-based compensation that we paid to our executive directors and officers was US$1.1 million. We have no service contracts with any of our executive directors or officers providing for benefits upon termination of employment.

6.C. Board Practices

General

Our board of directors consist of seven directors, three of whom are independent directors within the meaning of NYSE corporate governance rules. Under our amended and restated memorandum and articles of association, our board of directors shall consist of at least two directors. Our directors may from time to time appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors. Any director so appointed shall hold office only until our next annual general shareholders’ meeting and shall then be eligible for re-election. Our directors may also be elected by the holders of ordinary shares. There is no shareholding requirement for qualification to serve as a member of our board of directors.

Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors — the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee’s members and functions are described below. We have adopted a charter for each of the board committees.

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

Terms of Directors and Officers

Each of our directors holds office until a successor has been duly elected or appointed or until his or her office is otherwise vacated, except as otherwise described under “— Board of Directors” above. Our directors are subject to periodic retirement and re-election at staggered intervals. At each annual general meeting, one-third of our directors who are subject to retirement by rotation (or, if their number is not a multiple of three, the number nearest to, but not exceeding, one-third) retire from office. The chairman of our board of directors or our managing director will not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Any retiring director is eligible for re-election. The directors to retire at each annual general meeting will be determined as follows: (i) first, any directors who wish to retire and not offer themselves for re-election and (ii) if no director wishes to retire, then such directors who have been longest in office since their last re-election or appointment, provided that among directors who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Assuming that our board of directors will consist of seven directors, the term of each director (other than the chairman) will not exceed three years.

All of our executive officers are appointed by and serve at the discretion of our board of directors.

6.D. Employees

As of December 31, 2011, December 31, 2010 and December 31, 2009, we had 613, 635 and 600 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2011:

	Number of Employees	% of Total
Management and administration	47	7.7
Marketing, sales and distribution	174	28.4
Design and product development	40	6.5
Production	303	49.4
Procurement, warehousing and logistics	32	5.2
Quality assurance	17	2.8
Total	613	100.0

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

We have granted 553,613 restricted shares to Mr. Chi Hon Tsang, our chief financial officer, under the 2010 Equity Incentive Plan. We have not granted any options to purchase our ordinary shares to our directors, officers and employees.

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of December 31, 2011, by each of our directors and executive officers:

Ordinary Shares Beneficially Owned(1)(2)
	Number	Percent
James Jinshan Hong	62,284,399	56.0
Chaoshen Wang	*	*
Tianzhen Hong	—	—
Chi Hon Tsang	*	*
Cheok Chi Tam	—	—
Liang Xing	—	—
Feiyan Zheng	—	—
Yan Qiu	—	—
Dangsheng Chen	—	—
John Meng Low	—	—
Jianwei Shen	—	—
Baoyan Su	—	—
Frank Zhao	—	—
Wenxin Zhu	—	—

*      The person beneficially owns less than 1.0% of the total outstanding ordinary shares.

(1)  Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days from the date of this annual report on Form 20-F.

(2)  For each person or group listed in the above table, the percentage of beneficial ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group (including ordinary shares underlying any options held by such person or group that are exercisable within 60 days from the date of this annual report on Form 20-F) by the sum of (a) the number of total outstanding ordinary shares as of the date of this annual report on Form 20-F and (b) the number of ordinary shares underlying any options held by such person or group that are exercisable within 60 days from the date of this annual report on Form 20-F.

None of our outstanding ordinary shares is held by record holders in the United States. None of our existing shareholders will have different voting rights from other shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2011, 111,276,113 of our shares were outstanding. We believe that, as of December 31, 2011, 7,680,625 shares in the form of ADSs were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

The following table sets forth information known to us with respect to the beneficial ownership of our shares as of the most recent practicable date, by (i) each shareholder known by us to beneficially own more than 5% of our shares and (ii) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Siu Fong Or	62,284,399	(1)	56.0
James Jinshan Hong	62,284,399	(1)	56.0
Phillip Ventures Enterprise Fund 2 Ltd.	6,722,500	(2)	6.0
Fame Brilliant Group Limited	62,284,399	(1)	56.0
Splendid Pearl International Limited	6,384,188	(3)	5.7
All directors and executive officers as a group	63,391,625		57.0

(1) Represents 100% of the 62,284,399 ordinary shares held by Fame Brilliant. Fame Brilliant is a company incorporated in the British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Fame Brilliant is wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong. Mr. James Hong disclaims beneficial ownership of the shares held by Fame Brilliant and Ms. Siu Fong Or.

(2) Represents 6,722,500 ordinary shares held in the form of ADSs by Phillip Ventures. Phillip Ventures is a company incorporated in Singapore with its registered address at 250 North Bridge Road, #06-00 Raffles City Tower, Singapore 179101. Phillip Ventures is a private equity investment fund managed by Phillip Private Equity Pte Ltd., or PPE, on a fully discretionary basis. PPE holds the only issued ordinary share of Phillip Ventures and the preference shares in the capital of Phillip Ventures are held mainly by institutional investors and high net worth individuals. The ultimate holding company of PPE is Phillip Investment Corporation Pte. Ltd., which is majority-owned by Mr. Lim Hua Min.

(3) Represents 6,384,188 ordinary shares directly held by Splendid Pearl. Splendid Pearl is a company incorporated in British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Splendid Pearl is wholly owned by Mr. Huatan Cai.

None of our major shareholders has voting rights different from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Convertible Loans

2008 Convertible Loan

In December 2008, Fast Boost entered into a convertible loan agreement with Phillip Ventures Enterprise Fund 2 Ltd, or Phillip Ventures, under which Phillip Ventures granted loans in the aggregate amount of S$4.0 million to Fast Boost. Mr. James Hong, Ms. Siu Fong Or and Fame Brilliant, the then controlling shareholder of Fast Boost, are also parties to the 2008 convertible loan agreement and provided certain representations, warranties and covenants under the loan. In January 2010, in consideration of S$0.6 million, Phillip Ventures agreed to extend the maturity date of the loans under this agreement to December 31, 2010, which was further extended to February 28, 2011 pursuant to a supplemental agreement dated as of January 31, 2011.

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

Put Option and Share Pledge

Pursuant to the above convertible loan agreements, Phillip Ventures has a right to sell all the conversion shares to Mr. James Hong and his wife, Ms. Siu Fong Or, if our initial public offering is not completed prior to the maturity date. Also, Fame Brilliant pledged all of the ordinary shares of our company owned by it as collateral to secure Fast Boost’s obligations under the convertible loan agreements. Such put option and security interest have be terminated or discharged upon the completion of our initial public offering and conversion of the convertible loans.

Other Rights

We have granted Phillip Ventures various rights under the convertible loan agreements, including a redemption right with respect to the convertible loans and certain tag-along rights relating to the shares issued or issuable upon conversion of the convertible loans. We also provided certain restrictive covenants with respect to the corporate governance of our company. The foregoing rights have terminated immediately prior to the completion of our initial public offering.

Transactions with Our Chairman and Chief Executive Officer and His Affiliated Persons or Entities

Since January 2007, Shishi Zuoan has entered into various credit facilities with Bank of Quanzhou for working capital purposes. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu Garment Manufacturing Co., Ltd., or Fujian Aidu, a company controlled by Mr. Chaojie Hong, have provided guarantees for Shishi Zuoan’s obligation under some or all of such credit facilities. In May 2011, such credit facilities with the Bank of Quanzhou expired and were renewed. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu Garment Manufacturing Co., Ltd., or Fujian Aidu, a company controlled by Mr. Chaojie Hong, have provided guarantees for Shishi Zuoan’s obligations up to RMB5.0 million. As of December 31, 2011, we had outstanding borrowings under these credit facilities of RMB4.2 million (US$0.7 million).

Since November 2008, Shishi Zuoan has entered into several loan agreements with Industrial Bank for working capital purposes. In 2011, Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong and Fujian Aidu, a company controlled by Mr. Chaojie Hong each agreed to guarantee our obligations of up to an aggregate amount of RMB36.3 million. As of December 31, 2011, we had outstanding borrowings under these loans of RMB11.3 million (US$1.8 million).

In May 2009, Shishi Zuoan agreed to guarantee Fujian Aidu’s obligations for an aggregate amount of no more than RMB6.0 million under the loan agreements entered into or to be entered into from May 11, 2009 to May 10, 2012 between Fujian Aidu and Agricultural Bank of China, Jinjiang Branch. As of December 31, 2011, the outstanding loans that were guaranteed by Shishi Zuoan were RMB6.0 million.

In June 2011, the Company entered into loan agreements with China Citic Bank for short-term loans with principal amount of RMB35.0 million. The maturity date of these loans is June 2012. Mr. James Hong and other third-party have provided guarantees for these short-term loans.

In 2011, we entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with principal amount of RMB43.6 million, RMB19.1 million of which were repaid between June to November

2011. In addition, Fujian Aidu renewed the previous banking facilities with Industrial and Commercial Bank of China to guarantee our obligations of up to an aggregate amount of RMB30.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between November 2010 to November 2012.

Shishi Zuoan leases our production facility in Jinjiang, Fujian province, from Fujian Aidu pursuant to a lease agreement dated as of December 20, 2004. The lease agreement had a term of two years, renewable upon a one-month notice by Shishi Zuoan. We were obligated to pay an annual rent in the amount of RMB3.6 million, payable quarterly, under the lease. Pursuant to a supplemental agreement, the parties agreed to extend the lease to June 30, 2013, with an annual rent in the amount of RMB4.3 million, payable quarterly. We made rent payments to Fujian Aidu in the amount of RMB4.3 million (US$0.7 million) in 2011.

Share Purchase Agreement

In November 2010, in recognition of Mr. Chaoshen Wang’s contribution to our growth in the past and in order to give him an equity-based incentive to encourage his continued employment with us, Fame Brilliant entered into a share purchase agreement with Mr. Wang. Under this agreement, Mr. Wang will have the right to purchase from Fame Brilliant ordinary shares of our company in an amount of up to 3% of the issued and outstanding shares of our company after our initial public offering, or the aggregate purchase shares. Such right will vest in installments over a period of three years commencing from the completion of our initial public offering, contingent upon Mr. Wang’s continued employment with our company. The first installment, equal to one-sixth of the aggregate purchase shares, will vest six months after the completion of our initial public offering, and the second installment, equal to one-sixth of the aggregate purchase shares, will vest one year after the completion of our initial public offering. The remaining purchase shares will vest pro rata each month thereafter over a period of two years. The purchase price will be 85% of the public offering price for our ordinary shares in the public offering. Mr. Wang purchased in total 1,107,226 ordinary shares of our Company from Fame Brilliant at the price of US$1.4875 per share in August 2011 and February 2012.

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

	High	Low	Average Daily Trading Volume
			(in thousand of ADSs)
2011
First quarter (from February 15)	$7.99	$5.55	94.9
Second quarter	$7.75	$4.50	12.4
Third quarter	$5.85	$2.08	27.5
Fourth quarter	$4.99	$2.25	21.6
2012
First quarter	$4.78	$3.25	16.1
Second quarter (through April 27)	$4.34	$3.70	8.3

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

For more information about foreign exchange control and other foreign exchange regulations in China, see “Item 3.D. Risk Factors — Risks Related to Doing Business in China”.

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

PRC Taxation of our Overseas Shareholders

The EIT Law Implementation Regulations provide that (i) if an enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as PRC-sourced income. It is not yet clear how the term “domicile” will be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident. We may be treated as a PRC tax resident enterprise, as described in “Risk Factors — Risks related to doing business in China — under the EIT Law, we may be considered a PRC “resident enterprise.” As a result, we may be subject to 25% PRC enterprise income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.” If we are deemed to be a PRC tax resident enterprise, any dividends that we pay to our non-PRC enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be treated as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10% in the case of dividends or PRC tax at a rate of 10% in the case of gains from the transfer of shares or ADSs, in each case unless a reduced rate is provided under any applicable tax treaty.

The PRC Individual Income Tax Law, or the Individual Tax Law, imposes tax at a rate of 20% on dividends and gains realized by overseas individuals who are neither domiciled nor tax resident in China, to the extent that such dividends or gains are sourced within China. Pursuant to the Individual Tax Law, although the matter is unclear, if we were considered a PRC resident enterprise, dividends or gains realized by our non-PRC individual shareholders or ADS holders may be treated as income derived from sources within China and may be subject to PRC tax (which in the case of dividends may be required to be withheld) at a rate of 20% subject to the provisions of any applicable tax treaty.

In addition, according to Circular 601, non-resident enterprises that cannot provide valid documents evidencing their beneficial ownership may not be approved to enjoy tax treaty benefits. In the event that we are treated as a PRC tax resident, dividends to be distributed by us to our non-PRC shareholders and ADSs holders whose jurisdictions of incorporation have tax treaties with China providing for preferential withholding arrangements will not be entitled to the benefits under such withholding arrangements unless such holder is considered a “beneficial owner” under Circular 601. The PRC tax authorities’ approval is required in order to apply the benefits under a tax treaty.

U.S. Federal Income Tax Considerations

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own the securities. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary, also referred to as pre-release, or intermediaries in the chain of ownership between holders and the issuer of the securities underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Accordingly, the creditability of PRC taxes described below could be affected by actions taken by such parties or intermediaries. Such actions may also affect the availability of the reduced tax rate that may apply to dividends (if any) paid in taxable years beginning prior to January 1, 2013 to certain non-corporate U.S. Holders, as described below. We do not expect to pay dividends in the foreseeable future.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ADSs in their particular circumstances.

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. If we are required to withhold PRC taxes, as described in “Taxation—PRC Taxation,” the amount of a dividend will include any such amounts withheld. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt of the dividend. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends (if any) paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Subject to the limitations set forth in the Code and Treasury regulations, some of which vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, if we are treated as a PRC “resident enterprise” under PRC tax law as discussed above under “Taxation—PRC Taxation,” PRC income taxes withheld from dividends on ordinary shares or ADSs (at a rate not exceeding the rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) may be creditable against the U.S. Holder’s U.S. federal income tax liability. The application of the rules governing foreign tax credits depends on the particular circumstances of each U.S. Holder. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will generally constitute “passive income,” but could, in the case of certain U.S. Holders, constitute “general income.” The creditability of foreign taxes may also be limited in other circumstances, for example, if the ordinary shares or ADSs have not been held for a prescribed minimum holding period or a U.S. Holder had losses from foreign sources in previous taxable years. Therefore, U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

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

As described in “Taxation —PRC Taxation,” if we were deemed to be a PRC “resident enterprise” under PRC tax law, gains from dispositions of our ordinary shares or ADSs may be subject to PRC tax. The Treaty does not restrict the PRC’s right to tax capital gains. If gains were subject to PRC taxes, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. A U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat the disposition gain as foreign-source gain and claim a foreign tax credit against the U.S. Holder’s tax liability on the gain. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be considered a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. We believe that we were not a PFIC for the taxable year ended December 31, 2011. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the market value of our assets from time to time (which may be determined in part by reference to the market value of our ADSs, which is volatile), there can be no assurance that we will not be a PFIC for the current or any other taxable year. We currently hold a significant amount of cash and our PFIC status for any taxable year may also depend on our ability to utilize the cash in our business.

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares or ADSs exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner.

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

In addition, if we were a PFIC, certain other elections may be available that would result in alternative treatments of the ordinary shares or ADSs. For example, if our ADSs are “regularly traded,” a U.S. Holder may be able to make a mark-to-market election, pursuant to which a U.S. Holder of ADSs generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of each taxable year (but only to the extent of the net income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the amount of income or loss recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). For purposes of the mark-to-market rules, the ADSs generally will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs is traded on at least 15 days during each calendar quarter. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances. We do not intend to satisfy the record-keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections if we were a PFIC.

If a U.S. Holder owns ordinary shares or ADSs during any year in which we are a PFIC, the U.S. Holder may be required to file certain information reports, containing such information as the U.S. Treasury may require.

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

Certain U.S. Holders may be required to report on IRS Form 8983 information relating to their holdings of ordinary shares, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the application of these rules in the holders’ particular circumstances.

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

As of December 31, 2011, our total outstanding bank borrowings, consisting of short-term loans and credit facilities, amounted to RMB75.0 million (US$11.9 million) with interest rates varying from 6.405% to 8.528%. Assuming the principal amount of the outstanding loans remains the same as of December 31, 2011, a 1% increase in each applicable interest rate would add RMB749,500 (US$119,000) to our interest expense in 2012. We have not used any derivative financial instruments to manage our interest risk exposure.

Interest-earning instruments carry a degree of interest rate risk. We had bank balances, consisting of cash at bank of RMB690.5 million (US$109.7 million) as of December 31, 2011. Bank interest income was RMB2.4 million (US$0.4 million) in 2011. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China decreased by 0.7% in 2009 and increased by 3.3% in 2010 and 5.4% in 2011.

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

Fees and Other Payments from the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of investor relationship programs and other programs related to our ADR facility established pursuant to the deposit agreement. As of the date of this annual report on Form 20-F, we have not received any payment from the depositary relating to the ADR program.

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

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled approximately consists of approximately US$2.9 million for underwriting discounts. The net proceeds from our initial public offering to us, after deduction of fees and expenses, was approximately US$36.8 million. As of March 31, 2011, approximately US$16.8 million of the net proceeds from our initial public offering have been used for general corporate purposes.

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

Management’s Annual Report on Internal Control over Financial Reporting

Management of Zuoan Fashion Limited (together with its consolidated subsidiaries, the “Group”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Group’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the Group conducted an assessment of the effectiveness of its internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Based on this assessment, management determined that the Group’s internal control over financial reporting was effective as of December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Internal Control Over Financial Reporting

In 2011, no change in our internal control over financial reporting has occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We appointed GHP Horwath, P.C. as our independent registered public accounting firm on July 22, 2010 for the audits of each of the fiscal years ending on December 31, 2007, 2008, 2009 and 2010 and nine months ended September 30, 2011, and appointed GHP Horwath, P.C. as our independent registered public accounting firm on December 29, 2011 for the audit of the fiscal year ending on December 31, 2011, for which audited financial statements appear in this annual report on Form 20-F. The auditor is appointed by our board of directors and will hold office until our board of directors appoint another auditor.

The following is a summary of the fees billed by GHP Horwath, P.C. for professional services rendered for the fiscal years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
Audit Fees(1)	$—	$288,000	$210,000
Audit-Related Fees(2)	$—	$29,000	$92,000
Tax Fees(3)	$—	$—	$—
All Other Fees(4)	$—	$—	$—
TOTAL	$—	$317,000	$302,000

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for fiscal year 2011 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by the independent auditors listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm dated April 30, 2012.

(b) Consolidated Balance Sheets as of December 31, 2009, 2010 and 2011.

(c) Consolidated Statements of Income for the years ended December 31, 2009, 2010 and 2011.

(d) Consolidated Statements of Comprehensive Income for the years ended December 31, 2009, 2010 and 2011.

(e) Consolidated Statements of Equity for the years ended December 31, 2009, 2010 and 2011.

(f) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011.

(g) Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1*	Amended and Restated Memorandum and Articles of Association.

2.1*	Specimen Certificate for Ordinary Shares.

2.2*	Form of Deposit Agreement, including form of American Depositary Receipt.

2.3*	Convertible Loan Agreement among Fast Boost Holdings Ltd., Phillip Ventures Enterprise Fund 2 Ltd., Fame Brilliant Group Ltd., James Hong and Siu Fong Or dated December 24, 2008.

2.4*	Convertible Loan Agreement among Fast Boost Holdings Ltd., Phillip Ventures Enterprise Fund 2 Ltd., Fame Brilliant Group Ltd., James Hong and Siu Fong Or dated January 15, 2010.

2.5*	Supplemental Agreement among Fast Boost Holdings Ltd., Phillip Ventures Enterprise Fund 2 Ltd., Fame Brilliant Group Ltd., James Hong and Siu Fong Or dated December 3, 2010.

8.1	List of Subsidiaries.

11.1*	Code of Business Conduct and Ethics.

12.1	Certification of James Jinshan Hong, Chairman and Chief Executive Officer of Zuoan Fashion Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chi Hon Tsang, Chief Financial Officer of Zuoan Fashion Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

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

Date: April 30, 2012

ZUOAN FASHION LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Zuoan Fashion Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of Zuoan Fashion Limited (Note 1) and subsidiaries (‘‘the Company’’) as of December 31, 2009, 2010 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zuoan Fashion Limited and subsidiaries as of December 31, 2009, 2010 and 2011, and the results of their operations and cash flows for each of the three years ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/GHP HORWATH, P.C.

Denver, Colorado

April 30, 2012

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN,

EXCEPT PER SHARE AMOUNTS)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	Notes	2009	2010	2011

Revenues	4	693,089	872,085	1,230,881

Cost of sales		(411,165)	(515,158)	(686,890)

Gross profit		281,924	356,927	543,991

Other income	4	898	868	2,414
Selling and distribution expenses		(53,373)	(61,486)	(136,704)
Administrative expenses		(22,176)	(37,382)	(56,590)
Finance costs		(1,018)	(8,602)	(4,194)

Profit before taxation	5	206,255	250,325	348,917

Income tax expense	6	(52,357)	(67,324)	(93,226)

Profit after taxation		153,898	183,001	255,691

Other comprehensive loss:
Foreign exchange difference arising from translation of foreign currency financial statements		(27)	1,555	(4,763)

Total comprehensive income for the year		153,871	184,556	250,928

Earnings per share (RMB)
- Basic	8	1.92	2.29	2.39

- Diluted	8	1.92	2.29	2.37

Pro forma earnings per share (RMB)
- Diluted (unaudited)	8	1.85	2.19	—

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)

AS OF DECEMBER 31, 2009, 2010 AND 2011

	Notes	2009	2010	2011
ASSETS

Non-current assets
Property, plant and equipment	9	2,043	2,720	17,511
Deferred offering costs		—	5,757	—
		2,043	8,477	17,511
Current assets
Inventories	10	17,409	22,339	26,082
Trade and other receivables	11	215,454	249,857	446,897
Prepayments	12	2,409	2,313	223
Fixed deposits — pledged	13	2,175	1,054	1,670
Cash and cash equivalents	14	141,569	367,731	690,457
		379,016	643,294	1,165,329
Total assets		381,059	651,771	1,182,840

EQUITY AND LIABILITIES

Share capital	18	1	134	185
Share premium	19	129,599	129,599	426,165
Reserves	19	16,653	19,360	47,743
Retained profits		132,894	314,610	538,711
Total equity		279,147	463,703	1,012,804

Liabilities

Current liabilities
Trade and other payables	15	51,496	70,582	70,760
Interest-bearing bank borrowings	16	17,050	56,700	74,950
Convertible loans	17	19,439	40,961	—
Current income tax payable		13,927	19,825	24,326

Total liabilities		101,912	188,068	170,036

Total equity and liabilities		381,059	651,771	1,182,840

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	Attributable to the Company’s equity holders
						Equity-
						settled
		Number				Employees	Currency
		of shares	Share	Share	Statutory	Benefit	Translation	Retained	Total
	Notes	(in thousands)	Capital	Premium	Reserve	Reserves	Reserve	Profits	Equity

Balance at December 31, 2008		80,000	1	129,599	9,073	—	—	(13,397)	125,276
Total comprehensive income for the year		—	—	—	—	—	(27)	153,898	153,871
Transfer to statutory reserve		—	—	—	7,607	—	—	(7,607)	—

Balance at December 31, 2009		80,000	1	129,599	16,680	—	(27)	132,894	279,147
Issue of shares	1	—	134	—	—	—	—	—	134
Reclassification arising from reorganization	1	—	(1)	—	—	—	—	(133)	(134)
Total comprehensive income for the year		—	—	—	—	—	1,555	183,001	184,556
Transfer to statutory reserve		—	—	—	1,152	—	—	(1,152)	—

Balance at December 31, 2010		80,000	134	129,599	17,832	—	1,528	314,610	463,703
Issue of shares from initial public offerings	1	24,000	40	276,620	—	—	—	—	276,660
Share issue costs	1	—	—	(33,238)	—	—	—	—	(33,238)
Issue of shares under convertible loans	17	6,722	10	46,936	—	—	—	—	46,946
Recognition of share-based payments	27	—	—	—	—	7,805	—	—	7,805
Issue of ordinary shares under employee share incentive scheme	27	554	1	6,248	—	(6,249)	—	—	—
Total comprehensive income for the year		—	—	—	—	—	(4,763)	255,691	250,928
Transfer to statutory reserve		—	—	—	31,590	—	—	(31,590)	—

Balance at December 31, 2011		111,276	185	426,165	49,422	1,556	(3,235)	538,711	1,012,804

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	Notes	2009	2010	2011

Cash flows from operating activities
Profit before taxation		206,255	250,325	348,917
Adjustments for:
Depreciation of property, plant and equipment	5	780	680	3,382
Loss on disposal of property, plant and equipment	5	7	—	—
Equity-settled employee benefit costs	27	—	—	7,805
Interest expense on bank borrowings		1,018	2,332	4,194
Interest expense on convertible loans		—	6,270	—
Interest income	4	(504)	(868)	(2,414)

Operating profit before working capital changes		207,556	258,739	361,884
Increase in inventories		(9,090)	(4,930)	(3,743)
Increase in trade and other receivables		(73,388)	(34,403)	(197,040)
(Increase)/decrease in prepayments		(2,436)	(5,661)	2,090
Decrease/(increase) in fixed deposits pledged		3,730	1,121	(616)
(Decrease)/increase in trade and other payables		(35,238)	14,371	6,327
Cash generated from operations		91,134	229,237	168,902
Interest paid		(1,018)	(2,332)	(4,194)
Income tax paid		(48,844)	(61,426)	(88,725)
Net cash generated from operating activities		41,272	165,479	75,983

Cash flows from investing activities
Acquisition of property, plant and equipment		(271)	(1,357)	(18,173)
Interest received		504	868	2,414
Net cash (used in)/generated from investing activities		233	(489)	(15,759)

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	Notes	2009	2010	2011
Cash flows from financing activities
Bank loans obtained		18,550	57,700	94,000
Repayment of bank loans		(8,550)	(18,050)	(75,750)
Net proceeds from initial public offering		—	—	249,179
Convertible loans obtained		19,439	21,522	—
Net cash generated fromfinancing activities		29,439	61,172	267,429

Net increase in cash and cash equivalents		70,944	226,162	327,653
Exchange difference		—	—	(4,927)
Cash and cash equivalents at beginning of the year		70,625	141,569	367,731
Cash and cash equivalents at end of the year		141,569	367,731	690,457

	2009	2010	2011
Supplemental disclosure of cash flow information:

Conversion of convertible loans to ordinary shares	—	—	46,946

Issue of ordinary shares under employee share incentive scheme	—	—	6,249

Reclassification of deferred offering cost from prepayments to equity	—	—	5,757

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

3.               In February 2011, Zuoan Fashion Limited completed an initial public offering (“IPO”) in the United States. In the IPO, 24,000,000 ordinary shares were sold for the net proceeds of approximately US$36.8 million (after deducting underwriting discounts and commissions and offering expenses).

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

1.                                      TITLE, ORGANIZATION AND REORGANIZATION (continued):

Organization and reorganization (continued)

The financial statements as of and for the year ended December 31, 2011 were authorized for issue by resolution of the Board of directors on April 30, 2012.  The principal place of business of the Company is located at Rooms 213 to 215, Block 8, No. 1150 Luochuan Middle Road, Shanghai, 200072, the People’s Republic of China (“PRC”).  All of the Company’s customers are located in the PRC.

Fast Boost was formed in February 2008 to become the holding company of Champion Goal Holdings Limited (“Champion Goal”) and its subsidiary, Shishi Zuoan.  In connection with the formation of Fast Boost, 10,000 ordinary shares were issued to an entity controlled by Mr. Hong for nominal cash consideration.  As of December 31, 2011, Fast Boost had no significant assets or business operations.

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

Basic earnings per share is calculated based on profit attributable to equity holders of Fast Boost prior to October 5, 2010 and on profit attributable to equity holders of Zuoan after October 5, 2010.  For the purpose of calculating diluted earnings per share, profit attributable to equity holders of the Company and the outstanding ordinary shares issued are adjusted for the effects of all dilutive potential ordinary shares. Dilutive potential ordinary shares shall be deemed to have been converted into ordinary shares at the beginning of the financial period or, if later, the date of the issue of the potential ordinary shares.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Recently issued IFRSs

(a) New and amended standards adopted by the group

There are no IFRSs or interpretations that were effective for the first time for the financial year beginning on or after January 1, 2011 that had a material impact on the Company’s consolidated financial statements.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2011 and not early adopted

IAS 19, “Employee benefits” was amended in June 2011. IAS 19 requires: recognition of changes in the net defined benefit liability (asset) including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of remeasurements in other comprehensive income, plan amendments, curtailments and settlements; introduces enhanced disclosures about defined benefit plans; modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits; clarifies miscellaneous issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features; incorporates other matters submitted to the IFRS Interpretations Committee; and applies on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

2.                                      BASIS OF PRESENTATION (continued)

Recently issued IFRSs (continued)

IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt IFRS 9 no later than the accounting period beginning on or after January 1, 2013.

IFRS 10, “Consolidated financial statements” builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt IFRS 10 no later than the accounting period beginning on or after January 1, 2013.

IFRS 12, “Disclosures of interests in other entities” includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt IFRS 12 no later than the accounting period beginning on or after January 1, 2013.

IFRS 13, “Fair value measurement”, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

There are no other IFRSs that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Depreciation is calculated on a straight-line basis to write off the cost of property, plant and equipment, less any estimated residual values, over the following estimated useful lives:

Plant and machinery	5-8 years
Motor vehicles	8 years
Office equipment	5 years
Leasehold improvements	3-5 years

The gain or loss on disposal or retirement of an item of property, plant and equipment recognized in the profit or loss is the difference between the net sales proceeds and the carrying amount of the asset.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)          Impairment of non-financial assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of the Company’s property, plant and equipment, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased.  If any such indication exists, the asset’s recoverable amount is estimated.  An asset’s recoverable amount is calculated as the higher of the asset’s value in use or its net selling price.

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

A reversal of an impairment loss is credited to the profit or loss in the period in which it arises. There were no impairment losses or recoveries recorded during the years ended December 31, 2009, 2010 and 2011.

(c)          Trade receivables

Trade receivables are measured on initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method, except when the effect of discounting would be immaterial. Appropriate allowances for estimated irrecoverable amounts are recognized in the profit or loss when there is objective evidence that the asset is impaired. The allowance recognized is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

(d)          Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits at banks and cash equivalents with maturities of three months or less.  For purposes of the cash flow statement, fixed deposits pledged as collateral for bills payable are reflected as an operating activity.

(e)          Financial liabilities

The Company’s financial liabilities which include trade payables, other payables and accruals, and convertible notes payable are initially measured and recorded at fair value, and subsequently measured at amortized cost, using the effective interest rate method, unless the effect of discounting would be immaterial. In such cases, they are stated at cost. Trade payables generally have credit terms of 60 days.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)            Inventories

Inventories are stated at the lower of cost or net realizable value.  Cost is determined using the weighted average method, and in the case of work-in-progress and finished goods, comprises direct material, direct labour and those overhead costs that have been incurred in bringing the inventories to their present location and condition.  Net realizable value is calculated as the actual or estimated selling price less all further costs of completion and the estimated costs necessary to make the sale.

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)         Revenue and cost recognition:

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below.

(1)  Sales of goods - distributors and department stores

The Company primarily outsources the production of a range of menswear products and sells through distributors and department stores.  Revenues are recognized upon delivery of products to distributors and department stores, and when there is no unfulfilled obligation that could affect distributor and department store acceptance of products.  Delivery does not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors and department stores.  Shipping and handling costs are directly incurred and paid by the distributors.

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale.  The Company accepts product returns from distributors and department stores for quality reasons and only if the distributors and department stores follow Company procedures in processing the returned products.  Accumulated experience is used to estimate and provide for returns.  Sales rebates are estimated based on anticipated annual purchases.  No element of financing is deemed present, as sales are made with a credit term of 90 days (2010 and 2009: 90 days), which management believes is consistent with market practice.

The following table summarizes the revenue percentages for each individual distributor that represented more than ten percent of the Company’s total revenue in 2009, 2010 and 2011.

Distributors	2009	2010	2011
A	16.2%	15.2%	9.7%
B	12.8%	12.5%	11.1%
C	16.5%	16.3%	15.3%
D	14.0%	13.1%	5.6%
E	10.8%	10.6%	10.7%

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(2)  Sales of goods — retail

The Company began operating retail stores, in April 2009, and flagship stores, in May 2011, for the sale of its menswear products.  Revenues are recognized at the point of sale. In 2009, 2010 and 2011, retail sales were approximately 2.8%, 4.9% and 5.2% of the total revenues, respectively.

Retail sales returns within 3 days are accepted only for quality reasons.  Accumulated experience is used to estimate and provide for such returns at the time of sale.  The Company does not operate any retail customer loyalty programs.  Loyalty programs may be offered by distributors and department stores who bear all related program costs.

No single retail customer represents 10% or more of the total revenue for the years ended December 31, 2009, 2010 and 2011.

(3)  Interest income

Interest income is recognized using the effective interest method.

(4)  Cost of sales

Cost of sales includes the direct raw material costs, direct labor costs, design costs and direct manufacturing overhead including depreciation of production equipment and rent consistent with revenue earned. The Company outsources the production of a significant portion of its products to third-party contract manufacturers. Contract manufacturing costs represented 91.6%, 93.4% and 94.4% of the total cost of sales in 2009, 2010 and 2011, respectively. Purchases from one contract manufacturer represented 10.1%, 12.6% and 10.0% of the Company’s total cost of sales in 2009, 2010 and 2011, respectively. No other individual manufacturers represented greater than 10% of the total cost of sales in 2009, 2010 and 2011.

Local transportation and unloading charges, and product inspection charges, are included in selling expenses and totalled approximately RMB187,000, RMB367,000 and RMB522,000, for the years ended December 31, 2009, 2010 and 2011, respectively.

(5)  Administrative expenses

Administrative expenses include costs such as administrative personnel payroll, employee benefits, equity-settled employees benefit expenses, legal and professional fees, depreciation charges, social security contributions, office rental, local tax and surcharges and other expenses.

ZUOAN FASHIONLIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

3.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

At December 31, 2009, 2010 and 2011, deferred tax was not significant.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

(l)            Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Company participates in a local municipal government social benefits plan, whereby the subsidiary of the Company in the PRC is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits.  The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees of the subsidiary of the Company. The only obligation of the Company is to pay the ongoing required contributions.  Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2009, 2010 and 2011 are disclosed in Note 5.

(m)      Advertising expenses

Advertising expenses are included in selling and distribution expenses. Expenditures on advertising and promotion activities is recognized as an expense when it is incurred. Prior to 2010, the Company’s distributors could submit proof of qualified advertising and promotional expenses to the Company and the Company provided the distributors a reimbursement of these expenses, not greater than 3% of the distributors’ total purchases. These subsidies are recorded as selling and distribution expenses. This program was cancelled in 2010. The Company provided discretionary brand promotion allowance to the distributors for their marketing efforts to clear their inventories for the 2011 Winter collection in the fourth quarter of 2011 according to the mutual agreements with respective distributors based on their purchase amounts.

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

ZUOAN FASHIONLIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(o)          Functional currency

Items included in the consolidated financial statements of the Company are measured using the currency of the primary environment in which it operates (“the functional currency”). The Company’s principal operations are conducted in the PRC. Accordingly, the consolidated financial statements are presented in RMB. Transactions in currencies other than the RMB are translated at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies (Primarily intercompany accounts) are translated to the functional currency (RMB) at the foreign exchange rate prevailing at the statement of financial position date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences recognized in earnings for the years ended December 31, 2009, 2010 and 2011 are minimal.

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

(q)          Segment reporting

An operating segment is a distinguishable component of the Company that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Company reported only one operating segment as of December 31, 2011.

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

ZUOAN FASHIONLIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

3.                                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

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

4.                                  REVENUES AND OTHER INCOME

Revenue represents the net invoiced value of goods sold, after allowances for trade discounts and sales rebates.  During the years ended December 31, 2009, 2010 and 2011, there were no trade discount and sales rebates. An analysis of the Company’s revenue and other income is as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Revenues:
Sale of goods	693,089	872,085	1,230,881

Other income:
Interest income from banks	504	868	2,414
Gain on foreign exchange	394	—	—
	898	868	2,414

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

5.                                      NATURE OF EXPENSE INFORMATION

The Company presents its Statement of Comprehensive Income using the ‘‘expense by function’’ method of IAS 1. Following is supplemental information related to certain ‘‘nature of expense’’ items for the years ended December 31, 2009, 2010 and 2011.

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Cost of inventories recognized as expenses	398,057	501,266	672,889
Audit fee	—	754	1,392
Depreciation of property, plant and equipment*	780	680	3,382
Allowance for inventory obsolescence	—	—	—
Directors’ remuneration
- salaries and related cost	846	894	2,033
- social benefits contribution	13	13	13
Key management personnel (other than directors)
- salaries and related cost	1,496	2,147	2676
- social benefits contribution	23	21	34
Other than directors and key management personnel
- salaries and related cost	10,772	18,882	21,161
- social benefits contribution	2,253	2,697	2,635
Advertising expenses (included in selling and distribution expenses)	18,721	14,288	25,364
Loss on disposal of property, plant and Equipment	7	—	—
Loss on disposal of scrap raw materials	—	1,121	—
Operating lease expense	5,880	5,224	15,875
Retail shop shelving expense	19,447	31,619	67,874
Other expenses**	29,437	43,022	69,050

* Depreciation expense of approximately RMB237,000, RMB42,000 and RMB2,000,   RMB543,000, RMB638,000 and RMB795,000 and nil, nil and RMB2,585,000 have been included in cost of sales, administrative expenses and selling and distribution expenses, respectively, for the years ended December  31, 2009, 2010 and 2011.

** Other expenses consist primarily of extension fee, exchange loss, finance costs, equity-settled employees benefit costs, local tax and surcharges, professional, consulting, and advisory fees, and travel and entertainment expenses.

6.           INCOME TAX EXPENSE

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Current period provision:
PRC income tax	52,357	67,324	93,226

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

6.                                  INCOME TAX EXPENSE (continued):

Reconciliation between income tax expense and profit before taxation at applicable tax rates is as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Profit before taxation	206,255	250,325	348,917
Add: Losses incurred in tax-exempt jurisdiction	1,567	13,559	19,003
	207,822	263,884	367,920

Tax at the applicable tax rate of 25%	51,955	65,971	91,980
Effects of:
Expenses not deductible for tax purposes and other	540	911	1,214
Different tax rate in different countries	—	442	32
Over/(under)provision of current tax	(138)	—	—
	52,357	67,324	93,226

(a)          Pursuant to the rules and regulations of the Cayman Islands and BVI, the Company and Fast Boost are not subject to any income tax in the Cayman Islands and BVI, respectively.

(b)         In February 2008, the Hong Kong Government announced a decrease in the profits tax rate from 17.5% to 16.5% applicable to the Company’s operations in Hong Kong, which is effective for the years ended December 31, 2009, 2010 and 2011. No provision was made for Hong Kong profits tax as the Company did not earn any income subject to Hong Kong profits tax during the relevant periods.

(c)           PRC income tax - The Company was subject to PRC income tax on profit arising or derived from the tax jurisdiction in which the subsidiaries of the Company, Shishi Zuoan and Shanghai Mingfu, operate and are domiciled. The provision for the PRC income tax on profit arising from operations in the PRC is calculated based on a statutory income tax rate of 25% in accordance with the PRC relevant income tax rules and regulation for the financial years 2009, 2010 and 2011, respectively.

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

7.                                      DIVIDENDS

No dividends have been declared or paid for the years ended December 31, 2009, 2010 and 2011.

8.                                      EARNINGS PER SHARE

(a)   Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of the Company by the number of ordinary shares.  The Company’s issued and outstanding ordinary shares after the 2010 reorganization transactions and stock split described in Note 1, (80,000,000 shares) are assumed to be issued for year ended December 2009 and 2010.  In February 2011, Zuoan Fashion Limited completed an initial public offering (“IPO”) in the United States, the basic number of shares is 111,276,113 after the new issuance of ordinary shares to the public, the conversion of convertible loans and under the 2010 Equity Incentive Plan for the year ended December 31, 2011. The following table is in thousands of RMB, except per share amounts.

	2009	2010	2011

Profit attributable to equity holders of the Company (RMB’000)	153,898	183,001	255,691

Number of ordinary shares (‘000)	80,000	80,000	111,276

Weighted average number of shares	80,000	80,000	107,163

Weighted average diluted number of shares	80,000	80,000	107,981

Basic earnings per share (RMB)	1.92	2.29	2.39

Diluted earnings per share (RMB)	1.92	2.29	2.37

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

ZUOAN FASHIONLIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

8.                                      EARNINGS PER SHARE (continued)

(b)          Diluted earnings per share (continued)

The convertible loans described in Note 17 automatically converted to equity upon the Company’s successful completion of the IPO.  However, prior to the completion of the IPO, the conversion was contingent, as it was not possible to determine the dilutive effect of these instruments until such time that the terms of the IPO were finalized and the contingency was resolved.  Other than the convertible loans and the share-based payments described in Note 27, the Company has no other potentially dilutive instruments.  Since the conditions that would result in the issuance of ordinary shares under the convertible loans were not satisfied until February 2011, dilutive earnings per share are equal to basic earnings per share in 2009 and 2010. For 2011, dilutive earnings per share included the diluted impact of share-based payments (284,000 shares) and the convertible loans (534,000 shares). The 2011 diluted earnings per share does not reflect any adjustment to profit after taxation for the effect of interest related to the convertible loans through February 2011 as the amount was not significant.

The Company successfully completed the IPO in United States in February 2011, and the restricted shares were issued to the Chief Financial Officer in August 2011 under the 2010 Equity Incentive Plan.

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

	2009	2010
Profit attributable to equity holders of the Company (RMB’000)	153,898	183,001
Adjustment to add back interest expense related to convertible loans assumed to be converted (RMB’000)	—	6,270
Pro forma profit attributable to equity holders of the Company (RMB’000)	153,898	189,271
Number of ordinary shares	80,000,000	80,000,000
Adjustment to reflect the weighted average impact of ordinary shares to be issued upon assumed conversion of convertible loans	3,365,757	6,514,697
Pro forma weighted average number of ordinary shares	83,365,757	86,514,697
Pro forma diluted earnings per share (RMB)	1.85	2.19

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

9.                          PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Plant and machinery	Office equipment	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2009
Cost	—	2,393	970	2,861	6,224
Accumulated depreciation	—	(2,041)	(186)	(1,438)	(3,665)
Net book amount	—	352	784	1,423	2,559
Year ended December 31, 2009
Opening net book amount	—	352	784	1,423	2,559
Additions	—	—	78	193	271
Write-off	—	—	(7)	—	(7)
Depreciation charge	—	(236)	(199)	(345)	(780)
Closing net book amount	—	116	656	1,271	2,043
At December 31, 2009
Cost	—	2,393	1,036	3,054	6,483
Accumulated depreciation	—	(2,277)	(380)	(1,783)	(4,440)
Net book amount	—	116	656	1,271	2,043
Year ended December 31, 2010
Opening net book amount	—	116	656	1,271	2,043
Additions	845	6	506	—	1,357
Depreciation charge	(42)	(52)	(215)	(371)	(680)
Closing net book amount	803	70	947	900	2,720
At December 31, 2010
Cost	845	2,399	1,542	3,054	7,840
Accumulated depreciation	(42)	(2,329)	(595)	(2,154)	(5,120)
Net book amount	803	70	947	900	2,720
Year ended December 31, 2011
Opening net book amount	803	70	947	900	2,720
Additions	18,022	—	151	—	18,173
Depreciation charge	(2,754)	(13)	(297)	(318)	(3,382)
Closing net book amount	16,071	57	801	582	17,511
At December 31, 2011
Cost	18,867	2,399	1,693	3,054	26,013
Accumulated depreciation	(2,796)	(2,342)	(892)	(2,472)	(8,502)
Net book amount	16,071	57	801	582	17,511

All property, plant and equipment held by the Company are located in the PRC.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

10.          INVENTORIES

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

At cost
Raw materials	6,873	9,955	3,265
Finished goods (primarily purchased)	10,136	11,364	22,684
Work in progress	274	785	10
Packing materials	126	235	123
	17,409	22,339	26,082

No allowances for inventory obsolescence are recorded as of December 31, 2009, 2010 and 2011.

11.          TRADE AND OTHER RECEIVABLES

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Trade receivables	213,927	249,116	436,625
Advances to directors and employees	1,109	224	40
Rental deposits	403	504	7,087
Other receivables	2	—	3,145
Amounts due from shareholders	13	13	—
	215,454	249,857	446,897

Trade receivables are non-interest bearing and generally have credit terms of 90 days.

Trade receivables include output VAT due to the Company from its customers. At December 31, 2009, 2010 and 2011, the amount of output VAT included in trade receivables was RMB31,083,000, RMB36,196,000 and RMB63,441,000, respectively.

Advances to directors are solely for business purposes and were made prior to 2011.

Rental deposits are deposits and prepaid rental expenses for our direct flagship stores and the head quarter in Shanghai and our office in Shishi City, Fujian Province, respectively.

Other receivables include mainly the compensation fees for our direct flagship stores to the existing tenants of the stores due to the difficult selection of good store location in prime shopping areas in various cities across China.

Amounts due from shareholders are unsecured, interest-free and repayable on demand.

The carrying amounts of trade and other receivables are denominated as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Renminbi	215,441	249,844	446,897
Hong Kong Dollar	13	13	—
	215,454	249,857	446,897

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

12.          PREPAYMENTS

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Prepayments	2,409	2,313	223

As of December 31, 2009, prepayments mainly relate to professional fees incurred for the initial public offering.

As of December 31, 2010, prepayments mainly relate to a design fee and rental expenses paid to a third party.

As of December 31, 2011, prepayments mainly relate to legal and professional fees, marketing expenses and rental expenses paid to third parties.

The carrying amounts of prepayments are denominated as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Renminbi	—	2,313	100
Hong Kong Dollar	227	—	—
Singapore Dollar	2,018	—	—
European Dollar	—	—	107
United States Dollar	164	—	16
	2,409	2,313	223

13.          FIXED DEPOSITS—PLEDGED

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Fixed deposits - pledged	2,175	1,054	1,670

Fixed deposits with financial institutions have maturity dates greater than 3 months up to 6 months. Fixed deposits are repriced within one month from the end of the financial year with effective interest rates of 0.213%, 0.850% and 1.616% per annum for the financial years ended December 31, 2009, 2010 and 2011, respectively.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

14.          CASH AND CASH EQUIVALENTS

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Cash on hand	112	43	106
Cash at banks	141,457	367,688	690,351
	141,569	367,731	690,457

The Renminbi is not freely convertible into foreign currencies.  Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange Renminbi for foreign currencies through banks that are authorised to conduct foreign exchange business.

The cash at banks bear effective interest rates of 0.361%, 0.360% and 0.457% per annum during the years ended December 31, 2009, 2010 and 2011, respectively.

The carrying amounts of cash and bank balances are denominated as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Renminbi	137,942	367,526	562,822
United States Dollars	—	—	127,478
Hong Kong Dollar	24	107	65
Singapore Dollar	3,603	98	92
	141,569	367,731	690,457

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

15.          TRADE AND OTHER PAYABLES

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Trade payables	30,938	38,663	40,869
Bills payable	6,350	500	5,053
VAT payables	4,899	8,013	12,167
Accrued liabilities	7,256	3,473	7,782
Other payables	2,053	13,784	4,889
Accrued interest on convertible loans	—	6,149	—
	51,496	70,582	70,760

Trade payables generally have credit terms of 60 days.

Bills payable relate to inventory purchases and are secured by fixed deposits placed with financial institutions.

Other payables mainly relate to amounts payable to suppliers for purchases of fixtures and fittings for retail shops and non-interest bearing cash advances from third parties which are repayable on demand within twelve months.

Accrued liabilities mainly comprise accrued wages, staff-related expenses and legal and professional fees as of December 31, 2009, 2010 and 2011.  Accrued liabilities as of December 31, 2009 and 2010 also included amounts related to the initial public stock offering that occurred in February 2011.

The carrying amounts of trade and other payables are denominated as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Renminbi	45,916	53,248	67,269
Hong Kong Dollar	682	10,904	1,754
Singapore Dollar	4,898	6,149	—
European Dollars	—	—	40
United Stated Dollars	—	281	1,697
	51,496	70,582	70,760

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

16.                               INTEREST- BEARING BANK BORROWINGS

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Short term bank borrowings-secured	17,050	56,700	74,950

The Company’s interest-bearing bank borrowings are guaranteed by a director, a related party and a third party. Short-term bank borrowings bear effective interest rates of  7.71%, 6.39% and 6.72% per annum during the years ended December 31, 2009, 2010 and 2011, respectively.

The carrying amounts of interest-bearing bank borrowings are denominated in Renminbi.

Between July and October 2009, the Company has entered into various credit facilities with Bank of Quanzhou for the purpose of its working capital. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu Garment Manufacturing Co., Ltd., or Fujian Aidu, a company controlled by Mr. Chaojie Hong, have provided guarantees for obligation under some or all of such credit facilities. As of December 31, 2009, we had outstanding borrowings under these credit facilities of RMB4.1 million (US$0.6 million).

In July 2010 and August 2010, the Company borrowed two additional short-term loans from the revolving credit facility with Bank of Quanzhou with principal amounts of RMB1.5 million and RMB2.7 million, respectively. As of December 31, 2010, the Company had outstanding borrowings of RMB 4.2 million, with RMB 0.8 million available for future drawdown. These loans were due and repaid in July and August 2011, respectively. The Company borrowed two additional short-term loans from the revoking credit facility which are guaranteed by Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu for the obligations of up to an aggregate amount of RMB5.0 million. As of December 31, 2011, the Company had outstanding borrowings of RMB 4.2 million, with RMB0.8 million available for future drawdown. The maturity dates of the loans are May 2012. The weighted average interest rate was 8.528% for the year ended December 31, 2011.

Between September and December 2010, the Company entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with an aggregate principal amount of RMB12.6 million. These loans were due and repaid between February and June 2011. The weighted average interest rate was 5.00% for the year ended December 31, 2010.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

16.                               INTEREST- BEARING BANK BORROWINGS (continued)

During the year ended December 31, 2011, the Company entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with an aggregate principal amount of RMB43.6 million. Some of these loans were due and repaid between June and November 2011, and the remaining loans are due between January and July 2012. The weighted average interest rate was 5.898% for the year ended December 31, 2011. The Company pledged certain of its accounts receivable as security for the borrowings under these loans. In addition, Fujian Aidu agreed to guarantee the Company’s obligations of up to an aggregate amount of RMB18.0 million and entered into a new banking facility in February 2011 to guarantee obligations of up to an aggregate amount of RMB10.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between September 2010 to August 2012 and between February 2011 to February 2013, respectively.  In May 2011, Fujian Aidu renewed such banking facilities to guarantee our obligations of up to an aggregate amount of RMB30.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between November 2010 and November 2012 which superseded previous facilities since May 2011. Subsequent to the year ended December 31, 2011, there were additional short-term loans with the principal amount of RMB10.5 million and the maturity dates of these loans is between July and October 2012. The interest rate was 7.627%.

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

During the year ended December 31, 2011, the Company entered into loan agreements with Industrial Bank Co., Ltd., under which the Company borrowed RMB11.3 million. The maturity dates of these loans are August and November 2012, respectively. The weighted average interest rate was 8.2% for the year ended December 31, 2011. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu each provided guarantees for the obligations under these loan agreements with Industrial Bank Co., Ltd. that has been entered or will be entered from September 2011 to November 2013 up to RMB36.3 million.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

16.                               INTEREST- BEARING BANK BORROWINGS (continued)

In May 2010, the Company entered into a loan agreement with China Citic Bank for a short-term loan with the principal amount of RMB35.0 million. The loan was fully repaid in May 2011. The weighted-average interest rate was 6.372% for the year ended December 31, 2010. Mr. James Hong and certain other parties have provided guarantees for this loan. In June 2011, the Company entered into new loan agreements with China Citic Bank for short-term loans with an aggregate principal amount of RMB35.0 million. The maturity date of these loans is June 2012. The weighted-average interest rate was 8.203%. Mr. James Hong and other third-party have provided guarantees for these loans.

There are no restrictive covenants, no assets mortgaged and pledged or subject to lien for these loans. The Company has been in compliance with all provisions of the loans as of December 31, 2009, 2010 and 2011. There have been no significant changes in long-term obligations subsequent to the date of this report.

17.                               CONVERTIBLE LOANS

Fast Boost entered into convertible loan agreements with Phillips Venture Enterprise Fund 2 Ltd (the “Pre-IPO Investor”).  Mr. Hong, his wife, and a shareholder of Fast Boost (controlled by Mr. Hong) are also parties to the agreement.  The Pre-IPO Investor extended a sum of Singapore Dollars (“S$”) 8.0 million, in 2 tranches of S$4.0 million each.  The first S$4.0 million tranche was received at various dates in 2009, and the second S$4.0 million tranche was received in January 2010.  The loans are referred to as the “Convertible Loan Agreement I” and “Convertible Loan Agreement II”, respectively, and together, the “Convertible Loan Agreements”.  Significant terms of the Convertible Loan Agreements are:

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

3.         Amounts under the Convertible Loan Agreements are automatically converted into shares of the Company generally at the time of the pricing of the Company’s IPO.  Because the conversion feature is contingent, the Company determined that the conversion feature is a financial liability under IAS No. 32.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

17.                               CONVERTIBLE LOANS (continued)

4.         Pursuant to the above Convertible Loan Agreements, each of the Convertible Loan Agreement I and the Convertible Loan Agreement II was converted in its entirety into ordinary shares of the Company immediately prior to the consummation of the Company’s initial public offering. For each Convertible Loan, the number of ordinary shares issued to Phillip Ventures equals its principal amount divided by a discounted preliminary offering price, which is the mid-point of the estimated offering price range for the Company’s ordinary shares in the Company’s initial public offering, subject to a cap of US$0.8539 per ordinary share for the 2008 convertible loan and US$1.3634 per ordinary share for the 2010 convertible loan. The discount is 50% for the Convertible Loan Agreement I and 45% for the Convertible Loan Agreement II. The Convertible Loans will not bear any interest if they are converted prior to the maturity date. Otherwise, the Company must pay interest of 15% per annum calculated from the drawdown date to the date of actual repayment for each of the Convertible Loan Agreement I and the Convertible Loan Agreement II.

5.         There were no annual stated interest rates or payments. However, if the borrowings had not been converted, the entire outstanding amount plus interest at 15% from the date of the borrowings was due. Since the conversion occurs at the time of the pricing of the Company’s IPO, and since the pricing and completion of the IPO could not be determined to be probable prior to the IPO, the Company recorded interest at 15%. In connection with the January 2010 extension of Convertible Loan Agreement I, and in consideration of the S$600,000 extension fee, any interest due on maturity under Convertible Loan Agreement I is calculated from January 1, 2010.  Interest expense for 2009 was not significant. Interest for the year ended December 31, 2010 was approximately RMB6,270,000. This accrued interest was deemed converted to equity at the conversion date.

6.         If the IPO had been withdrawn or otherwise was not completed after the borrowings had been converted to shares, the Pre-IPO Investor had the right to put the shares issued to Mr. Hong, and other shareholders of the Company, in return for cash equal to the amount that would have been due under the normal payment provisions of the agreements.  As the Pre-IPO Investor was to receive the same value as under the agreements, the Company has determined that the put option was not a derivative under IAS No. 39.

7.         The Company granted the Pre-IPO Investor various rights under the convertible loan agreements, including a redemption right with respect to the convertible loans and certain tag-along rights relating to the shares issued or issuable upon conversion of the convertible loans. As for the collateral of the loan agreements, a shareholder of the Company (affiliated by Mr Hong) deposited 15,408 ordinary shares (61,633,000 ordinary shares after the 4000-for-1 share split) of the Company with the escrow agent. The shares were returned to the shareholder when the loans converted. The Company also provided certain restrictive covenants with respect to the corporate governance of the Company. The Company was in compliance with these covenants as of December 31, 2009 and 2010. The foregoing rights terminated immediately prior to the completion of the Company’s IPO.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

17.                               CONVERTIBLE LOANS (continued)

In connection with the February 2011 IPO, all convertible loans were converted into 6,722,500 ordinary shares. Additionally, the collateral shares described in item 7 above were returned to the shareholder.

18.                               AUTHORISED SHARE CAPITAL

The share capital balance as December 31, 2009 represent the issued share capital of Fast Boost, but the share capital balance as December 31, 2010 and 2011 represent the issued share capital of Zuoan after the Share Exchange carried out on October 5, 2010 and newly-issued ordinary shares from the initial public offering and restricted shares issued to Chief Financial Officer in 2011, respectively.

19.          RESERVES

Share premium

The share premium represents the excess of issue price, for local jurisdiction purposes, over the par value of the share issued.

Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the subsidiary of the Company established in the PRC is required to transfer 10% of its profit after taxation prepared in accordance with the accounting regulations of the PRC to the statutory reserve until the reserve balance reaches 50% of the subsidiary’s registered capital. Such reserve may be used to offset accumulated losses or increase the registered capital of the subsidiary, subject to the approval from the PRC authorities, and are not available for dividend distribution to the shareholders. At December 31, 2009, 2010 and 2011, the registered capital was approximately RMB33,360,000, RMB35,664,000 and RMB98,843,000, respectively. At December 31, 2009, 2010 and 2011, the statutory reserve is fully funded.

Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s functional currency.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

20.                               COMMITMENTS

Operating lease commitments

The Company leases offices, warehouses, factory premises and retail shops under non-cancellable operating lease arrangements. The leases have varying terms. Additionally, the Company is a party to certain advertising and design fees contracts.  Future minimum payments under these agreements are as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Leases:
Not later than one year	5,474	8,106	31,996
Later than one year and not later than five years	11,759	18,346	36,335
Total	17,233	26,452	68,331

Advertisement contract:
Not later than one year	19,376	—	2,848

Design fee
Not later than one year	—	1,700	—

21.                               SIGNIFICANT RELATED PARTY TRANSACTIONS

In addition to the related party information disclosed elsewhere in the financial statements, the following transactions occurred between the Company and related parties at terms agreed upon between the parties.  The rental agreement relates to a production facility leased from an entity controlled by the uncle of Mr. Hong.  The rental agreement expires in June 2013 and annual rent is RMB 4.3 million.  The Company also guarantees certain obligations of this entity (Note 24).  .

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Rental of production facilities	4,300	4,300	4,300

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

22.                                SEGMENT INFORMATION

Business segment

As the Company is engaged primarily in the sale of men’s fashionwear, no reporting by business segment is presented.

Geographical segment

As the business of the Company is engaged entirely in the PRC, no reporting by geographical location of operations is presented.

23.                               FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES

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

As of December 31, 2009, 2010 and 2011, the Company’s financial instruments mainly consisted of cash and bank balances, trade receivables, other receivables, trade payables, accrued liabilities, other payables, borrowings and convertible loans.

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

The Company performs ongoing credit evaluation of its customers’ financial position. The Company has a significant concentration of credit risk, as the Company’s trade receivables balances at December 31, 2009, 2010 and 2011, represented by 10 distributors in 2009 and 2010 and 13 distributors in 2011, comprises 98.4%, 96.9% and 99.1% of the total trade receivables balance for the respective financial years.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

23.                               FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES (continued)

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

The age analysis of trade receivables is as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Past due	—	—	72,626
Not past due	213,927	249,116	363,999

The Company’s major classes of financial assets are cash and bank balances and trade receivables.

Management believes that all significant bank deposits are with reputable banks and that all significant trade receivables are mainly customers of good credit- standing.

There is no trade receivable that is past due and/or impaired in 2009 and 2010 but there is trade receivables amounting to RMB72.6 million is past due in 2011. However, no impairment loss was recognised in profit or loss as the trade receivables were subsequently received.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirement in the short and long term. The bank borrowings for the financial years ended December 31, 2009, 2010 and 2011, have a maturity period of less than 1 year from the statement of financial position date.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

23.                               FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES (continued)

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

23.                               FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES (continued)

(iii) Market risk (continued)

	Effective interest rate	Floating interest rate	Fixed interest rate	Non- interest bearing	Total
The Company	%	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2009
Financial Assets
Cash and bank balances	0.337	141,569	—	—	141,569
Trade and other receivables		—	—	215,454	215,454
Prepayments		—	—	2,409	2,409
Fixed deposits pledged	0.213	2,175	—	—	2,175
		143,744	—	217,863	361,607
Financial Liabilities
Trade and other payables		—	—	51,496	51,496
Interest-bearing bank borrowings	7.71	—	17,050	—	17,050
Convertible loan	15.00	—	19,439	—	19,439
		—	36,489	51,496	87,985
As of December 31,2010
Financial Assets
Cash and bank balances	0.36	367,731	—	—	367,731
Trade and other receivables		—	—	249,857	249,857
Prepayments		—	—	2,313	2,313
Fixed deposits pledged	0.85	1,054	—	—	1,054
		368,785	—	252,170	620,955
Financial Liabilities
Trade and other payables		—	—	70,582	70,582
Interest-bearing bank borrowings	6.39	—	56,700	—	56,700
Convertible loans	15.00	—	40,961	—	40,961
		—	97,661	70,582	168,243
As of December 31, 2011
Financial Assets
Cash and bank balances	0.46	690,457	—	—	690,457
Trade and other receivables		—	—	446,897	446,897
Fixed deposits pledged	1.62	1,670	—	—	1,670
		692,127	—	446,897	1,139,024
Financial Liabilities
Trade and other payables		—	—	70,760	70,760
Interest-bearing bank borrowings	6.72	44,600	30,350	—	74,950
		44,600	30,350	70,760	145,710

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

23.                               FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES (continued)

(iii) Market risk (continued)

The Company’s interest-bearing bank borrowings in 2009, 2010 and 2011 are at fixed or floating interest rate are denominated mainly in Renminbi. Fluctuations in the interest rate of bank borrowings and the convertible loan will not have a significant impact on the Company’s net profit for years ended December 31, 2009, 2010 and 2011.

24.                               CONTINGENT LIABILITIES

The Company has issued guarantees to a financial institution for bank borrowings of an entity controlled by the uncle of Mr. Hong.  The Company’s guarantee is for loan agreements (generally short term borrowings) entered into or to be entered into by the entity through May 2012.  The maximum amount of bank borrowing that may be guaranteed was as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Corporate guarantees	6,000	6,000	6,000

At December 31, 2009, 2010 and 2011, bank borrowings outstanding under guarantees were RMB 5.0 million, nil and RMB6.0, respectively.

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

25.                               CAPITAL MANAGEMENT (continued)

The Company monitors capital on the basis of the debt-to-adjusted capital ratio. This ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debts less cash and cash equivalents. Adjusted capital comprises all components of equity including share capital, share premium, retained earnings and other reserves. The Company has debt-to-adjusted capital ratio of (0.142), (0.387) and (0.514) for financial years ended December 31, 2009, 2010 and 2011, respectively

26.                               FINANCIAL INSTRUMENTS

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

On the same day, the board of directors authorized the grant of restricted stock to Mr. Chi Hon Tsang, the Company’s chief financial officer, in the amount of 0.5% of the Company’s issued and outstanding share capital, on a fully dilutive basis, immediately following the completion of the Company’s initial public offering pursuant to the 2010 Equity Incentive Plan and 553,613 restricted stock has been granted to Mr.  Tsang Chi Hon, chief financial officer of the Company and the rights vested over a period of six months based on the initial public offering price (US$7.00). The restricted stock was issued in August 2011.

The Company has been recognizing share-based compensation in relation to awards issued under the 2010 Equity Incentive Plan and the share purchase agreement between Fame Brilliant and Mr. Wang based on the fair value of the equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

27.                               SHARE-BASED PAYMENTS (continued)

The Company determines the fair value of share options granted to employees and directors under the 2010 Equity Incentive Plan using option pricing models which consider the exercise price relative to the market value of the underlying shares, the expected share price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants will be outstanding before they are ultimately exercised.

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

No awards were made under the 2010 Equity Incentive Plan during the year ended December 31, 2011 except for the share-based payment as aforesaid

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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