Form 20-F
period 2012-12-31
ZUOAN FASHION LTD
filed 2013-04-30
CIK 1501176

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-35031

ZUOAN FASHION LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

CAYMAN ISLANDS
(Jurisdiction of incorporation or organization)

Building 1, Lane 618, Dingyuan Road, Songjiang District, Shanghai 201616, China
(Address of principal executive offices)

James Jinshan Hong

Chairman and Chief Executive Officer

Telephone: (86)-21-5653-5558

E-mail: jameshong@zuoancn.com

Facsimile: (86)-21-5653-5557

Building 1, Lane 618,

Dingyuan Road, Songjiang District,

Shanghai 201616, China

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

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐   No ☐

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

Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐   No ☐

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

CERTAIN CONVENTIONS

Except where the context otherwise requires and for purposes of this annual report only:

•                  “we,” “us,” “our company” and “our” refer to Zuoan Fashion Limited, a Cayman Islands company, or Zuoan Cayman, and its subsidiaries and predecessor entities;

•                  “ordinary shares” refers to our ordinary shares, par value $0.00025 per share;

•                  “ADSs” refers to our American depositary shares, each of which represents four ordinary shares;

•                  “China” or “PRC” refers to the People’s Republic of China and, for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan; and

•                  “RMB” and “Renminbi” refer to the legal currency of China.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated statements of financial position data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements included herein, which were prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB. The selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2008 and 2009 and the selected consolidated statements of financial position data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements that have not been included herein, which were prepared in accordance with IFRS. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

Consolidated Statements of Comprehensive Income Data:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues	598,344	693,089	872,085	1,230,881	1,427,367	229,128
Cost of sales	(355,640)	(411,165)	(515,158)	(686,890)	(759,285)	(121,874)
Gross profit	242,704	281,924	356,927	543,991	668,082	107,235
Other income	1,783	898	868	2,414	5,604	900
Selling and distribution expenses	(49,666)	(53,373)	(61,486)	(136,704)	(199,152)	(31,966)
Administrative expenses	(18,572)	(22,176)	(37,382)	(56,590)	(70,680)	(11,345)
Finance costs	(360)	(1,018)	(8,602)	(4,194)	(6,244)	(1,002)
Profit before taxation	175,889	206,255	250,325	348,917	397,610	63,821
Income tax expense	(43,206)	(52,357)	(67,324)	(93,226)	(102,230)	(16,409)
Profit after taxation	132,683	153,898	183,001	255,691	295,380	47,412
Earnings per ordinary share
Basic	1.66	1.92	2.29	2.39	2.65	0.43
Diluted	1.66	1.92	2.29	2.37	2.65	0.43
Earnings per ADS
Basic	6.63	7.69	9.15	9.54	10.62	1.70
Diluted	6.63	7.69	8.75	9.47	10.62	1.70
Pro forma earnings per ordinary share, diluted (unaudited)	—	1.85	2.19	—	—	—

Consolidated Statements of Financial Position Data:

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-current assets
Property, plant and equipment	2,559	2,043	2,720	17,511	4,658	748
Deferred offering cost	—	—	5,757	—	—	—
Total non-current assets	2,559	2,043	8,477	17,511	4,658	748
Current assets
Inventories	8,319	17,409	22,339	26,082	24,340	3,907
Trade and other receivables	142,066	215,454	249,857	446,897	608,466	97,666
Prepayments	—	2,409	2,313	223	100	16
Fixed deposits—pledged	5,905	2,175	1,054	1,670	9,619	1,544
Cash and cash equivalents	70,625	141,569	367,731	690,457	918,451	147,422
Total current assets	226,915	379,016	643,294	1,165,329	1,560,976	250,554
Total assets	229,474	381,059	651,771	1,182,840	1,565,634	251,302
Total current liabilities	104,198	101,912	188,068	170,036	256,271	41,134
Net assets	125,276	279,147	463,703	1,012,804	1,309,363	210,167

Consolidated Statements of Cash Flow Data:

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	174,782	41,272	165,479	75,983	180,968	29,047
Net cash (used in)/generated from investing activities	(284)	233	(489)	(15,759)	(5,609)	(900)
Net cash (used in)/generated from financing activities	(127,515)	29,439	61,172	267,429	53,300	8,555
Cash and cash equivalents at period end	70,625	141,569	367,731	690,457	918,451	147,422

Selected Operating Data:(1)

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
Revenues (in thousands of RMB)	598,344	693,089	872,085	1,230,881	1,427,367
Units sold (in thousands)	4,723	5,325	6,667	7,862	8,102
Average selling price (RMB per unit(2))	127	130	131	157	176
Cost of sales (in thousands of RMB)	355,640	411,165	515,158	686,890	759,285
Unit cost (RMB per unit(2))	75	77	77	87	94
Gross margin (%)	40.6	40.7	40.9	44.2	46.8

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

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report on Form 20-F contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.2301 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2134
March	6.2108	6.2154	6.2246	6.2105
April (through April 26)	6.1647	6.1883	6.2078	6.1647

Source: H.10 statistical release of the U.S. Federal Reserve Board

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

Brand image is a key factor in consumer purchasing decisions for menswear products. We are committed to building our Zuoan brand through the introduction of stylish and quality designs as well as through our promotional activities. We derive substantially all of our revenues from sales of our Zuoan products in China, and our success depends on market perception and acceptance of the Zuoan brand and the “fashionable elegance” culture, lifestyle and images associated with the brand. We have limited control over our distributors that we rely upon to sell our products, which may limit our ability to ensure a consistent brand image. See “—Risks Related to Our Business—We have limited control over the ultimate retail sales by our distributors, their sub-distributors and the retail stores they operate and our business may be negatively affected if our distributors or their sub-distributors fail to comply with our retail policies and brand management.” If we are unable to successfully promote and maintain our Zuoan brand, our business and results of operations may be materially and adversely affected. Any negative publicity or disputes in China regarding our Zuoan brand, our products, our company, our management, our sponsored organizations or individuals, or our distributors or sub-distributors could materially and adversely affect public perception of our Zuoan brand, which in turn could materially and adversely affect our business and results of operations.

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

We sell a vast majority of our products in China through our distributors, who in turn sell our products to consumers through retail stores directly operated by them or by their sub-distributors. As of December 31, 2012, we had 1,322 retail stores operated by our distributors and their sub-distributors, compared to seven direct stores operated by us. Sales to our top three distributors accounted for 44.6%, 37.0% and 34.7% of our revenues in 2010, 2011 and 2012, respectively. Our distributors are not contractually obligated to purchase minimum quantities of our products or to work with us on an exclusive basis. Our dependence on distributors increases their bargaining power with us and the need for us to maintain good relationships with them. To the extent that any distributor ceases to cooperate with us for any reason and we are not able to find a suitable replacement in a timely manner, we may lose significant business. To the extent that our large distributors significantly reduce their purchases from us due to the deterioration of their financial position or other reasons, our sales would be materially and adversely affected. In addition, we may have to offer volume-based discounts or more favorable credit terms to our distributors in the future, which may lower our operating profit. As we rely to a large extent on our distributors for the sale of our products, our future growth will also depend on the performance of our distributors and their ability to expand their business and sales networks. In addition, any consolidation, restructuring, reorganization or other ownership change in our distributors may have a material adverse effect on our sales. We generally enter into agreements with our distributors for a term of three years. There is no assurance that we will be able to renew our distribution agreements or renew such agreements on terms that are favorable to us. In addition, there is no assurance that one or more of our major distributors will not breach their distribution agreements or fail to comply with their obligations thereunder. In such event or events, our results of operations may be materially and adversely affected.

We have limited control over our distributors, their sub-distributors and the retail stores they operate, and our business may be negatively affected if our distributors or their sub-distributors fail to comply with our retail policies and brand management.

We collaborate with our distributors and sub-distributors to implement our retail and brand management policies in the retail stores which they operate. As of December 31, 2012, 1,322 out of a total of 1,329 Zuoan stores were operated by our distributors or their sub-distributors. We rely on agreements with our distributors to impose our retail policies on the stores operated by such distributors and their sub-distributors. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with our distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that our distributors need to comply with our brand management policies and pricing and store management guidelines. In addition, we do not have direct contractual relationships with the sub-distributors, and we rely on our distributors to oversee these sub-distributors. As a result, we have limited control over ultimate retail sales by our distributors, their sub-distributors and the retail stores they operate. If our distributors or their sub-distributors fail to comply with our retail policies, we may not be able to effectively manage our sales network or maintain a uniform brand image, which may negatively impact how our brand is perceived by consumers. In addition, if our distributors fail to meet our retail targets either because they are unable to open a sufficient number of new retail stores or are otherwise unsuccessful in selling our products, our results of operations may be materially and adversely affected. Although we have the right to impose penalties, suspend supplies of our products, or replace any of our distributors for breach of retail policies, we may be unable to find replacement distributors in a timely manner. As a result, our business and results of operations may be materially and adversely affected.

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

We have grown rapidly over recent years. The number of retail stores operated by our distributors or their sub-distributors increased from 1,070 as of December 31, 2010 to 1,244 as of December 31, 2011 and further to 1,322 as of December 31, 2012. We intend to continue to expand our network of retail stores, and we rely to a large extent on our distributors and their sub-distributors for such expansion. We coordinated with our distributors to establish annual targets for the number of new retail stores. However, there is no assurance that our distributors are able to meet our expansion targets. For example, our distributors did not open up enough new direct and flagship stores in accordance with our targets in 2012 due to the economic downturn since the second half of 2012 in China. We have also opened new direct stores as flagship stores, which has placed significant strain on our managerial, operational and financial resources. In addition, we may not be able to secure desirable locations for our flagship stores on economically viable terms. For example, we failed to obtain suitable locations for our directly operated flagship stores in Shanghai in 2011 and 2012 and as a result were only able to open direct stores in Shanghai instead. We have introduced a new generation layout and design for Zuoan retail stores and flagship stores, and we need to bear the costs of such upgrades. In connection with our expansion plans, we may also need to establish information systems across our flagship store distribution network. We cannot assure you that our personnel, systems, procedures and controls will be adequate to implement our business plans or support our future growth. Additionally, we may not be able to obtain sufficient funds to finance our expansion plans. If our expansion efforts are unsuccessful or our management systems are insufficient, our financial condition and results of operations could be materially and adversely affected.

We are exposed to the credit risks of our distributors.

We generally provide credit terms of up to 90 days to our distributors. However, since the third quarter of 2012, we extended credit terms to up to 120 days for certain of our distributors who experienced difficulties in collecting from their sub-distributors due to the economic downturn since the second half of 2012 in China. As of December 31, 2012, we have not experienced any significant difficulty in collections or made any provision for bad or doubtful debts. However, our sales going forward may rely more heavily on credit, and we may be unable to collect these accounts receivable in full or at all. Failure by our distributors to pay us in a timely manner or at all could have a material adverse effect on our financial condition and results of operations.

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

We relied on independent third-party contract manufacturers for the production of a significant portion of our products and will rely on such manufacturers for production of all our products going forward. Any material disruption to the supply from such manufacturers would materially and adversely affect our results of operations.

We outsource the production of a significant portion of our products to third-party contract manufacturers. Contract manufacturing costs represented 93.4%, 94.4% and 97.0% of our total cost of sales in 2010, 2011 and 2012, respectively. In addition, most of our outsourced products are produced by a small number of contract manufacturers. In 2012, contract manufacturing costs attributable to our top five contract manufacturers represented 48.3% with contract manufacturing costs attributable to our largest contract manufacturer accounting for 12.1% of our total cost of sales. Furthermore, in October 2012, we decided to concentrate on brand development and construction of new logistics centers and warehousing facilities going forward and as a result closed our sole production facility in Jinjiang, Fujian Province, after which we outsourced production of all our products to third-party contract manufacturers.

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

Our results of operations may be adversely affected by an increase in the cost of raw materials or labor costs for our outsourced contract manufacturing.

We price our products based on each item’s production costs and a targeted product margin, while also taking into account other important factors, such as the price ranges offered by comparable fashion casual menswear companies, our market position and consumer spending power. Cost of raw materials, such as fabrics and accessories, and labor costs constitute important components in the production costs for our outsourced contract manufacturing. We do not maintain long-term contracts with our contract manufacturers, and prices that we pay for such outsourced products may increase due to increased raw material or labor costs as a result of greater industry demand or supply shortages. If we are unable to reduce the costs of our outsourced production, or pass on such increase in the cost of raw materials, labor or outsourced products to our customers, our profitability may be materially and adversely affected.

Any significant damage to our primary warehousing facility could have a material adverse effect on our results of operations.

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

The success of our business depends on our product designs and other proprietary information. Our standard employment agreements for members of our product design and development team and our executive officers contain confidentiality provisions. We typically limit access to our new season collections to a small number of distributors prior to our sales fair. However, there is no assurance that our measures to maintain confidentiality will be effective and there will be no unauthorized disclosure of our proprietary information. Any breach of confidentiality may adversely affect our business and results of operations. In addition, after we closed our own production facility in October 2012, we had to outsource the production of our most exclusive and fashion-forward products to our contract manufacturers. We cannot assure you that such manufacturers will give maximum confidentiality protection to their production as we did at our own production facility.

We face possible infringement of our trademarks and other intellectual property rights and counterfeiting of our products.

We believe our trademarks and other intellectual property rights are important to our success and competitive position and recognize the importance of registering the trademarks related to our Zuoan brand for protection against infringement. As of December 31, 2012, we had 23 registered trademarks in China in the classes relevant to our business. See “Item 4.B. Business Overview—Intellectual Property.” We are not aware of any material violations or infringements of our trademarks and intellectual property rights. However, third parties may in the future attempt to challenge the ownership and/or validity of our intellectual property rights. In addition, our business is subject to the risk of third parties counterfeiting our Zuoan brand products or otherwise infringing our intellectual property rights. Such unauthorized use of our brand in counterfeit products could not only result in potential revenue loss, but also an adverse impact to our brand equity and perceptions of our products quality. We may not always be successful in securing protection for our intellectual property rights, in preventing the production and sale of counterfeit products and preventing other infringements of our intellectual property rights. Protections offered by PRC intellectual property laws and the enforcement of these protections may not be as effective as in some other countries. We may need to resort to litigation in the future to enforce our intellectual property rights. Any such litigation could result in substantial costs and a diversion of our resources. Our failure to protect and enforce our intellectual property rights could have a material adverse impact on our reputation, business and results of operations.

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

Many of our senior management have been with us for more than seven years. Their talent, effort, experience and leadership are critical to the success of our business. In particular, the leadership of Mr. James Jinshan Hong, or Mr. James Hong, our chairman and chief executive officer, in the design, marketing and operational areas of our business has been a critical element of our success since the inception of our company. The loss of services of Mr. James Hong or any negative market or industry perception with respect to him could have a material adverse effect on our business. In addition, Mr. Chaoshen Wang, our chief operating officer, and other members of our senior management also have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also have a material adverse effect on us. We have entered into three-year contracts, including non-compete undertakings, with all of our executive officers and senior management. However, there can be no assurance that such contracts will not be terminated or breached, nor can there be assurance that the contracts will be enforceable. In addition, we are not protected by any key-man or similar life insurance covering Mr. James Hong and other members of senior management.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. However, as we are an “emerging growth company” as defined under the Jumpstart Our Business Startups Act, or the JOBS Act, and a non-accelerated filer, we are not subject to the requirements of Section 404(b) and therefore our independent registered public accounting firm does not report on the effectiveness of our internal control over financial reporting. See “—We are an ‘emerging growth company’ and may not be subject to requirements that other public companies are subject to, which could harm investor confidence in us and our ADSs” below.

Management concluded that our internal control over financial reporting was effective as of December 31, 2012. However, we had identified several “significant deficiencies” in our internal control over financial reporting as of December 31, 2012 relating to (i) the control procedures relating to payroll, a significant portion of which is currently paid in cash, and (ii) lack of effective policies and procedures to ensure that all transactions were supported by sufficient documentation. As the relevant standards are modified, supplemented or amended from time to time, we may identify other deficiencies or material weaknesses that we may not be able to remedy in a timely manner, and we cannot assure you that we will be able to maintain the effectiveness of our internal control over financial reporting on a continuing basis in the future. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

We are an “emerging growth company” and may not be subject to requirements that other public companies are subject to, which could harm investor confidence in us and our ADSs.

On April 5, 2012, President Barack Obama signed into law the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain requirements for qualifying public companies. We are an “emerging growth company” as defined under the JOBS Act and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including an exemption from the requirement to comply with the auditor attestation requirements of Section 404 and an exemption from the requirement to adopt and comply with new or revised accounting standards at the same time as other public companies. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of US$1.0 billion or more; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our outstanding ordinary shares that are held by non-affiliates is US$700 million or more as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

The JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We may be exposed to product liability or personal injury claims, which may materially and adversely affect our reputation and business.

As of December 31, 2012, all of our products were sold in China. We may be exposed to product liability claims, such as excessive pH values in our products, which may be harmful to consumers. As a result, we may have to expend significant financial and managerial resources to defend against such claims. We believe that such product liability claim risks will increase as legal concepts in product liability claims begin to develop and mature in China. We currently outsource the manufacturing of all our products, and may not have effective or sufficient control over the quality of those products. We cannot give any assurance that our reputation, business, financial condition, results of operations and prospects will not be materially and adversely affected by a successful product liability claim against us. We may incur significant costs and expenses to defend against such claims or enter into settlement agreements. We may be fined or sanctioned and our reputation and brand may be negatively impacted, which could materially and adversely affect our reputation, business, prospects, financial condition and results of operations.

We may not have insurance coverage that is adequate to cover potential liability or losses.

We face various risks in connection with our businesses and may lack adequate insurance coverage or may not have the relevant insurance coverage. We maintain insurance coverage for our raw materials and inventory. However, we do not have insurance coverage on interior decoration as such insurance is currently unavailable in China. Furthermore, as is typical in China, we do not maintain product liability insurance, business interruption insurance or third-party liability insurance against claims for property damage, personal injury and environmental liabilities. If we incur substantial losses or liabilities and our insurance coverage is unavailable or inadequate to cover such losses or liabilities, our financial condition and results of operations may be materially and adversely affected.

Deterioration in general economic and financial conditions could decrease consumer demand for our products, which may have a material adverse effect on our business, results of operations and liquidity.

Consumer purchases of discretionary items, including our products, generally decline during recessionary periods and other periods where disposable income is adversely affected. Our performance is subject to factors that affect the general economy in China, including worldwide economic conditions, individual income levels, interest rates, currency exchange rates, recession, inflation, deflation, political uncertainty, taxation, stock market performance, unemployment level, general consumer confidence, consumer debt and other macroeconomic factors. The combination of these factors may cause consumer spending to deteriorate significantly, which may result in consumers purchasing products from lower priced competitors or to defer purchases of fashion apparel products altogether. For instance, although we have sustained our growth, our growth rate was not as high as projected due to the negative impact of the global economic downturn on general market demand. Economic uncertainty could also have a material adverse effect on the market demand for our products, sales and results of operations.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will continue and what effects it may have on China’s economy and our business. In response to the global financial crisis and economic downturn, the PRC government adopted various measures aimed at expanding credit and stimulating economic growth, such as decreasing the PBOC statutory deposit reserve ratio and lowering benchmark interest rates. For example, the PBOC decreased the statutory reserve ratio three times consecutively in December 2011, February 2012 and May 2012, respectively. It also decreased the benchmark interest rates by 25 basis points in June 2012.  In particular, the PBOC decided to cut financial institutions RMB benchmark deposit and lending interest rates since July 6, 2012. The one-year benchmark deposit rate was cut by 0.25 percentage points, and year benchmark lending interest rate was cut by 0.31 percentage points. However, it is unclear whether the PRC economic policies will be effective in sustaining stable economic growth in the future.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the political and economic conditions and foreign exchange policies of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the Renminbi traded within a narrow range against the U.S. dollar. Since June 2010 the Renminbi has further appreciated against the U.S. dollar, from approximately RMB6.83 per U.S. dollar as of June 1, 2010 to approximately RMB6.1647 per U.S. dollar as of April 26, 2013. It is difficult to predict how Renminbi exchange rates may change going forward.

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

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies owned by such PRC residents, referred to in the notice as an “offshore special purpose vehicle.” SAFE has further issued a series of implementation guidance, including the most recent Notice of SAFE on Printing and Distributing the Rules for the Implementation of the Operating Procedure of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Vehicles, or Circular 19, which has come into effect as of July 1, 2011. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles. These regulations may apply to our shareholders who are PRC residents or have PRC residents as their ultimate owners and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to October 2005, direct or indirect investments in offshore special purpose vehicles are required to register those investments. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose vehicle in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. Moreover, any subsidiary of such offshore special purpose vehicle in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any shareholder who is considered as a PRC resident by SAFE fails to make the required registration or to update the previously filed registration, the subsidiary of such offshore special purpose vehicle in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the offshore special purpose vehicle, and the offshore special purpose vehicle may also be prohibited from making additional capital contribution into its subsidiary in China.

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

As a holding company, we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2012, reserves with a total amount of RMB49.4 million (US$7.9 million) were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, in the future, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. The inability of our PRC subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

Under the SAFE regulations, PRC residents who participate in an employee stock ownership plan or stock option plan in an overseas publicly-listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4.B. Business Overview—Regulations—Regulations on Employee Stock Option Plans.” We and our PRC citizen employees who will be granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions.

Under the EIT law, we may be considered a PRC “resident enterprise.” As a result, we may be subject to 25% PRC enterprise income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both effective from January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The implementing rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. On July 27, 2011, the State Administration of Taxation issued the Administrative Measures on Income Tax of Chinese-controlled Resident Enterprises Incorporated Overseas (Trial), or Circular 45, which became effective on September 1, 2011, to supplement the implementation of Circular 82 and other tax laws and regulations. Circular 45 clarifies certain issues related to resident status determination, post determination administration and competent tax authorities. Although Circular 82 and Circular 45 apply only to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in such circulars may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, or by PRC or foreign individuals. Accordingly, we may be considered a “resident enterprise” and may therefore be subject to the enterprise income tax at 25% on our worldwide income, which may increase our tax burden in the future. If we are treated as a PRC “resident enterprise,” although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries should qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the State Administration of Taxation, which enforces the withholding tax, has not yet issued guidance with respect to the processing of outbound remittances to offshore companies controlled by individuals and/or foreign enterprises that are treated as resident enterprises for PRC enterprise income tax purposes and also because the dividends of our PRC subsidiaries are paid to our Hong Kong subsidiary in the first instance.

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

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as Zuoan Dress Co., Ltd., Shishi, or Shishi Zuoan, our PRC subsidiary, were exempt from PRC withholding tax. Under the EIT Law, starting from 2008, dividends paid by a PRC foreign-invested enterprise to its immediate parent company outside the PRC are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to a special tax arrangement between Hong Kong and China, such rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise. In October 2009, the State Administration of Taxation further issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Agreements, or Circular 601, and certain other related rules. According to Circular 601, non-resident enterprises that cannot provide valid documents evidencing their beneficial ownership may not be approved to enjoy tax treaty benefits. For this purpose, the term “beneficial owners” refers to individuals, enterprises or other organizations which are normally engaged in substantive operations. These rules provide that a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, is not a “beneficial owner.” As a result, although Shishi Zuoan is currently wholly owned by our Hong Kong subsidiary, any dividends paid by Shishi Zuoan to our Hong Kong subsidiary might not qualify for the preferential withholding tax rate of 5% under the tax treaty and might be subject to withholding tax at a rate of 10% if our Hong Kong subsidiary does not qualify as a beneficial owner of Shishi Zuoan.

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

On June 29, 2007, the National People’s Congress of China enacted the PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law established more restrictions and increased costs for employers to dismiss employees under certain circumstances, including specific provisions relating to fixed-term employment contracts, non-fixed term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. Under the Labor Contract Law, unless otherwise provided by law, an employer is obligated to sign a labor contract with a non-fixed term with an employee, if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, or if the employee has worked for the employer for 10 consecutive years. Severance pay is required if a labor contract expires and is not renewed because of the employer’s refusal to renew or seeking to renew with less favorable terms. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation of five to 15 days, depending on the employee’s number of years of employment. Employees who waive such vacation at the request of employers are entitled to compensation that equals to three times their regular daily salary for each waived vacation day. As a result of these new labor protection measures, our labor costs and those of our third-party contract manufacturers are expected to increase, which may adversely affect our business and our results of operations. It is also possible that the PRC government may enact additional labor-related legislations in the future, which would further increase our labor costs and affect our operations and those of our third-party contract manufacturers.

Any recurrence of severe acute respiratory syndrome, or SARS, pandemic avian influenza or an increase in the severity of H1N1 influenza or any other widespread public health problem could adversely affect our business and results of operations.

Our business could be adversely affected by the effects of SARS, pandemic avian flu, H1N1 influenza or other epidemics or outbreaks. China reported a number of cases of SARS in 2004. There have been recent reports of occurrences of avian flu caused by the H9N7 virus in various parts of China, including a few confirmed human cases. Since 2009, China and other countries and regions have reported several occurrences of H1N1 influenza. Any prolonged recurrence of SARS, avian flu, H1N1 influenza or any other adverse public health developments in China may have a material adverse effect on our business operations, because such incidents could result in quarantines or closures of our offices, manufacturing facilities and retail outlets, travel and transportation restrictions, import and export restrictions and a general slowdown in China’s economy. In addition, the World Health Organization and the PRC government may recommend or impose other measures that could cause significant interruption to our business operations. Any of the foregoing events or other unforeseen consequences of public health problems could materially adversely affect our business, financial condition and results of operations.

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, the securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to increasing volatility in the global stock markets, such as the significant decline in share prices in the United States, China and other jurisdictions in early 2009 and the second half of 2011 and 2012. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

Although our ADSs are traded on the New York Stock Exchange, the trading volume of our ADSs has generally been very low. Investor interest in us may not be as strong as in U.S. companies because we may not be adequately covered by securities research analyst reports as a PRC-based company. The lack of coverage could negatively impact investor interest and the level of trading in our ADSs. Reported average daily trading volume in our ADSs was approximately 12,183 ADSs for the three months ended March 31, 2013 compared to approximately 16,123 ADSs for three months ended March 31, 2012. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for you to buy or sell your ADSs at a price that is attractive to you.

Your interest in our ADSs will be diluted as a result of our 2010 Equity Incentive Plan or other stock option grants.

In December 2010, we established the 2010 Equity Incentive Plan to help us recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3% of our issued share capital immediately, assuming full exercise of all awards that may be granted under the plan. For a description of this plan, see “Item 6.D. Employees—Share-Based Compensation Plans.” The exercise of options to be granted under the 2010 Equity Incentive Plan would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS. In 2011, we granted 553,613 restricted shares to Mr. Chi Hon Tsang, our chief financial officer. The issuance of such restricted shares had resulted in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore resulted in a dilution in the earnings per ordinary share and per ADS in 2011. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

We may be a passive foreign investment company for U.S. federal income tax purposes for our taxable year ended December 31, 2012 or any other taxable year.

In general, a non-U.S. corporation is a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.  Cash is generally passive for these purposes.  Because our cash balances have significantly increased over time and are substantial, we may be a PFIC if the total value of our assets is determined based on their book value or by reference to the trading price of our ADSs (which is volatile and generally decreased during 2012).  We have not obtained (and do not intend to obtain) valuations of our assets in order to make a determination of our PFIC status for 2012 or any other taxable year.  As the determination of PFIC status is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time, and because our cash balances may continue to increase over time, there can be no assurance that we will not be a PFIC for any taxable year.  If we were a PFIC for any year during which a U.S. holder holds ordinary shares or ADSs, we would generally continue to be treated as a PFIC with respect to that U.S. holder for all succeeding years during which the U.S. holder holds the ordinary shares or ADSs.  If we are a PFIC, U.S. holders of our shares or ADSs may be subject to certain adverse U.S. federal income tax consequences.  See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Mr. James Hong, our founder, beneficially holds a majority interest in our company and has significant influence over our management and his interests may not be aligned with our interests or the interests of our other shareholders.

Currently, our founder, Mr. James Hong, who is also our chairman and chief executive officer, beneficially owns 55.0% of our outstanding ordinary shares on an as-converted basis. See “Item 7.A. Major Shareholders.” The interests of this shareholder may conflict with the interests of our other shareholders. Our founder has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We commenced our garment manufacturing operations in June 1999. Our Zuoan trademark was originally registered in 2001 by Fujian Aidu Industry and Trading Co., Ltd., a company wholly owned by the family of Mr. James Hong, our founder. In April 2002, Shishi Zuoan, was incorporated and commenced operations as a foreign-invested enterprise. The then sole shareholder of Shishi Zuoan was Ms. Siu Fong Or, wife of Mr. James Hong and a Hong Kong resident. Shishi Zuoan subsequently migrated to our current business as a designer brand of fashion casual menswear.

In February 2008, we set up a holding company structure by establishing Fast Boost Holdings Limited, or Fast Boost, in the British Virgin Islands. Fast Boost established a wholly owned subsidiary, Champion Goal Holdings Limited, or Champion Goal, in July 2008 in Hong Kong. Champion Goal then acquired all the equity interests in Shishi Zuoan in September 2008.

We incorporated Zuoan Cayman in August 2010. On October 5, 2010, Fast Boost became the wholly owned subsidiary of Zuoan Cayman through a share exchange through which Zuoan Cayman acquired all of the issued and outstanding shares of Fast Boost, and issued ordinary shares to the shareholders of Fast Boost. Upon completion of the share exchange, Zuoan Cayman became our ultimate holding company.

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

We sell our products through an extensive distribution network covering 31 of China’s 32 provinces and centrally administered municipalities, as well as through our direct stores. Our products are primarily sold to customers through retail stores operated by our distributors and their sub-distributors.

To further promote our brand awareness and improve the performance of Zuoan retail stores, we have adopted a strategy of opening flagship stores, both distributor-operated and directly operated, at prime locations in major cities in China from early 2010. These flagship stores are significantly larger than most of our existing stores and offer the complete line of our collections. Our distributors have opened 63 flagship stores in 21 provinces. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. As of December 31, 2012, we still had seven direct stores in Shanghai which we opened in 2011 and 2012 as we were unable to locate suitable locations for directly operated flagship stores.

In October 2012, we further transferred all of our directly operated flagship stores to our distributors as a result of our efforts to streamline our internal operational infrastructure in order to reduce expenses and improve financial performance. As the market condition becomes increasingly challenging, we have experienced difficulties in recruiting and retaining managerial staff for our flagship stores and also in managing our inventories. Since our distributors are more experienced in operating stores and inventories than us, we believe that to transfer our flagship stores to certain distributors, who collectively run 37 Zuoan flagship stores of their own, allows us to concentrate on our core strengths in design-driven fashion and brand visibility and at the same time improves the performance of these transferred flagship stores.

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

Products

We focus on the design and distribution of fashion menswear, including apparel and accessories. Our apparel products include blazers, jackets, sweaters, shirts, T-shirts, leather jackets, down jackets, pants and jeans. Accessories include shoes, bags, ties, belts, socks and scarves. Most of our products are designed to appeal to urban males between the ages of 20 and 40 with moderate-to-high disposable incomes. In 2012, the suggested retail prices of our products ranged from RMB189 to RMB5,589 for our apparel products and RMB28 to RMB1,799 for our accessory products.

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

Sales

General

We sell the substantial majority of our products to our distributors who in turn sell them to retail customers through Zuoan branded retail stores operated by our distributors or their sub-distributors. We believe that our distribution business model which depends primarily on wholesale distributors is commonly adopted by brand owners in China. By selling directly to our distributors, we can recognize revenues upon delivery to our distributors and delegate the distribution responsibilities to our distributors and, through them, to sub-distributors. This allows us to distribute our Zuoan merchandise to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub-distributors. This also minimizes our inventory and sales risks while allowing us to allocate our resources to our core competitive strengths of design, brand management and product development. We believe that our cooperation with distributors has enabled us to expand our business and accelerate our sales growth at much lower costs and operational risk and achieve brand recognition throughout China. Over the years, we have established a nationwide distribution network covering 31 of China’s 32 provinces and centrally administered municipalities as of December 31, 2012.

The following diagram illustrates the relationship among our company, distributors and sub-distributors, retail stores and end-consumers as of December 31, 2012:

Our Distributors

Network of Distributor-Operated Retail Stores

As of December 31, 2012, we had 16 distributors who operated 1,322 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in street-side or commercial centers, including department stores or shopping malls, in their cities. We appointed three new distributors in October 2012 in order to diversify our distributor base and reduce our reliance on current distributors. The average floor area of Zuoan retail stores was approximately 79 square meters as of December 31, 2012. We do not have any ownership in, or contractual relationship with, these retail stores, but in the distribution agreements, we require distributors and their sub-distributors to sell only Zuoan products in these retail stores. Distributors are responsible for selecting and ordering products from us and overseeing the sales in the retail stores operated by them and their sub-distributors. The number of Zuoan retail stores has grown significantly in recent years from 1,101 as of December 31, 2010 to 1,270 and 1,329 as of December 31, 2011 and 2012, respectively, with the aggregate floor area increasing from 76,235 square meters as of December 31, 2010 to 95,998 square meters and 105,303 square meters as of December 31, 2011 and 2012, respectively. In 2010, 2011 and 2012, sales to distributors accounted for 95.1%, 94.8% and 94.3% of our revenues, respectively.

The following table lists by region the number of Zuoan retail stores operated by distributors and sub-distributors as of the dates indicated:

	As of December 31,
	2010		2011		2012
	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors
Anhui	—	9	—	13	14	26
Beijing	21	15	27	9	9	—
Chongqing	16	8	23	17	7	—
Fujian	—	28	—	45	11	10
Gansu	—	4	—	6	2	28
Guangdong	—	2	2	6	5	10
Guangxi	—	1	—	5	—	54
Guizhou	19	17	21	19	—	18
Hainan	—	—	—	—	3	3
Heilongjiang	—	34	—	34	—	71
Hebei	—	31	—	40	—	58
Henan	10	30	13	34	1	94
Hubei	17	62	17	65	16	55
Hunan	24	97	31	107	11	79
Inner Mongolia	—	21	1	21	—	28
Jiangsu	18	96	22	109	9	101
Jiangxi	—	9	9	1	4	46
Jilin	1	41	—	40	—	37
Liaoning	25	83	25	85	7	77
Ningxia	—	—	—	—	—	17
Qinghai	—	—	—	2	—	2
Shaanxi	—	22	—	30	—	38
Shandong	—	79	17	74	17	76
Shanxi	—	15	—	27	18	23
Sichuan	—	106	24	90	10	81
Tianjin	—	1	—	4	11	—
Tibet	—	7	—	7	—	7
Xinjiang	14	18	15	23	15	16
Yunnan	—	2	—	6	9	33
Zhejiang	11	56	17	61	1	54
Subtotal	176	894	264	980	180	1,142
Total		1,070		1,244		1,322

To further promote our brand image and improve the performance of Zuoan retail stores, since early 2010 we have begun to encourage distributors to open flagship stores at prime locations in major cities in China. These flagship stores are significantly larger than most of the existing retail stores and direct stores and offer the complete line of our collections. Our distributors have opened 63 flagship stores in 21 provinces as of December 31, 2012. We plan to continue the opening of flagship stores through distributors and significantly expand our network of flagship stores in the future.

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

•                  Payment and Delivery.  We are entitled to require distributors to pay us before delivery of our products. We may also accept payment on credit terms to the extent requested by distributors experiencing working capital difficulties. Nonetheless, in line with industry practice, we generally provide credit terms of up to 90 days to our distributors. Since the third quarter of 2012, we further extended credit terms for certain of our distributors who experienced difficulties in collecting from their sub-distributors to up to 120 days as a result of the economic downturn since the second half of 2012 in China. The amount and duration of credit granted to each distributor will depend on its financial position and creditworthiness. We handle the arrangements for delivery of our products, but the distributors are required to bear the related costs and expenses.

•                  Brand Management.  Distributors must comply with our brand management policies and store management guidelines. We may impose penalties, suspend supply of products and terminate the agreement in the event of any breach of such policies.

•                  Brand Promotion Allowance.  Prior to 2010, as an incentive to promote our brand in order to facilitate the expansion of our sales network and enhance sales, distributors were entitled to a brand promotion allowance equal to 3% of the total purchase orders from us. Such allowance was terminated beginning in 2010 as we adopted a strategy to increase our spending on centralized nationwide marketing activities while continuing to encourage our distributors to pursue their own marketing initiatives in line with our guidelines. Since the fourth quarter of 2011, as a result of warmer winter, we provided discretionary brand promotion allowance equal to 3% of the total purchase orders from us to our distributors for their marketing efforts to clear inventories for the 2011 winter collection. Since the third quarter of 2012, we provided higher discretionary brand promotion allowance equal to 6% of the total purchase orders from us to our distributors in light of the declined spending power caused by the economic downturn in China since the second half of 2012. In the future we will determine whether such brand promotion allowance is needed based on market conditions and may enter into agreements on such brand promotion allowance.

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

We invite our distributors, as well as a select number of their sub-distributors and retail store managers, to attend our sales fairs, which are held twice a year. During the sales fairs, we discuss with our distributors and their sub-distributors the upcoming product line. Apart from participating in two sales fairs each year, our distributors visit us from time to time and contact us as necessary, which allows us to have access to updated market information. We also provide training for distributors and their sub-distributors in the areas of sales techniques, customer service and product knowledge, typically prior to the launch of our new collections each year. We believe that these investments help to improve the operations of the sales network and provide additional value-added services to retain our distributors and their sub-distributors. We have established long-term relationships with our key distributors and most of our current distributors have been with us for more than five years. We have not encountered any material dispute or financial difficulty with our key distributors.

Direct Stores and Directly Operated Flagship Stores

We started establishing direct stores in April 2009. These stores are all located in department stores or shopping malls, where we typically pay a certain percentage of the revenue that our direct stores achieve in any given period as our rental payment.

In line with our strategy to expand our sales network of flagship stores at that time, in January 2011, we transferred all of our direct stores to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. As of September 30, 2012, we had 26 directly operated flagship stores in 13 provinces in China. These stores are all located in prime shopping areas in major cities in China, typically with lease terms of two to three years. These flagship stores are significantly larger than most of our existing stores and offer the complete line of our collections. As of December 31, 2012, we still had seven direct stores in Shanghai which we opened in 2011 and 2012 as we were unable to locate suitable locations for directly operated flagship stores.

In October 2012, we transferred all of our directly operated flagship stores to our distributors as a result of our efforts to streamline our internal operational infrastructure in order to reduce expenses and improve financial performance. As the market condition becomes increasingly challenging, we have experienced difficulties in recruiting and retaining managerial staff for our flagship stores and also in managing our inventories. Since our distributors are more experienced in operating stores and inventories than us, we believe that to transfer our flagship stores to certain distributors, who collectively run 37 Zuoan flagship stores of their own, allows us to concentrate on our core strengths in design-driven fashion and brand visibility and at the same time improves the performance of these transferred flagship stores.

Collection of Orders and Distributor Pricing

We collect orders from our distributors primarily at our large sales fairs three times a year. We have a private viewing to showcase our new product collections for our distributors in advance of these sales fairs, at which distributors can preview and evaluate our new product collections. The private viewings are also a good platform for us to exchange information with our distributors about the current and future trends in the menswear market in China, as well as the theme of our new collections. We then organize sales fairs for our distributors, sub-distributors and direct store managers, and collect their orders from the distributors or our direct store managers. Our sales fairs are generally held in spring for our fall/winter collections, and fall for our spring/summer collections. We collect most of our orders from these two large sales fairs. We also hold two small sales fairs in summer and winter to enable our distributors, sub-distributors and direct stores to add to their orders for the subsequent winter and summer season, respectively. Historically, approximately 95% of the total purchase orders for our products are placed at these sales fairs. We sell products to our distributors at a discount from our suggested retail prices, which were set at 65% historically and has been lowered to 62% off of the suggested retail prices since the third quarter of 2011. We grant a uniform discount rate to all distributors for any purchases made, regardless of the size of their orders. We believe that the orders coming from sales fairs allow us to efficiently utilize our production facilities and contract manufacturers, respond quickly to market demand and manage our inventory more efficiently.

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

In 2012, the suggested retail prices of our products ranged from RMB189 to RMB5,589 for our apparel products and RMB28 to RMB1,799 for our accessory products.

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

As of December 31, 2012, our design and product development team comprised 33 members. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. In a typical season, we design and make 1,200 to 1,500 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 500 to 750 designs for mass production. Final design of all of our products will be approved by our product development committee.

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

Purchases from our contract manufacturers accounted for 93.4%, 94.4% and 97.0%, respectively, of our total cost of sales in 2010, 2011 and 2012. Purchases from our largest contract manufacturer accounted for 12.6%, 10.0% and 12.1%, respectively, of our total cost of sales for the same periods.

In-house Production

We used our own production facility in Jinjiang, Fujian Province to produce our most exclusive and fashion-forward products. We also had in-house production for made-to-order products on an ad hoc basis for selected customers under the James Hong private label brand. We also produced prototypes in-house to showcase at our seasonal sales fairs for our distributors.

In October 2012, we decided to concentrate on brand development and construction of new logistics centers and warehousing facilities going forward and as a result closed our sole production facility.

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

Sponsorships

From time to time, we selectively sponsor events to promote the recognition and public image of our Zuoan brand. For example, we sponsored tailored menswear for the Ferrari Car Owners’ Gathering in Beijing in April 2008 and the 2008 Beijing Borui Lexus Golf Competition. We also initiated and sponsored the “Save Our Planet, China’s Contribution” campaign in Copenhagen, Denmark in 2009 to help promote the concept of environment protection. In 2011 we cooperated with Beijing Nesound International Media Limited to sponsor a 30-episode high-end drama called “Hua Li Yi Zu” featuring a renowned cast from both China and Taiwan. This new program was broadcasted nationwide on Hunan TV, an innovative entertainment channel in China, in March 2013. As part of our sponsorship, we provide our apparel for the male actors to wear in the television series. We showcase our brand name in various episodes and also have the opportunity to develop several set scenes that will depict our fashionable style and socially responsible design concept.

Management of Promotional and Marketing Activities of Our Distributors

Our internal marketing team is responsible only for our national promotional activities as mentioned above and we depend on our distributors and sub-distributors to conduct regional and local promotions and marketing activities in areas where their sales networks are located. These regional and local promotional activities include advertisements through local television, radio, newspapers and magazines, as well as small fashion shows. We encourage our distributors’ advertising efforts by providing them with ready-to-use promotional and marketing materials and assisting them to develop marketing strategies. Prior to 2010, we also provided our distributors a brand promotion allowance equal to 3% of their total purchases. Such allowance was terminated beginning in 2010 as we adopted a strategy to increase our spending on centralized nationwide marketing activities while continuing to encourage our distributors to pursue their own marketing initiatives in line with our guidelines. Since the fourth quarter of 2011, we provided discretionary brand promotion allowance equal to 3% of the total purchase orders from us to our distributors for marketing efforts to clear inventories for the 2011 winter collection as a result of warmer winter. Since the third quarter of 2012, we provided higher discretionary brand promotion allowance equal to 6% of the total purchase orders from us to our distributors in light of the declined spending power caused by the economic downturn in China since the second half of 2012.

Through our overall supervision of, and our support to, the regional promotional and marketing activities by our distributors, we aim to present to our retail customers across China a consistent brand image. In 2011 and 2012, the brand promotion allowance that we provided to our distributors were RMB9.4 million and RMB64.7 million, respectively. To ensure a consistent store image, we also provide fixtures and fittings such as goods shelves, mannequins and hangers at our cost before our distributors open a new store, and from January 2010, we agreed to reimburse part of the renovation expenses in the amount of RMB3,000 per square meter for new stores opened by most of our distributors. As of December 31, 2012, we incurred expenses relating to such reimbursement in the amount of RMB67.7 million (US$10.9 million).

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

Quality Control

The quality of our Zuoan products is critical to our business and our brand and is key to our continued growth and success. As such, we place great emphasis on quality assurance and have an established quality control system. We obtained the ISO 9001: 2000 certifications for our design, production, sales and service processes for jackets with a term of three years commencing from July 2008. This certification is evidence that our quality control management system meets international standards. As of December 31, 2012, we had a team of 15 staff members in our quality assurance department which is responsible for the quality control of our products. Most of our quality assurance personnel are based in our new warehousing facilities in Jinjiang, Fujian Province and and the design and product development centers in Shanghai, while the remaining staff are located at our contract manufacturers’ production facilities.

In October 2012, we decided to concentrate on brand development and construction of new logistics centers and warehousing facilities going forward and as a result closed our sole production facility in Jinjiang, Fujian Province. For products we produced in-house before October 2012, our quality assurance team monitored each stage of our production process. We started our quality control process from the time when we selected our suppliers, in which a key factor is the quality of their materials. We inspected each batch of shipped raw materials according to our quality standards and certain national health, safety and environmental standards, and returned defective materials and components to the suppliers for replacement. We also carried out regular checks of our machinery and equipment to ensure they were well maintained and in good working condition. All finished products were subject to a final quality inspection to ensure that they were in good condition and conformed to the specifications of our quality standards before they were sent to the warehouse for storage in preparation for delivery to our distributors.

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

Competition

We operate in a highly competitive industry. We compete intensively with various domestic brands with similar business models and target markets. We also compete with a growing number of international brands trying to expand their market share in China to take advantage of rising consumer spending on fashion casual menswear. International brands traditionally dominate the high-end market, but domestic brands have advantages in price and distribution and are increasingly competitive in the mid-to high-end markets. In addition, certain business formal menswear brands have been seeking to expand into fashion casual menswear market and if they are successful, it may intensify the competition in the fashion casual menswear market that we engage in. Our major competitors include, among others, international brands such as Jack & Jones, and local brands such as Mark Fairwhale and Cabbeen.

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

Insurance

We maintain insurance coverage for our raw materials and inventory. However, we do not have insurance coverage on interior decoration as such insurance is currently unavailable in China. Furthermore, as is typical in China, we do not maintain product liability insurance, business interruption insurance or third-party liability insurance against claims for property damage, personal injury and environmental liabilities.

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

Regulations on Offshore Financing

SAFE has promulgated regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies owned by such PRC residents, referred to in the notice as an “offshore special purpose vehicle.” SAFE has further issued a series of implementation guidance, including the most recent Notice of SAFE on Printing and Distributing the Rules for the Implementation of the Operating Procedure of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Vehicles, or Circular 19, which has come into effect as of July 1, 2011. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles. These regulations may apply to our shareholders who are PRC residents or have PRC residents as their ultimate owners and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to October 2005, direct or indirect investments in offshore special purpose vehicles are required to register those investments. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose vehicle in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. Moreover, any subsidiary of such offshore special purpose vehicle in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any shareholder who is considered as a PRC resident by SAFE fails to make the required registration or to update the previously filed registration, the subsidiary of such offshore special purpose vehicle in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the offshore special purpose vehicle, and the offshore special purpose vehicle may also be prohibited from making additional capital contribution into its subsidiary in China. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

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

We and our PRC citizen employees who will be granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and other legal or administrative sanctions.” In addition, the SAT has issued circulars concerning employee share options under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2012:

4.D. Property, Plant and Equipment

We currently lease all of the properties we use to operate our business. Our operational headquarters, design, product development center and marketing headquarters are located in Shanghai, China, where we lease approximately 10,351 square meters of office space.

Our seven direct stores in Shanghai are operated through leased retail spaces in department stores and shopping malls. A typical direct store occupies an average area of 107 square meters. We implement a standardized interior design at our direct stores across the country.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We are a leading design-driven fashion casual menswear company in China. According to the Frost & Sullivan Report, sales of our “Zuoan” branded products ranked among top three in China’s fashion casual menswear market in terms of retail sales in 2011. Our products are designed in-house and sold under our Zuoan brand, which means “left bank” in Chinese, referring to the Left Bank district of Paris and embodying our design philosophy of “fashionable elegance.” We offer a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.

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

We sell our products through an extensive distribution network covering 31 of China’s 32 provinces and centrally administered municipalities, as well as through our direct stores. Our products are primarily sold to customers through retail stores operated by our distributors and their sub-distributors. As of December 31, 2012, we appointed 16 distributors which, directly or through their sub-distributors, operated 1,322 retail stores across China. All of the retail stores are operated under our Zuoan brand and are required to sell only our products.

To further promote our brand awareness and improve the performance of Zuoan stores, we have adopted a strategy of opening flagship stores, both distributor-operated and directly operated, at prime locations in major cities in China from early 2010. These flagship stores are significantly larger than most of our existing stores and offer the complete line of our collections. In line with our strategy to expand our sales network of flagship stores at that time, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. As of December 31, 2012, we still had seven direct stores in Shanghai which we opened in 2011 and 2012 as we were unable to locate suitable locations for directly operated flagship stores.

In October 2012, we further transferred all of our directly operated flagship stores to our distributors as a result of our efforts to streamline our internal operational infrastructure in order to reduce expenses and improve financial performance. As the market condition becomes increasingly challenging, we have experienced difficulties in recruiting and retaining managerial staff for our flagship stores and also in managing our inventories. Since our distributors are more experienced in operating stores and inventories than us, we believe that to transfer our flagship stores to certain distributors, who collectively run 37 Zuoan flagship stores of their own, allows us to concentrate on our core strengths in design-driven fashion and brand visibility and at the same time improves the performance of these transferred flagship stores.

Our business has grown rapidly in recent years. Our revenues increased from RMB872.1 million in 2010 to RMB1,230.9 million in 2011 and RMB1,427.4 million (US$229.1 million) in 2012, representing a CAGR of 27.9% from 2010 to 2012. Our profit after taxation increased from RMB183.0 million in 2010 to RMB255.7 million in 2011 and RMB295.4 million (US$47.4 million) in 2012, representing a CAGR of 27.0% from 2010 to 2012.

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

Our Relationship with Distributors

We rely heavily on third-party distributors and their sub-distributors to market and sell our products. Most of our branded products are distributed through a retail distribution network across 30 provinces and centrally administrated municipalities in China. As of December 31, 2012, this distribution network comprised 1,322 Zuoan retail stores operated by our 16 distributors and their sub-distributors, with sales to distributors accounting for 94.3% of our revenues. We appointed three new distributors in October 2012 in order to diversify our distributor base and reduce our reliance on current distributors. We intend to increase our sales by expanding our network of retail stores and will therefore rely to a large extent on our distributors and their sub-distributors for such expansion. We also depend to a large extent on our distributors to maintain a consistent brand image through the retail stores operated by them and their sub-distributors.

Contract Manufacturing Costs

As we outsource production to contract manufacturers, changes in our contract manufacturing costs will significantly affect our results of operations. In particular, as our contract manufacturing costs reflect the cost of raw materials and labor costs incurred by our contract manufacturers used in producing our products, changes in the cost of the raw materials and labor will affect our outsourcing costs. We typically maintain good relationships with our contract manufacturers and are able to control contract manufacturing costs through improving production workflow or renegotiating the contract terms. Increases in our contract manufacturing costs could negatively affect our gross profit margins and results of operations to the extent that we are unable to pass these costs on to customers.

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

Expansion of Network of Flagship Stores

We intend to expand our network of flagship stores with significantly larger store areas at prime commercial locations in major cities through our distributors. We believe that flagship stores can help further promote our brand awareness, showcase our complete product collections, stimulate sales in Zuoan stores in nearby regions and improve our overall business performance. Opening directly operated flagship stores requires large upfront capital expenditures relating to property lease and renovation costs, as well as high working capital requirements to maintain sufficient inventories in these enlarged stores, which may adversely affect our liquidity and financial condition. Our net profit margin slightly decreased in 2012 due to the increase in lease expenses and other operating costs such as management fee, costs of renovation and fittings incurred by the new opening of directly operated flagship stores and salaries incurred by additional store employees.

In October 2012, we further transferred all of our directly operated flagship stores to our distributors as a result of our efforts to streamline our internal operational infrastructure in order to lower expenses and improve financial performance. Such transfer has not significantly affected our overall gross profit margin in the short term due to the relatively small portion of our total revenues contributed by our directly operated flagship store sales. However, the sale of inventory for our directly operated flagship stores to our distributors in connection with such transfer has resulted in a slight increase in our trade receivables in the fourth quarter of 2012.

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

Seasonality

As is common in the fashion industry, our results of operations are subject to seasonal fluctuations. Generally, the third and fourth quarters, during which we offer our fall/winter collection, account for a higher portion of our annual revenues than other quarters because our fall/winter collections are generally priced higher than our spring/summer collections and consist of more types of products. As a result, comparisons of our sales and results of operations between different periods within a single year or between different periods in different years, are not necessarily indicative of our performance. See “Item 3.D. Risk Factors—Risks Related to Our Business—Our business is susceptible to seasonal fluctuations and extreme or unexpected weather conditions.”

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

	For the Year Ended December 31,
	2010	2011	2012
Revenues (in thousands of RMB)
Sales to distributors	829,007	1,166,812	1,346,623
Direct store sales	43,078	64,069	80,744
Units sold (in thousands)	6,667	7,862	8,102
Average selling price (RMB per unit)	131	157	176
Unit cost (RMB per unit)	77	87	94

Our revenues have grown rapidly over the three-year period ended December 31, 2012, primarily driven by the increase in our sales volume, the increase of the average selling price of our products and higher revenue generated from our directly operated flagship stores compared to direct stores.

Units sold to our distributors and in our direct stores increased by 17.9% and 3.1% in 2011 and 2012, respectively, compared to the units sold in 2010 and 2011, respectively, primarily driven by an increase of the number of and aggregate floor area of the stores as a result of the improvement and expansion of our sales network.

The average selling price for our products increased during the three-year period ended December 31, 2012, due in part to slight increase of our unit costs during the same periods as a result of an increase in raw material prices for both our in-house production and contract manufacturers’ production. Our average selling price increased slightly in 2011 from 2010, primarily due to the slightly increased cost for our apparel products. Our average selling price increased in 2012 from 2011, primarily due to (i) the increase in our suggested retail prices, resulting from the increased unit costs for our apparel products as we used higher quality raw material, and (ii) the increase in wholesale prices to our distributors from 35% to 38% of the retail prices since the third quarter of 2011. Due to the annual seasonal pattern in our industry, the average selling price for our products in the first six months of a year is typically slightly lower than the annualized average selling price because our spring/summer collections generally are priced lower than our fall/winter collections due to the slightly lower costs of raw materials for our spring/summer collections.

The fluctuations of the unit cost in the periods presented in the table above in general reflected the fluctuations in raw material prices over the relevant periods.

Sales to Distributors

We sell substantially all of our products to third-party distributors and sub-distributors who then sell the products to end-consumers through Zuoan retail stores operated by them. We expect that sales to distributors will continue to constitute a substantial majority of our total revenues for the foreseeable future. We recognize these revenues when the risk or ownership of our products is transferred to the distributors, which is typically when our products are delivered to them. Our distributors are generally not allowed to return our products except where defective. We sell products to our distributors at a discount from our suggested retail prices, which was historically set at 65% and has been lowered to 62% off of the suggested retail prices since the third quarter of 2011. In determining the suggested retail prices of our products, we usually take into account, among other factors, the prevailing market conditions, cost of design, cost of raw materials and production, and prices set by competitors operating comparable domestic or international brands for similar products. Distributors must adopt, and are required to procure their sub-distributors to adopt, a uniform suggested retail price for each of our products across the market in China, provided, however, that individual distributors or sub-distributors may launch special offers with our prior consent. We generally allow distributors and sub-distributors to offer up to 15% discount for in-season products. We also generally give distributors and sub-distributors the discretion to set their own discounted prices to promote sales of out-of-season products. As of December 31, 2012, there were a total of 1,322 Zuoan retail stores operated by 16 distributors and 325 sub-distributors.

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

Future growth of revenues generated from our sales to distributors will depend significantly upon our ability to expand Zuoan retail stores into new locations in China and further increase same store sales. We have coordinated with our distributors to renovate up to 150 of their stores each year at our cost. We expect to incur over RMB36 million (US$5.8 million) in expenses each year over the next three years in connection with the completion of the renovation and improvements of these retail stores. We intend to fund this planned expansion in part from the proceeds of our initial public offering.

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

Contract Manufacturing Costs

Contract manufacturing costs comprise fees paid to contract manufacturers for the production of finished apparel and accessories purchased by us. We outsource the production of most of our products to third-party contract manufacturers. We anticipate that our contract manufacturing costs will increase as sales volume increases and as we shift to more contract manufacturing. Our contract manufacturing costs are dependent on the volume and the product mix of the products ordered. We are able to manage our contract manufacturing costs by maintaining relations with multiple contract manufacturers. In addition, we typically order in large volumes from our contract manufacturers to obtain volume-based discounts. We anticipate that our contract manufacturers’ costs may increase in 2013 due to the general increase in labor costs in China, which may be passed on to us by the contract manufacturers. However, we believe that we will be able to offset the negative impact of such increase by passing the increased costs on to our customers, as we have done in the past. In addition, as our sales are expected to grow, we expect to be able to negotiate more favorable prices with our contract manufacturers as we increase the volume of our purchases.

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

Provision for Slow-moving Inventory

We make provisions for slow-moving inventory for any products that remain unsold after their respective sale seasons. We typically produce approximately 5% more products than orders we received during sales fairs in order to meet any unscheduled demands. We have not made any provisions for slow-moving inventory in 2010, 2011 and 2012.

Other Income

Other income comprises mainly interest income from bank balances for the years ended December 31, 2010, 2011 and 2012 and reimbursement from our depositary under the depositary agreement in 2012. In addition, our other income was substantially higher in 2008, primarily due to our receipt of a one-time payment of RMB1.4 million from Fujian Aidu Garment Manufacturing Co., Ltd. or Fujian Aidu, in July 2008 as compensation for the termination of the agreement relating to the purchase of our production facility in Jinjiang, Fujian Province.

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

Administrative Expenses

Administrative expenses comprise compensation and related expenses for our management and administrative personnel, depreciation of plant and equipment, rental expenses of our administrative office in Shishi City, Fujian Province, or Shishi, and our design and product development centers in Shanghai, office-related expenses and loss on disposal of raw material and property, plant and equipment.

We expect our operating expenses will generally increase over time as we continue to expand our business. Our selling and distribution expenses are expected to increase as we continue to grow Zuoan retail stores. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

Finance Costs

Finance costs comprise interest expense on interest-bearing bank borrowings in relation to working capital purposes and convertible loans.

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

Net Realizable Value of Inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical expense of selling products of a similar nature. Changes in selling price could be significant as a result of increasing or decreasing competition. Additionally, changes in fashion and other competitive challenges could impact our estimates. Historically, we have experienced limited obsolescence and therefore, our estimated provisions have been limited. No allowances for inventory obsolescence were recorded in our financial statements as of December 31, 2010, 2011 and 2012, respectively.

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

Share-Based Compensation

In December 2010, we established the 2010 Equity Incentive Plan to help us recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3% of our issued share capital, assuming full exercise of all awards that may be granted under the plan. We granted 553,613 restricted shares to Mr. Chi Hon Tsang in 2011, our chief financial officer, under the 2010 Equity Incentive Plan.

Additionally, in November 2010, Fame Brilliant Group Limited, or Fame Brilliant, a company incorporated in the British Virgin Islands and wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, our chairman and chief executive officer, entered into a share purchase agreement with Mr. Chaoshen Wang whereby Fame Brilliant agreed to sell our ordinary shares held by it in an amount of up to 3% of the issued and outstanding shares of our company, or the aggregate purchase shares, to Mr. Wang in recognition of his contribution to our growth in the past and in order to give him an equity-based incentive to encourage his continued employment with us. Under this agreement, Mr. Wang will have the right to purchase from Fame Brilliant the aggregate purchase shares at 85% of the public offering price for our ordinary shares in our initial public offering. Such right will vest in installments over a period of three years commencing from the completion of our initial public offering, contingent upon Mr. Wang’s continued employment with our company. The first installment, equal to one-sixth of the aggregate purchase shares, vested six months after the completion of our initial public offering, and the second installment, equal to one-sixth of the aggregate purchase shares, vested one year after the completion of our initial public offering. The remaining purchase shares will vest pro rata each month thereafter over a period of two years. Mr. Wang purchased in total 1,660,839 ordinary shares of our company from Fame Brilliant at the price of US$1.4875 per share in August 2011, February 2012 and October 2012.

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

	For the Year Ended December 31,
	2010	2011	2012
	(% of Total Revenues)
Revenues:
Sales to distributors	95.1	94.8	94.3
Direct store sales	4.9	5.2	5.7
Total revenues	100.0	100.0	100.0
Cost of sales	(59.1)	(55.8)	(53.2)
Gross profit	40.9	44.2	46.8
Other income	0.1	0.2	0.4
Selling and distribution expenses	(7.1)	(11.1)	(14.0)
Administrative expenses	(4.3)	(4.6)	(5.0)
Finance costs	(0.1)	(0.3)	(0.4)
Profit before taxation	28.7	28.3	27.9
Income tax expense	(7.7)	(7.6)	(7.2)
Profit after taxation	21.0	20.8	20.7

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Total revenues increased by 16.0% from RMB1,230.9 million in 2011 to RMB1,427.4 million (US$229.1 million) in 2012.

•                  Sales to Distributors.  Sales to distributors increased by 15.4% from RMB1,166.8 million in 2011 to RMB1,346.6 million (US$216.4 million) in 2012. This growth was primarily driven by increased sales volume to distributors, which rose by 1.9% from 7.7 million units in 2011 to 7.9 million units in 2012, as well as an increase in the wholesale price to our distributors from 35% to 38% of the retail prices since the third quarter of 2011. The increase in sales volume was primarily driven by the expansion of our sales network as a result of the increase in the number and aggregate floor area of Zuoan retail stores. The number of Zuoan retail stores increased by 6.3% from 1,244 as of December 31, 2011 to 1,322 as of December 31, 2012, with aggregate floor area increasing from 90,370 square meters to 104,552 square meters.

•                  Direct Store Sales.  We started operating our direct stores in April 2009. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. We opened three and four direct stores in Shanghai in 2011 and 2012, respectively, due to failure to obtain suitable locations for our directly operated flagship stores. There were seven direct stores with aggregate floor area of 751 square meters as of December 31, 2012, compared to three direct stores and 23 directly operated flagship stores with aggregate floor area of 5,628 square meters as of December 31, 2011. Direct store sales increased by 26.0% from RMB64.1 million in 2011 to RMB80.7 million (US$13.0 million) in 2012, primarily due to the expansion of our direct store network.

Cost of Sales.  Cost of sales increased by10.5% from RMB686.9 million in 2011 to RMB759.3 million (US$121.9 million) in 2012. Cost of sales as a percentage of our revenues decreased from 55.8% in 2011 to 53.2% in 2012.

•                  Contract Manufacturing Costs.  Contract manufacturing costs increased by 13.5% from RMB648.6 million in 2011 to RMB736.4 million (US$118.2 million) in 2012. This increase was primarily due to the increase in our sales volume. As a percentage of total cost of sales, contract manufacturing costs increased from 94.4% in 2011 to 97.0% in 2012.

•                  In-house Production Costs.  In-house production costs decreased by67.3% from RMB38.3 million in 2011 to RMB22.9 million (US$3.7 million) in 2012. This decrease was primarily because we closed our production facility in October 2012 and outsourced all production since then. As a percentage of total cost of sales, in-house production costs decreased from 5.6% in 2011 to 3.0% in 2012.

Gross Profit and Gross Profit Margin.  As a result of the foregoing, gross profit increased by22.8% from RMB544.0 million in 2011 to RMB668.1 million (US$107.2 million) in 2012. Gross profit margin increased from 44.2% to 46.8% during the same periods.

Other Income.  Other income increased by 132.1% from approximately RMB2.4 million in 2011 to approximately RMB5.6 million (US$0.9 million) in 2012 primarily due to the increase in interest income from banks and other income from reimbursement from our depositary under the depositary agreement.

Selling and Distribution Expenses. Selling and distribution expenses increased by 45.7% from RMB136.7 million in 2011 to RMB199.2 million (US$32.0 million) in 2012. This increase was primarily due to (i) the increase in direct store expenses and (ii) the increase in the discretionary brand promotion allowance of 3% and 6% of the total purchase orders from our distributors for advertising and sales and marketing promotion. As a percentage of our revenues, selling and distribution expenses increased from 11.1% in 2011 to 14.0% in 2012.

Administrative Expenses.  Administrative expenses increased by 24.9% from RMB56.6 million in 2011 to RMB70.7 million (US$11.3 million) in 2012. This increase was primarily due to the writing-off of the leasehold improvements and raw materials. All leasehold improvements costs of our direct stores transferred to our distributors was expensed at the time of transfer. In addition, the raw materials were sold to Fujian Aidu at 50% of cost when our production ceased in October 2012. Administrative expenses as a percentage of our revenues increased from 4.6% in 2011 to 5.0% in 2012.

Finance Costs.  Finance costs increased from RMB4.2 million in 2011 to RMB6.2 million (US$1.0 million) in 2012. This increase was primarily due to the increase in the interest expenses paid under bank loans for working capital purposes.

Income Tax Expense.  Income tax expense increased by 9.7% from RMB93.2 million in 2011 to RMB102.2 million (US$16.4 million) in 2012. This increase was primarily due to the increase in our revenue and pre-tax income. Our effective tax rate was 26.7% and 25.7% for 2011 and 2012, respectively.

Profit after Taxation.  As a result of the foregoing, we had profit after taxation of RMB295.4 million (US$47.4 million) in 2012, representing an increase of 15.5% from profit after taxation of RMB255.7 million in 2011.

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

5.B. Liquidity and Capital Resources

Our primary cash requirements are to finance working capital requirements and capital expenditures, including renovating our existing retail stores, establishing our new logistics centers and warehousing facilities in Shishi and upgrading and expanding our existing production facilities. Historically, our principal sources of liquidity have been cash generated from our operating activities, sale of our ordinary shares and convertible loans through private placements and borrowings from the PRC commercial banks.

We had cash and cash equivalents, consisting of cash on hand and cash at bank of RMB690.5 million and RMB918.5 million (US$147.4 million) as of December 31, 2011 and 2012, respectively. We had bank facilities of RMB106.3 million and RMB207.7 million (US$33.3 million) as of December 31, 2011 and 2012, respectively. As of December 31, 2012, we have unutilized bank facilities of RMB128.3 million (US$20.6 million). We had no material capital commitments as of December 31, 2012.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balance, the remaining funds available under our credit facilities and proceeds from our initial public offering.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	165,479	75,983	180,968	29,047
Net cash used in investing activities	(489)	(15,759)	(5,609)	(900)
Net cash from financing activities	61,172	267,429	53,300	8,555
Net increase in cash and cash equivalents	226,162	327,653	228,659	36,702
Exchange difference	—	(4,927)	(665)	(107)
Cash and cash equivalents at beginning of the period	141,569	367,731	690,457	110,826
Cash and cash equivalents at end of the period	367,731	690,457	918,451	147,422

Operating Activities

Historically, we have financed our operating activities primarily through cash generated from operations and financing activities.

Net cash provided by operating activities was RMB181.0 million (US$29.0 million) in 2012. This was primarily attributable to (i) our profit before working capital changes of RMB424.2 million (US$68.1 million), (ii) the increase in trade and other payables of RMB33.1 million (US$5.3 million) due to unpaid value-added tax for the fourth quarter of 2012 and cash advances from third parties, and (iii) the decrease of inventory of RMB 1.7 million (US$0.3 million) due to the decrease in storage of finished products for our direct stores, partially offset by (i) the increase in our trade and other receivables of RMB161.6 million (US$25.9 million) in connection with the longer credit term granted to our distributors, and (ii) the increase of fixed deposits pledged of RMB7.9 million (US$1.3 million) due to the increase in bill payables to our suppliers. We also paid an income tax in the amount of RMB102.4 million (US$16.4 million).

Net cash provided by operating activities was RMB76.0 million (US$12.1 million) in 2011. This was primarily attributable to (i) our profit before working capital changes of RMB361.9 million (US$57.5 million) and (ii) the increase in trade and other payables of RMB6.3 million (US$1.0 million) due to unpaid value-added tax for the fourth quarter of 2011 and accrual of professional fees, partially offset by (i) the increase in our trade and other receivables of RMB197.0 million (US$31.3 million) in connection with the delivered products for our 2011 fall/winter collection, and (ii) the increase of inventory of RMB3.7 million (US$0.6 million) due to the stocking of finished products for our direct stores and undelivered products for our 2011 fall/winter collection. We also paid an income tax in the amount of RMB88.7 million (US$14.1 million).

Net cash provided by operating activities was RMB165.5 million in 2010. This was primarily attributable to (i) our profit before working capital changes of RMB250.3 million and (ii) the increase in trade and other payables of RMB14.4 million due to unpaid value-added tax for the third quarter of 2010 and accrual of professional fees in connection with our initial public offering, partially offset by (i) the increase in our trade and other receivables of RMB34.4 million in connection with the delivered products for our 2010 fall/winter collection, the payments for which were not due before December 31, 2010, and (ii) the increase of inventory of RMB4.9 million due to the stocking of finished products for our direct stores and undelivered products for our 2010 fall/winter collection. We also paid an income tax in the amount of RMB61.4 million.

Investing Activities

Cash used in investing activities is primarily related to acquisition of property, equipment, motor vehicles and leasehold improvement for decoration of our direct stores, office and internal production use. Our cash generated from investing activities is primarily related to bank interests. We experienced net cash outflows from investing activities in 2010, 2011 and 2012.

Net cash used in investing activities was RMB5.6 million (US$0.9 million) in 2012, primarily due to the payment of leasehold improvement and costs of fixtures and fittings for our directly operated flagship stores.

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

Net cash from financing activities was RMB53.3 million (US$8.6 million) in 2012, primarily attributable to bank loans for working capital purposes.

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

5.C. Research and Development

Our design philosophy is to create fashionable and elegant menswear with quality tailoring. By focusing on product design, we aim to become a fashion trend leader in the casual menswear market in China and supply products that consistently meet customers’ demands. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends. As of December 31, 2012, our design and product development team comprised 33 members. In a typical season, we design and make 1,200 to 1,500 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 500 to 750 designs for mass production. Final design of all of our products will be approved by our product development committee.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Off-Balance Sheet Arrangements

In October 2011, Shishi Zuoan, our PRC subsidiary, agreed to provide a corporate guarantee, up to an aggregate amount of RMB6.0 million, with respect to Fujian Aidu’s obligations under the loan agreements entered or to be entered between Fujian Aidu, a company controlled by Mr. Chaojie Hong, uncle of Mr. James Hong, and Agriculture Bank of China from October 25, 2011 to October 24, 2014. As of December 31, 2012, RMB3.0 million was outstanding under this guarantee.

In November and December 2012, Mr. James Hong and Shishi Zuoan also provided guarantees up to an aggregate amount of RMB15.0 million, with respect to obligations of third parties under the loan agreements entered between third parties and Bank of Quanzhou and Bank of Communications, respectively. As of December 31, 2012, RMB15.0 million was outstanding under the guarantees.

Other than these guarantees, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term debt	128,250	128,250	—	—	—
Operating lease obligations	11,973	4,690	7,283	—	—
Total	140,223	132,940	7,283	—	—

As of December 31, 2012, the operating lease obligations related to our obligations under lease agreements for our office spaces and direct stores; the advertising expenses obligations mainly related to the balance of payment for the sponsorship of 30-episode drama advertising activities. We intend to finance the above lease commitments by cash generated from our operating activities.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012 respectively.

Recent Accounting Pronouncements

As of the date of this annual report on Form 20-F, certain new International Financial Reporting Standards, or IFRS, or International Accounting Standards, or IAS, and amendments or interpretations to the existing IFRS or IAS that are relevant to us have been published.

There are no new standards, amendments or interpretations to the standards that were effective for the first time for the financial year beginning on or after January 1, 2012 that had a material impact on our consolidated financial statements. The following new standards, amendments or interpretations to the standards were issued but not effective for the financial year beginning January 1, 2012 and not early adopted:

Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to Company items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements.

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt this standard no later than the accounting period beginning on or after January 1, 2015.

IFRS 10, Consolidated financial statements’, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt this standard no later than the accounting period beginning on or after January 1, 2013.

IFRS 12, ‘Disclosures of interests in other entities’, includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt this standard no later than the accounting period beginning on or after January 1, 2013.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of seven directors, four of whom are independent directors within the meaning of NYSE corporate governance rules. Other than Mr. James Jinshan Hong and Mr. Tianzhen Hong, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth the name, age and position of each of our directors and executive officers as of December 31, 2012. Unless otherwise indicated, the positions or titles indicated in the table below refer to Zuoan Fashion Limited.

Directors and Executive Officers	Age	Position/Title
James Jinshan Hong	39	Chairman of the Board of Directors and Chief Executive Officer
Chaoshen Wang	49	Director and Chief Operating Officer
Tianzhen Hong	36	Director and Vice General Manager
Jianwei Shen	56	Independent Director
Baoyan Su	47	Independent Director
Frank Zhao	53	Independent Director
Wenxin Zhu	40	Independent Director
Chi Hon Tsang	38	Chief Financial Officer
Cheok Chi Tam	51	Vice President of Procurement and Production
Liang Xing	40	Vice President of Marketing, Sales and Distribution
Feiyan Zheng	30	Vice President of Design
Yan Qiu	43	Vice President of Administration
John Meng Low	48	Vice President of Corporate Finance and Investor Relations
Dangsheng Chen	40	Finance Manager

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

Jianwei Shen serves as an independent director of our company. Mr. Shen is an associate professor at China Agricultural University. Mr. Shen currently also serves as an independent director of China Essence Group Ltd., a company listed on the Main Board of the Singapore Exchange Securities Trading Limited, or SGX-ST. He is also an independent director and the chairman of the remuneration committee of VLOV Inc. (formerly known as “Sino Charter, Inc.”), a company listed on the OTC Bulletin Board. He served as in-house management consultant in Fujian Fuma Foods Group Co. from 2002 to 2005. From 1993 to 2000, he was the project manager in Beijing Xingyun Industrial Co. Ltd. Mr. Shen graduated with a bachelor’s degree and a master’s degree in agricultural studies from Beijing Agricultural University. He also obtained a doctorate degree in agricultural studies from Beijing Agricultural University in a joint program with Hohenheim University, Germany.

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

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2012, the aggregate cash compensation that we paid to our executive directors and officers was approximately RMB5.4 million (US$0.9 million). We did not pay any share-based compensation to our executive directors and officers. We have no service contracts with any of our executive directors or officers providing for benefits upon termination of employment.

6.C. Board Practices

General

Our board of directors consists of seven directors, four of whom are independent directors within the meaning of NYSE corporate governance rules. Under our amended and restated memorandum and articles of association, our board of directors shall consist of at least two directors. Our directors may from time to time appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors. Any director so appointed shall hold office only until our next annual general shareholders’ meeting and shall then be eligible for re-election. Our directors may also be elected by the holders of ordinary shares. There is no shareholding requirement for qualification to serve as a member of our board of directors.

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

Terms of Directors and Officers

Each of our directors holds office until a successor has been duly elected or appointed or until his or her office is otherwise vacated, except as otherwise described under “—Board of Directors” above. Our directors are subject to periodic retirement and reelection at staggered intervals. At each annual general meeting, one-third of our directors who are subject to retirement by rotation (or, if their number is not a multiple of three, the number nearest to, but not exceeding, one-third) retire from office. The chairman of our board of directors or our managing director will not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Any retiring director is eligible for re-election. The directors to retire at each annual general meeting will be determined as follows: (i) first, any directors who wish to retire and not offer themselves for re-election and (ii) if no director wishes to retire, then such directors who have been longest in office since their last re-election or appointment, provided that among directors who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Assuming that our board of directors will consist of seven directors, the term of each director (other than the chairman) will not exceed three years.

All of our executive officers are appointed by and serve at the discretion of our board of directors.

6.D. Employees

As of December 31, 2010, 2011 and 2012, we had 635, 613 and 233 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2012:

	Number of Employees	% of Total
Management and administration	50	21.4
Marketing, sales and distribution	99	42.5
Design and product development	33	14.2
Procurement, warehousing and logistics	36	15.5
Quality assurance	15	6.4
Total	233	100.0

We generally enter into standard employment contracts with our officers, managers and other employees with a term of three years. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. In addition, the standard employment agreements for our product design and development personnel and our executive officers contain confidentiality provisions which aim at protecting our designs, collections and trademarks and other intellectual property rights.

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

As of December 31, 2012, we had granted 553,613 restricted shares to Mr. Chi Hon Tsang, our chief financial officer, and no other awards to any of our directors, officers and employees under the 2010 Equity Incentive Plan.

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2013, by each of our directors and executive officers:

Ordinary Shares Beneficially Owned(1)(2)
	Number		Percent
James Jinshan Hong	61,177,173	(3)	55.0
Chaoshen Wang	1,660,839	(4)	1.5
Tianzhen Hong	—		—
Chi Hon Tsang	*		*
Cheok Chi Tam	—		—
Liang Xing	—		—
Feiyan Zheng
Yan Qiu	—		—
Dangsheng Chen	—		—
John Meng Low	—		—
Jianwei Shen	—		—
Baoyan Su	—		—
Frank Zhao	—		—
Wenxin Zhu	—		—

* The person beneficially owns less than 1.0% of the total outstanding ordinary shares.

(1)         Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days from the date of this annual report on Form 20-F.

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

(3)         Fame Brilliant, a British Virgin Islands company wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, is the record holder of 61,177,173 ordinary shares. Mr. James Hong disclaims beneficial ownership of these shares held by Fame Brilliant and Ms. Siu Fong Or.

(4)         Fame Brilliant sold in total 1,660,839 of our ordinary shares at the price of US$1.4875 per share in August 2011, February 2012 and October 2012 to Mr. Chaoshen Wang.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of March 31, 2013, 111,276,113 of our ordinary shares were outstanding, of which 32,642,500 ordinary shares were held in the form of ADSs. Deutsche Bank Trust Company Americas, as depositary of our ADSs, has advised us that, as of March 31, 2013, the ADSs representing these ordinary shares were held of record by Cede & Co., as nominee for The Depository Trust and Clearing Corporation, or DTC.

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of March 31, 2013, by (i) each shareholder known by us to beneficially own 5% or more of our ordinary shares and (ii) all directors and executive officers as a group:

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Siu Fong Or(1)	61,177,173	55.0%
James Jinshan Hong(1)	61,177,173	55.0%
Fame Brilliant Group Limited(1)	61,177,173	55.0%
Michael Self(2)	7,940,200	7.1%
Lake Union Capital Management, LLC(2)	7,940,200	7.1%
Phillip Ventures Enterprise Fund 2 Ltd.(3)	6,722,500	6.0%
Phillip Private Equity Pte Ltd.(3)	6,722,500	6.0%
Phillip Investment Corporation Pte. Ltd.(3)	6,722,500	6.0%
Lim Hua Min(3)	6,722,500	6.0%
Lake Union Capital Fund, LP(2)	6,412,200	5.8%
Splendid Pearl International Limited(4)	6,384,188	5.7%
Huatan Cai(4)	6,384,188	5.7%
All directors and executive officers as a group	63,391,625	57.0%

(1)         Fame Brilliant, a British Virgin Islands company wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, is the record holder of 61,177,173 ordinary shares. Mr. James Hong disclaims beneficial ownership of these shares held by Fame Brilliant and Ms. Siu Fong Or.

(2)         According to Amendment No. 4 to Schedule 13G filed with the Securities and Exchange Commission, or the SEC, on February 5, 2013, Michael Self, a U.S. citizen, Lake Union Capital Management, LLC, a Delaware limited liability company, and Lake Union Capital Fund, LP, a Delaware limited partnership, beneficially owned 7,940,200, 7,940,200 and 6,412,200 ordinary shares as of December 31, 2012, respectively. We do not have further information with respect to any changes in the beneficial ownership of our ordinary shares by these persons subsequent to December 31, 2012.

(3)         According to the Schedule 13G filed with the SEC on February 8, 2012, Phillip Ventures Enterprise Fund 2 Ltd., a Singapore company, or Phillip Ventures, held 6,722,500 ordinary shares in the form of ADSs as of December 31, 2011. Phillip Ventures is a private equity investment fund managed by Phillip Private Equity Pte Ltd., a Singapore company, or Phillip Private, on a fully discretionary basis. Phillip Private holds the only issued ordinary share of Phillip Ventures. The ultimate holding company of Phillip Private is Phillip Investment Corporation Pte. Ltd., a Singapore company, which is majority-owned by Mr. Lim Hua Min, a Singapore citizen. We do not have further information with respect to any changes in the beneficial ownership of our ordinary shares by these persons subsequent to December 31, 2011.

(4)         According to the Schedule 13G filed with the SEC on February 8, 2012, Splendid Pearl International Limited, a British Virgin Islands company wholly owned by Mr. Huatan Cai, a Hong Kong citizen, held 6,384,188 ordinary shares as of December 31, 2011. We do not have further information with respect to any changes in the beneficial ownership of our ordinary shares by these persons subsequent to December 31, 2011.

None of our existing shareholders has voting rights different from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Fame Brilliant sold in total 1,660,839 of our ordinary shares at the price of US$1.4875 per share in August 2011, February 2012 and October 2012 to Mr. Chaoshen Wang. See “Item 7.B. Related Party Transactions — Share Purchase Agreement.”

7.B. Related Party Transactions

Convertible Loans

2008 Convertible Loan

In December 2008, Fast Boost entered into a convertible loan agreement with Phillip Ventures under which Phillip Ventures granted loans in the aggregate amount of S$4.0 million to Fast Boost. Mr. James Hong, Ms. Siu Fong Or and Fame Brilliant, the then controlling shareholder of Fast Boost, are also parties to the 2008 convertible loan agreement and provided certain representations, warranties and covenants under the loan. In January 2010, in consideration of S$0.6 million, Phillip Ventures agreed to extend the maturity date of the loans under this agreement to December 31, 2010, which was further extended to February 28, 2011 pursuant to a supplemental agreement dated as of January 31, 2011.

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

Put Option and Share Pledge

Pursuant to the above convertible loan agreements, Phillip Ventures has a right to sell all the conversion shares to Mr. James Hong and his wife, Ms. Siu Fong Or, if our initial public offering is not completed prior to the maturity date. Also, Fame Brilliant pledged all of the ordinary shares of our company owned by it as collateral to secure Fast Boost’s obligations under the convertible loan agreements. Such put option and security interest have been terminated or discharged upon the completion of our initial public offering and conversion of the convertible loans.

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

Transactions with Our Chairman and Chief Executive Officer and His Affiliated Persons or Entities

Since January 2007, Shishi Zuoan has entered into various credit facilities with Bank of Quanzhou for working capital purposes. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu, a company controlled by Mr. Chaojie Hong, have provided guarantees for Shishi Zuoan’s obligation under some or all of such credit facilities. In May 2011, such credit facilities with the Bank of Quanzhou expired and were renewed. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu have provided guarantees for Shishi Zuoan’s obligations of up to RMB5.0 million. In February 2012, such credit facilities with the Bank of Quanzhou expired and were renewed. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu have provided guarantees for Shishi Zuoan’s obligations of up to RMB15.0 million. As of December 31, 2012, we had outstanding borrowings under these credit facilities of RMB4.2 million (US$0.7 million).

Since November 2008, Shishi Zuoan has entered into several loan agreements with Industrial Bank for working capital purposes. In 2011, Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong and Fujian Aidu, a company controlled by Mr. Chaojie Hong each agreed to guarantee our obligations of up to an aggregate amount of RMB36.3 million. In 2012, such credit facilities expired and were renewed. Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu each agreed to guarantee Shishi Zuoan’s obligations of up to an aggregate amount of RMB47.7 million. As of December 31, 2012, we had outstanding borrowings under these loans of RMB22.7 million (US$3.6 million).

In May 2009, Shishi Zuoan agreed to guarantee Fujian Aidu’s obligations for an aggregate amount of up to RMB6.0 million under the loan agreements entered into or to be entered into from May 11, 2009 to May 10, 2012 between Fujian Aidu and Agricultural Bank of China, Jinjiang Branch. In October 2011, Shishi Zuoan renewed the agreement and agreed to guarantee Fujian Aidu’s obligations for an aggregate amount of up to RMB6.0 million under the loan agreements entered into or to be entered into from October 25, 2011 to October 24, 2014 between Fujian Aidu and Agricultural Bank of China, Jinjiang Branch. As of December 31, 2012, the outstanding loans that were guaranteed by Shishi Zuoan were RMB3.0 million (US$0.5 million).

In June 2011, our company entered into loan agreements with China Citic Bank for short-term loans with principal amount of RMB35.0 million. The maturity date of these loans is June 2012. Mr. James Hong and one other third-party have provided guarantees for these short-term loans. In June 2012, our company entered into new loan agreements with China Citic Bank for short-term loans with principal amount of RMB35.0 million. The maturity date of these loans is June 2013. Mr. James Hong and a third party have provided guarantees for these short-term loans. As of December 31, 2012, we had outstanding borrowings under these loans of RMB35.0 million (US$5.6 million).

In 2011, we entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with principal amount of RMB43.6 million, RMB19.1 million of which were repaid between June to November 2011. In addition, Fujian Aidu renewed the previous banking facilities with Industrial and Commercial Bank of China to guarantee our obligations of up to an aggregate amount of RMB30.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between November 2010 to November 2012. In 2012, we entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with principal amount of RMB83.9 million, RMB37.5 million of which were repaid between July to December 2012. In addition, Fujian Aidu and Mr. James Hong and Ms. Or Siu Fong, the wife of Mr. James Hong, each renewed the previous banking facilities with Industrial and Commercial Bank of China to guarantee our obligations of up to an aggregate amount of RMB50.0 million and RMB30,0 million, respectively, under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between October 2011 to September 2016. As of December 31, 2012, we had outstanding borrowings under these loans of RMB46.4 million (US$7.4 million).

In November 2012, our company entered into a loan agreement with China Merchants Bank for a short-term loan with principal amount of RMB20.0 million. The maturity date of this loan is November 2013. Mr. James Hong has provided guarantee for this short-term loan. As of December 31, 2012, we had outstanding borrowings under these loans of RMB20.0 million (US$3.2 million).

Shishi Zuoan leases our production facility in Jinjiang, Fujian province, from Fujian Aidu pursuant to a lease agreement dated as of December 20, 2004. The lease agreement had a term of two years, renewable upon a one-month notice by Shishi Zuoan. We were obligated to pay an annual rent in the amount of RMB3.6 million, payable quarterly, under the lease. Pursuant to a supplemental agreement, the parties agreed to extend the lease to June 30, 2013, with an annual rent in the amount of RMB4.3 million, payable quarterly. We made rent payments to Fujian Aidu in the amount of RMB3.2 million (US$0.5 million) in 2012. In October 2012, we decided to concentrate on brand development and construction of new logistics centers and warehousing facilities going forward and as a result closed our sole production facility. We sold all plants and machinery at carrying book value and raw materials at 50% of the cost in the warehouse to Fujian Aidu at the prices of RMB73,000 and RMB1.3 million, respectively. Additionally, in October 2012, we entered into a new lease agreement related to a warehouse facility with Mr. Hong Chaoxi, Mr. James Hong’s father, which expires in July 2017. The annual rent is RMB 0.9 million and the rent free period started from August 2012 to June 2013.

Share Purchase Agreement

In November 2010, in recognition of Mr. Chaoshen Wang’s contribution to our growth in the past and in order to give him an equity-based incentive to encourage his continued employment with us, Fame Brilliant entered into a share purchase agreement with Mr. Wang. Under this agreement, Mr. Wang will have the right to purchase from Fame Brilliant ordinary shares of our company in an amount of up to 3% of the issued and outstanding shares of our company after our initial public offering, or the aggregate purchase shares. Such right will vest in installments over a period of three years commencing from the completion of our initial public offering, contingent upon Mr. Wang’s continued employment with our company. The first installment, equal to one-sixth of the aggregate purchase shares, will vest six months after the completion of our initial public offering, and the second installment, equal to one-sixth of the aggregate purchase shares, will vest one year after the completion of our initial public offering. The remaining purchase shares will vest pro rata each month thereafter over a period of two years. The purchase price will be 85% of the public offering price for our ordinary shares in the public offering. Mr. Wang purchased in total 1,660,839 ordinary shares of our company from Fame Brilliant at the price of US$1.4875 per share in August 2011, February 2012 and October 2012.

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

	High	Low	Average Daily Trading Volume
			(in thousands of ADSs)
Annual Information
2011 (from February 15)	$7.99	$2.08	31.4
2012	$5.52	$2.50	12.4
Quarterly Information
2011
First quarter (from February 15)	$7.99	$5.55	94.9
Second quarter	$7.75	$4.50	12.4
Third quarter	$5.85	$2.08	27.5
Fourth Quarter	$4.99	$2.25	21.6
2012
First quarter	$4.78	$3.25	16.4
Second quarter	$4.34	$3.22	19.1
Third quarter	$5.52	$2.85	6.3
Fourth Quarter	$3.51	$2.50	8.2
2013
First quarter	$3.65	$2.91	12.2
Second quarter (through April 26)	$2.98	$2.58	6.0
Monthly Information
2012
October	$4.97	$2.25	32.2
November	$4.99	$3.40	9.8
December	$4.99	$3.44	6.2
2013
January	$3.65	$2.95	22.7
February	$3.19	$2.95	8.3
March	$3.00	$2.91	4.9
April (through April 26)	$2.98	$2.58	6.0

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The principal trading market for our ordinary shares is the New York Stock Exchange, on which our ordinary shares are traded in the form of ADSs.

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

For more information about foreign exchange control and other foreign exchange regulations in China, see “Item 3.D. Risk Factors—Risks Related to Doing Business in China”.

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

PRC Taxation of Our Overseas Shareholders

The EIT Law Implementation Regulations provide that (i) if an enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as PRC-source income. It is not yet clear how the term “domicile” will be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where an enterprise is a tax resident. We may be treated as a PRC tax resident enterprise, as described in “Risk Factors—Risks related to doing business in China—Under the EIT Law, we may be considered a PRC ‘resident enterprise.’ As a result, we may be subject to 25% PRC enterprise income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.” If we are deemed to be a PRC tax resident enterprise, any dividends that we pay to our non-PRC enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be treated as PRC-source income and as a result be subject to PRC withholding tax at a rate of up to 10% in the case of dividends or PRC tax at a rate of 10% in the case of gains from the transfer of shares or ADSs, in each case unless a reduced rate is provided under any applicable tax treaty.

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to own such ordinary shares or ADSs. This discussion does not address any aspect of the Medicare contribution tax on “net investment income” of non-corporate U.S. Holders and does not address U.S. state, local and non-U.S. tax consequences. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•                  certain financial institutions;

•                  dealers or traders in securities who use a mark-to-market method of tax accounting;

•                  persons holding ordinary shares or ADSs as part of a hedge, straddle, wash sale, conversion, integrated transaction or similar transaction;

•                  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

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

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury regulations, and the income tax treaty between the People’s Republic of China and the United States, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

As used herein, a “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs and is:

•                  a citizen or individual resident of the United States;

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

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary, also referred to as pre-release, or intermediaries in the chain of ownership between holders and the issuer of the securities underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Accordingly, the creditability of PRC taxes described below could be affected by actions taken by such parties or intermediaries. Such actions would also be inconsistent with the claiming of the favorable tax rates, described below, applicable to dividends received by certain non-corporate holders.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be considered a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For these purposes, cash and cash-equivalents are generally passive.  A non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Because our cash balances have significantly increased over time and are substantial, we may be a PFIC if the total value of our assets is determined based on their book value or by reference to the trading price of our ADSs (which is volatile and generally decreased during 2012).  We have not obtained (and do not intend to obtain) valuations of our assets in order to make a determination of our PFIC status for 2012 or any other taxable year.  As the determination of PFIC status is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time, and because our cash balances may continue to increase over time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, the excess of any distribution received by a U.S. Holder on its ordinary shares or ADSs over 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner.

If we were a PFIC in any year during which a U.S. Holder held ordinary shares or ADSs, under certain attribution rules, the U.S. Holder would be deemed to own a proportionate share of lower-tier PFICs, and would be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, in each case as if the U.S. Holder directly held the shares of such lower-tier PFIC.

If we were a PFIC for any year during which a U.S. Holder held ordinary shares or ADSs, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ordinary shares or ADSs, even if we cease to meet the threshold requirements for PFIC status. In that case, U.S. Holders may be able to make a “deemed sale” election that would allow them to eliminate this continuing PFIC status under certain circumstances. U.S. Holders should consult their tax advisers regarding the availability and advisability of a “deemed sale” election in their particular circumstances.

In addition, if we were a PFIC, certain other elections may be available that would result in alternative treatments of the ordinary shares or ADSs. For example, if our ADSs are “regularly traded,” a U.S. Holder may be able to make a mark-to-market election, pursuant to which a U.S. Holder of ADSs generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of each taxable year (but only to the extent of the net income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the amount of income or loss recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). For purposes of the mark-to-market rules, the ADSs generally will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs is traded on at least 15 days during each calendar quarter. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have lower-tier PFICs for which a mark-to-market election may not be available. We do not intend to satisfy the record-keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections.

If a U.S. Holder owns ordinary shares or ADSs during any year in which we are a PFIC, the U.S. Holder may be required to file certain information reports, containing such information as the U.S. Treasury may require.

U.S. Holders should consult their tax advisers concerning our PFIC status and the tax considerations relevant to an investment in a PFIC.

Taxation of Distributions

We do not expect to pay dividends in the foreseeable future.  Subject to the discussion under “—Passive Foreign Investment Company Rules” above, any distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. If we are required to withhold PRC taxes, as described in “Taxation—PRC Taxation,” the amount of a dividend will include any such amounts withheld. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the depositary’s receipt of the dividend.

Subject to the limitations set forth in the Code and Treasury regulations, some of which vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, if we are treated as a PRC “resident enterprise” under PRC tax law as discussed under “Taxation—PRC Taxation” above, PRC income taxes withheld from dividends on ordinary shares or ADSs (at a rate not exceeding the rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) may be creditable against the U.S. Holder’s U.S. federal income tax liability. The application of the rules governing foreign tax credits depends on the particular circumstances of each U.S. Holder. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will constitute either “passive income” or “general income.” The creditability of foreign taxes may also be limited in other circumstances, for example, if the ordinary shares or ADSs have not been held for a prescribed minimum holding period or a U.S. Holder had losses from foreign sources in previous taxable years. Therefore, U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Disposition of Ordinary Shares or ADSs

For U.S. federal income tax purposes, subject to the discussion under “—Passive Foreign Investment Company Rules” above, gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

U.S. Information Reporting and Backup Withholding

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to our cash and cash equivalents denominated in U.S. dollars as a result of the proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

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

As of December 31, 2012, our total outstanding bank borrowings, consisting of short-term loans and credit facilities, amounted to RMB128.3 million (US$20.6 million) with interest rates varying from 5.656% to 9.000%. Assuming the principal amount of the outstanding loans remains the same as of December 31, 2012, a 1% increase in each applicable interest rate would add RMB1.3 million (US$0.2 million) to our interest expense in 2013. We have not used any derivative financial instruments to manage our interest risk exposure.

Interest-earning instruments carry a degree of interest rate risk. We had bank balances, consisting of cash at bank of RMB918.5 million (US$135.1 million) as of December 31, 2012. Bank interest income was RMB3.3 million (US$0.5 million) in 2012. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.3%, 5.4% and 2.6%  in 2010, 2011 and 2012, respectively.

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

•                  cable, telex, facsimile and electronic transmission and delivery expenses;

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

In the case of cash distributions, fees and charges of, and expenses incurred by, the depositary and taxes, duties or other governmental charges required to be withheld by the depositary, the custodian or our company are generally deducted from the cash being distributed. Service fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e., stock dividends, rights, etc.), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.

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

Fees and Other Payments from the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of investor relationship programs and other programs related to our ADR facility established pursuant to the deposit agreement. As of the date of this annual report on Form 20-F, we have received payment of RMB2.3 million (US$0.4 million) from the depositary relating to the ADR program.

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

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled approximately US$5.2 million, which consisted of approximately US$2.9 million for underwriting discounts and approximately US$2.3 million for other expenses. The net proceeds from our initial public offering to us, after deduction of fees and expenses, were approximately US$36.8 million. As of December 31, 2012, approximately US$18.2 million of the net proceeds from our initial public offering have been used for general corporate purposes.

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

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company and its subsidiaries as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our chief executive officer and chief financial officer, management conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on this assessment, management determined that our internal control over financial reporting was effective as of December 31, 2012.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012, no change in our internal control over financial reporting has occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Frank Zhao is an audit committee financial expert, as that term is defined in Item 16A (b) of Form 20-F, and is independent for the purposes of NYSE corporate governance rules and Rule 10A-3 of the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have appointed GHP Horwath, P.C. as our independent registered public accounting firm for each of the years ended December 31, 2011 and 2012. The following is a summary of the fees billed by GHP Horwath, P.C. for professional services rendered for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012
	US$
	(in thousands)
Audit fees(1)	210,000	230,000
Audit-related fees(2)	92,000	4,000
Tax fees(3)	—	—
All other fees(4)	—	—
Total	302,000	234,000

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

Audit Committee’s Pre-approval Policies and Procedures

The audit committee of our board of directors is responsible for the appointment, compensation, retention and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company. Pursuant to our audit committee charter, the audit committee has the authority and responsibility to appoint, retain and terminate our independent auditors (subject, if applicable, to shareholder approval), and has sole authority to approve all audit engagement fees and terms. The audit committee has the power to pre-approve the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services pursuant to pre-approval policies and procedures established by the audit committee. The audit committee may delegate its authority to pre-approve services to the chairman of the audit committee, provided that such designee presents any such approvals to the full audit committee at the next audit committee meeting. All of the audit and non-audit services provided by GHP Horwath, P.C. to us were pre-approved by our audit committee.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for fiscal year 2012 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by the independent auditors listed below are attached hereto as follows:

(a) Report of Independent Registered Public Accounting Firm dated April 30, 2013.

(b) Consolidated Balance Sheets as of December 31, 2010, 2011 and 2012.

(c) Consolidated Statements of Income for the years ended December 31, 2010, 2011 and 2012.

(d) Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012.

(e) Consolidated Statements of Equity for the years ended December 31, 2010, 2011 and 2012.

(f) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012.

(g) Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1

Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

2.2	Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

4.1	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

4.2	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

4.3	Form of Indemnification Agreement with Directors (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

4.4	Form of Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

4.5

English translation of form of Distribution Agreement between Shishi Zuoan and major distributors (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

4.6

English translation of Supplemental Agreement dated July 1, 2008 to Real Estate Transfer Agreement dated June 25, 2006 between Shishi Zuoan and Fujian Aidu (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

8.1*	List of Subsidiaries.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

*                 Filed herewith.

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

Date: April 30, 2013

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Zuoan Fashion Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of Zuoan Fashion Limited (Note 1) and subsidiaries (‘‘the Company’’) as of December 31, 2010, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zuoan Fashion Limited and subsidiaries as of December 31, 2010, 2011 and 2012, and the results of their operations and cash flows for each of the three years ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/GHP HORWATH, P.C.

Denver, Colorado

April 30, 2013

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN,

EXCEPT PER SHARE AMOUNTS)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Notes	2010	2011	2012

Revenues	4	872,085	1,230,881	1,427,367

Cost of sales		(515,158)	(686,890)	(759,285)

Gross profit		356,927	543,991	668,082

Other income	4	868	2,414	5,604
Selling and distribution expenses		(61,486)	(136,704)	(199,152)
Administrative expenses		(37,382)	(56,590)	(70,680)
Finance costs		(8,602)	(4,194)	(6,244)

Profit before taxation	5	250,325	348,917	397,610

Income tax expense	6	(67,324)	(93,226)	(102,230)

Profit after taxation		183,001	255,691	295,380

Other comprehensive loss:
Foreign exchange difference arising from translation of foreign currency financial financial statements		1,555	(4,763)	(665)
Total comprehensive income for the year		184,556	250,928	294,715

Earnings per share (RMB)

- Basic	8	2.29	2.39	2.65

- Diluted	8	2.29	2.37	2.65

Pro forma earnings per share (RMB)
- Diluted (unaudited)	8	2.19	—	—

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)

AS OF DECEMBER 31, 2010, 2011 AND 2012

	Notes	2010	2011	2012
ASSETS

Non-current assets
Property, plant and equipment	9	2,720	17,511	4,658
Deferred offering costs		5,757	—	—
		8,477	17,511	4,658
Current assets
Inventories	10	22,339	26,082	24,340
Trade and other receivables	11	249,857	446,897	608,466
Prepayments	12	2,313	223	100
Fixed deposits — pledged	13	1,054	1,670	9,619
Cash and cash equivalents	14	367,731	690,457	918,451
		643,294	1,165,329	1,560,976
Total assets		651,771	1,182,840	1,565,634

EQUITY AND LIABILITIES

Share capital	18	134	185	185
Share premium	19	129,599	426,165	426,165
Reserves	19	19,360	47,743	48,922
Retained profits		314,610	538,711	834,091
Total equity		463,703	1,012,804	1,309,363

Liabilities

Current liabilities
Trade and other payables	15	70,582	70,760	103,841
Interest-bearing bank borrowings	16	56,700	74,950	128,250
Convertible loans	17	40,961	—	—
Income tax payable		19,825	24,326	24,180
Total liabilities		188,068	170,036	256,271

Total equity and liabilities		651,771	1,182,840	1,565,634

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

				Attributable to the Company’s equity holders
		Number				Equity- settled Employees	Currency
		of shares	Share	Share	Statutory	Benefit	Translation	Retained	Total
	Notes	(in thousands)	Capital	Premium	Reserve	Reserves	Reserve	Profits	Equity

Balance at December 31, 2009		80,000	1	129,599	16,680	—	(27)	132,894	279,147
Issue of shares	1	—	134	—	—	—	—	—	134
Reclassification arising from reorganization	1	—	(1)	—	—	—	—	(133)	(134)
Total comprehensive income for the year		—	—	—	—	—	1,555	183,001	184,556
Transfer to statutory reserve		—	—	—	1,152	—	—	(1,152)	—

Balance at December 31, 2010		80,000	134	129,599	17,832	—	1,528	314,610	463,703
Issue of shares from initial public offerings	1	24,000	40	276,620	—	—	—	—	276,660
Share issue costs	1	—	—	(33,238)	—	—	—	—	(33,238)
Issue of shares under convertible loans	17	6,722	10	46,936	—	—	—	—	46,946
Recognition of share-based payments	27	—	—	—	—	7,805	—	—	7,805
Issue of ordinary shares under employee share incentive scheme	27	554	1	6,248	—	(6,249)	—	—	—
Total comprehensive income for the year		—	—	—	—	—	(4,763)	255,691	250,928
Transfer to statutory reserve		—	—	—	31,590	—	—	(31,590)	—

Balance at December 31, 2011		111,276	185	426,165	49,422	1,556	(3,235)	538,711	1,012,804
Recognition of share-based payments	27	—	—	—	—	1,844	—	—	1,844
Total comprehensive income for the year		—	—	—	—	—	(665)	295,380	294,715
Transfer to statutory reserve		—	—	—	—	—	—	—	—

Balance at December 31, 2012		111,276	185	426,165	49,422	3,400	(3,900)	834,091	1,309,363

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Notes	2010	2011	2012

Cash flows from operating activities
Profit before taxation		250,325	348,917	397,610
Adjustments for:
Depreciation of property, plant and equipment	5	680	3,382	6,961
Loss on disposal of property, plant and equipment	5, 9	—	—	14,842
Equity-settled employee benefit costs	27	—	7,805	1,844
Interest expense on bank borrowings		2,332	4,194	6,244
Interest expense on convertible loans		6,270	—	—
Interest income	4	(868)	(2,414)	(3,341)

Operating profit before working capital changes		258,739	361,884	424,160
(Increase)/decrease in inventories		(4,930)	(3,743)	1,742
Increase in trade and other receivables		(34,403)	(197,040)	(161,569)
(Increase)/decrease in prepayments		(5,661)	2,090	123
Decrease/(increase) in fixed deposits pledged		1,121	(616)	(7,949)
Increase in trade and other payables		14,371	6,327	33,081
Cash generated from operations		229,237	168,902	289,588
Interest paid		(2,332)	(4,194)	(6,244)
Income tax paid		(61,426)	(88,725)	(102,376)
Net cash generated from operating activities		165,479	75,983	180,968

Cash flows from investing activities
Acquisition of property, plant and equipment		(1,357)	(18,173)	(9,023)
Proceeds from disposals of property, plant and equipment		—	—	73
Interest received		868	2,414	3,341
Net cash used in investing activities		(489)	(15,759)	(5,609)

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Notes	2010	2011	2012
Cash flows from financing activities
Bank loans obtained		57,700	94,000	165,750
Repayment of bank loans		(18,050)	(75,750)	(112,450)
Net proceeds from initial public offering		—	249,179	—
Convertible loans obtained		21,522	—	—
Net cash generated from financing activities		61,172	267,429	53,300

Net increase in cash and cash equivalents		226,162	327,653	228,659
Exchange difference		—	(4,927)	(665)
Cash and cash equivalents at beginning of the year		141,569	367,731	690,457
Cash and cash equivalents at end of the year		367,731	690,457	918,451

	2010	2011	2012
Supplemental disclosure of cash flow information:

Conversion of convertible loans to ordinary shares	—	46,946	—

Issue of ordinary shares under employee share incentive scheme	—	6,248	—

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

2.              On October 5, 2010, the shareholders of Fast Boost effectively exchanged their outstanding shares of Fast Boost for the outstanding shares of Zuoan (the “Share Exchange”).  The Share Exchange was accounted for as a common control transaction.  Other than its 100% ownership of Fast Boost, Zuoan has no significant assets and no other business operations. Under the Share Exchange, Zuoan issued 20,000 ordinary shares. In December 2010, Zuoan effected a 4,000-for-1 share split whereby all of the Company’s issued and outstanding 20,000 ordinary shares were split into 80,000,000 ordinary shares with a par value of US$0.00025 per share. All references to shares and earning per share assume that the 80,000,000 ordinary shares of Zuoan are outstanding for all periods presented.

3.              In February 2011, Zuoan Fashion Limited completed an initial public offering (“IPO”) in the United States. In the IPO, 24,000,000 ordinary shares were sold for the net proceeds of approximately US$36.8 million (after deducting underwriting discounts and commissions and offering expenses).

Organization and reorganization

Fast Boost was incorporated in the British Virgin Islands (“BVI”) in February 2008 as a private company limited by shares with an authorized capital of US$50,000 comprising 50,000 ordinary shares of par value US$1.00 each. In September 2008, every one ordinary share of US$1.00 in the authorized and issued share capital of Fast Boost was divided into 100 ordinary shares of par value US$0.01 each.  Therefore, at December 31, 2008 and 2009, Fast Boost had 5,000,000 authorized ordinary shares.  Zuoan had 20,000 ordinary shares issued and outstanding (80,000,000 shares after giving effect to the share split described above) at December 31, 2010.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

1.                                      TITLE, ORGANIZATION AND REORGANIZATION (continued):

Organization and reorganization (continued)

The financial statements as of and for the year ended December 31, 2012 were authorized for issue by resolution of the Board of directors on April 30, 2013.  The principal place of business of the Company is located at Building 1, Lane 618, Dingyuan Road, Songjiang District, Shanghai, 201616, the People’s Republic of China (“PRC”).  All of the Company’s customers are located in the PRC.

Fast Boost was formed in February 2008 to become the holding company of Champion Goal Holdings Limited (“Champion Goal”) and its subsidiary, Shishi Zuoan.  In connection with the formation of Fast Boost, 10,000 ordinary shares were issued to an entity controlled by Mr. Hong for nominal cash consideration.  As of December 31, 2011 and 2012, Fast Boost had no significant assets or business operations.

In July 2008, Champion Goal was incorporated in Hong Kong as a company with limited liability as an investment holding company.  As of December 31, 2011 and 2012, Champion had no significant assets or business operations.  Shishi Zuoan was incorporated in the Peoples Republic of China (“PRC”) as a wholly foreign-owned enterprise (“WFOE”) by the wife of Mr. Hong in April 2002.

In 2008, Champion Goal acquired all of the equity in Shishi Zuoan, and Fast Boost acquired all of the equity in Champion Goal.  Champion Goal issued shares to the wife of Mr. Hong, the owner of Shishi Zuoan, and Fast Boost issued 10,000 ordinary shares to an entity controlled by Mr. Hong, the owner of Champion Goal.  The agreed consideration for these share issuances was RMB 129.6 million, which was based on the carrying value of the net assets of Shishi Zuoan.

The acquisition of Shishi Zuoan by Champion Goal and the acquisition of Champion Goal by Fast Boost have been accounted for as common control transactions in a manner similar to a pooling of interests, and there was no recognition of any goodwill or excess of the acquirers’ interest in the net fair value of the acquirees’ identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combinations.  Therefore, these transactions were recorded at historical cost with a reclassification of equity from retained profits to share premium to reflect the deemed value of consideration given in the local jurisdiction and the capital structure of Fast Boost.  The consolidated financial statements of the Company include all of the accounts of the Company and its subsidiaries, Champion Goal and Shishi Zuoan for all periods presented.

In August 2010, Shanghai Mingfu Fashion Limited (“Shanghai Mingfu”) was incorporated in the Peoples Republic of China (“PRC”) as a company with limited liability which is wholly owned by Shishi Zuoan.  As of December 31, 2010, 2011 and 2012, Shanghai Mingfu had no significant assets or business operations.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

1.                                      TITLE, ORGANIZATION AND REORGANIZATION (continued):

Organization and reorganization (continued)

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

Recently issued IFRSs

(a) New and amended standards adopted by the Company

There are no IFRSs or related interpretations that were effective for the first time for the financial year beginning on or after January 1, 2012 that had a material impact on the Company’s consolidated financial statements.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2012 and not early adopted

Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to Company items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements.

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2.                                      BASIS OF PRESENTATION (continued)

Recently issued IFRSs (continued)

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt this standard no later than the accounting period beginning on or after January 1, 2015.

IFRS 10, Consolidated financial statements’, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt this standard no later than the accounting period beginning on or after January 1, 2013.

IFRS 12, ‘Disclosures of interests in other entities’, includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company does not expect the adoption of these amendments to have a material impact on the Company’s consolidated financial statements and intends to adopt this standard no later than the accounting period beginning on or after January 1, 2013.

There are no other IFRSs or related interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

A reversal of an impairment loss is credited to the profit or loss in the period in which it arises. There were no impairment losses or recoveries recorded during the years ended December 31, 2010, 2011 and 2012.

(c)   Trade receivables

Trade receivables are measured on initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method, except when the effect of discounting would be immaterial. Appropriate allowances for estimated irrecoverable amounts are recognized in profit or loss when there is objective evidence that the asset is impaired. The allowance recognized is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. Trade receivables from the Company’s five largest customers represented 67.8%, 60.9% and 56.6% of the Company’s trade receivables as of December 31, 2010, 2011 and 2012, respectively.

(d)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits at banks and cash equivalents with maturities of three months or less.  For purposes of the cash flow statement, fixed deposits pledged as collateral for bills payable are reflected as an operating activity.

(e)   Financial liabilities

The Company’s financial liabilities which include trade payables, other payables, bank borrowings, and convertible loans payable are initially measured and recorded at fair value, and subsequently measured at amortized cost, using the effective interest rate method, unless the effect of discounting would be immaterial. In such cases, they are stated at cost. Trade payables generally have credit terms of 60 days.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the end of each reporting period, including the risks and uncertainties associated with the present obligation. Any reimbursement expected to be received in the course of settlement of the present obligation is recognized as a separate asset, not exceeding the amount of the related provision. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. In addition, long term provisions are discounted to their present values where time value of money is material.

In cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, or the amount to be provided for cannot be measured reliably, no contingent liability is recognized.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale.  The Company accepts product returns from distributors and department stores for quality reasons and only if the distributors and department stores follow Company procedures in processing the returned products.  Accumulated experience is used to estimate and provide for returns.  Sales rebates are estimated based on anticipated annual purchases.  No element of financing is deemed present, as sales are made with a credit term of 120 days (2011 and 2010: 90 days), which management believes is consistent with market practice.

The following table summarizes the revenue percentages for each individual distributor that represented more than ten percent of the Company’s total revenue in 2010, 2011 and/or 2012.

Distributors	2010	2011	2012
A	15.2%	9.7%	8.2%
B	12.5%	11.1%	10.2%
C	16.3%	15.3%	14.1%
D	13.1%	5.6%	2.7%
E	10.6%	10.7%	10.4%

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

3.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)     Revenue and cost recognition (continued):

(2)  Sales of goods — retail

The Company began operating flagship stores in May 2011 stores except the stores located in Shanghai to the respective distributors beginning in October 2012, for the sale of its menswear products.  In October 2012, the Company transferred all the flagship stores except the stores located in Shanghai to the respective distributors as a result of the efforts to streamline the internal operational infrastructure in order to reduce expenses and improve financial performance. As the market condition becomes increasingly challenging, the Company has experienced difficulties in recruiting and retaining managerial staff for the flagship stores and also in managing the inventories. Since the distributors are more experienced in operating stores and inventories, the Company believes that to transfer the flagship stores to certain distributors allows the Company to concentrate on its core strengths in design-driven fashion and brand visibility. Revenues are recognized at the point of sale. In 2010, 2011 and 2012, retail sales were approximately 4.9%, 5.2% and 5.7% of total revenues, respectively.

Retail sales returns within 3 days are accepted only for quality reasons.  Accumulated experience is used to estimate and provide for such returns at the time of sale.  The Company does not operate any retail customer loyalty programs.  Loyalty programs may be offered by distributors and department stores who bear all related program costs.

No single retail customer represents 10% or more of the total revenue for the years ended December 31, 2010, 2011 and 2012.

(3)  Interest income

Interest income is recognized using the effective interest method.

(4)  Cost of sales

Cost of sales includes the direct raw material costs, direct labor costs, design costs and direct manufacturing overhead, including depreciation of production equipment and rent, consistent with revenue earned. The Company outsources the production of a significant portion of its products to third-party contract manufacturers. Contract manufacturing costs represented 93.4%, 94.4% and 97.0% of the total cost of sales in 2010, 2011 and 2012, respectively. Purchases from the largest contract manufacturer represented 12.6%, 10.0% and 12.1% of the Company’s total cost of sales in 2010, 2011 and 2012, respectively.

Local transportation and unloading charges, and product inspection charges, are included in selling expenses and totalled approximately RMB367,000, RMB522,000 and RMB330,000, for the years ended December 31, 2010, 2011 and 2012, respectively.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

3.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)     Revenue and cost recognition (continued):

(5)  Administrative expenses

Administrative expenses include costs such as administrative personnel payroll, employee benefits, equity-settled employees benefit expenses, legal and professional fees, depreciation charges, loss on disposal of property, plant and equipment, loss on disposal of scrap raw materials, research and development expenses, social security contributions, office rental, local tax and surcharges and other expenses.

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

At December 31, 2010, 2011 and 2012, deferred tax was not significant.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

(l)    Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Company participates in a local municipal government social benefits plan, whereby the subsidiary of the Company in the PRC is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits.  The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees of the subsidiary of the Company. The only obligation of the Company is to pay the ongoing required contributions.  Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2010, 2011 and 2012 are disclosed in Note 5.

(m)  Advertising expenses

Advertising expenses are included in selling and distribution expenses. Expenditures on advertising and promotion activities is recognized as an expense when it is incurred. Prior to 2010, the Company’s distributors could submit proof of qualified advertising and promotional expenses to the Company, and the Company provided the distributors a reimbursement of these expenses, not greater than 3% of the distributors’ total purchases. These subsidies are recorded as selling and distribution expenses. This program was cancelled in 2010. The Company provided discretionary brand allowances to the distributors for their marketing efforts to clear their inventories from the 2011 Winter collection in the fourth quarter of 2011 according to the mutual agreements with respective distributors based on their purchase amounts. However, the Company has extended the allowances to the distributors for their marketing efforts, not greater than 3% of the distributors’ total purchases in the first half of 2012 and not greater than 6% of the distributors’ total purchases in the second half of 2012.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

3.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(n)   Deferred offering costs

Incremental costs directly attributable with the offerings of share capital that have been incurred at the balance sheet date are deferred and offset against the proceeds subsequently received from the capital issuance. If the offering is withdrawn, or aborted, these costs are charged to expense. Amounts recorded at December 31, 2010 were offset against the proceeds of the IPO in February 2011.

(o)   Functional currency

Items included in the consolidated financial statements of the Company are measured using the currency of the primary environment in which it operates (“the functional currency”). The Company’s principal operations are conducted in the PRC. Accordingly, the consolidated financial statements are presented in RMB. Transactions in currencies other than RMB are translated at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies (primarily intercompany accounts) are translated to the functional currency (RMB) at the foreign exchange rate prevailing at the statement of financial position date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences recognized in earnings for the years ended December 31, 2010, 2011 and 2012 are minimal.

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

(q)   Segment reporting

An operating segment is a distinguishable component of the Company that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Company has only one operating segment through December 31, 2012.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

3.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(r)   Financial instruments

The Company evaluates financial instruments, including convertible loans and other debt instruments according to the substance of the contractual agreements and in consideration of International Accounting Standards (“IAS”) No. 32, and No. 39.  These standards require the Company to make judgments about liability and equity features of the instruments, and also to evaluate if any element of the instrument, including embedded features, is a derivative.  The Company has determined that none of the Company’s financial instruments contain derivatives.

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

4.             REVENUES AND OTHER INCOME

Revenue represents the net invoiced value of goods sold, after allowances for trade discounts and sales rebates.  During the years ended December 31, 2010, 2011 and 2012, there were no trade discounts and sales rebates. An analysis of the Company’s revenue and other income is as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Revenues:
Sale of goods	872,085	1,230,881	1,427,367

Other income:
Interest income from banks	868	2,414	3,341
Income received from depositary shares under reimbursement programme	—	—	2,263

	868	2,414	5,604

The depositary may reimburse the Company for certain expenses in respect of investor relationship programs and other programs related to the Company’s ADR facility established pursuant to the depositary agreement. In December 2012, the Company received payment of approximately RMB2.3 million from the depositary relating to the ADR program upon certain requirements were met under the depositary agreement.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

5.             NATURE OF EXPENSE INFORMATION

The Company presents its Statement of Comprehensive Income using the ‘‘expense by function’’ method of IAS 1. Following is supplemental information related to certain ‘‘nature of expense’’ items for the years ended December 31, 2010, 2011 and 2012.

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Cost of inventories recognized as expenses	501,266	672,889	750,263
Audit fee	754	1,392	1,504
Depreciation of property, plant and equipment*	680	3,382	6,961
Directors’ remuneration
- salaries and related cost	894	2,033	2,384
- social benefits contribution	13	13	13
Key management personnel (other than directors)
- salaries and related cost	2,147	2,676	3,011
- social benefits contribution	21	34	39
Other than directors and key management personnel
- salaries and related cost	18,882	21,161	22,074
- social benefits contribution	2,697	2,635	2,557
Advertising expenses (included in selling and distribution expenses)	14,288	25,364	68,013
Loss on disposal of property, plant and equipment	—	—	14,842
Loss on disposal of scrap raw materials	1,121	—	1,300
Operating lease expense	5,224	15,875	26,707
Retail shop shelving expense	31,619	67,874	67,732
Other expenses**	43,022	69,050	67,961

* Depreciation expense of approximately RMB42,000, RMB2,000 and RMB1,000,   RMB638,000, RMB795,000 and RMB1,488,000, and nil, RMB2,585,000 and RMB5,472,000 have been included in cost of sales, administrative expenses and selling and distribution expenses, respectively, for the years ended December 31, 2010, 2011 and 2012.

** Other expenses consist primarily of exchange loss, finance costs, equity-settled employees benefit costs, local tax and surcharges, professional, consulting, and advisory fees, research and development expenses and travel and entertainment expenses.

6.             INCOME TAX EXPENSE

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Current period provision:
PRC income tax	67,324	93,226	102,230

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

6.           INCOME TAX EXPENSE (continued):

Reconciliation between income tax expense and profit before taxation at the applicable tax rates is as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Profit before taxation	250,325	348,917	397,610
Add: Losses incurred in tax-exempt jurisdiction	13,559	19,003	8,589
	263,884	367,920	406,199

Tax at the applicable tax rate of 25%	65,971	91,980	101,550
Effects of:
Expenses not deductible for tax purposes and other	911	1,214	639
Different tax rates in different countries	442	32	41
	67,324	93,226	102,230

(a)   Pursuant to the rules and regulations of the Cayman Islands and BVI, the Company and Fast Boost are not subject to any income tax in the Cayman Islands and BVI, respectively.

(b)   In February 2008, the Hong Kong Government announced a decrease in the profits tax rate from 17.5% to 16.5% applicable to the Company’s operations in Hong Kong, which is effective for the years ended December 31, 2010, 2011 and 2012. No provision was made for Hong Kong profits tax as the Company did not earn any income subject to Hong Kong profits tax during the relevant periods.

(c)   PRC income tax - The Company is subject to PRC income tax on profit arising or derived from the tax jurisdiction in which the subsidiaries of the Company, Shishi Zuoan and Shanghai Mingfu, operate and are domiciled. The provision for the PRC income tax on profit arising from operations in the PRC is calculated based on a statutory income tax rate of 25% in accordance with the PRC relevant income tax rules and regulation for the years ended December 31, 2010, 2011 and 2012, respectively.

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

7.             DIVIDENDS

No dividends have been declared or paid for the years ended December 31, 2010, 2011 and 2012.

8.             EARNINGS PER SHARE

(a)   Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of the Company by the number of ordinary shares.  The Company’s issued and outstanding ordinary shares after the 2010 reorganization transactions and stock split described in Note 1, (80,000,000 shares) are assumed to be issued for years ended December 2009 and 2010.  In February 2011, Zuoan Fashion Limited completed an initial public offering (“IPO”) in the United States, the basic number of shares is 111,276,113 after the new issuance of ordinary shares to the public, the conversion of convertible loans and under the 2010 Equity Incentive Plan for the year ended December 31, 2011. The following table is in thousands of RMB, except per share amounts.

	2010	2011	2012

Profit attributable to equity holders of the Company (RMB’000)	183,001	255,691	295,380

Number of ordinary shares (‘000)	80,000	111,276	111,276

Weighted average number of shares	80,000	107,163	111,276

Weighted average diluted number of shares	80,000	107,981	111,276

Basic earnings per share (RMB)	2.29	2.39	2.65

Diluted earnings per share (RMB)	2.29	2.37	2.65

(b)   Diluted earnings per share

For the purpose of calculating diluted earnings per share, profit attributable to equity holders of the Company and the outstanding ordinary shares are adjusted for the effects of all dilutive potential ordinary shares.  Dilutive potential ordinary shares shall be deemed to have been converted into ordinary shares at the beginning of the financial period or, if later, the date of the issue of the potential ordinary shares.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

8.           EARNINGS PER SHARE (continued)

(b)  Diluted earnings per share (continued)

The convertible loans described in Note 17 automatically converted to equity upon the Company’s successful completion of the IPO.  However, prior to the completion of the IPO, the conversion was contingent, as it was not possible to determine the dilutive effect of these instruments until such time that the terms of the IPO were finalized and the contingency was resolved.  Other than the convertible loans and the share-based payments described in Note 27, the Company has no other potentially dilutive instruments.  Since the conditions that would result in the issuance of ordinary shares under the convertible loans were not satisfied until February 2011, dilutive earnings per share are equal to basic earnings per share in 2009 and 2010. For 2011, diluted earnings per share included the dilutive impact of share-based payments (284,000 shares) and the convertible loans (534,000 shares). The 2011 diluted earnings per share does not reflect any adjustment to profit after taxation for the effect of interest related to the convertible loans through February 2011 as the amount was not significant.

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

2010
Profit attributable to equity holders of the Company (RMB’000)	183,001
Adjustment to add back interest expense related to convertible loans assumed to be converted (RMB’000)	6,270
Pro forma profit attributable to equity holders of the Company (RMB’000)	189,271
Number of ordinary shares	80,000,000
Adjustment to reflect the weighted average impact of ordinary shares to be issued upon assumed conversion of convertible loans	6,514,697
Pro forma weighted average number of ordinary shares	86,514,697
Pro forma diluted earnings per share (RMB)	2.19

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

9.         PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Plant and machinery	Office equipment	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2010
Cost	—	2,393	1,036	3,054	6,483
Accumulated depreciation	—	(2,277)	(380)	(1,783)	(4,440)
Net book amount	—	116	656	1,271	2,043

Year ended December 31, 2010
Opening net book amount	—	116	656	1,271	2,043
Additions	845	6	506	—	1,357
Depreciation charge	(42)	(52)	(215)	(371)	(680)
Closing net book amount	845	67	990	993	2,895
Closing net book amount	803	70	947	900	2,720

At December 31, 2010
Cost	845	2,399	1,542	3,054	7,840
Accumulated depreciation	(42)	(2,329)	(595)	(2,154)	(5,120)
Net book amount	803	70	947	900	2,720

Year ended December 31, 2011
Opening net book amount	803	70	947	900	2,720
Additions	18,022	—	151	—	18,173
Depreciation charge	(2,754)	(13)	(297)	(318)	(3,382)
Closing net book amount	16,071	57	801	582	17,511

At December 31, 2011
Cost	18,867	2,399	1,693	3,054	26,013
Accumulated depreciation	(2,796)	(2,342)	(892)	(2,472)	(8,502)
Net book amount	16,071	57	801	582	17,511

Year ended December 31, 2012
Opening net book amount	16,071	57	801	582	17,511
Additions	8,957	—	66	—	9,023
Reclassification	—	(57)	57	—	—
Depreciation charge	(6,453)	—	(305)	(203)	(6,961)
Disposal	(14,842)	—	(73)	—	(14,915)
Closing net book amount	3,733	—	546	379	4,658

At December 31, 2012
Cost	5,765	—	1,762	3,054	10,581
Accumulated depreciation	(2,032)	—	(1,216)	(2,675)	(5,923)
Net book amount	3,733	—	546	379	4,658

All property, plant and equipment held by the Company are located in the PRC.

In October 2012, the Company transferred all flagship stores except the stores located in Shanghai to the respective distributors as a result of the efforts to streamline the internal operational infrastructure in order to reduce expenses and improve financial performance. As the market condition becomes increasingly challenging, the Company has experienced difficulties in recruiting and retaining managerial staff for the flagship stores and also in managing the inventories. Since the distributors are more experienced in operating stores and inventories. The Company believes that to transfer the flagship stores to certain distributors allows the Company to concentrate on its core strengths in design-driven fashion and brand visibility that resulted in the significant loss on disposal of leasehold improvements recognized in administrative expenses (Note 5).

The Company evaluates the valuation of the existing leasehold improvements and no impairment noted.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

10.          INVENTORIES

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

At cost
Raw materials	9,955	3,265	—
Finished goods (primarily purchased)	11,364	22,684	24,139
Work in progress	785	10	—
Packing materials	235	123	201
	22,339	26,082	24,340

No allowances for inventory obsolescence are recorded as of December 31, 2010, 2011 and 2012.

In October, 2012, the Company decided to concentrate on brand development and construction of new logistics centers and warehousing facilities going forward and as a result closed the sole production facility and all raw materials were disposed in October 2012 (Note 21).

11.          TRADE AND OTHER RECEIVABLES

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Trade receivables	249,116	436,625	607,865
Advances to directors and employees	224	40	23
Rental deposits	504	7,087	576
Other receivables	—	3,145	2
Amounts due from shareholders	13	—	—
	249,857	446,897	608,466

Trade receivables are non-interest bearing and generally have credit terms of 90 days.

Trade receivables include output VAT due to the Company from its customers. At December 31, 2010, 2011 and 2012, the amount of output VAT included in trade receivables was RMB36,196,000, RMB63,441,000 and RMB88,322,000, respectively.

Advances to directors are solely for business purposes and were made prior to 2011.

Rental deposits are deposits and prepaid rental expenses for our direct flagship stores and the head quarter in Shanghai and our office in Shishi City, Fujian Province, respectively.

Amounts due from shareholders are unsecured, interest-free and repayable on demand.

The carrying amounts of trade and other receivables are denominated as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Renminbi	249,844	446,897	608,466
Hong Kong Dollar	13	—	—
	249,857	446,897	608,466

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

12.          PREPAYMENTS

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Prepayments	2,313	223	100

As of December 31, 2010, prepayments mainly relate to a design fee and rental expenses paid to a third party.

As of December 31, 2011 and 2012, prepayments mainly relate to legal and professional fees, marketing expenses and rental expenses paid to third parties.

The carrying amounts of prepayments are denominated as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Renminbi	2,313	100	100
European Dollar	—	107	—
United States Dollar	—	16	—
	2,313	223	100

13.          FIXED DEPOSITS—PLEDGED

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Fixed deposits - pledged	1,054	1,670	9,619

Fixed deposits with financial institutions have maturity dates greater than 3 months up to 6 months. Fixed deposits are repriced within one month from the end of the financial year with effective interest rates of 0.850%, 1.616% and 2.997% per annum for the financial years ended December 31, 2010, 2011 and 2012, respectively.

Bills payable are secured by fixed deposits placed with financial institutions.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

14.                               CASH AND CASH EQUIVALENTS

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Cash on hand	43	106	256
Cash at banks	367,688	690,351	918,195
	367,731	690,457	918,451

The Renminbi is not freely convertible into foreign currencies.  Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange Renminbi for foreign currencies through banks that are authorised to conduct foreign exchange business.

The cash at banks bear effective interest rates of 0.360%, 0.457% and 0.464% per annum during the years ended December 31, 2010, 2011 and 2012, respectively.

The carrying amounts of cash and bank balances are denominated as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Renminbi	367,526	562,822	791,611
United States Dollars	—	127,478	126,805
Hong Kong Dollar	107	65	3
Singapore Dollar	98	92	32
	367,731	690,457	918,451

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

15.                               TRADE AND OTHER PAYABLES

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Trade payables	38,663	40,869	47,557
Bills payable	500	5,053	23,273
VAT payables	8,013	12,167	13,155
Accrued liabilities	3,473	7,782	8,303
Other payables	13,784	4,889	11,553
Accrued interest on convertible loans	6,149	—	—
	70,582	70,760	103,841

Trade payables generally have credit terms of 60 days.

Bills payable relate to inventory purchases and are secured by fixed deposits placed with financial institutions.

Other payables mainly relate to amounts payable to suppliers for purchases of fixtures and fittings for retail shops and non-interest bearing cash advances from third parties which are repayable on demand within twelve months.

Accrued liabilities mainly comprise accrued wages, staff-related expenses and legal and professional fees as of December 31, 2010, 2011 and 2012.  Accrued liabilities as of December 31, 2010 also included amounts related to the initial public stock offering that occurred in February 2011.

The carrying amounts of trade and other payables are denominated as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Renminbi	53,248	67,269	94,026
Hong Kong Dollar	10,904	1,754	2,595
Singapore Dollar	6,149	—	—
European Dollars	—	40	40
United Stated Dollars	281	1,697	7,180
	70,582	70,760	103,841

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

16.                               INTEREST- BEARING BANK BORROWINGS

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Short term bank borrowings-secured	56,700	74,950	128,250

The Company’s interest-bearing bank borrowings are guaranteed by a director, a related party and a third party. Short-term bank borrowings bear effective interest rates of 6.39%, 6.72% and 7.203% per annum during the years ended December 31, 2010, 2011 and 2012, respectively.

The carrying amounts of interest-bearing bank borrowings are denominated in Renminbi.

In July 2010 and August 2010, the Company borrowed additional short-term loans from the revolving credit facility with Bank of Quanzhou with principal amounts of RMB1.5 million and RMB2.7 million, respectively. As of December 31, 2010, the Company had outstanding borrowings of RMB 4.2 million, with RMB 0.8 million available for future drawdown. These loans were due and repaid in July and August 2011, respectively. The Company borrowed two additional short-term loans from the revolving credit facility which were guaranteed by Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu for the obligations of up to an aggregate amount of RMB5.0 million. As of December 31, 2011, the Company had outstanding borrowings of RMB 4.2 million, with RMB0.8 million available for future drawdown. These loans were due and repaid in August 2012. The Company borrowed two additional short-term loans from the revolving credit facility which are guaranteed by Mr. James Hong, Mr. Chaojie Hong, and Fujian Aidu for the obligations of up to an aggregate amount of RMB15.0 million. As of December 31, 2012, the Company had outstanding borrowings of RMB 4.2 million, with RMB10.8 million available for future drawdown. The weighted average interest rate was 8.786% for the year ended December 31, 2012.

Between September and December 2010, the Company entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with an aggregate principal amount of RMB12.6 million. These loans were due and repaid between February and June 2011. The weighted average interest rate was 5.00% for the year ended December 31, 2010.

During the year ended December 31, 2011, the Company entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with an aggregate principal amount of RMB43.6 million. Some of these loans were due and repaid between June and November 2011, and the remaining loans were due and repaid between January and July 2012. The weighted average interest rate was 5.898% for the year ended December 31, 2011.

During the year ended December 31, 2012, the Company entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with an aggregate principal amount of RMB83.9 million. Some of these loans were due between July and December 2012, and the remaining loans are due or repaid between January and June 2013. The weighted average interest rate was 5.837% for the year ended December 31, 2012.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

16.                               INTEREST- BEARING BANK BORROWINGS (continued)

The Company pledged certain of its accounts receivable as security for the borrowings under these loans. In addition, Fujian Aidu agreed to guarantee the Company’s obligations of up to an aggregate amount of RMB18.0 million and entered into a new banking facility in February 2011 to guarantee obligations of up to an aggregate amount of RMB10.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between September 2010 to August 2012 and between February 2011 to February 2013, respectively.  In May 2011, Fujian Aidu renewed such banking facilities to guarantee obligations of up to an aggregate amount of RMB30.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that were entered into between November 2010 and November 2012, which superseded previous facilities since May 2011. In February 2012, Mr. James Hong and Ms. Or Siu Fong, wife of Mr. James Hong (“Ms. Or”), renewed banking facilities to guarantee the Company’s obligations of up to an aggregate amount of RMB30.0 million under this loan and any other loan agreements that have been or may be entered into between October 2011 to September 2016. In June 2012, Mr. James Hong and Ms. Or  and Fujian Aidu each entered into an additional banking facility to guarantee obligations of up to an aggregate amount of RMB50.0 million under this loan and any other loan agreements that have been or may be entered into between October 2011 to September 2016, respectively. Subsequent to December 31, 2012, there were additional short-term loans with the principal amount of RMB14.5 million and the maturity dates of these loans is between July and September 2013. The weighted average interest rate was 5.95%.

In June 2010, the Company entered into a loan agreement with Industrial Bank Co., Ltd., under which the Company borrowed RMB4.9 million. The loan was fully repaid in May 2011, and its weighted average interest rate was 6.9% for the year ended December 31, 2010. Mr. James Hong, Mr. Chaojie Hong, and Mr. Qilin Hong each provided guarantees for the obligations under this loan agreement. In addition, Fujian Aidu and Jinjiang Yuanxing each guaranteed these obligations of up to an aggregate amount of RMB5.0 million under this loan and any other loan agreements with Industrial Bank Co. that were entered into from November 2009 to November 2010.

During the year ended December 31, 2011, the Company entered into loan agreements with Industrial Bank Co., Ltd., under which the Company borrowed RMB11.3 million. These loans were due and repaid in August and November 2012, respectively. The weighted average interest rate was 8.2% for the year ended December 31, 2011. Mr. James Hong, Mr. Chaojie Hong, and Fujian Aidu each provided guarantees for the obligations under these loan agreements with Industrial Bank Co., Ltd. that has been entered or will be entered into from September 2011 to November 2013 up to RMB36.3 million.

During the year ended December 31, 2012, the Company entered into loan agreements with Industrial Bank Co., Ltd., under which the Company borrowed RMB22.7 million. The maturity dates of these loans are between June and December 2013, respectively. The weighted average interest rate was 7.414% for the year ended December 31, 2012. Mr. James Hong and Mr. Chaojie Hong each entered into new bank facilities for the obligations up to RMB17.7 million to provided guarantees for the aggregate obligations under these loan agreements with Industrial Bank Co., Ltd. that has been entered or will be entered from June 2012 to August 2014 to supersede the previous facilities. Since June 2012, Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu each provided guarantees for the obligations under these loan agreements that has been entered or will be entered from September 2011 to August 2014 up to RMB47.7 million.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

16.                               INTEREST- BEARING BANK BORROWINGS (continued)

Subsequent to December 31, 2012, there was a short-term loan with Industrial Bank Co., Ltd. with the principal amount of RMB1.7 million and the maturity date of this loan is December 2013. The interest rate was 7.2%.

In May 2010, the Company entered into a loan agreement with China Citic Bank for a short-term loan with the principal amount of RMB35.0 million. The loan was fully repaid in May 2011. The weighted average interest rate was 6.372% for the year ended December 31, 2010. Mr. James Hong and certain other parties provided guarantees for this loan. In June 2011, the Company entered into new loan agreements with China Citic Bank for short-term loans with an aggregate principal amount of RMB35.0 million. These loans were due and repaid in June 2012. The weighted average interest rate was 8.203%. Mr. James Hong and other third-party provided guarantees for these loans. In June 2012, the Company entered into new loan agreements with China Citic Bank for short-term loans with an aggregate principal amount of RMB35.0 million. These loans are due in June 2013. The weighted average interest rate was 8.519%. Mr. James Hong has provided guarantees for these loans.

In November 2012, the Company entered into a loan agreement with China Merchant Bank for a short-term loan with the principal amount of RMB20.0 million. The loan is due in November 2013. The weighted-average interest rate was 7.500% for the year ended December 31, 2012. Mr. James Hong has provided guarantee for this loan.

There are no restrictive covenants, no assets mortgaged and pledged or subject to lien for these loans. The Company has been in compliance with all provisions of the loans as of December 31, 2010, 2011 and 2012. There have been no significant changes in long-term obligations subsequent to the date of this report.

17.                               CONVERTIBLE LOANS

Fast Boost had convertible loan agreements with Phillips Venture Enterprise Fund 2 Ltd (the “Pre-IPO Investor”).  Mr. Hong, his wife, and a shareholder of Fast Boost (controlled by Mr. Hong) were also parties to the agreement.  The Pre-IPO Investor extended a sum of Singapore Dollars (“S$”) 8.0 million, in 2 tranches of S$4.0 million each.  The first S$4.0 million tranche was received at various dates in 2009, and the second S$4.0 million tranche was received in January 2010.  The loans are referred to as the “Convertible Loan Agreement I” and “Convertible Loan Agreement II”, respectively, and together, the “Convertible Loan Agreements”.  Significant terms of the Convertible Loan Agreements were:

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

17.                               CONVERTIBLE LOANS (continued)

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

18.                               AUTHORISED SHARE CAPITAL

The share capital balance as December 31, 2010 and 2011 represent the issued share capital of Zuoan after the Share Exchange carried out on October 5, 2010 and newly-issued ordinary shares from the initial public offering and restricted shares issued to Chief Financial Officer in 2011, respectively. No ordinary shares were issued for the year ended December 31, 2012.

19.                               RESERVES

Share premium

The share premium represents the excess of issue price, for local jurisdiction purposes, over the par value of the share issued.

Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the subsidiary of the Company established in the PRC is required to transfer 10% of its profit after taxation prepared in accordance with the accounting regulations of the PRC to the statutory reserve until the reserve balance reaches 50% of the subsidiary’s registered capital. Such reserve may be used to offset accumulated losses or increase the registered capital of the subsidiary, subject to the approval from the PRC authorities, and are not available for dividend distribution to the shareholders. At December 31, 2010, 2011 and 2012 the registered capital was approximately RMB35,664,000, RMB98,843,000, and RMB98,843,000, respectively. At December 31, 2010, 2011 and 2012, the statutory reserve is fully funded.

Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s functional currency.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

20.                               COMMITMENTS

Operating lease commitments

The Company leases offices, warehouses, factory premises and retail shops under non-cancellable operating lease arrangements. The leases have varying terms. Additionally, the Company was a party to certain advertising and design fee contracts.  Future minimum payments under these agreements are as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Leases:
Not later than one year	8,106	31,996	4,690
Later than one year and not later than five years	18,346	36,335	7,283
Total	26,452	68,331	11,973

Advertisement contract:
Not later than one year	—	2,848	—

Design fee
Not later than one year	1,700	—	—

21.                               SIGNIFICANT RELATED PARTY TRANSACTIONS

In addition to the related party information disclosed elsewhere in the financial statements, the following transactions occurred between the Company and related parties at terms agreed upon between the parties.  The rental agreement relates to a production facility leased from an entity controlled by the uncle of Mr. Hong.  The rental agreement was due to expire in June 2013 and annual rent was RMB 4.3 million.  The Company also guarantees certain obligations of this entity (Note 24). In October 2012, the Company terminated the lease agreement and sold all plant and machinery at carrying book value (Note 9) and raw materials at 50% of the cost to Fujian Aidu at terms agreed upon between the parties (Note 10). Additionally, in October 2012, the Company entered into new lease agreement related to a warehouse facility from Mr. Hong Chaoxi, Mr. James Hong’s father which expires in July 2017. The annual rent is RMB0.9 million and the rent free period started from August 2012 to June 2013.

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Rental of production facilities	4,300	4,300	3,225
Proceeds from disposal of property, plant and equipment	—	—	73
Proceeds from disposal of scrap raw materials	—	—	1,290

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

23.                               FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES

The Company’s overall financial risk management program seeks to minimize potential adverse effects of financial performance of the Company. Management has in place processes and procedures to monitor the Company’s risk exposures while balancing the costs associated with such monitoring and management against the costs of risk occurrence. The Company’s risk management policies are reviewed periodically for changes in market conditions and the Company’s operations.

The Company is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks include credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

As of December 31, 2010, 2011 and 2012, the Company’s financial instruments mainly consisted of cash and bank balances, trade receivables, other receivables, trade payables, accrued liabilities, other payables, borrowings and convertible loans.

(i)           Credit risk

Credit risk is the risk of financial loss to the Company if a customer fails to meet its contractual obligations. Credit risk of the Company arises principally from the Company’s trade and other receivables and bank balances.

For trade receivables, the Company’s exposure to credit risk is restricted by the credit limits that are approved by the Chief Operating Officer. The Company typically allows the existing customers credit terms of up to 120 days (90 days in 2011 and 2010).  In deciding whether credit shall be extended, the Company will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Operating Officer.

The Company performs ongoing credit evaluation of its customers’ financial position. The Company has a significant concentration of credit risk, as the Company’s trade receivables balance at December 31, 2010, 2011 and 2012, represented by 10, 13 and 16 distributors in 2010, 2011 and 2012, comprises 96.9%,  99.1% and 99.3% of the total trade receivables balance for the respective financial years.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The age analysis of trade receivables is as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Past due	—	72,626	—
Not past due	249,116	363,999	607,865

The Company’s major classes of financial assets are cash and bank balances and trade receivables.

Management believes that all significant bank deposits are with reputable banks and that all significant trade receivables are mainly customers of good credit- standing.

There is no trade receivable that is past due and/or impaired in 2010 and 2012 but there were trade receivables amounting to RMB72.6 million past due in 2011. However, no impairment loss was recognised in profit or loss, as the trade receivables were subsequently received.

(ii)       Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirement in the short and long term. The bank borrowings for the years ended December 31, 2010, 2011 and 2012, have a maturity period of less than one year from the statement of financial position date.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

23.                               FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES (continued)

(iii) Market risk (continued)

	Effective interest rate	Floating interest rate	Fixed interest rate	Non- interest bearing	Total
The Company	%	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31,2010
Financial Assets
Cash and bank balances	0.36	367,731	—	—	367,731
Trade and other receivables		—	—	249,857	249,857
Prepayments		—	—	2,313	2,313
Fixed deposits pledged	0.85	1,054	—	—	1,054
		368,785	—	252,170	620,955
Financial Liabilities
Trade and other payables		—	—	70,582	70,582
Interest-bearing bank borrowings	6.39	—	56,700	—	56,700
Convertible loans	15.00	—	40,961	—	40,961
		—	97,661	70,582	168,243
As of December 31,2011
Financial Assets
Cash and bank balances	0.46	690,457	—	—	690,457
Trade and other receivables		—	—	446,897	446,897
Fixed deposits pledged	1.62	1,670	—	—	1,670
		692,127	—	446,897	1,139,024
Financial Liabilities
Trade and other payables		—	—	70,760	70,760
Interest-bearing bank borrowings	6.72	44,600	30,350	—	74,950
		44,600	30,350	70,760	145,710
As of December 31,2012
Financial Assets
Cash and bank balances	0.46	918,451	—	—	918,451
Trade and other receivables		—	—	608,466	608,466
Fixed deposits pledged	3.00	9,619	—	—	9,619
		928,070	—	608,466	1,536,536
Financial Liabilities
Trade and other payables		—	—	103,841	103,841
Interest-bearing bank borrowings	7.20	55,000	73,250	—	128,250
		55,000	73,250	103,841	232,091

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

23.                               FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES (continued)

(iii) Market risk (continued)

The Company’s interest-bearing bank borrowings in 2010, 2011 and 2012 are at fixed or floating interest rates and are denominated mainly in Renminbi. Fluctuations in the interest rate of bank borrowings and the convertible loan did not have a significant impact on the Company’s net profit for years ended December 31, 2010, 2011 and 2012.

24.                               CONTINGENT LIABILITIES

The Company has issued guarantees to a financial institution for bank borrowings of an entity controlled by the uncle of Mr. Hong and certain third parties.  The Company’s guarantee is for loan agreements (generally short term borrowings) and bill payables entered into or to be entered into by the entities from September 2012 to October 2014.  The maximum amount of bank borrowing and bill payables that may be guaranteed was as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Corporate guarantees	6,000	6,000	21,000

At December 31, 2010, 2011 and 2012, bank borrowings and bill payables outstanding under those guarantees were nil, RMB6.0 and RMB18.0 million, respectively.

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

25.                               CAPITAL MANAGEMENT (continued)

The Company monitors capital on the basis of the debt-to-adjusted capital ratio. This ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debts less cash and cash equivalents. Adjusted capital comprises all components of equity including share capital, share premium, retained earnings and other reserves. The Company has debt-to-adjusted capital ratios of (0.387), (0.514) and (0.506) for the years ended December 31, 2010, 2011 and 2012, respectively.

26.                               FINANCIAL INSTRUMENTS

The carrying amounts of financial assets and liabilities with a maturity of less than one year approximate their fair values.

The Company does not anticipate that the carrying amounts recorded at the statement of financial position date would be significantly different from the values that would eventually be received or settled.

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

On the same day, the board of directors authorized the grant of restricted stock to Mr. Chi Hon Tsang, the Company’s chief financial officer, in the amount of 0.5% of the Company’s issued and outstanding share capital, on a fully dilutive basis, immediately following the completion of the Company’s initial public offering pursuant to the 2010 Equity Incentive Plan and 553,613 shares of restricted stock was granted to Mr.  Chi Hon Tsang, and the right vested over a period of six months based on the initial public offering price (US$7.00). The restricted stock was issued in August 2011.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

For shares granted to employees, the fair value of the shares is measured as the difference between the market price of the ordinary shares, adjusted to take into account the terms and conditions upon which the shares were granted (except for vesting conditions that are excluded from the measurement of fair value) and the purchase price of the grant. Adjustments to the market price of the Company’s ordinary shares could arise, for example, if the employee is not entitled to receive dividends during the vesting period.

The share-based compensation expense is categorized as cost of sales, selling and distribution expenses, or administrative expenses, depending on the job functions of the grantees.

No awards were made under the 2010 Equity Incentive Plan during the year ended December 31, 2012 except for the share-based payment as aforesaid.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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