Form 20-F
period 2013-12-31
ZUOAN FASHION LTD
filed 2014-04-30
CIK 1501176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2013
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

Title of Class	Number of Shares Outstanding
Ordinary Shares	111,276,113

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒
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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

[APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS]
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated statements of financial position data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included herein, which were prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB. The selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2009 and 2010 and the selected consolidated statements of financial position data as of December 31,

2009 and 2010 have been derived from our audited consolidated financial statements that have not been included herein, which were prepared in accordance with IFRS. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

Consolidated Statements of Comprehensive Income Data:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues	693,089	872,085	1,230,881	1,427,367	1,252,146	206,840
Cost of sales	(411,165)	(515,158)	(686,890)	(759,285)	(713,891)	(117,926)
Gross profit	281,924	356,927	543,991	668,082	538,225	88,913
Other income	898	868	2,414	5,604	5,462	902
Selling and distribution expenses	(53,373)	(61,486)	(136,704)	(199,152)	(240,972)	(39,806)
Administrative expenses	(22,176)	(37,382)	(56,590)	(70,680)	(54,700)	(9,036)
Finance costs	(1,018)	(8,602)	(4,194)	(6,244)	(10,680)	(1,764)
Profit before taxation	206,255	250,325	348,917	397,610	237,365	39,210
Income tax expense	(52,357)	(67,324)	(93,226)	(102,230)	(61,924)	(10,229)
Profit after taxation	153,898	183,001	255,691	295,380	175,441	28,981
Earnings per ordinary share
Basic	1.92	2.29	2.39	2.65	1.58	0.26
Diluted	1.92	2.29	2.37	2.65	1.58	0.26
Earnings per ADS
Basic	7.69	9.15	9.54	10.62	6.31	1.04
Diluted	7.69	8.75	9.47	10.62	6.31	1.04
Pro forma earnings per ordinary share, diluted (unaudited)	1.85	2.19	—	—	—	—

Consolidated Statements of Financial Position Data:

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-current assets
Property, plant and equipment	2,043	2,720	17,511	14,658	17,377	2,870
Deferred offering cost	—	5,757	—	—	—	—
Total non-current assets	2,043	8,477	17,511	4,658	17,377	2,870
Current assets
Inventories	17,409	22,339	26,082	24,340	24,629	4,068
Trade and other receivables	215,454	249,857	446,897	608,466	450,983	74,497
Prepayments	2,409	2,313	223	100	94	16
Fixed deposits—pledged	2,175	1,054	1,670	9,619	41,800	6,905
Cash and cash equivalents	141,569	367,731	690,457	918,451	1,227,402	202,752
Total current assets	379,016	643,294	1,165,329	1,560,976	1,744,908	288,238
Total assets	381,059	651,771	1,182,840	1,565,634	1,762,285	291,109
Total current liabilities	101,912	188,068	170,036	256,271	279,253	46,129
Net assets	279,147	463,703	1,012,804	1,309,363	1,483,032	244,979

Consolidated Statements of Cash Flow Data:

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	41,272	165,479	75,983	180,968	308,453	50,953
Net cash (used in)/generated from investing activities	233	(489)	(15,759)	(5,609)	(17,228)	(2,846)
Net cash (used in)/generated from financing activities	29,439	61,172	267,429	53,300	21,300	3,519
Cash and cash equivalents at period end	141,569	367,731	690,457	918,451	1,227,402	202,752

Selected Operating Data:(1)

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
Revenues (in thousands of RMB)	693,089	872,085	1,230,881	1,427,367	1,252,146
Units sold (in thousands)	5,325	6,667	7,862	8,102	7,063
Average selling price (RMB per unit(2))	130	131	157	176	177
Cost of sales (in thousands of RMB)	411,165	515,158	686,890	759,285	713,891
Unit cost (RMB per unit(2))	77	77	87	94	101
Gross margin (%)	40.7	40.9	44.2	46.8	43.0

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

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report on Form 20-F contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.0537 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Exchange Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0980
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1279	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 18)	6.2240	6.2121	6.2240	6.1966

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

We sell a vast majority of our products in China through our distributors, who in turn sell our products to consumers through retail stores directly operated by them or by their sub-distributors. As of December 31, 2013, we had 1,075 retail stores operated by our distributors and their sub-distributors, compared to seven direct stores operated by us. Sales to our top three distributors accounted for 37.0%, 34.7% and 39.6% of our revenues in 2011, 2012 and 2013, respectively. Our distributors are not contractually obligated to purchase minimum quantities of our products or to work with us on an exclusive basis. Our dependence on distributors increases their bargaining power with us and the need for us to maintain good relationships with them. To the extent that any distributor ceases to cooperate with us for any reason and we are not able to find a suitable replacement in a timely manner, we may lose significant business. To the extent that our large distributors significantly reduce their purchases from us due to the deterioration of their financial position or other reasons, our sales would be materially and adversely affected. In addition, we may have to offer volume-based discounts or more favorable credit terms to our distributors in the future, which may lower our operating profit. As we rely to a large extent on our distributors for the sale of our products, our future growth will also depend on the performance of our distributors and their ability to expand their business and sales networks. In addition, any consolidation, restructuring, reorganization or other ownership change in our distributors may have a material adverse effect on our sales. We generally enter into agreements with our distributors for a term of three years. There is no assurance that we will be able to renew our distribution agreements or renew such agreements on terms that are favorable to us. In addition, there is no assurance that one or more of our major distributors will not breach their distribution agreements or fail to comply with their obligations thereunder. In such event or events, our results of operations may be materially and adversely affected.

We have limited control over our distributors, their sub-distributors and the retail stores they operate, and our business may be negatively affected if our distributors or their sub-distributors fail to comply with our retail policies and brand management.

We collaborate with our distributors and sub-distributors to implement our retail and brand management policies in the retail stores which they operate. As of December 31, 2013, 1,075 out of a total of 1,082 Zuoan stores were operated by our distributors or their sub-distributors. We rely on agreements with our distributors to impose our retail policies on the stores operated by such distributors and their sub-distributors. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with our distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that our distributors need to comply with our brand management policies and pricing and store management guidelines. In addition, we do not have direct contractual relationships with the sub-distributors, and we rely on our distributors to oversee these sub-distributors. As a result, we have limited control over ultimate retail sales by our distributors, their sub-distributors and the retail stores they operate. If our distributors or their sub-distributors fail to comply with our retail policies, we may not be able to effectively manage our sales network or maintain a uniform brand image, which may negatively impact how our brand is perceived by consumers. In addition, if our distributors fail to meet our retail targets either because they are unable to open a sufficient number of new retail stores or are otherwise unsuccessful in selling our products, our results of operations may be materially and adversely affected. Although we have the right to impose penalties, suspend supplies of our products, or replace any of our distributors for breach of retail policies, we may be unable to find replacement distributors in a timely manner. As a result, our business and results of operations may be materially and adversely affected.

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

We have grown rapidly over recent years. The number of retail stores operated by our distributors or their sub-distributors increased from 1,244 as of December 31, 2011 to 1,322 as of December 31, 2012 and decreased to 1,082 as of December 31, 2013. We intend to continue to expand our network of retail stores, and we rely to a large extent on our distributors and their sub-distributors for such expansion. We coordinated with our distributors to establish annual targets for the number of new retail stores. However, there is no assurance that our distributors are able to meet our expansion targets. For example, our distributors were unable to open up enough new direct and flagship stores in accordance with our targets in 2013 and also closed 340 retails stores due to the economic downturn since the second half of 2012 in China.] We have also opened new direct stores as flagship stores, which has placed significant strain on our managerial, operational and financial resources. In addition, we may not be able to secure desirable locations for our flagship stores on economically viable terms. For example, we failed to obtain suitable locations for our directly operated flagship stores in Shanghai in 2013 and as a result were only able to open direct stores in Shanghai instead. We have introduced a new generation layout and design for Zuoan retail stores and flagship stores, and we need to bear the costs of such upgrades. In connection with our expansion plans, we may also need to establish information systems across our flagship store distribution network. We cannot assure you that our personnel, systems, procedures and controls will be adequate to implement our business plans or support our future growth. Additionally, we may not be able to obtain sufficient funds to finance our expansion plans. If our expansion efforts are unsuccessful or our management systems are insufficient, our financial condition and results of operations could be materially and adversely affected.

We are exposed to the credit risks of our distributors.

We generally provide credit terms of up to 90 days to our distributors. However, since the third quarter of 2012, we extended credit terms to up to 120 days for certain of our distributors who experienced difficulties in collecting from their sub-distributors due to the economic downturn since the second half of 2012 in China. As of December 31, 2013, we have not experienced any significant difficulty in collections or made any provision for bad or doubtful debts. However, our sales going forward may rely more heavily on credit, and we may be unable to collect these accounts receivable in full or at all. Failure by our distributors to pay us in a timely manner or at all could have a material adverse effect on our financial condition and results of operations.

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

Our retail stores and flagship stores are located in prime shopping areas in various cities. Unexpected interruptions in such prime shopping areas due to municipal construction or city planning may also adversely affect our business operations. For example, in January 2012, one of our directly operated flagship stores in Xiamen, Fujian Province was required to close due to road construction works in the vicinity.

We relied on independent third-party contract manufacturers for the production of a significant portion of our products and will rely on such manufacturers for production of all our products going forward. Any material disruption to the supply from such manufacturers would materially and adversely affect our results of operations.

We outsource the production of a significant portion of our products to third-party contract manufacturers. Contract manufacturing costs represented 94.4%, 97.0% and 100.0% of our total cost of sales in 2011, 2012 and 2013, respectively. In addition, most of our outsourced products are produced by a small number of contract manufacturers. In 2013, contract manufacturing costs attributable to our top five contract manufacturers represented 41.2% with contract manufacturing costs attributable to our largest contract manufacturer accounting for 11.5% of our total cost of sales. Furthermore, in October 2012, we decided to concentrate on brand development and construction of new logistics centers and warehousing facilities going forward and as a result closed our sole production facility in Jinjiang, Fujian Province, after which we outsourced production of all our products to third-party contract manufacturers.

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

We believe our trademarks and other intellectual property rights are important to our success and competitive position and recognize the importance of registering the trademarks related to our Zuoan brand for protection against infringement. As of December 31, 2013, we had 23 registered trademarks in China in the classes relevant to our business. See “Item 4.B. Business Overview—Intellectual Property.” We are not aware of any material violations or infringements of our trademarks and intellectual property rights. However, third parties may in the future attempt to challenge the ownership and/or validity of our intellectual property rights. In addition, our business is subject to the risk of third parties counterfeiting our Zuoan brand products or otherwise infringing our intellectual property rights. Such unauthorized use of our brand in counterfeit products could not only result in potential revenue loss, but also an adverse impact to our brand equity and perceptions of our products quality. We may not always be successful in securing protection for our intellectual property rights, in preventing the production and sale of counterfeit products and preventing other infringements of our intellectual property rights. Protections offered by PRC intellectual property laws and the enforcement of these protections may not be as effective as in some other countries. We may need to resort to litigation in the future to enforce our intellectual property rights. Any such litigation could result in substantial costs and a diversion of our resources. Our failure to protect and enforce our intellectual property rights could have a material adverse impact on our reputation, business and results of operations.

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

Management concluded that our internal control over financial reporting was effective as of December 31, 2013. However, we had identified several “significant deficiencies” in our internal control over financial reporting as of December 31, 2013 relating to (i) the control procedures relating to payroll, a significant portion of which is currently paid in cash, and (ii) lack of effective policies and procedures to ensure that all transactions were supported by sufficient documentation. In addition, the Company's chief financial officer resigned in February 2014 while the Company has not hired a replacement chief financial officer as of the date of this annual report on Form 20-F. We are in the process of hiring a new CFO and estimate the new CFO will be on board in early June 2014. The lack of a qualified replcement chief financial offier may adversely affect our intermal control. As the relevant standards are modified, supplemented or amended from time to time, we may identify other deficiencies or material weaknesses that we may not be able to remedy in a timely manner, and we cannot assure you that we will be able to maintain the effectiveness of our internal control over financial reporting on a continuing basis in the future. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

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

As of December 31, 2013, all of our products were sold in China. We may be exposed to product liability claims, such as excessive pH values in our products, which may be harmful to consumers. As a result, we may have to expend significant financial and managerial resources to defend against such claims. We believe that such product liability claim risks will increase as legal concepts in product liability claims begin to develop and mature in China. We currently outsource the manufacturing of all our products, and may not have effective or sufficient control over the quality of those products. We cannot give any assurance that our reputation, business, financial condition, results of operations and prospects will not be materially and adversely affected by a successful product liability claim against us. We may incur significant costs and expenses to defend against such claims or enter into settlement agreements. We may be fined or sanctioned and our reputation and brand may be negatively impacted, which could materially and adversely affect our reputation, business, prospects, financial condition and results of operations.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the political and economic conditions and foreign exchange policies of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the Renminbi traded within a narrow range against the U.S. dollar. Since June 2010 the Renminbi has further appreciated against the U.S. dollar, from approximately RMB6.83 per U.S. dollar as of June 1, 2010 to approximately RMB6.2240 per U.S. dollar as of April 18, 2014. It is difficult to predict how Renminbi exchange rates may change going forward.

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

SAFE has promulgated regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies owned by such PRC residents, referred to in the notice as an “offshore special purpose vehicle.” SAFE has further issued a series of implementation guidance, including the most recent Operating Guidance for the Foreign Exchange Matters on Capital Item Direct Investment (SAFE Version), an appendix to the Notice of SAFE on Further Improvement and Adjustment of the Foreign Exchange Administrative Polices on Direct Investment, or Circular 59, which has come into effect as of December 17, 2012. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles. These regulations may apply to our shareholders who are PRC residents or have PRC residents as their ultimate owners and may apply to any offshore acquisitions that we make in the future.

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

As a holding company, we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2013, reserves with a total amount of RMB51.4 million (US$8.5 million) were not distributable in the form of dividends to us due to these PRC regulations. Furthermore, in the future, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. The inability of our PRC subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both effective from January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The implementing rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the

Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. On July 27, 2011, the State Administration of Taxation issued the Administrative Measures on Income Tax of Chinese-controlled Resident Enterprises Incorporated Overseas (Trial), or Circular 45, which became effective on September 1, 2011, to supplement the implementation of Circular 82 and other tax laws and regulations. Circular 45 clarifies certain issues related to resident status determination, post-determination administration and competent tax authorities procedures. Although Circular 82 and Circular 45 apply only to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in such circulars may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises, or by PRC or foreign individuals. Accordingly, we may be considered a “resident enterprise” and may therefore be subject to the enterprise income tax at 25% on our worldwide income, which may increase our tax burden in the future. If we are treated as a PRC “resident enterprise,” although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries should qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the State Administration of Taxation, which enforces the withholding tax, has not yet issued guidance with respect to the processing of outbound remittances to offshore companies controlled by individuals and/or foreign enterprises that are treated as resident enterprises for PRC enterprise income tax purposes and also because the dividends of our PRC subsidiaries would be paid to our Hong Kong subsidiary in the first instance.

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

Our business could be adversely affected by the effects of SARS, pandemic avian flu, H1N1 influenza or other epidemics or outbreaks. China reported a number of cases of SARS in 2004. There have been recent reports of occurrences of avian flu caused by the H5N1 or H9N7 virus in various parts of China, including a few confirmed human cases. Since 2009, China and other countries and regions have reported several occurrences of H1N1 influenza. Any prolonged recurrence of SARS, avian flu, H1N1 influenza or any other adverse public health developments in China may have a material adverse effect on our business operations, because such incidents could result in quarantines or closures of our offices, manufacturing facilities and retail outlets, travel and transportation restrictions, import and export restrictions and a general slowdown in China’s economy. In addition, the World Health Organization and the PRC government may recommend or impose other measures that could cause significant interruption to our business operations. Any of the foregoing events or other unforeseen consequences of public health problems could materially adversely affect our business, financial condition and results of operations.

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

Although our ADSs are traded on the New York Stock Exchange, the trading volume of our ADSs has generally been very low. Investor interest in us may not be as strong as in U.S. companies because we may not be adequately covered by securities research analyst reports as a PRC-based company. The lack of coverage could negatively impact investor interest and the level of trading in our ADSs. Reported average daily trading volume in our ADSs was approximately 195,318 ADSs for the three months ended March 31, 2014 compared to approximately 12,183 ADSs for three months ended March 31, 2013. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for you to buy or sell your ADSs at a price that is attractive to you.

Your interest in our ADSs will be diluted as a result of our 2010 Equity Incentive Plan or other stock option grants.

In December 2010, we established the 2010 Equity Incentive Plan to help us recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3% of our issued share capital immediately, assuming full exercise of all awards that may be granted under the plan. For a description of this plan, see “Item 6.D. Employees—Share-Based Compensation Plans.” The exercise of options to be granted under the 2010 Equity Incentive Plan would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS. In 2011, we granted 553,613 restricted shares to Mr. Chi Hon Tsang, our ex-chief financial officer. The issuance of such restricted shares had resulted in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore resulted in a dilution in the earnings per ordinary share and per ADS in 2011. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

We may be a passive foreign investment company for U.S. federal income tax purposes for our taxable year ended December 31, 2013 or any other taxable year.

In general, a non-U.S. corporation is a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Cash is generally passive for these purposes. Our cash balances have significantly increased over time and are substantial, while the market value of our ADSs has been decreasing. Therefore, we would be a PFIC for 2013 if the total value of our assets is determined based on their book value or by reference to the trading price of our ADSs (which is volatile and generally continued to decrease during 2013). We have not obtained (and do not intend to obtain) valuations of our assets in order to make a determination of our PFIC status for 2013 or any other taxable year. As the determination of PFIC status is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time, and because our cash balances may continue to increase and the market value of our ADSs may continue to decrease over time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. holder holds ordinary shares or ADSs, we would generally continue to be treated as a PFIC with respect to that U.S. holder for all succeeding years during which the U.S. holder holds the ordinary shares or ADSs. If we are a PFIC, U.S. holders of our ordinary shares or ADSs may be subject to certain adverse U.S. federal income tax consequences. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Mr. James Hong, our founder, beneficially holds a majority interest in our company and has significant influence over our management and his interests may not be aligned with our interests or the interests of our other shareholders.

Currently, our founder, Mr. James Hong, who is also our chairman and chief executive officer, beneficially owns 54.0% of our outstanding ordinary shares on an as-converted basis. See “Item 7.A. Major Shareholders.” The interests of this shareholder may conflict with the interests of our other shareholders. Our founder has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Our design team is led by Mr. James Jinshan Hong, or Mr. James Hong, our chairman and chief executive officer. Mr. James Hong is recognized as one of China’s top designers with more than 16 years of industry experience. Our marketing strategy focuses on promoting an overall brand image that embodies a lifestyle of “fashionable elegance,” rather than individual products. Unlike many of our competitors, we do not rely on large-scale, blanket television advertising, but instead adopt a targeted multichannel marketing strategy through our sponsorship of selective public events and activities, participation in major fashion shows and exhibitions and national advertising through television, Internet, billboards, magazines and newspapers.

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

To further promote our brand awareness and improve the performance of Zuoan retail stores, we have adopted a strategy of opening flagship stores, both distributor-operated and directly operated, at prime locations in major cities in China from early 2010. These flagship stores are significantly larger than most of our existing stores and offer the complete line of our collections. Our distributors have opened 54 flagship stores in 19 provinces. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. As of December 31, 2013, we still had seven direct stores in Shanghai which we opened in 2011, 2012 and 2013, respectively, as we were unable to locate suitable locations for directly operated flagship stores.

In October 2012, we further transferred all of our directly operated flagship stores to our distributors as a result of our efforts to streamline our internal operational infrastructure in order to reduce expenses and improve financial performance. As the market condition becomes increasingly challenging, we have experienced difficulties in recruiting and retaining managerial staff for our flagship stores and also in managing our inventories. Since our distributors are more experienced in operating stores and inventories than us, we believe that to transfer our flagship stores to certain distributors, who collectively run 54 Zuoan flagship stores of their own, allows us to concentrate on our core strengths in design-driven fashion and brand visibility and at the same time improves the performance of these transferred flagship stores.

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

Products

We focus on the design and distribution of fashion menswear, including apparel and accessories. Our apparel products include blazers, jackets, sweaters, shirts, T-shirts, leather jackets, down jackets, pants and jeans. Accessories include shoes, bags, ties, belts, socks and scarves. Most of our products are designed to appeal to urban males between the ages of 20 and 40 with moderate-to-high disposable incomes. In 2013, the suggested retail prices of our products ranged from RMB198 to RMB5,889 for our apparel products and RMB18 to RMB1,429 for our accessory products.

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

Sales

General

We sell the substantial majority of our products to our distributors who in turn sell them to retail customers through Zuoan branded retail stores operated by our distributors or their sub-distributors. We believe that our distribution business model which depends primarily on wholesale distributors is commonly adopted by brand owners in China. By selling directly to our distributors, we can recognize revenues upon delivery to our distributors and delegate the distribution responsibilities to our distributors and, through them, to sub-distributors. This allows us to distribute our Zuoan merchandise to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub-distributors. This also minimizes our inventory and sales risks while allowing us to allocate our resources to our core competitive strengths of design, brand management and product development. We believe that our cooperation with distributors has enabled us to expand our business and accelerate our sales growth at much lower costs and operational risk and achieve brand recognition throughout China. Over the years, we have established a nationwide distribution network covering 31 of China’s 32 provinces and centrally administered municipalities as of December 31, 2013. We also plan to commence online sales of our products to further expand our distribution network.

The following diagram illustrates the relationship among our company, distributors and sub-distributors, retail stores and end-consumers as of December 31, 2013:

Our Distributors

Network of Distributor-Operated Retail Stores

As of December 31, 2013, we had 16 distributors who operated 1,075 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in street-side or commercial centers, including department stores or shopping malls, in their cities. The average floor area of Zuoan retail stores was approximately 83 square meters as of December 31, 2013. We do not have any ownership in, or contractual relationship with, these retail stores, but in the distribution agreements, we require distributors and their sub-distributors to sell only Zuoan products in these retail stores. Distributors are responsible for selecting and ordering products from us and overseeing the sales in the retail stores operated by them and their sub-distributors. The number of Zuoan retail stores has grown significantly from 1,270 as of December 31, 2011 to 1,329 as of December 31, 2012, respectively, with the aggregate floor area increasing from 95,998 square meters as of December 31, 2011 to 105,303 square meters as of December 31, 2012. The number of Zuoan retail stores decreased to 1,082, with the aggregate floor area decreasing to 90,386 square meters as of December 31, 2013 due to the economic downturn since the second half of 2012 in China. In 2011, 2012 and 2013, sales to distributors accounted for 94.8%, 94.3% and 98.8% of our revenues, respectively.

The following table lists by region the number of Zuoan retail stores operated by distributors and sub-distributors as of the dates indicated:

	As of December 31,
	2011		2012		2013
	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub-Distributors
Anhui	—	13	14	26	6	22
Beijing	27	9	9	—	15	8
Chongqing	23	17	7	—	13	—
Fujian	—	45	11	10	—	21
Gansu	—	6	2	28	14	7
Guangdong	2	6	5	10	4	8
Guangxi	—	5	—	54	19	14
Guizhou	21	19	—	18	4	6
Hainan	—	—	3	3	2	6
Heilongjiang	—	34	—	71	7	35
Hebei	—	40	—	58	2	47
Henan	13	34	1	94	23	62

	As of December 31,
	2011		2012		2013
	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub-Distributors
Hubei	17	65	16	55	19	41
Hunan	31	107	11	79	15	66
Inner Mongolia	1	21	—	28	1	20
Jiangsu	22	109	9	101	9	78
Jiangxi	9	1	4	46	19	25
Jilin	—	40	—	37	5	24
Liaoning	25	85	7	77	17	60
Ningxia	—	—	—	17	1	—
Qinghai	—	2	—	2	—	2
Shaanxi	—	30	—	38	—	35
Shandong	17	74	17	76	15	58
Shanxi	—	27	18	23	2	34
Sichuan	24	90	10	81	14	68
Tianjin	—	4	11	—	6	6
Tibet	—	7	—	7	—	6
Xinjiang	15	23	15	16	12	15
Yunnan	—	6	9	33	3	6
Zhejiang	17	61	1	54	5	43
Subtotal	264	980	180	1,142	252	823
Total		1,244		1,322		1,075

To further promote our brand image and improve the performance of Zuoan retail stores, since early 2010 we have begun to encourage distributors to open flagship stores at prime locations in major cities in China. These flagship stores are significantly larger than most of the existing retail stores and direct stores and offer the complete line of our collections. Our distributors have opened 54 flagship stores in 19 provinces as of December 31, 2013. We plan to continue the opening of flagship stores through distributors and significantly expand our network of flagship stores in the future.

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

•
Distributor Pricing. Distributors agree to order our products at a discount from our suggested retail prices. The applicable discount rate is typically determined at sales fairs where we collect orders from the distributors. Historically, we set the discount rate at 65% off of our suggested retail prices and have lowered such rate to 62% since the third quarter of 2011. However, the discount rate was increased to 65% off of our suggested retail prices since the third quarter of 2013 due to the economic downturn since the second half of 2012 in China.

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

In line with our strategy to expand our sales network of flagship stores at that time, in January 2011, we transferred all of our direct stores to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. As of December 31, 2013, we had no directly operated flagship stores in China. As of December 31, 2013, we still had seven direct stores in Shanghai as we were unable to locate suitable locations for directly operated flagship stores.

In October 2012, we transferred all of our directly operated flagship stores to our distributors as a result of our efforts to streamline our internal operational infrastructure in order to reduce expenses and improve financial performance. As the market condition becomes increasingly challenging, we have experienced difficulties in recruiting and retaining managerial staff for our flagship stores and also in managing our inventories. Since our distributors are more experienced in operating stores and inventories than us, we believe that to transfer our flagship stores to certain distributors, who collectively run 54 Zuoan flagship stores of their own, allows us to concentrate on our core strengths in design-driven fashion and brand visibility and at the same time improves the performance of these transferred flagship stores.

Collection of Orders and Distributor Pricing

We collect orders from our distributors primarily at our large sales fairs three times a year. We have a private viewing to showcase our new product collections for our distributors in advance of these sales fairs, at which distributors can preview and evaluate our new product collections. The private viewings are also a good platform for us to exchange information with our distributors about the current and future trends in the menswear market in China, as well as the theme of our new collections. We then organize sales fairs for our distributors, sub-distributors and direct store managers, and collect their orders from the distributors or our direct store managers. Our sales fairs are generally held in spring for our fall/winter collections, and fall for our spring/summer collections. We collect most of our orders from these two large sales fairs. We also hold two small sales fairs in summer and winter to enable our distributors, sub-distributors and direct stores to add to their orders for the subsequent winter and summer season, respectively. Historically, approximately 95% of the total purchase orders for our products are placed at these sales fairs. We sell products to our distributors at a discount from our suggested retail prices, which were set at 65% historically and has been lowered to 62% off of the suggested retail prices since the third quarter of 2011 while increased to 65% since the third quarter of 2013. We grant a uniform discount rate to all distributors for any purchases made, regardless of the size of their orders. We believe that the orders coming from sales fairs allow us to efficiently utilize our production facilities and contract manufacturers, respond quickly to market demand and manage our inventory more efficiently.

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

In 2013, the suggested retail prices of our products ranged from RMB198 to RMB5,889 for our apparel products and RMB18 to RMB1,429 for our accessory products.

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

As of December 31, 2013, our design and product development team comprised 28 members. We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. In a typical season, we design and make 1,200 to 1,500 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 500 to 750 designs for mass production. Final design of all of our products will be approved by our product development committee.

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

Purchases from our contract manufacturers accounted for 94.4%, 97.0% and 100.0%, respectively, of our total cost of sales in 2011, 2012 and 2013. Purchases from our largest contract manufacturer accounted for 10.0%, 12.1% and 11.5%, respectively, of our total cost of sales for the same periods.

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

Through our overall supervision of, and our support to, the regional promotional and marketing activities by our distributors, we aim to present to our retail customers across China a consistent brand image. In 2012 and 2013, the brand promotion allowance that we provided to our distributors were RMB64.7 million and RMB73.9 million, respectively. To ensure a consistent store image, we also provide fixtures and fittings such as goods shelves, mannequins and hangers at our cost before our distributors open a new store, and from January 2010, we agreed to reimburse part of the renovation expenses in the amount of approximately RMB3,300 per square meter for new stores opened by most of our distributors. As of December 31, 2013, we incurred expenses relating to such reimbursement in the amount of RMB75.6 million (US$12.5 million).

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

Quality Control

The quality of our Zuoan products is critical to our business and our brand and is key to our continued growth and success. As such, we place great emphasis on quality assurance and have an established quality control system. We obtained the ISO 9001: 2000 certifications for our design, production, sales and service processes for jackets with a term of three years commencing from July 2008. This certification is evidence that our quality control management system meets international standards. As of December 31, 2013, we had a team of 18 staff members in our quality assurance department which is responsible for the quality control of our products. Most of our quality assurance personnel are based in our new warehousing facilities in Jinjiang, Fujian Province and the design and product development centers in Shanghai, while the remaining staff are located at our contract manufacturers’ production facilities.

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

We have registered 23 trademarks and logos relating to our business, including and . Our main website is located at www.zuoancn.com, our registered domain name.

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

Regulations on Consumer Protection

The principal legal provisions for the protection of consumer interests are set forth in the Law of the PRC on Protection of Consumer Rights and Interests, or the Consumer Protection Law, which was promulgated in October 1993,  became effective in January 1994 and was amended in August 2009 and October 2013. The Consumer Protection Law sets forth standards of behavior that businesses must observe in their dealings with consumers.

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

Regulations on Offshore Financing

SAFE has promulgated regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies owned by such PRC residents, referred to in the notice as an “offshore special purpose vehicle.” SAFE has further issued a series of implementation guidance, including the most recent Operating Guidance for the Foreign Exchange Matters on Capital Item Direct Investment (SAFE Version), an appendix to the Notice of SAFE on Further Improvement and Adjustment of the Foreign Exchange Administrative Policies on Direct Investment, or Circular 59, which has come into effect as of  December 17, 2012. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles. These regulations may apply to our shareholders who are PRC residents or have PRC residents as their ultimate owners and may apply to any offshore acquisitions that we make in the future.

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2013:

4.D. Property, Plant and Equipment

We currently lease all of the properties we use to operate our business. Our operational headquarters, design, product development center and marketing headquarters are located in Shanghai, China, where we lease approximately 10,351 square meters of office space.

Our seven direct stores in Shanghai are operated through leased retail spaces in department stores and shopping malls. A typical direct store occupies an average area of 93 square meters. We implement a standardized interior design at our direct stores across the country.

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

Our design team is led by Mr. James Hong, our chairman and chief executive officer. Mr. James Hong is recognized as one of China’s top designers with more than 16 years of industry experience. He was nominated one of the “Top Three Fashion Designers” by the China Fashion Association in November 2009 and one of “China’s Top 10 Fashion Designers” by the China Fashion Association for two consecutive years in 2006 and 2007. Our marketing strategy focuses on promoting an overall brand image that embodies a lifestyle of “fashionable elegance,” rather than individual products. Unlike many of our competitors, we do not rely on large-scale, blanket television advertising, but instead adopt a targeted multi-channel marketing strategy through our sponsorship of selective public events and activities, participation in major fashion shows and exhibitions and national advertising through television, Internet, billboards, magazines and newspapers. We outsource the production of most of our products to selected contract manufacturers.

We sell our products through an extensive distribution network covering 31 of China’s 32 provinces and centrally administered municipalities, as well as through our direct stores. Our products are primarily sold to customers through retail stores operated by our distributors and their sub-distributors. As of December 31, 2013, we appointed 16 distributors which, directly or through their sub-distributors, operated 1,082 retail stores across China. All of the retail stores are operated under our Zuoan brand and are required to sell only our products.

To further promote our brand awareness and improve the performance of Zuoan stores, we have adopted a strategy of opening flagship stores, both distributor-operated and directly operated, at prime locations in major cities in China from early 2010. These flagship stores are significantly larger than most of our existing stores and offer the complete line of our collections. In line with our strategy to expand our sales network of flagship stores at that time, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. As of December 31, 2013, we still had seven direct stores in Shanghai as we were unable to locate suitable locations for directly operated flagship stores.

In October 2012, we further transferred all of our directly operated flagship stores to our distributors as a result of our efforts to streamline our internal operational infrastructure in order to reduce expenses and improve financial performance. As the market condition becomes increasingly challenging, we have experienced difficulties in recruiting and retaining managerial staff for our flagship stores and also in managing our inventories. Since our distributors are more experienced in operating stores and inventories than us, we believe that to transfer our flagship stores to certain distributors, who collectively run 54 Zuoan flagship stores of their own, allows us to concentrate on our core strengths in design-driven fashion and brand visibility and at the same time improves the performance of these transferred flagship stores.

Our revenues increased from RMB1,230.9 million in 2011 to RMB1,427.4 million in 2012 and decreased to RMB1,252.1 million (US$206.8 million) in 2013. Our profit after taxation increased from RMB255.7 million in 2011 to RMB295.4 million in 2012 and decreased to RMB175.4 million (US$29.0 million) in 2013.

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

Our Relationship with Distributors

We rely heavily on third-party distributors and their sub-distributors to market and sell our products. Most of our branded products are distributed through a retail distribution network across 30 provinces and centrally administrated municipalities in China. As of December 31, 2013, this distribution network comprised 1,075 Zuoan retail stores operated by our 16 distributors and their sub-distributors, with sales to distributors accounting for 98.8% of our revenues. We intend to increase our sales by expanding our network of retail stores and will therefore rely to a large extent on our distributors and their sub-distributors for such expansion. We also depend to a large extent on our distributors to maintain a consistent brand image through the retail stores operated by them and their sub-distributors.

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

Expansion of Network of Flagship Stores

We intend to expand our network of flagship stores with significantly larger store areas at prime commercial locations in major cities through our distributors. We believe that flagship stores can help further promote our brand awareness, showcase our complete product collections, stimulate sales in Zuoan stores in nearby regions and improve our overall business performance. Opening directly operated flagship stores requires large upfront capital expenditures relating to property lease and renovation costs, as well as high working capital requirements to maintain sufficient inventories in these enlarged stores, which may adversely affect our liquidity and financial condition. Our net profit margin significantly decreased in 2013 due to increase in sales discount rate from 62% to 65% off of the retail price, increase in the advertising expenses and costs of renovation and fittings incurred by the new opening of stores and refurbishment of the existing stores directly operated by our distributors and sub-distributors.

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

	For the Year Ended December 31,
	2011	2012	2013
Revenues (in thousands of RMB)
Sales to distributors	1,166,812	1,346,623	1,236,602
Direct store sales	64,069	80,744	15,544
Units sold (in thousands)	7,862	8,102	7,063
Average selling price (RMB per unit)	157	176	177
Unit cost (RMB per unit)	87	94	101

 Our revenues grew from 2011 to 2012, primarily driven by the increase in our sales volume, the increase of the average selling price of our products and higher revenue generated from our directly operated flagship stores compared to direct stores in 2012. Our revenue decreased from 2012 to 2013, primarily driven by the decrease in our sales volume due to cancellation of sales orders in 2013.

Units sold to our distributors and in our direct stores increased by 3.1% in 2012, primarily driven by the increase in the number of and aggregate floor area of the stores as a result of the improvement and expansion of our sales network in 2012. Units sold to our distributors and in our direct stores decreased by 12.8% in 2013, primarily due to the cancellation of sales orders in 2013.

The average selling price for our products increased during the three-year period ended December 31, 2013, due in part to slight increase of our unit costs during the same periods as a result of an increase in raw material prices for both our in-house production and contract manufacturers’ production]. Our average selling price increased in 2013 from 2012, primarily due to the increase in unit cost for our contract manufacturers’ production, which was offset by less revenue contribution from our direct stores and higher sales discount rate off of the retail price since the third quarter of 2013. Our average selling price increased in 2012 from 2011, primarily due to (i) the increase in our suggested retail prices, resulting from the increased unit costs for our apparel products as we used higher quality raw material, and (ii) the increase in wholesale prices to our distributors from 35% to 38% of the retail prices since the third quarter of 2011. Due to the annual seasonal pattern in our industry, the average selling price for our products in the first six months of a year is typically slightly lower than the annualized average selling price because our spring/summer collections generally are priced lower than our fall/winter collections due to the slightly lower costs of raw materials for our spring/summer collections.

The fluctuations of the unit cost in the periods presented in the table above in general reflected the fluctuations in raw material prices over the relevant periods.

Sales to Distributors

We sell substantially all of our products to third-party distributors and sub-distributors who then sell the products to end-consumers through Zuoan retail stores operated by them. We expect that sales to distributors will continue to constitute a substantial majority of our total revenues for the foreseeable future. We recognize these revenues when the risk or ownership of our products is transferred to the distributors, which is typically when our products are delivered to them. Our distributors are generally not allowed to return our products except where defective. We sell products to our distributors at a discount from our suggested retail prices, which was historically set at 65% and has been lowered to 62% off of the suggested retail prices since the third quarter of 2011 while increased to 65% since the third quarter of 2013. In determining the suggested retail prices of our products, we usually take into account, among other factors, the prevailing market conditions, cost of design, cost of raw materials and production, and prices set by competitors operating comparable domestic or international brands for similar products. Distributors must adopt, and are required to procure their sub-distributors to adopt, a uniform suggested retail price for each of our products across the market in China, provided, however, that individual distributors or sub-distributors may launch special offers with our prior consent. We generally allow distributors and sub-distributors to offer up to 15% discount for in-season products. We also generally give distributors and sub-distributors the discretion to set their own discounted prices to promote sales of out-of-season products. As of December 31, 2013, there were a total of 1,075 Zuoan retail stores operated by 16 distributors and 417 sub-distributors.

Revenues generated from sales to distributors are primarily driven by:

•	the aggregate number of the retail stores operated by our distributors and sub-distributors under our brand;

•	the aggregate floor area of the retail stores operated by our distributors and sub-distributors under our brand;

•	the sales volume achieved by the retail stores operated by our distributors and sub-distributors under our brand;

•	the increase in wholesale prices to our distributors from 35% to 38% of the retail prices since the third quarter of 2011; and

•	the decrease in wholesale prices to our distributors from 38% to 35% of the retail prices since the third quarter of 2013.

Future growth of revenues generated from our sales to distributors will depend significantly upon our ability to expand Zuoan retail stores into new locations in China and further increase same store sales. We have coordinated with our distributors to renovate up to 150 of their stores each year at our cost. We expect to incur over RMB36.0 million (US$5.9 million) in expenses each year over the next three years in connection with the completion of the renovation and improvements of these retail stores. We intend to fund this planned expansion in part from the proceeds of our initial public offering.

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

Contract Manufacturing Costs

Contract manufacturing costs comprise fees paid to contract manufacturers for the production of finished apparel and accessories purchased by us. We outsource the production of most of our products to third-party contract manufacturers. We anticipate that our contract manufacturing costs will increase as sales volume increases and as we shift to more contract manufacturing. Our contract manufacturing costs are dependent on the volume and the product mix of the products ordered. We are able to manage our contract manufacturing costs by maintaining relations with multiple contract manufacturers. In addition, we typically order in large volumes from our contract manufacturers to obtain volume-based discounts. We anticipate that our contract manufacturers’ costs may increase in 2014 due to the general increase in labor costs in China, which may be passed on to us by the contract manufacturers. However, we believe that we will be able to offset the negative impact of such increase by passing the increased costs on to our customers, as we have done in the past. In addition, as our sales are expected to grow, we expect to be able to negotiate more favorable prices with our contract manufacturers as we increase the volume of our purchases.

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

Provision for Slow-moving Inventory

We make provisions for slow-moving inventory for any products that remain unsold after their respective sale seasons. We typically produce approximately 5% more products than orders we received during sales fairs in order to meet any unscheduled demands. We have not made any provisions for slow-moving inventory in 2011, 2012 and 2013.

Other Income

Other income comprises mainly interest income from bank balances for the years ended December 31, 2011, 2012 and 2013 and reimbursement from our depositary under the depositary agreement in 2012.

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

Financial instruments
We evaluate financial instruments, including convertible loans and other debt instruments according to the substance of the contractual agreements and in consideration of International Accounting Standards (“IAS”) No. 32, and No. 39.  These standards require us to make judgments about whether the elements of instruments require equity or liability treatment and also to evaluate if any element of the instrument, including embedded features, is a derivative.  We have determined that none of our financial instruments contain derivatives.

Recent Accounting Pronouncements
As of the date of this annual report on Form 20-F, there are no International Financial Reporting Standards (IFRSs) or related interpretations that were effective for the first time for the financial year beginning on or after January 1, 2013 that had a material impact on our consolidated financial statements.

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

Net Realizable Value of Inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical expense of selling products of a similar nature. Changes in selling price could be significant as a result of increasing or decreasing competition. Additionally, changes in fashion and other competitive challenges could impact our estimates. Historically, we have experienced limited obsolescence and therefore, our estimated provisions have been limited. No allowances for inventory obsolescence were recorded in our financial statements as of December 31, 2011, 2012 and 2013, respectively.

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

Share-Based Compensation

In December 2010, we established the 2010 Equity Incentive Plan to help us recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3% of our issued share capital, assuming full exercise of all awards that may be granted under the plan. We granted 553,613 restricted shares to Mr. Chi Hon Tsang in 2011, our ex-chief financial officer, under the 2010 Equity Incentive Plan.

Additionally, in November 2010, Fame Brilliant Group Limited, or Fame Brilliant, a company incorporated in the British Virgin Islands and wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, our chairman and chief executive officer, entered into a share purchase agreement with Mr. Chaoshen Wang whereby Fame Brilliant agreed to sell our ordinary shares held by it in an amount of up to 3% of the issued and outstanding shares of our company, or the aggregate purchase shares, to Mr. Wang in recognition of his contribution to our growth in the past and in order to give him an equity-based incentive to encourage his continued employment with us. Under this agreement, Mr. Wang will have the right to purchase from Fame Brilliant the aggregate purchase shares at 85% of the public offering price for our ordinary shares in our initial public offering. Such right will vest in installments over a period of three years commencing from the completion of our initial public offering, contingent upon Mr. Wang’s continued employment with our company. The first installment, equal to one-sixth of the aggregate purchase shares, vested six months after the completion of our initial public offering, and the second installment, equal to one-sixth of the aggregate purchase shares, vested one year after the completion of our initial public offering. The remaining purchase shares will vest pro rata each month thereafter over a period of two years. Mr. Wang purchased in total 2,768,065 ordinary shares of our company from Fame Brilliant at the price of US$1.4875 per share in August 2011, February 2012, October 2012 and October 2013.

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

	For the Year Ended December 31,
	2011	2012	2013
	(% of Total Revenues)
Revenues:
Sales to distributors	94.8	94.3	98.8
Direct store sales	5.2	5.7	1.2
Total revenues	100.0	100.0	100.0
Cost of sales	(55.8)	(53.2)	(57.0)
Gross profit	44.2	46.8	43.0
Other income	0.2	0.4	0.4
Selling and distribution expenses	(11.1)	(14.0)	(19.2)
Administrative expenses	(4.6)	(5.0)	(4.4)
Finance costs	(0.3)	(0.4)	(0.9)
Profit before taxation	28.3	27.9	19.0
Income tax expense	(7.6)	(7.2)	(4.9)
Profit after taxation	20.8	20.7	14.0

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Total revenues decreased by 12.3% from RMB1,427.4 million in 2012 to RMB1,252.1 million (US$206.8 million) in 2013.

•
Sales to Distributors. Sales to distributors decreased by 8.2% from RMB1,346.6 million in 2012 to RMB1,236.6 million (US$204.3 million) in 2013. This decline was primarily driven by decreased sales volume to distributors, which decreased by 11.2% from 7.9 million units in 2012 to 7.0 million units due to the cancellation of sales orders in 2013, as well as a decrease in the wholesale price to our distributors from 38% to 35% of the retail prices since the third quarter of 2013. The number of Zuoan retail stores decreased by 18.7% from 1,322 as of December 31, 2012 to 1,075 as of December 31, 2013, with aggregate floor area decreasing from 104,552 square meters to 89,734 square meters.

•
Direct Store Sales. We started operating our direct stores in April 2009. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. We opened four and two direct stores in Shanghai in 2012 and 2013, respectively and closed two direct stores in 2013, due to failure to obtain suitable locations for our directly operated flagship stores. There were seven direct stores with aggregate floor area of 652 square meters as of December 31, 2013, compared to seven direct stores and 26 directly operated flagship stores which were transferred to our distributors with aggregate floor area of 751 square meters as of December 31, 2012. Direct store sales decreased by 80.7% from RMB80.7 million in 2012 to RMB15.5 million (US$2.6 million) in 2013, primarily due to transfer of our directly operated flagship stores to our distributors.

Cost of Sales. Cost of sales decreased by 6.0% from RMB759.3 million in 2012 to RMB713.9 million (US$117.9 million) in 2013. Cost of sales as a percentage of our revenues increased from 53.2% in 2012 to 57.0% in 2013.

•
Contract Manufacturing Costs. Contract manufacturing costs decreased by 3.1% from RMB736.4 million in 2012 to RMB713.9 million (US$117.9 million) in 2013. This decrease was primarily due to the decrease in our sales volume. As a percentage of total cost of sales, contract manufacturing costs increased from 97.0% in 2012 to 100.0% in 2013.

•
In-house Production Costs. In-house production costs was nil in 2013, as compared to RMB22.9 million in 2012. This was because we closed our production facility in October 2012 and outsourced all production since then.

Gross Profit and Gross Profit Margin. As a result of the foregoing, gross profit decreased by 19.4% from RMB668.1 million in 2012 to RMB538.3 million (US$88.9 million) in 2013. Gross profit margin decreased from 46.8% to 43.0% during the same periods due to the decrease in wholesale price from 38% to 35% of the suggested retail price since third quarter of 2013 as well as the decreased revenue from our directly operated flagship stores.

Other Income. Other income decreased by 2.5% from approximately RMB5.6 million in 2012 to approximately RMB5.5 million (US$0.9 million) in 2013, primarily due to the increase in interest income from banks, partially offset by the decrease in the other income from reimbursement from our depositary under the depositary agreement which was recognized in 2012.

Selling and Distribution Expenses. Selling and distribution expenses increased by 21.0% from RMB199.2 million in 2012 to RMB241.0 million (US$39.8 million) in 2013. This increase was primarily due to (i) the increase in advertising expenses and sales and marketing promotion and (ii) the increase in the discretionary brand promotion allowance from 3% to 6% of the total purchase orders from our distributors for advertising and sales and marketing promotion since third quarter of 2012. As a percentage of our revenues, selling and distribution expenses increased from 14.0% in 2012 to 19.2% in 2013.

Administrative Expenses. Administrative expenses decreased by 22.6% from RMB70.7 million in 2012 to RMB54.7 million (US$9.0 million) in 2013. This decrease was primarily due to the writing-off of the leasehold improvements and raw materials in 2012. All leasehold improvements costs of our direct stores transferred to our distributors was expensed at the time of transfer. In addition, the raw materials were sold to Fujian Aidu at 50% of cost when our production ceased in October 2012. Administrative expenses as a percentage of our revenues decreased from 5.0% in 2012 to 4.4% in 2013.

Finance Costs. Finance costs increased by 71.0% from RMB6.2 million in 2012 to RMB10.7 million (US$1.8 million) in 2013. This increase was primarily due to the increase in the interest expenses paid under bank loans for working capital purposes.

Income Tax Expense. Income tax expense decreased by 39.4% from RMB102.2 million in 2012 to RMB61.9 million (US$10.2 million) in 2013. This decrease was primarily due to the decrease in our revenue and pre-tax income. Our effective tax rate was 25.7% and 26.1% for 2012 and 2013, respectively.

Profit after Taxation. As a result of the foregoing, we had profit after taxation of RMB175.4 million (US$29.0 million) in 2013, representing a decrease of 40.6% from profit after taxation of RMB295.4  million in 2012.

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

Cost of Sales. Cost of sales increased by 10.5% from RMB686.9 million in 2011 to RMB759.3 million (US$121.9 million) in 2012. Cost of sales as a percentage of our revenues decreased from 55.8% in 2011 to 53.2% in 2012.

•
Contract Manufacturing Costs. Contract manufacturing costs increased by 13.5% from RMB648.6 million in 2011 to RMB736.4 million (US$118.2 million) in 2012. This increase was primarily due to the increase in our sales volume. As a percentage of total cost of sales, contract manufacturing costs increased from 94.4% in 2011 to 97.0% in 2012.

•
In-house Production Costs. In-house production costs decreased by 67.3% from RMB38.3 million in 2011 to RMB22.9 million (US$3.7 million) in 2012. This decrease was primarily because we closed our production facility in October 2012 and outsourced all production since then. As a percentage of total cost of sales, in-house production costs decreased from 5.6% in 2011 to 3.0% in 2012.

Gross Profit and Gross Profit Margin. As a result of the foregoing, gross profit increased by 22.8% from RMB544.0 million in 2011 to RMB668.1 million (US$107.2 million) in 2012. Gross profit margin increased from 44.2% to 46.8% during the same periods.

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

We had cash and cash equivalents, consisting of cash on hand and cash at bank of RMB918.5 million and RMB1,227.4 million (US$202.8 million) as of December 31, 2012 and 2013, respectively. We had bank facilities of RMB207.7 million and RMB213.4 million (US$35.2 million) as of December 31, 2012 and 2013, respectively. As of December 31, 2013, we have unutilized bank facilities of RMB63.8 million (US$10.5 million). We had no material capital commitments as of December 31, 2013.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balance, the remaining funds available under our credit facilities and proceeds from our initial public offering.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	75,983	180,968	308,453	50,953
Net cash used in investing activities	(15,759)	(5,609)	(17,228)	(2,846)
Net cash from financing activities	267,429	53,300	21,300	3,519
Net increase in cash and cash equivalents	327,653	228,659	312,525	51,625
Exchange difference	(4,927)	(665)	(3,574)	(590)
Cash and cash equivalents at beginning of the period	367,731	690,457	918,451	151,717
Cash and cash equivalents at end of the period	690,457	918,451	1,227,402	202,752

Operating Activities

Historically, we have financed our operating activities primarily through cash generated from operations and financing activities.

Net cash provided by operating activities was RMB308.5 million (US$51.0 million) in 2013. This was primarily attributable to (i) our profit before working capital changes of RMB254.4 million (US$42.0 million), (ii) the increase in trade and other payables of RMB20.6 million (US$3.4 million) due to the increase in accounts payable to our suppliers and cash advances from third parties, and (iii) the decrease of trade and other receivables of RMB157.5 million (US$26.0 million) due to the decrease in revenue and trade receivables from our distributors due to the cancelled sales orders, partially offset by the increase of fixed deposits pledged of RMB32.2 million (US$5.3 million) due to the increase in bill payables to our suppliers. We also paid an income tax in the amount of RMB80.8 million (US$13.3 million)].

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

Investing Activities

Cash used in investing activities is primarily related to acquisition of property, equipment, motor vehicles and leasehold improvement for decoration of our direct stores, office and internal production use. Our cash generated from investing activities is primarily related to bank interests. We experienced net cash outflows from investing activities in 2011, 2012 and 2013.

Net cash used in investing activities was RMB17.2 million (US$2.8 million) in 2013, primarily due to the payment of leasehold improvement and costs of fixtures and fittings for our office in Shanghai.

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

Net cash from financing activities was RMB21.3 million (US$3.5 million) in 2013, primarily attributable to bank loans for working capital purposes.

Net cash from financing activities was RMB53.3 million (US$8.6 million) in 2012, primarily attributable to bank loans for working capital purposes.

Net cash from financing activities was RMB267.4 million (US$42.5 million) in 2011, primarily attributable to proceeds received from our initial public offering of RMB249.2 million (US$39.6 million).

5.C. Research and Development

Our design philosophy is to create fashionable and elegant menswear with quality tailoring. By focusing on product design, we aim to become a fashion trend leader in the casual menswear market in China and supply products that consistently meet customers’ demands. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine-tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends. As of December 31, 2013, our design and product development team comprised 28 members. In a typical season, we design and make 1,200 to 1,500 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 500 to 750 designs for mass production. Final design of all of our products will be approved by our product development committee.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Off-Balance Sheet Arrangements

In October 2011, Shishi Zuoan, our PRC subsidiary, agreed to provide a corporate guarantee, up to an aggregate amount of RMB6.0 million, with respect to Fujian Aidu’s obligations under the loan agreements entered or to be entered between Fujian Aidu, a company controlled by Mr. Chaojie Hong, uncle of Mr. James Hong, and Agriculture Bank of China from October 25, 2011 to October 24, 2014. As of December 31, 2013, nil was outstanding under this guarantee.

In November and December 2012, Mr. James Hong and Shishi Zuoan also provided guarantees up to an aggregate amount of RMB15.0 million, with respect to obligations of third parties under the loan agreements entered between third parties and Bank of Quanzhou and Bank of Communications, respectively. In October 2013, Mr. James Hong and Shishi Zuoan provided guarantees of RMB4.0 million, with respect to obligations of a third party under a loan agreement entered between such third party and Bank of Quangzhou. As of December 31, 2013, RMB4.0 million was outstanding under the guarantees.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term debt	149,550	149,550	—	—	—
Operating lease obligations	8,612	2,768	5,844	—	—
Total	158,162	154,318	5,844	—	—

As of December 31, 2013, the operating lease obligations related to our obligations under lease agreements for our office spaces and direct stores. We intend to finance the above lease commitments by cash generated from our operating activities.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013 respectively.

Recent Accounting Pronouncements

As of the date of this annual report on Form 20-F, no new International Financial Reporting Standards, or IFRS, or International Accounting Standards, or IAS, and amendments or interpretations to the existing IFRS or IAS that are relevant to us have been published.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of seven directors, four of whom are independent directors within the meaning of NYSE corporate governance rules. Other than Mr. James Jinshan Hong and Mr. Tianzhen Hong, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth the name, age and position of each of our directors and executive officers as of December 31, 2013. Unless otherwise indicated, the positions or titles indicated in the table below refer to Zuoan Fashion Limited.

Directors and Executive Officers	Age	Position/Title
James Jinshan Hong	40	Chairman of the Board of Directors, Chief Executive Officer and Acting Chief Financial Officer
Chaoshen Wang	50	Director and Chief Operating Officer
Tianzhen Hong	37	Director and Vice General Manager
Jianwei Shen	57	Independent Director
Baoyan Su	48	Independent Director
Frank Zhao	54	Independent Director
Wenxin Zhu	41	Independent Director

Cheok Chi Tam	52	Vice President of Procurement and Production
Liang Xing	41	Vice President of Marketing, Sales and Distribution
Feiyan Zheng	31	Vice President of Design
Yan Qiu	44	Vice President of Administration
John Meng Low	49	Vice President of Corporate Finance and Investor Relations
Dangsheng Chen	41	Finance Manager

Directors

James Jinshan Hong, also named Kam Shan Hung, is the founder, chairman of the board, chief executive officer and acting chief financial officer of our company. Mr. Hong was named one of the top 10 fashion designers in China by China Fashion Association in 2007 and 2008, respectively. Mr. James Hong has been with us since 2002. Prior to founding our company, Mr. Hong served as an assistant designer at Fujian Jinjiang Limei Clothing Co., Ltd. from 1992 to 1998.

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

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2013, the aggregate cash compensation that we paid to our executive directors and officers was approximately RMB5.5 million (US$0.9 million). We did not pay any share-based compensation to our executive directors and officers. We have no service contracts with any of our executive directors or officers providing for benefits upon termination of employment.

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

6.D. Employees

As of December 31, 2011, 2012 and 2013, we had 613, 233 and 220 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2013:

	Number of Employees	% of Total
Management and administration	38	17.3
Marketing, sales and distribution	92	41.8
Design and product development	28	12.7
Procurement, warehousing and logistics	44	20.0
Quality assurance	18	8.2
Total	220	100.0

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

As of December 31, 2013, no awards were granted to any of our current directors, officers and employees under the 2010 Equity Incentive Plan.

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2014, by each of our directors and executive officers:

Ordinary Shares Beneficially Owned (1)(2)
	Number		Percent
James Jinshan Hong	59,516,335	(3)	53.5
Chaoshen Wang	—	(4)	—
Tianzhen Hong	—		—
Cheok Chi Tam	—		—
Liang Xing	—		—
Feiyan Zheng
Yan Qiu	—		—
Dangsheng Chen	—		—
John Meng Low	—		—
Jianwei Shen	—		—
Baoyan Su	—		—
Frank Zhao	—		—
Wenxin Zhu	—		—

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

(3)
Fame Brilliant, a British Virgin Islands company wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, is the record holder of 59,516,335 ordinary shares. Mr. James Hong disclaims beneficial ownership of these shares held by Fame Brilliant and Ms. Siu Fong Or.

(4)
Fame Brilliant sold in total 3,321,677 of our ordinary shares at the price of US$1.4875 per share in August 2011, February 2012, October 2012, October 2013 and March 2014 to Mr. Chaoshen Wang. In February and March 2014, Mr. Chaoshen Wang sold all his shares to third parties.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of March 31, 2014, 111,276,113 of our ordinary shares were outstanding, of which 46,002,208 ordinary shares were held in the form of ADSs. Deutsche Bank Trust Company Americas, as depositary of our ADSs, has advised us that, as of March 31, 2014, the ADSs representing these ordinary shares were held of record by Cede & Co., as nominee for The Depository Trust and Clearing Corporation, or DTC.

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of March 31, 2014, by (i) each shareholder known by us to beneficially own 5% or more of our ordinary shares and (ii) all directors and executive officers as a group:

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Siu Fong Or(1)	59,516,335	53.5%

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
James Jinshan Hong(1)	59,516,335	53.5%
Fame Brilliant Group Limited(1)	59,516,335	53.5%
Michael Self(2)	7,940,200	7.1%
Lake Union Capital Management, LLC(2)	7,940,200	7.1%
Phillip Ventures Enterprise Fund 2 Ltd.(3)	6,722,500	6.0%
Phillip Private Equity Pte Ltd.(3)	6,722,500	6.0%
Phillip Investment Corporation Pte. Ltd.(3)	6,722,500	6.0%
Lim Hua Min(3)	6,722,500	6.0%
Lake Union Capital Fund, LP(2)	6,412,200	5.8%
All directors and executive officers as a group	59,516,335	53.5%

(1)
Fame Brilliant, a British Virgin Islands company wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, is the record holder of 59,516,335 ordinary shares. Mr. James Hong disclaims beneficial ownership of these shares held by Fame Brilliant and Ms. Siu Fong Or.

(2)
According to Amendment No. 5 to Schedule 13G filed with the SEC on February 13, 2014, Michael Self, a U.S. citizen, Lake Union Capital Management, LLC, a Delaware limited liability company, and Lake Union Capital Fund, LP, a Delaware limited partnership, beneficially owned 6,200,760, 6,200,760 and 4,402,700 ordinary shares as of December 31, 2013, respectively. We do not have further information with respect to any changes in the beneficial ownership of our ordinary shares by these persons subsequent to December 31, 2013.

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

Fame Brilliant sold in total 3,321,677 of our ordinary shares at the price of US$1.4875 per share in August 2011, February 2012, October 2012 , October 2013 and March 2014 to Mr. Chaoshen Wang. See “Item 7.B. Related Party Transactions — Share Purchase Agreement.”

7.B. Related Party Transactions

Transactions with Our Chairman and Chief Executive Officer and His Affiliated Persons or Entities

Since January 2007, Shishi Zuoan has entered into various credit facilities with Bank of Quanzhou for working capital purposes. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu, a company controlled by Mr. Chaojie Hong, have provided guarantees for Shishi Zuoan’s obligation under some or all of such credit facilities. In May 2011, such credit facilities with the Bank of Quanzhou expired and were renewed. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu have provided guarantees for Shishi Zuoan’s obligations of up to RMB5.0 million. In February 2012, such credit facilities with the Bank of Quanzhou expired and were renewed. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu have provided guarantees for Shishi Zuoan’s obligations of up to RMB15.0 million. In February 2013, Shishi Zuoan entered into various credit facilities with Bank of Quanzhou for working capital purposes. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu, a company controlled by Mr. Chaojie Hong, have provided guarantees for Shishi Zuoan’s obligation of up to RMB15.0 million. As of December 31, 2013, we had outstanding borrowings under these credit facilities of RMB4.2 million (US$0.7 million).

Since November 2008, Shishi Zuoan has entered into several loan agreements with Industrial Bank for working capital purposes. In 2011, Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong and Fujian Aidu, a company controlled by Mr. Chaojie Hong each agreed to guarantee our obligations of up to an aggregate amount of

RMB36.3 million. In 2012, such credit facilities expired and were renewed. Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu each agreed to guarantee Shishi Zuoan’s obligations of up to an aggregate amount of RMB47.7 million. In 2013, such credit facilities expired and were renewed. Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu have provided guarantees for Shishi Zuoan’s obligations of up to an aggregate amount of RMB48.4 million. As of December 31, 2013, we had outstanding borrowings under these loans of RMB23.4 million (US$3.9 million).

In May 2009, Shishi Zuoan agreed to guarantee Fujian Aidu’s obligations for an aggregate amount of up to RMB6.0 million under the loan agreements entered into or to be entered into from May 11, 2009 to May 10, 2012 between Fujian Aidu and Agricultural Bank of China, Jinjiang Branch. In October 2011, Shishi Zuoan renewed the agreement and agreed to guarantee Fujian Aidu’s obligations for an aggregate amount of up to RMB6.0 million under the loan agreements entered into or to be entered into from October 25, 2011 to October 24, 2014 between Fujian Aidu and Agricultural Bank of China, Jinjiang Branch. Such loans were repaid in January 2013.

In June 2011, our company entered into loan agreements with China Citic Bank for short-term loans with principal amount of RMB35.0 million. The maturity date of these loans is June 2012. Mr. James Hong and one other third-party have provided guarantees for these short-term loans. In June 2012, our company entered into new loan agreements with China Citic Bank for short-term loans with principal amount of RMB35.0 million, which was repaid in June 2013. In December 2013, our company entered into a new loan agreement with China Citic Bank for short-term loans with principal amount of RMB20.0 million. The maturity date of such loan is December 2014. Mr. James Hong and a third party have provided guarantees for this short-term loan. As of December 31, 2013, we had outstanding borrowings under this loan of RMB20.0 million (US$3.3 million).

In 2011, we entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with principal amount of RMB43.6 million, RMB19.1 million of which were repaid between June to November 2011. In addition, Fujian Aidu renewed the previous banking facilities with Industrial and Commercial Bank of China to guarantee our obligations of up to an aggregate amount of RMB30.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between November 2010 to November 2012. In 2012, we entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with principal amount of RMB83.9 million, RMB37.5 million of which were repaid between July to December 2012. In addition, Fujian Aidu and Mr. James Hong and Ms. Or Siu Fong, the wife of Mr. James Hong, each renewed the previous banking facilities with Industrial and Commercial Bank of China to guarantee our obligations of up to an aggregate amount of RMB50.0 million and RMB30,0 million, respectively, under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between October 2011 to September 2016. In 2013, we entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with principal amount of RMB99.0 million, RMB47.0 million of which were repaid between July to December 2013. As of December 31, 2013, we had outstanding borrowings under these loans of RMB52.0 million (US$8.6 million).

In November 2012, our company entered into a loan agreement with China Merchants Bank for a short-term loan with principal amount of RMB20.0 million, which was repaid in November 2013. Mr. James Hong has provided guarantee for this short-term loan.

In April 2013, our company entered into a loan agreement with Bank of Communications for a short-term loan with principal amount of RMB50.0 million. The maturity date of this loan is February 2014. Mr. James Hong and a third party have provided joint guarantee for this short-term loan. As of December 31, 2013, we had outstanding borrowings under this loan of RMB50.0 million (US8.3 million).

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

Share Purchase Agreement

In November 2010, in recognition of Mr. Chaoshen Wang’s contribution to our growth in the past and in order to give him an equity-based incentive to encourage his continued employment with us, Fame Brilliant entered into a share purchase agreement with Mr. Wang. Under this agreement, Mr. Wang will have the right to purchase from Fame Brilliant ordinary shares of our company in an amount of up to 3% of the issued and outstanding shares of our company after our initial public offering, or the aggregate purchase shares. Such right will vest in installments over a period of three years commencing from the completion of our initial public offering, contingent upon Mr. Wang’s continued employment with our company. The first installment, equal to one-sixth of the aggregate purchase shares, will vest six months after the completion of our initial public offering, and the second installment, equal to one-sixth of the aggregate purchase shares, will vest one year after the completion of our initial public offering. The remaining purchase shares will vest pro rata each month thereafter over a period of two years. The purchase price will be 85% of the public offering price for our ordinary shares in the public offering. Mr. Wang purchased in total 3,321,677 ordinary shares of our company from Fame Brilliant at the price of US$1.4875 per share in August 2011, February 2012, October 2012, October 2013 and March 2014.

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

8.A.8. Dividends and Dividend Policy

We normally retain most, if not all, of our available funds and any future earnings to operate and expand our business. We have not declared or paid any dividends since January 1, 2009. On April 30, 2014, our board of directors declared a cash dividend of US$0.05 per share, which is to be paid on or about June 10, 2014 to shareholders of record on May 16, 2014.

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

	High	Low	Average Daily Trading Volume
			(in thousands of ADSs)
Annual Information
2012	$5.52	$2.50	12.4
2013	$3.65	$1.66	64.1
Quarterly Information
2012
First quarter	$4.78	$3.25	16.4
Second quarter	$4.34	$3.22	19.1
Third quarter	$5.52	$2.85	6.3
Fourth Quarter	$3.51	$2.50	8.2
2013
First quarter	$3.65	$2.75	12.2
Second quarter	$2.98	$2.58	7.1
Third Quarter	$2.75	$1.89	65.2
Fourth Quarter	$3.62	$1.66	168.6
2014
First quarter	$2.39	$1.68	195.3
Second quarter (through April 18)	$2.21	$1.76	101.5
Monthly Information
2013
October	$3.62	$2.09	197.7
November	$2.36	$1.94	161.3
December	$2.08	$1.66	143.8
2014
January	$2.05	$1.68	248.7
February	$2.08	$1.71	110.1
March	$2.39	$1.80	219.0
April (through April 18)	$2.21	$1.76	101.5

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

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary, also referred to as pre-release, or intermediaries in the chain of ownership between holders and the issuer of the securities underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. Accordingly, the creditability of PRC taxes described below could be affected by actions taken by such parties or intermediaries. Such actions would also be inconsistent with the claiming of the favorable tax rates, described below, applicable to dividends paid by companies that are not passive foreign investment companies (as described below) to certain non-corporate holders.

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

Our cash balances have significantly increased over time and are substantial, while the market value of our ADSs has been decreasing. Therefore, we would be a PFIC for 2013 if the total value of our assets is determined based on their book value or by reference to the trading price of our ADSs (which is volatile and generally continued to decrease during 2013). We have not obtained (and do not intend to obtain) valuations of our assets in order to make a determination of our PFIC status for 2013 or any other taxable year. As the determination of PFIC status is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time, and because our cash balances may continue to increase and the market value of our ADSs may continue to decrease over time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, the excess of any distribution received by a U.S. Holder on its ordinary shares or ADSs over 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner.

If we were a PFIC in any year during which a U.S. Holder owned ordinary shares or ADSs, under certain attribution rules, the U.S. Holder would be deemed to own a proportionate share of any other PFIC in which we own an equity interest (a “lower-tier PFIC”), and would be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, in each case as if the U.S. Holder directly held the shares of such lower-tier PFIC.

If we were a PFIC for any year during which a U.S. Holder owned ordinary shares or ADSs, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, even if we cease to meet the threshold requirements for PFIC status. In that case, U.S. Holders may be able to make a “deemed sale” election that would allow them to eliminate this continuing PFIC status under certain circumstances. U.S. Holders should consult their tax advisers regarding the availability and advisability of a “deemed sale” election in their particular circumstances.

In addition, if we were a PFIC, certain other elections may be available that would result in alternative treatment. For example, if our ADSs are “regularly traded,” a U.S. Holder may be able to make a mark-to-market election, pursuant to which a U.S. Holder of ADSs generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of each taxable year (but only to the extent of the net income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the amount of income or loss recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). For purposes of the mark-to-market rules, the ADSs generally will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs is traded on at least 15 days during each calendar quarter. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have lower-tier PFICs for which a mark-to-market election may not be available. We do not intend to satisfy the record-keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections.

If we are a PFIC for any taxable year during which a U.S. Holder owned our ordinary shares or ADSs, the U.S. Holder will generally be required to file annual Internal Revenue Service (“IRS”) Forms 8621 with their annual U.S. federal income tax returns, subject to certain exceptions.

U.S. Holders should consult their tax advisers concerning our PFIC status and the tax considerations relevant to an investment in a PFIC.

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company Rules” above, any distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. If we are required to withhold PRC taxes, as described in “Taxation—PRC Taxation of Our Overseas Shareholders,” the amount of a dividend will include any such amounts withheld. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the depositary’s receipt of the dividend.

Generally under the Code certain dividends paid to certain non-corporate shareholders may be taxable at favorable rates, subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury. However, these favorable rates would not apply if we were a PFIC for the taxable year in which we paid any dividend or the prior taxable year (or with respect to a particular U.S. Holder, any previous taxable years during which the U.S. Holder had owned our ordinary shares or ADSs while we were a PFIC).

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

As described in “Taxation—PRC Taxation of Our Overseas Shareholders,” if we were deemed to be a PRC “resident enterprise” under PRC tax law, gains from dispositions of our ordinary shares or ADSs may be subject to PRC tax. The Treaty does not restrict the PRC’s right to tax capital gains. If gains were subject to PRC taxes, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Because under the Code capital gains of U.S. persons generally are treated as U.S.-source income, a U.S. Holder may be precluded from claiming a foreign tax credit for all or a portion of any PRC taxes imposed on disposition gains. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat the disposition gain as foreign-source gain and claim a foreign tax credit against the U.S. Holder’s tax liability on the gain. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

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

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

10.F. Dividends and Paying Agents

See “Item 8. Financial Information – 8.A.8. Dividends and Dividend Policy” for information concerning our dividend policies and our payment of dividends. See “Item 10. Additional Information - 10.B. Memorandum and Articles of Association” for a discussion of the process by which dividends are paid on our common shares.

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

As of December 31, 2013, our total outstanding bank borrowings, consisting of short-term loans and credit facilities, amounted to RMB149.6 million (US$24.7 million) with interest rates varying from 5.88% to 9.60%. Assuming the principal amount of the outstanding loans remains the same as of December 31, 2013, a 1% increase in each applicable interest rate would add RMB1.5 million (US$0.2 million) to our interest expense in 2014.We have not used any derivative financial instruments to manage our interest risk exposure.

Interest-earning instruments carry a degree of interest rate risk. We had bank balances, consisting of cash at bank of RMB1,227.4 million (US$202.8 million) as of December 31, 2013. Bank interest income was RMB5.5 million (US$0.9 million) in 2013. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

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

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled approximately US$5.2 million, which consisted of approximately US$2.9 million for underwriting discounts and approximately US$2.3 million for other expenses. The net proceeds from our initial public offering to us, after deduction of fees and expenses, were approximately US$36.8 million. As of December 31, 2013, approximately US$36.8 million of the net proceeds from our initial public offering have been used for general corporate purposes.

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

Under the supervision of our chief executive officer and chief financial officer, management conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on this assessment, management determined that our internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2013, no change in our internal control over financial reporting has occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have appointed GHP Horwath, P.C. as our independent registered public accounting firm for each of the years ended December 31, 2011, 2012 and 2013. The following is a summary of the fees billed by GHP Horwath, P.C. for professional services rendered for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	US$
Audit fees(1)	210,000	230,000	234,400

	Year Ended December 31,
	2011	2012	2013
	US$
Audit-related fee (2)	92,000	4,000	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
Total	302,000	234,000	234,400

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for fiscal year 2012 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by the independent auditors listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm dated April 30, 2014.

(b)	Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013.

(c)	Consolidated Statement of Financial Position as of December 31, 2011, 2012 and 2013.

(d)	Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013.

(e)	Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013.

(f)	Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
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

ZUOAN FASHION LIMITED

By:	/s/ James Jinshan Hong
	Name:	James Jinshan Hong
	Title:	Chairman, Chief Executive Officer and Acting Chief Financial Officer

Date: April 30, 2014

ZUOAN FASHION LIMITED AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Zuoan Fashion Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of Zuoan Fashion Limited (Note 1) and subsidiaries (‘‘the Company’’) as of December 31, 2011, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years  in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zuoan Fashion Limited and subsidiaries as of December 31, 2011, 2012 and 2013, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/GHP HORWATH, P.C.

Denver, Colorado

April 30, 2014

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN,
EXCEPT PER SHARE AMOUNTS)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Notes	2011	2012	2013

Revenues		1,230,881	1,427,367	1,252,146

Cost of sales		(686,890)	(759,285)	(713,891)

Gross profit		543,991	668,082	538,255

Other income	4	2,414	5,604	5,462
Selling and distribution expenses		(136,704)	(199,152)	(240,972)
Administrative expenses		(56,590)	(70,680)	(54,700)
Finance costs		(4,194)	(6,244)	(10,680)

Profit before taxation	5	348,917	397,610	237,365

Income tax expense	6	(93,226)	(102,230)	(61,924)

Profit after taxation		255,691	295,380	175,441

Other comprehensive loss:
Foreign exchange difference arising from
translation of foreign currency financial
financial statements		(4,763)	(665)	(3,574)
Total comprehensive income for the year		250,928	294,715	171,867

Earnings per share (RMB)
-Basic	8	2.39	2.65	1.58

-Diluted	8	2.37	2.65	1.58

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)
AS OF DECEMBER 31, 2011, 2012 AND 2013

	Notes	2011	2012	2013
ASSETS

Non-current assets
Property, plant and equipment	9	17,511	4,658	17,377
Current assets
Inventories	10	26,082	24,340	24,629
Trade and other receivables	11	446,897	608,466	450,983
Prepayments	12	223	100	94
Fixed deposits – pledged	13	1,670	9,619	41,800
Cash and cash equivalents	14	690,457	918,451	1,227,402
		1,165,329	1,560,976	1,744,908
Total assets		1,182,840	1,565,634	1,762,285

EQUITY AND LIABILITIES

Share capital	18	185	185	185
Share premium	19	426,165	426,165	426,165
Reserves	19	47,743	48,922	49,165
Retained profits		538,711	834,091	1,007,517
Total equity		1,012,804	1,309,363	1,483,032

Liabilities

Current liabilities
Trade and other payables	15	70,760	103,841	124,398
Interest-bearing bank borrowings	16	74,950	128,250	149,550
Income tax payable		24,326	24,180	5,305
Total liabilities		170,036	256,271	279,253

Total equity and liabilities		1,182,840	1,565,634	1,762,285

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES,

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

			Attributable to the Company's equity holders
		Number				Equity- settled Employees	Currency
		of shares	Share	Share	Statutory	Benefit	Translation	Retained	Total
	Notes	(in thousands)	Capital	Premium	Reserve	Reserves	Reserve	Profits	Equity

Balance at January 1, 2011		80,000	134	129,599	17,832	-	1,528	314,610	463,703
Issue of shares from initial public offerings	1	24,000	40	276,620	-	-	-	-	276,660
Share issue costs	1	-	-	(33,238)	-	-	-	-	(33,238)
Issue of shares under convertible loans	17	6,722	10	46,936	-	-	-	-	46,946
Recognition of share-based payments	27	-	-	-	-	7,805	-	-	7,805
Issue of ordinary shares under employee share incentive scheme	27	554	1	6,248	-	(6,249)	-	-	-
Total comprehensive income
for the year		-	-	-	-	-	(4,763)	255,691	250,928
Transfer to statutory reserve		-	-	-	31,590	-	-	(31,590)	-

Balance at December 31, 2011		111,276	185	426,165	49,422	1,556	(3,235)	538,711	1,012,804
Recognition of share-based payments	27	-	-	-	-	1,844	-	-	1,844
Total comprehensive income
for the year		-	-	-	-	-	(665)	295,380	294,715
Transfer to statutory reserve		-	-	-	-	-	-	-	-

Balance at December 31, 2012		111,276	185	426,165	49,422	3,400	(3,900)	834,091	1,309,363
Recognition of share-based payments	27	-	-	-	-	1,802	-	-	1,802
Total comprehensive income
for the year		-	-	-	-	-	(3,574)	175,441	171,867
Transfer to statutory reserve		-	-	-	2,015	-	-	(2,015)	-

Balance at December 31, 2013		111,276	185	426,165	51,437	5,202	(7,474)	1,007,517	1,483,032

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Notes	2011	2012	2013
Cash flows from operating activities
Profit before taxation		348,917	397,610	237,365
Adjustments for:
Depreciation of property, plant and equipment	5	3,382	6,961	9,698
Loss on disposal of property, plant and
equipment	5, 9	-	14,842	273
Equity-settled employee benefit costs	27	7,805	1,844	1,802
Interest expense on bank borrowings		4,194	6,244	10,680
Interest income	4	(2,414)	(3,341)	(5,462)

Operating profit before working capital changes		361,884	424,160	254,356
(Increase)/decrease in inventories		(3,743)	1,742	(289)
(Increase)/decrease in trade and other receivables		(197,040)	(161,569)	157,483
Decrease in prepayments		2,090	123	6
Increase in fixed deposits pledged		(616)	(7,949)	(32,181)
Increase in trade and other payables		6,327	33,081	20,557
Cash generated from operations		168,902	289,588	399,932
Interest paid		(4,194)	(6,244)	(10,680)
Income tax paid		(88,725)	(102,376)	(80,799)
Net cash generated from operating activities		75,983	180,968	308,453

Cash flows from investing activities
Acquisition of property, plant and equipment		(18,173)	(9,023)	(22,690)
Proceeds from disposals of property, plant and equipment		-	73	-
Interest received		2,414	3,341	5,462
Net cash used in investing activities		(15,759)	(5,609)	(17,228)

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Notes	2011	2012	2013
Cash flows from financing activities
Bank loans obtained		94,000	165,750	233,200
Repayment of bank loans		(75,750)	(112,450)	(211,900)
Net proceeds from initial public offering		249,179	-	-
Net cash generated from financing activities		267,429	53,300	21,300

Net increase in cash and cash equivalents		327,653	228,659	312,525
Exchange difference		(4,927)	(665)	(3,574)
Cash and cash equivalents at beginning of the year		367,731	690,457	918,451
Cash and cash equivalents at end of the year		690,457	918,451	1,227,402

Supplemental disclosure of cash flow information:	2011	2012	2013

Conversion of convertible loans to ordinary shares	46,946	-	-

Issue of ordinary shares under employee share incentive scheme	6,248	-	-

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

1.	TITLE, ORGANIZATION AND REORGANIZATION

Business of the Company and title of the financial statements

Zuoan Fashion Limited (“Zuoan” or the “Company”) is a holding company. Zuoan owns 100% of Fast Boost Holdings Limited (“Fast Boost”).  Zuoan, through Fast Boost and its operating subsidiary, Zuoan Dress Co., Ltd, Shishi (“Shishi Zuoan”), is a manufacturer, distributor and retailer of men’s apparel.  The controlling shareholder, chairman of the board and Chief Executive Officer of the Company is Mr. James Hong (“Mr. Hong”).  In 2010 and February 2011, the Company, Fast Boost and its shareholders and Mr. Hong completed the following transactions:

1.
In August 2010, Zuoan, a Cayman Islands holding company was formed. Zuoan is owned by a common control group as Fast Boost. Zuoan had authorized share capital of 50,000 shares at US$1.00 each. In December 2010, Zuoan’s authorized share capital increased to 500,000,000 shares at US$0.00025 each.

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

3.
In February 2011, Zuoan completed an initial public offering (“IPO”) in the United States. In the IPO, 24,000,000 ordinary shares were sold for the net proceeds of approximately US$36.8 million (after deducting underwriting fees and commissions and offering expenses).

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

1.	TITLE, ORGANIZATION AND REORGANIZATION (continued):

Organization and reorganization (continued)

The consolidated financial statements as of and for the year ended December 31, 2013 were authorized for issue by resolution of the Board of directors on April 30, 2014.  The principal place of business of the Company is located at Building 1, Lane 618, Dingyuan Road, Songjiang District, Shanghai, 201616, the People’s Republic of China (“PRC”).  All of the Company’s customers are located in the PRC.

Fast Boost was formed in February 2008 to become the holding company of Champion Goal Holdings Limited (“Champion Goal”) and its subsidiary, Shishi Zuoan.  In connection with the formation of Fast Boost, 10,000 ordinary shares were issued to an entity controlled by Mr. Hong for nominal cash consideration.  As of December 31, 2011, 2012 and 2013, Fast Boost had no significant assets or business operations.

In July 2008, Champion Goal was incorporated in Hong Kong as a company with limited liability as an investment holding company.  As of December 31, 2011, 2012 and 2013, Champion had no significant assets or business operations.   Shishi Zuoan was incorporated in the Peoples Republic of China (“PRC”) as a wholly foreign-owned enterprise (“WFOE”) by the wife of Mr. Hong in April 2002.

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

The acquisition of Shishi Zuoan by Champion Goal and the acquisition of Champion Goal by Fast Boost were accounted for as common control transactions in a manner similar to a pooling of interests, and there was no recognition of any goodwill or excess of the acquirers’ interest in the net fair value of the acquirees’ identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combinations.  Therefore, these transactions have been accounted for as a common control transaction in a maner similar to a pooling of interests, with a reclassification of equity from retained profits to share premium to reflect the deemed value of consideration given in the local jurisdiction and the capital structure of Fast Boost.  The consolidated financial statements of the Company include all of the accounts of the Company and its subsidiaries, Champion Goal and Shishi Zuoan for all periods presented.

In August 2010, Shanghai Mingfu Fashion Limited (“Shanghai Mingfu”) was incorporated in the Peoples Republic of China (“PRC”) as a company with limited liability which is wholly owned by Shishi Zuoan.  As of December 31, 2011, 2012 and 2013, Shanghai Mingfu had no significant assets or business operations.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

2.	BASIS OF PRESENTATION

Statement of compliance

The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), which have been consistently applied. The consolidated financial statements have been prepared on the historical cost and accrual basis. The consolidated financial statements of the Company are presented in Chinese Renminbi Yuan (“RMB”).

Recently issued IFRSs

(a) New and amended standards adopted by the Company

There are no IFRSs or related interpretations that were effective for the first time for the financial year beginning on or after January 1, 2013 that had a material impact on the Company’s consolidated financial statements.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2013 and not early adopted

There are no other IFRSs or related interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.  The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use.  Expenditures incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally expensed in the period in which it is incurred.  In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, and the expenditure of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset.

Depreciation is calculated on a straight-line basis to write off the cost of property, plant and equipment, less any estimated residual values, over the following estimated useful lives:

Plant and machinery	5-8 years
Motor vehicles	8 years
Office equipment	5 years
Leasehold improvements	1-3 years

The gain or loss on disposal or retirement of an item of property, plant and equipment recognized in the profit or loss is the difference between the net sales proceeds and the carrying amount of the asset.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

A reversal of an impairment loss is credited to the profit or loss in the period in which it arises. There were no impairment losses or recoveries recorded during the years ended December 31, 2011, 2012 and 2013.

(c)	Trade receivables

Trade receivables are measured on initial recognition at fair value, and subsequently measured at amortized cost using the effective interest rate method, except when the effect of discounting would be immaterial. Appropriate allowances for estimated doubtful accounts are recognized in profit or loss when there is objective evidence that the asset is impaired. The allowance recognized is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. Trade receivables from the Company’s five largest customers represented 61%, 57% and 59% of the Company’s trade receivables as of December 31, 2011, 2012 and 2013 respectively.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits at banks and cash equivalents with maturities of three months or less.  For purposes of the cash flow statement, fixed deposits pledged as collateral for bills payable are reflected as an operating activity.

(e)	Financial liabilities

The Company’s financial liabilities which include trade payables, other payables and bank borrowings are initially measured on initial recognition at fair value, and subsequently measured at amortized cost, using the effective

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

interest rate method, unless the effect of discounting would be immaterial. In such cases, they are stated at cost. Trade payables generally have credit terms of 60 days.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Inventories

Inventories are stated at the lower of cost or net realizable value.  Costs are determined using the weighted average method, and in the case of work-in-progress and finished goods, costs are comprised of direct material, direct labour and those overhead costs that have been incurred in bringing the inventories to their present location and condition.  Net realizable value is calculated as the actual or estimated selling price less all further costs of completion and the estimated costs necessary to make the sale.

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
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale.  The Company accepts product returns from distributors and department stores for quality reasons and only if the distributors and department stores follow Company procedures in processing the returned products.  Accumulated experience is used to estimate and provide for returns.  Sales rebates are estimated based on anticipated annual purchases.  No element of financing is deemed present, as sales are made with a credit term of 120 days (2011: 90 days), which management believes is consistent with market practice.

The following table summarizes the revenue percentages for each individual distributor that represented more than ten percent of the Company’s total revenue in 2011, 2012 and/or 2013.

Distributors	2011	2012	2013
A	11.1%	10.2%	11.3%
B	15.3%	14.1%	15.5%
C	10.7%	10.4%	11.9%
D	5.5%	6.7%	12.2%

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Revenue and cost recognition (continued):

(2)      Sales of goods – retail

The Company began operating flagship stores in May 2011. In addition, the stores located in Shanghai began operations in October 2012.  In October 2012, the Company transferred all the flagship stores except the stores located in Shanghai to the respective distributors. Revenues from retail store sales are recognized at the point of sale. In 2011, 2012 and 2013, retail sales were approximately 5%, 6% and 1% of total revenues, respectively.

Retail sales returns within three days are accepted only for quality reasons.  Historic experience is used to estimate and provide for such returns at the time of sale.  The Company does not operate any retail customer loyalty programs.  Loyalty programs may be offered by distributors and department stores who bear all related program costs.

No single retail customer represents 10% or more of the total revenue for the years ended December 31, 2011, 2012 and 2013.

(3)      Cost of sales

Cost of sales include the direct raw material costs, direct labor costs, design costs and direct manufacturing overhead, which include depreciation of production equipment and rent. The Company outsources a significant portion of its production to third-party contract manufacturers. Contract manufacturing costs represented 94%, 97% and 100% of the total cost of sales in 2011, 2012 and 2013, respectively. Purchases from the largest contract manufacturer represented 10%, 12% and 12% of the Company’s total cost of sales in 2011, 2012 and 2013, respectively.

Local transportation and unloading charges, and product inspection charges, are included in selling expenses and totalled approximately RMB522,000, RMB330,000 and RMB200,000, for the years ended December 31, 2011, 2012 and 2013, respectively.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)	Revenue and cost recognition (continued):

(4)  Administrative expenses

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

Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

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

At December 31, 2011, 2012 and 2013, deferred tax was not significant.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)	Value Added Tax (VAT)

Sales of goods in the PRC are subject to VAT at 17% (Output VAT). Input VAT on purchases can be deducted from output VAT. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of “other receivables” or “other payables” in the statement of financial position.

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

Pursuant to the relevant regulations of the PRC government, the Company participates in a local municipal government social benefits plan, whereby the subsidiary of the Company in the PRC is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits.  The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees of the subsidiary of the Company. The only obligation of the Company is to pay the ongoing required contributions.  Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2011, 2012 and 2013 are disclosed in Note 5.

(m)	Advertising expenses

Advertising expenses are included in selling and distribution expenses as incurred. The Company provided discretionary brand allowances to the distributors for their marketing efforts to clear their inventories from the 2011 winter collection in the fourth quarter of 2011 according to the mutual agreements with respective distributors based on their purchase amounts. The Company extended the allowances to the distributors for their marketing efforts, not greater than 3% of the distributors’ total purchases in the first half year of 2012 and not greater than 6% of the distributors’ total purchases since  July 2012.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(n)	Functional currency

Items included in the consolidated financial statements of the Company are measured using the currency of the primary environment in which it operates (“the functional currency”). The Company’s principal operations are conducted in the PRC. Accordingly, the consolidated financial statements are presented in RMB. Transactions in currencies other than RMB are translated at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies (primarily intercompany accounts) are translated to the functional currency (RMB) at the foreign exchange rate prevailing at the statement of financial position date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences recognized in earnings for the years ended December 31, 2011, 2012 and 2013 are minimal.

(o)	Operating leases

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

(p)	Segment reporting

An operating segment is a distinguishable component of the Company that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Company has only one operating segment through December 31, 2013.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Financial instruments

The Company evaluates financial instruments and other debt instruments according to the substance of the contractual agreements and in consideration of International Accounting Standards (“IAS”) No. 32, and No. 39.  These standards require the Company to make judgments about whether the elements of instruments require equity or liability treatment and also to evaluate if any element of the instrument, including embedded features, is a derivative.  The Company has determined that none of the Company’s financial instruments contain derivatives.

Disclosures on financial risk management are provided in Note 23.

(r)	Use of estimates

Preparation of the financial statements in conformity with IFRS requires the use of judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for each period. Significant items related to such estimates are discussed at Note 28. Actual results could differ from those estimates.

4.	OTHER INCOME

An analysis of the Company's other income is as follows:
	2011	2012	2013
	RMB'000	RMB'000	RMB'000

Interest income from banks	2,414	3,341	5,462
Income received from depositary shares under reimbursement programme	-	2,263	-

	2,414	5,604	5,462

The depositary may reimburse the Company for certain expenses in respect of investor relationship programs and other programs related to the Company’s ADR facility established pursuant to the depositary agreement. In December 2012, the Company received payment of approximately RMB2.3 million from the depositary relating to the ADR program, as certain requirements were met under the depositary agreement.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

5.	NATURE OF EXPENSE INFORMATION

The Company presents its Statement of Comprehensive Income using the ‘‘expense by function’’ method of IAS No. 1. Following is supplemental information related to certain ‘‘nature of expense’’ items for the years ended December 31, 2011, 2012 and 2013.

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Cost of inventories recognized as expenses	672,889	750,263	713,891
Audit fee	1,392	1,504	1,513
Depreciation of property, plant and equipment*	3,382	6,961	9,698
Directors' remuneration
- salaries and related cost	2,033	2,384	2,385
- social benefits contribution	13	13	11
Key management personnel (other thandirectors)
- salaries and related cost	2,676	3,011	3,064
- social benefits contribution	34	39	55
Other than directors and key managementpersonnel
- salaries and related cost	21,161	22,074	16,020
- social benefits contribution	2,635	2,557	1,379
Advertising expenses (included in selling and distribution expenses)	25,364	68,013	147,433
Loss on disposal of property, plant and equipment	-	14,842	273
Loss on disposal of scrap raw materials	-	1,300	-
Operating lease expense	15,875	26,707	2,023
Retail shop shelving expense	67,874	67,732	75,644
Other expenses**	69,050	67,961	43,471

	2011	2012	2013
* Depreciation expense have been included in:	RMB'000	RMB'000	RMB'000

Cost of sales	2	1	-
Administrative expenses	795	1,488	8,474
Selling and distribution expenses	2,585	5,472	1,224
	3,382	6,961	9,698

** Other expenses consist primarily of exchange loss, finance costs, equity-settled employees benefit costs, local tax and surcharges, professional, consulting, and advisory fees, research and development expenses and travel and entertainment expenses.

6.	INCOME TAX EXPENSE

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Current period provision:
PRC income tax	93,226	102,230	61,924

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

6.	INCOME TAX EXPENSE (continued):

Reconciliation between income tax expense and profit before taxation at the applicable tax rates is as follows:

	2011	2012	2013
	RMB'000	RMB'000	RMB'000

Profit before taxation	348,917	397,610	237,365
Add: Losses incurred in tax-exempt jurisdiction	19,003	8,589	8,920
	367,920	406,199	246,285

Tax at the applicable tax rate of 25%	91,980	101,550	61,571
Effects of:
Income not taxable and other	-	-	(150)
Expenses not deductible and other	1,214	639	577
Different tax rates in different countries	32	41	(74)
	93,226	102,230	61,924

(a)	Pursuant to the rules and regulations of the Cayman Islands and BVI, the Company and Fast Boost are not subject to any income tax in the Cayman Islands and BVI, respectively.

(b)
In February 2008, the Hong Kong Government announced a decrease in the income tax rate from 17.5% to 16.5% applicable to the Company’s operations in Hong Kong, which is effective for the years ended December 31, 2011, 2012 and 2013. No provision was made for Hong Kong income tax as the Company did not earn any income subject to Hong Kong profits tax during the relevant periods.

(c)
PRC income tax  - The Company is subject to PRC income tax on profit arising or derived from the tax jurisdiction in which the subsidiaries of the Company, Shishi Zuoan and Shanghai Mingfu, operate and are domiciled. The provision for the PRC income tax on profit arising from operations in the PRC is calculated based on a statutory income tax rate of 25% in accordance with the PRC relevant income tax rules and regulation for the years ended December 31, 2011, 2012 and 2013, respectively.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

7.	DIVIDENDS

No dividends have been declared or paid for the years ended December 31, 2011 and 2012. On April 30, 2014, our board of directors declared a cash dividend of US$0.05 per share, which is to be paid on or about June 10, 2014 to shareholders of record on May 16, 2014.

8.	EARNINGS PER SHARE

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit after taxation attributable to equity holders of the Company by the number of ordinary shares. In February 2011, Zuoan completed an IPO in the United States, the basic number of shares is 111,276,113 after the new issuance of ordinary shares to the public, the conversion of convertible loans and under the 2010 Equity Incentive Plan for the year ended December 31, 2011. The following table is in thousands of RMB, except per share amounts.

	2011	2012	2013

Profit attributable to equity holders of the Company (RMB’000)	255,691	295,380	175,441

Number of ordinary shares (‘000)	111,276	111,276	111,276

Weighted average number of shares	107,163	111,276	111,276

Weighted average diluted number of shares	107,981	111,276	111,276

Basic earnings per share (RMB)	2.39	2.65	1.58

Diluted earnings per share (RMB)	2.37	2.65	1.58

(b)	Diluted earnings per share

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
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Company successfully completed the IPO in the United States in February 2011, and the restricted shares were issued to the Chief Financial Officer in August 2011 under the 2010 Equity Incentive Plan.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

9.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Plant and machinery	Office equipment	Motor vehicles	Total
	RMB’000	RMB'000	RMB'000	RMB'000	RMB'000

At January 31, 2011
Cost	845	2,399	1,542	3,054	7,840
Accumulated depreciation	(42)	(2,329)	(595)	(2,154)	(5,120)
Net book amount	803	70	947	900	2,720

Year ended December 31, 2011
Opening net book amount	803	70	947	900	2,720
Additions	18,022	-	151	-	18,173
Depreciation charge	(2,754)	(13)	(297)	(318)	(3,382)
Closing net book amount	16,071	57	801	582	17,511

At December 31, 2011
Cost	18,867	2,399	1,693	3,054	26,013
Accumulated depreciation	(2,796)	(2,342)	(892)	(2,472)	(8,502)

Net book amount	16,071	57	801	582	17,511

Year ended December 31, 2012
Opening net book amount	16,071	57	801	582	17,511
Additions	8,957	-	66	-	9,023
Reclassification	-	(57)	57	-	-
Depreciation charge	(6,453)	-	(305)	(203)	(6,961)
Disposal	(14,842)	-	(73)	-	(14,915)
Closing net book amount	3,733	-	546	379	4,658

At December 31, 2012
Cost	5,765	-	1,762	3,054	10,581
Accumulated depreciation	(2,032)	-	(1,216)	(2,675)	(5,923)

Net book amount	3,733	-	546	379	4,658

Year ended December 31, 2013
Opening net book amount	3,733	-	546	379	4,658
Additions	22,678	-	12	-	22,690
Depreciation charge	(9,426)	-	(188)	(84)	(9,698)
Disposal	(273)	-	-	-	(273)
Closing net book amount	16,712	-	370	295	17,377

At December 31, 2013
Cost	27,791	-	1,774	3,054	32,619
Accumulated depreciation	(11,079)	-	(1,404)	(2,759)	(15,242)

Net book amount	16,712	-	370	295	17,377

All property, plant and equipment held by the Company are located in the PRC.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

9.	PROPERTY, PLANT AND EQUIPMENT (continued)

In October 2012, the Company transferred all flagship stores except the stores located in Shanghai to the respective distributor that resulted in the significant loss on disposal of leasehold improvements recognized in administrative expenses (Note 5).

The Company evaluates the valuation of the existing leasehold improvements and no impairment noted.

10.	INVENTORIES

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

At cost
Raw materials	3,265	-	-
Finished goods (primarily purchased)	22,684	24,139	24,240
Work in progress	10	-	-
Packing materials	123	201	389
	26,082	24,340	24,629

No allowances for inventory obsolescence are recorded as of December 31, 2011, 2012 and 2013.

In October 2012, the Company decided to concentrate on brand development and construction of new logistics centers and warehousing facilities going forward and as a result closed the sole production facility, and all raw materials were disposed of in October 2012 (Note 21).

11.	TRADE AND OTHER RECEIVABLES

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

Trade receivables	436,625	607,865	450,435
Advances to directors and employees	40	23	52
Rental deposits	7,087	576	496
Other receivables	3,145	2	-
	446,897	608,466	450,983

Trade receivables are non-interest bearing and generally have credit terms of 120 days.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

11.	TRADE AND OTHER RECEIVABLES (continued)

Trade receivables include output VAT due to the Company from its customers. At December 31, 2011, 2012 and 2013, the amount of output VAT included in trade receivables was RMB63,441,000, RMB88,322,000 and RMB65,448,000, respectively.

Rental deposits are deposits and prepaid rental expenses for our direct stores and the head quarters in Shanghai and our office in Shishi City, Fujian Province, respectively.

The carrying amounts of all trade and other receivables at December 31, 2013, 2012 and 2011 are denominated in RMB.

12.	PREPAYMENTS

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

Prepayments	223	100	94

As of December 31, 2011, 2012 and 2013, prepayments mainly relate to legal and professional fees, marketing expenses and rental expenses paid to third parties.

The carrying amounts of prepayments are denominated as follows:

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

Renminbi	100	100	-
European Dollar	107	-	-
United States Dollar	16	-	94
	223	100	94

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

13	FIXED DEPOSITS—PLEDGED

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

Fixed deposits - pledged	1,670	9,619	41,800

Fixed deposits with financial institutions have maturity dates greater than 3 months up to 6 months. Fixed deposits are repriced within one month from the end of the financial year with effective interest rates of 1.616%, 2.997% and 2.782% per annum for the financial years ended December 31, 2011, 2012 and 2013, respectively.

Bills payable are secured by fixed deposits placed with financial institutions.

14.	CASH AND CASH EQUIVALENTS

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

Cash on hand	106	256	206
Cash at banks	690,351	918,195	1,227,196
	690,457	918,451	1,227,402

The Renminbi is not freely convertible into foreign currencies.  Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange Renminbi for foreign currencies through banks that are authorised to conduct foreign exchange business.

The cash at banks bear effective interest rates of 0.457%, 0.464% and 0.366% per annum during the years ended December 31, 2011, 2012 and 2013, respectively.

The carrying amounts of cash and bank balances are denominated as follows:

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

Renminbi	562,822	791,611	1,112,330
United States Dollars	127,478	126,805	115,042
Hong Kong Dollar	65	3	1
Singapore Dollar	92	32	29
	690,457	918,451	1,227,402

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

15.           TRADE AND OTHER PAYABLES

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

Trade payables	40,869	47,557	24,890
Bills payable	5,053	23,273	64,600
VAT payables	12,167	13,155	7,910
Accrued liabilities	7,782	8,303	6,513
Other payables	4,889	11,553	20,485
	70,760	103,841	124,398

Trade payables generally have credit terms of 60 days.

Bills payable relate to inventory purchases and are secured by fixed deposits placed with financial institutions.

Other payables mainly relate to amounts payable to suppliers for purchases of fixtures and fittings for retail shops and non-interest bearing cash advances from third parties which are repayable on demand within twelve months.

Accrued liabilities mainly comprise accrued wages, staff-related expenses and legal and professional fees as of December 31, 2011, 2012 and 2013.

The carrying amounts of trade and other payables are denominated as follows:

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

Renminbi	67,269	94,026	112,162
Hong Kong Dollar	1,754	2,595	5,196
European Dollars	40	40	39
United Stated Dollars	1,697	7,180	7,001
	70,760	103,841	124,398

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

16.	INTEREST- BEARING BANK BORROWINGS

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

Short term bank borrowings-secured	74,950	128,250	149,550

The Company's interest-bearing bank borrowings are guaranteed by a director, a related party and a third party. Short-term bank borrowings bear effective interest rates of 6.72%, 7.203% and 7.058% per annum during the years ended December 31, 2011, 2012 and 2013, respectively.

The carrying amounts of interest-bearing bank borrowings are denominated in Renminbi.

As of December 31, 2011, the Company had outstanding borrowings of RMB 4.2 million with Bank of Quanzhou, with RMB0.8 million available for future drawdown. These loans were due and repaid in August 2012. The Company borrowed two additional short-term loans from the revolving credit facility which are guaranteed by Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong (“Mr. Chaojie Hong”) and Fujian Aidu Garment Manufacturing Co., Ltd., a company controlled by Mr. Chaojie Hong (“Fujian Aidu”) for the obligations of up to an aggregate amount of RMB15.0 million. As of December 31, 2012, the Company had outstanding borrowings of RMB 4.2 million, with RMB10.8 million available for future drawdown. In February 2013, the Company has entered into revolving credit facilities with Bank of Quanzhou for working capital purposes. Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu, have provided guarantees for the obligation of up to an aggregate amount of RMB15.0 million. As of December 31, 2013, the Company had outstanding borrowings of RMB4.2 million with RMB10.8 million available for future drawdown. The weighted average interest rate was 9.214% for the year ended December 31, 2013.

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

During the year ended December 31, 2012, the Company entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with an aggregate principal amount of RMB83.9 million. Some of these loans were due and repaid between July and December 2012, and the remaining loans are due between January and June 2013. The weighted average interest rate was 5.837% for the year ended December 31, 2012.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

16.	INTEREST- BEARING BANK BORROWINGS (continued)

During the year ended December 31, 2013, the Company entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with an aggregate principal amount of RMB99.0 million. Some of these loans were due and repaid between July and December 2013, and the remaining loans of RMB52.0 million are due between January and November 2014. The weighted average interest rate was 5.896% for the year ended December 31, 2013.

The Company pledged certain of its accounts receivable as security for the borrowings under these loans. In addition, Fujian Aidu agreed to guarantee the Company’s obligations of up to an aggregate amount of RMB18.0 million and entered into a new banking facility in February 2011 to guarantee obligations of up to an aggregate amount of RMB10.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between September 2010 to August 2012 and between February 2011 to February 2013, respectively.  In May 2011, Fujian Aidu renewed such banking facilities to guarantee obligations of up to an aggregate amount of RMB30.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that were entered into between November 2010 and November 2012, which superseded previous facilities since May 2011. In February 2012, Mr. James Hong and Ms. Or Siu Fong, wife of Mr. James Hong (“Ms. Or”), renewed banking facilities to guarantee the Company’s obligations of up to an aggregate amount of RMB30.0 million under this loan and any other loan agreements that have been or may be entered into between October 2011 to September 2016. In June 2012, Mr. James Hong and Ms. Or  and Fujian Aidu each entered into an additional banking facility to guarantee obligations of up to an aggregate amount of RMB50.0 million under this loan and any other loan agreements that have been or may be entered into between October 2011 to September 2016, respectively. In addition, one of the outstanding borrowings of RMB4.5 million was pledged by a pledged deposit. Subsequent to December 31, 2013, there were additional short-term loans with the principal amount of RMB14.4 million and the maturity dates of these loans are between July and September 2014. The weighted average interest rate was 6.442%.

During the year ended December 31, 2011, the Company entered into loan agreements with Industrial Bank Co., Ltd., under which the Company borrowed RMB11.3 million. These loans were due and repaid in August and November 2012, respectively. The weighted average interest rate was 8.2% for the year ended December 31, 2011. Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu each provided guarantees for the obligations under these loan agreements with Industrial Bank Co., Ltd. that had been entered or would be entered into from September 2011 to November 2013 up to RMB36.3 million.

During the year ended December 31, 2012, the Company entered into loan agreements with Industrial Bank Co., Ltd., under which the Company borrowed RMB22.7 million. The maturity dates of these loans are between June and December 2013, respectively. The weighted average interest rate was 7.414% for the year ended December 31, 2012. Mr. James Hong and Mr. Chaojie Hong each entered into new bank facilities for the obligations up to RMB17.7 million to provide guarantees for the aggregate obligations under these loan agreements with Industrial Bank Co., Ltd. that has been entered or will be entered from June 2012 to August 2014 to supersede the previous facilities. Since June 2012, Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu each provided guarantees for the obligations under these loan agreements that has been entered or will be entered from September 2011 to August 2014 up to RMB47.7 million.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

16.	INTEREST- BEARING BANK BORROWINGS (continued)

During the year ended December 31, 2013, the Company entered into loan agreements with Industrial Bank Co., Ltd., under which the Company had outstanding borrowings of RMB23.4 million. The maturity dates of these loans are between June and December 2014. The weighted average interest rate was 7.675% for the year ended December 31, 2013. Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu each entered into new bank facilities to provide guarantees for the aggregate obligations under these loan agreements with Industrial Bank Co., Ltd. that has been entered or will be entered from June 2013 to September 2018 to supersede the previous facilities. Since June 2013, Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu each provided guarantees for the obligations under these loan agreements that has been entered or will be entered from June 2013 to September 2018 up to RMB48.4 million.

In May 2010, the Company entered into a loan agreement with China Citic Bank for a short-term loan with the principal amount of RMB35.0 million. The loan was fully repaid in May 2011. The weighted average interest rate was 6.372% for the year ended December 31, 2010. Mr. James Hong and certain other parties provided guarantees for this loan. In June 2011, the Company entered into new loan agreements with China Citic Bank for short-term loans with an aggregate principal amount of RMB35.0 million. These loans were due and repaid in June 2012. The weighted average interest rate was 8.203%. Mr. James Hong and other third-party provided guarantees for these loans. In June 2012, the Company entered into new loan agreements with China Citic Bank for short-term loans with an aggregate principal amount of RMB35.0 million. These loans were due and repaid in June 2013. In May and June 2013, the Company entered into new loan agreements with China Citic Bank for short-term loans with principal amount of RMB18.0 million and RMB17.0 million which were repaid in November and December 2013, respectively. In December 2013, the Company entered into a new loan agreement with China Citic Bank for short-term loans with principal amount of RMB20.0 million. The maturity date of a loan is December 2014. Mr. James Hong and a third party have provided guarantees for this short-term loan. As of December 31, 2013, the Company had outstanding borrowings of RMB20.0 million. The weighted average interest rate was 7.800%.

In November 2012, the Company entered into a loan agreement with China Merchant Bank for a short-term loan with the principal amount of RMB20.0 million. The loan was due and repaid in November 2013. The weighted-average interest rate was 7.500% for the year ended December 31, 2012. Mr. James Hong provided guarantee for this loan.

In April 2013, the Company entered into a loan agreement with Bank of Communications for a short-term loan with principal amount of RMB50.0 million. The loan was due and repaid in February 2014. Mr. James Hong and a third party provided joint guarantee for this short-term loan. The weighted-average interest rate was 7.500% for the year ended December 31, 2013. Subsequent to December 31, 2013, there were short-term loans with Bank of Communications with the principal amount of RMB50.0 million and the maturity date of these loans is December 2014. The interest rate was 7.800%.

All matured loans have been repaid on or before the maturity dates. There are no restrictive covenants, no assets mortgaged and pledged or subject to lien for these loans. The Company has been in compliance with all provisions of the loans as of December 31, 2011, 2012 and 2013. There have been no significant changes in long-term obligations subsequent to the date of this report.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

In connection with the February 2011 IPO, all convertible loans were converted into 6,722,500 ordinary shares.

18.	AUTHORIZED SHARE CAPITAL

The share capital balance as of December 31, 2011 represents the issued share capital of Zuoan after the Share Exchange carried out on October 5, 2010, ordinary shares issued from the IPO and from conversion of the convertible loans, and restricted shares issued to Chief Financial Officer in 2011, respectively. No ordinary shares were issued for the years ended December 31, 2012 and 2013.

19.           RESERVES

Share premium
The share premium represents the excess of issue price, for local jurisdiction purposes, over the par value of the share issued.

Statutory reserve
In accordance with the relevant laws and regulations of the PRC, the subsidiary of the Company established in the PRC is required to transfer 10% of its profit after taxation prepared in accordance with the accounting regulations of the PRC to the statutory reserve until the reserve balance reaches 50% of the subsidiary’s paid-up capital. Such reserve may be used to offset accumulated losses or increase the registered capital of the subsidiary, subject to the approval from the PRC authorities, and are not available for dividend distribution to the shareholders. At December 31, 2011, 2012 and 2013, the paid-up capital was approximately RMB98,843,000, RMB98,843,000 and RMB102,875,000, respectively. At December 31, 2011, 2012 and 2013, the statutory reserve is fully funded.

Currency translation reserve
The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s functional currency.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

20.	COMMITMENTS

Operating lease commitments

The Company leases offices, warehouses and retail shops under non-cancellable operating lease arrangements. The leases have varying terms. Future minimum payments under these agreements are as follows:

	2011	2012	2013
	RMB'000	RMB'000	RMB’000
Leases:
Not later than one year	31,996	4,690	2,768
Later than one year and not later than five years	36,335	7,283	5,844
Total	68,331	11,973	8,612

Advertisement contract:
Not later than one year	2,848	-	-

21.	SIGNIFICANT RELATED PARTY TRANSACTIONS

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

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

Rental of production facilities	4,300	3,225	450
Proceeds from disposal of property, plant and equipment	-	73	-
Proceeds from disposal of scrap raw materials	-	1,290	-

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

22.	SEGMENT INFORMATION

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

As of December 31, 2011, 2012 and 2013, the Company's financial instruments mainly consisted of cash and bank balances, trade receivables, other receivables, trade payables, accrued liabilities, other payables and borrowings.

(i)   Credit risk

Credit risk is the risk of financial loss to the Company if a customer fails to meet its contractual obligations. Credit risk of the Company arises principally from the Company’s trade and other receivables and bank balances.

For trade receivables, the Company’s exposure to credit risk is restricted by the credit limits that are approved by the Chief Operating Officer. The Company typically allows the existing customers credit terms of up to 120 days (2011: 90 days).  In deciding whether credit shall be extended, the Company will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Operating Officer.

The Company performs ongoing credit evaluation of its customers’ financial position. The Company has a significant concentration of credit risk, as the Company’s trade receivable balances at December 31, 2011, 2012 and 2013, represented by 10, 13 and 16 distributors in 2011, 2012 and 2013, comprises 99% each of the total trade receivables balance for the respective financial years.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The age analysis of trade receivables is as follows:

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

Past due	72,626	-	-
Not past due	363,999	607,865	450,435

The Company’s major classes of financial assets are cash and bank balances and trade receivables.

Management believes that all significant bank deposits are with reputable banks and that all significant trade receivables are mainly customers of good credit- standing.

There is no trade receivable that is past due and/or impaired in 2012 and 2013 but there were trade receivables amounting to RMB72.6 million past due in 2011. However, no impairment loss was recognised in profit or loss, as the trade receivables were subsequently collected.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirement in the short and long term. The bank borrowings for the years ended December 31, 2011, 2012 and 2013, have a maturity period of less than one year from the statement of financial position date.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

(iii)	Market risk (continued)

The Company	Effective interest rate	Floating interest rate	Fixed interest rate	Non-interest bearing	Total
	%	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31,2011
Financial Assets
Cash and bank balances	0.46	690,457	-	-	690,457
Trade and other receivables		-	-	446,897	446,897
Fixed deposits pledged	1.62	1,670	-	-	1,670
		692,127	-	446,897	1,139,024
Financial Liabilities
Trade and other payables		-	-	70,760	70,760
Interest-bearing bank borrowings	6.72	44,600	30,350	-	74,950
		44,600	30,350	70,760	145,710
As of December 31,2012
Financial Assets
Cash and bank balances	0.46	918,451	-	-	918,451
Trade and other receivables		-	-	608,466	608,466
Fixed deposits pledged	3.00	9,619	-	-	9,619
		928,070	-	608,466	1,536,536
Financial Liabilities
Trade and other payables		-	-	103,841	103,841
Interest-bearing bank borrowings	7.20	55,000	73,250	-	128,250
		55,000	73,250	103,841	232,091
As of December 31,2013
Financial Assets
Cash and bank balances	0.37	1,227,402	-	-	1,227,402
Trade and other receivables		-	-	450,983	450,983
Fixed deposits pledged	2.78	41,800	-	-	41,800
		1,269,202	-	450,9837	1,720,185
Financial Liabilities
Trade and other payables		-	-	124,398	124,398
Interest-bearing bank borrowings	7.06	70,000	79,550	-	149,550
		70,000	79,550	124,398	273,948

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

23.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

(iii)	Market risk (continued)

The Company’s interest-bearing bank borrowings in 2011, 2012 and 2013 are at fixed or floating interest rates and are denominated mainly in Renminbi. Fluctuations in the interest rate of bank borrowings and the convertible loan did not have a significant impact on the Company’s net profit for years ended December 31, 2011, 2012 and 2013.

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

	2011	2012	2013
	RMB'000	RMB'000	RMB’000

Corporate guarantees	6,000	21,000	10,000

At December 31, 2011, 2012 and 2013, bank borrowings and bill payables outstanding under those guarantees were RMB6.0, RMB18.0 and RMB4.0 million, respectively.

25.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maximise the returns to shareholders’ value through the optimisation of the debt and equity balance.

The Company actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders’ returns, taking into consideration the future capital requirements of the Company and capital efficiency, prevailing and projected profitability, projected cash flows, projected capital expenditures and projected investment opportunities.  The Company currently has not adopted any formal dividend policy. The Company’s board of directors has complete discretion in deciding whether to declare dividends, and the timing, amount and form of any such dividends.

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
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

25.	CAPITAL MANAGEMENT (continued)

The Company monitors capital on the basis of the debt-to-adjusted capital ratio. This ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debts less cash and cash equivalents. Adjusted capital comprises all components of equity including share capital, share premium, retained earnings and other reserves. The Company has debt-to-adjusted capital ratios of (0.514), (0.506) and (0.643) for the years ended December 31, 2011, 2012 and 2013, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

No awards were made under the 2010 Equity Incentive Plan during the years ended December 31, 2012 and 2013 except for the share-based payment as aforesaid.

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
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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