Form 20-F
period 2014-12-31
ZUOAN FASHION LTD
filed 2015-05-15
CIK 1501176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616, China
(Address of principal executive offices)

James Jinshan Hong
Chairman and Chief Executive Officer
Telephone: (86)-21-5653-5558
E-mail: jameshong@zuoancn.com
Facsimile: (86)-21-5653-5557
Building 1, Lane 618
Dingyuan Road, Songjiang District
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

CERTAIN CONVENTIONS

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company” and “our” refer to Zuoan Fashion Limited, a Cayman Islands company, or Zuoan Cayman, and its subsidiaries and predecessor entities;

•	“ordinary shares” refers to our ordinary shares, par value $0.00025 per share;

•	“ADSs” refers to our American depositary shares, each of which represents four ordinary shares prior to May 1, 2015 and 16 ordinary shares since May 1, 2015 when we completed the reverse share split;

•	“China” or “PRC” refers to the People’s Republic of China and, for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan; and

•	“RMB” and “Renminbi” refer to the legal currency of China.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated statements of financial position data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements included herein, which were prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB. The selected consolidated statements of comprehensive income data and selected consolidated statements of cash flow data for the years ended December 31, 2010 and 2011 and the selected consolidated statements of financial position data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements that have not been included herein, which were prepared in accordance with IFRS. Our historical results do not necessarily indicate results expected for any future periods. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein.

Consolidated Statements of Comprehensive Income Data:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands, except per share and per ADS data)
Revenues	872,085	1,230,881	1,427,367	1,252,146	949,153	152,976
Cost of sales	(515,158)	(686,890)	(759,285)	(713,891)	(663,182)	(106,886)
Loss on inventory buyback	—	—	—	—	(19,856)	(3,200)
Gross profit	356,927	543,991	668,082	538,255	266,115	42,890
Other income	868	2,414	5,604	5,462	7,974	1,285
Selling and distribution expenses	(61,486)	(136,704)	(199,152)	(240,972)	(207,849)	(33,499)
Administrative expenses	(37,382)	(56,590)	(70,680)	(54,700)	(51,230)	(8,257)
Finance costs	(8,602)	(4,194)	(6,244)	(10,680)	(11,067)	(1,784)
Profit before taxation	250,325	348,917	397,610	237,365	3,943	635
Income tax expense	(67,324)	(93,226)	(102,230)	(61,924)	(3,820)	(616)
Profit after taxation	183,001	255,691	295,380	175,441	123	20
Earnings per ordinary share
Basic	2.29	2.39	2.65	1.58	0.001	0.0002
Diluted	2.29	2.37	2.65	1.58	0.001	0.0002
Earnings per ADS1
Basic	9.15	9.54	10.62	6.31	0.004	0.0007
Diluted	8.75	9.47	10.62	6.31	0.004	0.0007
Pro forma earnings per ordinary share, diluted (unaudited)	2.19	—	—	—	—	—
(1) Prior to May 1, 2015, one ADS represented four ordinary shares. Effective from May 1, 2015 when we completed the reverse share split, one ADS represents 16 ordinary shares instead.
Consolidated Statements of Financial Position Data:

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
			(in thousands)
Non-current assets
Property, plant and equipment	2,720	17,511	14,658	17,377	4,827	778
Deferred offering cost	5,757	—	—	—	—	—
Total non-current assets	8,477	17,511	14,658	17,377	4,827	778
Current assets
Inventories	22,339	26,082	24,340	24,629	29,556	4,764
Trade and other receivables	249,857	446,897	608,466	450,983	381,026	61,410
Prepayments	2,313	223	100	94	—	—
Fixed deposits—pledged	1,054	1,670	9,619	41,800	15,830	2,551
Cash and cash equivalents	367,731	690,457	918,451	1,227,402	1,304,100	210,183
Total current assets	643,294	1,165,329	1,560,976	1,744,908	1,730,512	278,908
Total assets	651,771	1,182,840	1,565,634	1,762,285	1,735,339	279,686
Total current liabilities	188,068	170,036	256,271	279,253	285,718	46,049
Net assets	463,703	1,012,804	1,309,363	1,483,032	1,449,621	233,636

Consolidated Statements of Cash Flow Data:

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
Net cash generated from operating activities	165,479	75,983	180,968	308,453	130,551	21,041
Net cash (used in)/generated from investing activities	(489)	(15,759)	(5,609)	(17,228)	7,420	1,196
Net cash (used in)/generated from financing activities	61,172	267,429	53,300	21,300	(62,069)	(10,004)
Cash and cash equivalents at period end	367,731	690,457	918,451	1,227,402	1,304,100	210,183

Selected Operating Data:1

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
Revenues (in thousands of RMB)	872,085	1,230,881	1,427,367	1,252,146	949,153
Units sold2 (in thousands)	6,667	7,862	8,102	7,063	6,753
Average selling price2 (RMB per unit)	131	157	176	177	141
Cost of sales (in thousands of RMB)	515,158	686,890	759,285	713,891	663,182
Unit cost (RMB per unit)	77	87	94	101	98
Gross margin (%)	40.9	44.2	46.8	43.0	30.1

(1)	A “unit” as used in this annual report on Form 20-F refers to a single item of our products, which may be a coat, a jacket, a tie, a pair of shoes or socks, a pair of pants or any other menswear item.

(2)
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

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report on Form 20-F contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.2046 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Exchange Rate

Period	Period End	Average1	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.0537	6.1478	6.2438	6.0537
November	6.1249	6.1429	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1970
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April	6.2018	6.2010	6.2152	6.1927
May (through May 8)	6.2084	6.2052	6.2085	6.2001

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

We sell a vast majority of our products in China through our distributors, who in turn sell our products to consumers through retail stores directly operated by them or by their sub-distributors. As of December 31, 2014, we had 820 retail stores operated by our distributors and their sub- distributors, compared to three direct stores operated by us. Sales to our top three distributors accounted for 34.7%, 39.6% and 35.6% of our revenues in 2012, 2013 and 2014, respectively. Our distributors are not contractually obligated to purchase minimum quantities of our products or to work with us on an exclusive basis. Our dependence on distributors increases their bargaining power with us and the need for us to maintain good relationships with them. To the extent that any distributor ceases to cooperate with us for any reason and we are not able to find a suitable replacement in a timely manner, we may lose significant business. To the extent that our large distributors significantly reduce their purchases from us due to the deterioration of their financial position or other reasons, our sales would be materially and adversely affected. In addition, we may have to offer volume-based discounts or more favorable credit terms to our distributors in the future, which may lower our operating profit. As we rely to a large extent on our distributors for the sale of our products, our future growth will also depend on the performance of our distributors and their ability to expand their business and sales networks. In addition, any consolidation, restructuring, reorganization or other ownership change in our distributors may have a material adverse effect on our sales. We generally enter into agreements with our distributors for a term of three years. There is no assurance that we will be able to renew our distribution agreements or renew such agreements on terms that are favorable to us. In addition, there is no assurance that one or more of our major distributors will not breach their distribution agreements or fail to comply with their obligations thereunder. In such event or events, our results of operations may be materially and adversely affected.

We have limited control over our distributors, their sub-distributors and the retail stores they operate, and our business may be negatively affected if our distributors or their sub-distributors fail to comply with our retail policies and brand management.

We collaborate with our distributors and sub-distributors to implement our retail and brand management policies in the retail stores which they operate. As of December 31, 2014, 820 out of a total of 823 Zuoan stores were operated by our distributors or their sub-distributors. We rely on agreements with our distributors to impose our retail policies on the stores operated by such distributors and their sub-distributors. We do not own any interest in any of our distributors, their sub-distributors or the retail stores they operate. The distribution agreements we typically enter into with our distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that our distributors need to comply with our brand management policies and pricing and store management guidelines. In addition, we do not have direct contractual relationships with the sub-distributors, and we rely on our distributors to oversee these sub-distributors. As a result, we have limited control over ultimate retail sales by our distributors, their sub-distributors and the retail stores they operate. If our distributors or their sub-distributors fail to comply with our retail policies, we may not be able to effectively manage our sales network or maintain a uniform brand image, which may negatively impact how our brand is perceived by consumers. In addition, if our distributors fail to meet our retail targets either because they are unable to open a sufficient number of new retail stores or are otherwise unsuccessful in selling our products, our results of operations may be materially and adversely affected. Although we have the right to impose penalties, suspend supplies of our products, or replace any of our distributors for breach of retail policies, we may be unable to find replacement distributors in a timely manner. As a result, our business and results of operations may be materially and adversely affected.

Our financial performance in a given period may not be fully indicative of the sales performance of our distributors and sub-distributors or the market reception of our products.

We sell our products to our distributors upon their orders and recognize revenue upfront based on the contract amount regardless of the actual sales performance of the distributors. Consequently, our financial performance and results of operations may not be fully indicative of the sales performance of our distributors and sub-distributors or the market reception of our products. Although we obtain sales and operational data from our distributors from time to time, we cannot assure you that such data are accurate. In addition, we do not have an enterprise resource planning system, or ERP system, to receive real-time sales data from our distributors, sub-distributors and the retail stores operated by them. As a result, we may not be able to effectively monitor and control excess inventory buildup. See “Item 4.B. Business Overview—Sales—Our Distributors.” Our distributors, their sub- distributors, and the retail stores which they operate may, for various reasons, experience difficulties in selling our products. Our distributor may close the retail store operated by a sub-distributor and repurchase the products if that retail store experiences extreme difficulties in selling our products. However, we cannot assure you that our distributors and their sub-distributors will not resort to liquidating their excess inventory through aggressive discounts in the future, thereby having an adverse effect on the value and reputation of our brand.

We may be unable to effectively manage our network of retail and flagship stores.

Our business growth has slowed down over recent years. The number of retail stores operated by our distributors or their sub-distributors decreased from 1,322 as of December 31, 2012 to 1,082 as of December 31, 2013 and further to 823 as of December 31, 2014. We rely to a large extent on our distributors and their sub-distributors for our retail network. We coordinated with our distributors to establish annual targets for the number of new retail stores. However, there is no assurance that our distributors are able to meet our expansion targets. For example, our distributors were unable to open up enough new direct and flagship stores in accordance with our targets in 2013 and also closed 340 retails stores due to the economic downturn since the second half of 2012 in China. We terminated the business relationship with our distributors in 2014. We have also opened new direct stores as flagship stores, which has placed significant strain on our managerial, operational and financial resources. In addition, we may not be able to secure desirable locations for our flagship stores on economically viable terms. For example, we failed to obtain suitable locations for our directly operated flagship stores in Shanghai in 2013 and as a result were only able to open direct stores in Shanghai instead. We also closed seven direct stores in 2014. We have introduced a new generation layout and design for Zuoan retail stores and flagship stores, and we need to bear the costs of such upgrades. In connection with our expansion plans, we may also need to establish information systems across our flagship store distribution network. We cannot assure you that our personnel, systems, procedures and controls will be adequate to implement our business plans or support our future growth. Additionally, we may not be able to obtain sufficient funds to finance our expansion plans. If our expansion efforts are unsuccessful or our management systems are insufficient, our financial condition and results of operations could be materially and adversely affected.

We are exposed to the credit risks of our distributors.

We generally provide credit terms of up to 90 days to our distributors. However, since the third quarter of 2012, we extended credit terms to up to 120 days for certain of our distributors who experienced difficulties in collecting from their sub-distributors due to the economic downturn since the second half of 2012 in China. As of December 31, 2014, we have not experienced any significant difficulty in collections or made any provision for bad or doubtful debts. However, our sales going forward may rely more heavily on credit, and we may be unable to collect these accounts receivable in full or at all. Failure by our distributors to pay us in a timely manner or at all could have a material adverse effect on our financial condition and results of operations.

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

We outsource the production of a significant portion of our products to third-party contract manufacturers. Contract manufacturing costs represented 97.0%, 100.0% and 100.0% of our total cost of sales in 2012, 2013 and 2014, respectively. In addition, most of our outsourced products are produced by a small number of contract manufacturers. In 2014, contract manufacturing costs attributable to our top five contract manufacturers represented 37.9% with contract manufacturing costs attributable to our largest contract manufacturer accounting for 10.3% of our total cost of sales. Furthermore, in October 2012, we decided to concentrate on brand development and construction of new logistics centers and warehousing facilities going forward and as a result closed our sole production facility in Jinjiang, Fujian Province, after which we outsourced production of all our products to third-party contract manufacturers.

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

We believe our trademarks and other intellectual property rights are important to our success and competitive position and recognize the importance of registering the trademarks related to our Zuoan brand for protection against infringement. As of December 31, 2014, we had 23 registered trademarks in China in the classes relevant to our business. See “Item 4.B. Business Overview—Intellectual Property.” We are not aware of any material violations or infringements of our trademarks and intellectual property rights. However, third parties may in the future attempt to challenge the ownership and/or validity of our intellectual property rights. In addition, our business is subject to the risk of third parties counterfeiting our Zuoan brand products or otherwise infringing our intellectual property rights. Such unauthorized use of our brand in counterfeit products could not only result in potential revenue loss, but also an adverse impact to our brand equity and perceptions of our products quality. We may not always be successful in securing protection for our intellectual property rights, in preventing the production and sale of counterfeit products and preventing other infringements of our intellectual property rights. Protections offered by PRC intellectual property laws and the enforcement of these protections may not be as effective as in some other countries. We may need to resort to litigation in the future to enforce our intellectual property rights. Any such litigation could result in substantial costs and a diversion of our resources. Our failure to protect and enforce our intellectual property rights could have a material adverse impact on our reputation, business and results of operations.

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

If we continue to fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately and timely report our financial results or prevent fraud, and investor confidence and the trading price of our ADSs may be adversely impacted.

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

We have identified a “material weakness” in our internal control over financial reporting as of December 31, 2014 relating to the lack of competent personnel to prepare our financial statements under IFRS. The Company's former chief financial officer resigned in February 2014 and the Company has not hired a replacement chief financial officer as of the date of this annual report on Form 20-F. We are in the process of hiring a new replacement chief financial officer and estimate the replacement chief financial officer will be on board in the second half of 2015.  The lack of a qualified replacement chief financial officer may adversely affect our internal control. As the relevant standards are modified, supplemented or amended from time to time, we may identify other deficiencies or material weaknesses that we may not be able to remedy in a timely manner, and we cannot assure you that we will be able to maintain the effectiveness of our internal control over financial reporting on a continuing basis in the future. If we continue to fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

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

As of December 31, 2014, all of our products were sold in China.  We may be exposed to product liability claims, such as excessive pH values in our products, which may be harmful to consumers. As a result, we may have to expend significant financial and managerial resources to defend against such claims. We believe that such product liability claim risks will increase as legal concepts in product liability claims begin to develop and mature in China. We currently outsource the manufacturing of all our products, and may not have effective or sufficient control over the quality of those products. We cannot give any assurance that our reputation, business, financial condition, results of operations and prospects will not be materially and adversely affected by a successful product liability claim against us. We may incur significant costs and expenses to defend against such claims or enter into settlement agreements. We may be fined or sanctioned and our reputation and brand may be negatively impacted, which could materially and adversely affect our reputation, business, prospects, financial condition and results of operations.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will continue and what effects it may have on China’s economy and our business. In response to the global financial crisis and economic downturn, the PRC government adopted various measures aimed at expanding credit and stimulating economic growth, such as decreasing the PBOC statutory deposit reserve ratio and lowering benchmark interest rates. For example, the PBOC decreased the statutory reserve ratio two times consecutively in February 2015 and April 2015, respectively. It also decreased the benchmark interest rates by 25 basis points in November 2014, February 2015 and May 2015, respectively. In particular, the PBOC decided to cut financial institutions RMB benchmark deposit and lending interest rates since May 11, 2015. The one-year benchmark deposit rate and benchmark lending interest rate were cut by

0.25 percentage points, respectively. However, it is unclear whether the PRC economic policies will be effective in sustaining stable economic growth in the future.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the political and economic conditions and foreign exchange policies of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. From July 2008 to June 2010, the Renminbi traded within a narrow range against the U.S. dollar. Since June 2010 the Renminbi has further appreciated against the U.S. dollar, from approximately RMB6.83 per U.S. dollar as of June 1, 2010 to approximately RMB6.21 per U.S. dollar as ofMay 8, 2015.  It is difficult to predict how Renminbi exchange rates may change going forward.

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

SAFE has promulgated regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies owned by such PRC residents, referred to in the notice as an “offshore special purpose vehicle.” SAFE has further issued a series of implementation guidance, including the Operating Guidance for the Foreign Exchange Matters on Capital Item Direct Investment (SAFE Version), an appendix to the Notice of SAFE on Further Improvement and Adjustment of the Foreign Exchange Administrative Polices on Direct Investment, or Circular 59, which has come into effect as of December 17, 2012. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles On July 4, 2014, the SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Offshore Investment, Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 37, together with its implementation guidance, which replaced Circular 75 and Circular 59. According to Circular 37, not only for the purpose of offshore financing, but also for the purpose of offshore investment, the offshore special purpose vehicles shall be registered with competent local branches of SAFE.  On February 13, 2015, SAFE further issued the Notice on Further Simplification and Improvement of Foreign Exchange Administration Policies on Direct Investment, or Circular 13, according to which the registration of newly incorporated special purpose vehicles is delegated to the banks where the relevant residents domicile. These regulations may apply to our shareholders who are PRC residents or have PRC residents as their ultimate owners and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to October 2005, direct or indirect investments in offshore special purpose vehicles are required to register those investments. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend such registration with respect to that offshore special purpose vehicle in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. Moreover, any subsidiary of such offshore special purpose vehicle in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE or local banks, as the case may be. If any shareholder who is considered as a PRC resident by SAFE fails to make the required registration or to update the previously filed registration, the subsidiary of such offshore special purpose vehicle in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the offshore special purpose vehicle, and the offshore special purpose vehicle may also be prohibited from making additional capital contribution into its subsidiary in China.

We believe that Circular 37 currently does not apply to us since none of our shareholders is a PRC resident or citizen. However, we cannot assure you that any PRC resident or citizen who becomes our shareholder or the beneficial owner of our shares in the future will be able to comply with Circular 37 in a timely manner or at all. A failure by any of our shareholders or beneficial owners of our shares who are PRC residents or citizens to comply with these regulations and rules in the future could subject us to fines or legal sanctions, including restrictions on our PRC subsidiaries’ ability to pay dividends or make distributions to, or obtain foreign currency-dominated loans from, us, and our ability to increase our investment in China. As a result, our business and results of operations and our ability to distribute profits to you could be materially and adversely affected.

We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitations on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

As a holding company, we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2014, reserves with a total amount of RMB51.4 million (US$8.3 million) were not distributable in the form of dividends to us due to these PRC regulations.  Furthermore, in the future, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. The inability of our PRC subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans or additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Loans by us to any of our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign- invested company is the difference between the amount of total investment as approved by the PRC Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and other legal or administrative sanctions.

Under the SAFE regulations, PRC residents who participate in an employee stock ownership plan or stock option plan in an overseas publicly- listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4.B. Business Overview—Regulations—Regulations on Employee Stock Option Plans.” We and our PRC citizen employees who will be granted share options, or PRC option holders, are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions.

Under the EIT law, we may be considered a PRC “resident enterprise.” As a result, we may be subject to 25% PRC enterprise income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both effective from January 1, 2008, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The implementing rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the

Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include: (1) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (2) the location where financial and human resource decisions are made or approved by organizations or persons; (3) the location where the major assets and corporate documents are kept; and (4) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. On July 27, 2011, the State Administration of Taxation issued the Administrative Measures on Income Tax of Chinese controlled Resident Enterprises Incorporated Overseas (Trial), or Circular 45, which became effective on September 1, 2011, to supplement the implementation of Circular 82 and other tax laws and regulations. Circular 45 clarifies certain issues related to resident status determination, post-determination administration and competent tax authorities procedures. Although Circular 82 and Circular 45 apply only to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals or foreign persons, the determining criteria set forth in such circulars may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises, or by PRC or foreign individuals. Accordingly, we may be considered a “resident enterprise” and may therefore be subject to the enterprise income tax at 25% on our worldwide income, which may increase our tax burden in the future. If we are treated as a PRC “resident enterprise,” although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries should qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the State Administration of Taxation, which enforces the withholding tax, has not yet issued guidance with respect to the processing of outbound remittances to offshore companies controlled by individuals and/or foreign enterprises that are treated as resident enterprises for PRC enterprise income tax purposes and also because the dividends of our PRC subsidiaries would be paid to our Hong Kong subsidiary in the first instance.

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

Our business could be adversely affected by the effects of SARS, pandemic avian flu, H1N1 influenza or other epidemics or outbreaks. China reported a number of cases of SARS in 2004. There have been recent reports of occurrences of avian flu caused by the H5N1 or H9N7 virus in various parts of China, including a few confirmed human cases. Since 2009, China and other countries and regions have reported several occurrences of H1N1 influenza. Any prolonged recurrence of SARS, avian flu, H1N1 influenza, Ebola or any other adverse public health developments in China may have a material adverse effect on our business operations, because such incidents could result in quarantines or closures of our offices, manufacturing facilities and retail outlets, travel and transportation restrictions, import and export restrictions and a general slowdown in China’s economy. In addition, the World Health Organization and the PRC government may recommend or impose other measures that could cause significant interruption to our business operations. Any of the foregoing events or other unforeseen consequences of public health problems could materially adversely affect our business, financial condition and results of operations.

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, the securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to increasing volatility in the global stock markets, such as the significant decline in share prices in the United States, China and other jurisdictions in recent years. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

Although our ADSs are traded on the New York Stock Exchange, the trading volume of our ADSs has generally been very low. Investor interest in us may not be as strong as in U.S. companies because we may not be adequately covered by securities research analyst reports as a PRC-based company. The lack of coverage could negatively impact investor interest and the level of trading in our ADSs. Reported average daily trading volume in our ADSs was approximately 66,913 ADSs for the three months ended March 31, 2015 compared to approximately 195,318 ADSs for three months ended March 31, 2014. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for you to buy or sell your ADSs at a price that is attractive to you.

Your interest in our ADSs will be diluted as a result of our 2010 Equity Incentive Plan or other stock option grants.

In December 2010, we established the 2010 Equity Incentive Plan to help us recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Incentive Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 3% of our issued share capital immediately, assuming full exercise of all awards that may be granted under the plan. For a description of this plan, see “Item 6.D. Employees—Share-Based Compensation Plans.” The exercise of options to be granted under the 2010 Equity Incentive Plan would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS. In 2011, we granted 553,613 restricted shares to Mr. Chi Hon Tsang, our ex-chief financial officer. The issuance of such restricted shares had resulted in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore resulted in a dilution in the earnings per ordinary share and per ADS in 2011. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law. We did not grant any share-based awards under the 2010 Equity Incentive Plan during 2012, 2013 and 2014.

We may be a passive foreign investment company for U.S. federal income tax purposes for our taxable year ended December 31, 2014 or any other taxable year.

In general, a non-U.S. corporation is a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Cash is generally passive for these purposes. We have not obtained (and do not intend to obtain) valuations of our assets in order to make a determination as to our PFIC status for 2014 or any other taxable year. However, the value of our assets may be determined by reference to the market value of our ADSs, which has been decreasing over time while our cash balances significantly increased. Therefore, we would be a PFIC for 2014 if the value of our assets were determined based on their book value or by reference to the ADS’ trading price (which is volatile and generally continued to decrease during 2014). As the determination of PFIC status is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time, and because our cash balances may continue to be substantial, we may be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. holder holds ordinary shares or ADSs, we would generally continue to be treated as a PFIC with respect to that U.S. holder for all succeeding years during which the U.S. holder holds the ordinary shares or ADSs. If we are a PFIC, U.S. holders of our ordinary shares or ADSs may be subject to certain adverse U.S. federal income tax consequences. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

Our design team is led by Mr. James Jinshan Hong, or Mr. James Hong, our chairman and chief executive officer. Mr. James Hong is recognized as one of China’s top designers with more than 17 years of industry experience. Our marketing strategy focuses on promoting an overall brand image that embodies a lifestyle of “fashionable elegance,” rather than individual products. Unlike many of our competitors, we do not rely on large-scale, blanket television advertising, but instead adopt a targeted multichannel marketing strategy through our sponsorship of selective public events and activities, participation in major fashion shows and exhibitions and national advertising through television, Internet, billboards, magazines and newspapers.

We outsource the production of most of our products to selected contract manufacturers. For our most exclusive and fashion-forward products, we produce them in our own secure production facility in Jinjiang City, Fujian Province to retain maximum control over quality and prevent unauthorized disclosure of our new collection before its scheduled release.

We sell our products through an extensive distribution network covering 30 of China’s 32 provinces and centrally administered municipalities, as well as through our direct stores. Our products are primarily sold to customers through retail stores operated by our distributors and their sub- distributors.

To further promote our brand awareness and improve the performance of Zuoan retail stores, we have adopted a strategy of opening flagship stores, both distributor-operated and directly operated, at prime locations in major cities in China from early 2010. These flagship stores are significantly larger than most of our existing stores and offer the complete line of our collections. Our distributors have opened 56 flagship stores in 18 provinces. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores, which were located in department stores or shopping malls, to our distributors and began opening our new directly operated flagship stores at prime commercial areas. As of December 31, 2014, we still had three direct stores in Shanghai, as we were unable to locate suitable locations for directly operated flagship stores.

In October 2012, we further transferred all of our directly operated flagship stores to our distributors as a result of our efforts to streamline our internal operational infrastructure in order to reduce expenses and improve financial performance. As the market condition becomes increasingly challenging, we have experienced difficulties in recruiting and retaining managerial staff for our flagship stores and also in managing our inventories. Since our distributors are more experienced in operating stores and inventories than us, we believe that to transfer our flagship stores to certain distributors, who collectively run 56 Zuoan flagship stores of their own, allows us to concentrate on our core strengths in design-driven fashion and brand visibility and at the same time improves the performance of these transferred flagship stores.

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

Products

We focus on the design and distribution of fashion menswear, including apparel and accessories. Our apparel products include blazers, jackets, sweaters, shirts, T-shirts, leather jackets, down jackets, pants and jeans. Accessories include shoes, bags, ties, belts, socks and scarves. Most of our products are designed to appeal to urban males between the ages of 20 and 40 with moderate-to-high disposable incomes. In 2014, the suggested retail prices of our products ranged from RMB129 to RMB8,980 for our apparel products and RMB15 to RMB1,299 for our accessory products.

Our products feature innovative and stylish design, as well as quality fabrics and materials. We have launched a few collections of new products with a different theme to highlight the current trends in menswear for the season. We also devote substantial resources to the development and application of new materials and fabrics which we believe will bring our customers a unique experience and create new market opportunities.

Sales

General

We sell the substantial majority of our products to our distributors who in turn sell them to retail customers through Zuoan branded retail stores operated by our distributors or their sub-distributors. We believe that our distribution business model which depends primarily on wholesale distributors is commonly adopted by brand owners in China. By selling directly to our distributors, we can recognize revenues upon delivery to our distributors and delegate the distribution responsibilities to our distributors and, through them, to sub-distributors. This allows us to distribute our Zuoan merchandise to a wide geographic area and penetrate markets by leveraging the local market knowledge of our distributors and their sub- distributors. This also minimizes our inventory and sales risks while allowing us to allocate our resources to our core competitive strengths of design, brand management and product development. We believe that our cooperation with distributors has enabled us to expand our business and accelerate our sales growth at much lower costs and operational risk and achieve brand recognition throughout China. Over the years, we have established a nationwide distribution network covering 30 of China’s 32 provinces and centrally administered municipalities as of December 31, 2014. We also plan to commence online sales of our products to further expand our distribution network.

The following diagram illustrates the relationship among our company, distributors and sub-distributors, retail stores and end-consumers as of December 31, 2014:

Our Distributors

Network of Distributor-Operated Retail Stores

As of December 31, 2014, we had 15 distributors who operated 820 retail stores directly or through their sub-distributors, all of which were stand-alone stores, which were typically located in street-side or commercial centers, including department stores or shopping malls, in their cities. The average floor area of Zuoan retail stores was approximately 92 square meters as of December 31, 2014. We do not have any ownership in, or contractual relationship with, these retail stores, but in the distribution agreements, we require distributors and their sub-distributors to sell only Zuoan products in these retail stores. Distributors are responsible for selecting and ordering products from us and overseeing the sales in the retail stores operated by them and their sub-distributors. The number of Zuoan retail stores has decreased from 1,329 as of December 31, 2012 to 1,082 as of December 31, 2013, respectively, with the aggregate floor area decreasing from 105,303 square meters as of December 31, 2012 to 90,386 square meters as of December 31, 2013. The number of Zuoan retail stores decreased to 823, with the aggregate floor area decreased to 75,325 square meters as of December 31, 2014 due to the economic downturn since the second half of 2012 in China. In 2012, 2013 and 2014, sales to distributors accounted for 94.3%, 98.9% and 99.2% of our revenues, respectively.

The following table lists by region the number of Zuoan retail stores operated by distributors and sub-distributors as of the dates indicated:

	As of December 31,
	2012		2013		2014
	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors
Anhui	14	26	6	22	5	17
Beijing	9	—	15	8	13	6
Chongqing	7	—	13	—	15	—
Fujian	11	10	—	21	—	20
Gansu	2	28	14	7	8	5
Guangdong	5	10	4	8	4	9
Guangxi	—	54	19	14	11	13
Guizhou	—	18	4	6	—	2
Hainan	3	3	2	6	—	—
Heilongjiang	—	71	7	35	6	22
Hebei	—	58	2	47	2	41
Henan	1	94	23	62	24	56

	As of December 31,
	2012		2013		2014
	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors	Operated by Distributors	Operated by Sub- Distributors
Hubei	16	55	19	41	14	24
Hunan	11	79	15	66	15	56
Inner Mongolia	—	28	1	20	1	18
Jiangsu	9	101	9	78	9	57
Jiangxi	4	46	19	25	10	24
Jilin	—	37	5	24	—	17
Liaoning	7	77	17	60	11	40
Ningxia	—	17	1	—	1	—
Qinghai	—	2	—	2	—	2
Shaanxi	—	38	—	35	—	22
Shandong	17	76	15	58	10	42
Shanxi	18	23	2	34	2	32
Sichuan	10	81	14	68	14	50
Tianjin	11	—	6	6	6	7
Tibet	—	7	—	6	—	2
Xinjiang	15	16	12	15	3	6
Yunnan	9	33	3	6	4	7
Zhejiang	1	54	5	43	3	32
Total		1,322		1,075		820

To further promote our brand image and improve the performance of Zuoan retail stores, since early 2010 we have begun to encourage distributors to open flagship stores at prime locations in major cities in China. These flagship stores are significantly larger than most of the existing retail stores and direct stores and offer the complete line of our collections. Our distributors have opened 56 flagship stores in 18 provinces as of December 31, 2014. We plan to continue the opening of flagship stores through distributors and significantly expand our network of flagship stores in the future.

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

Once appointed, each distributor must enter into a distribution agreement with us. We do not own any interest in any of our distributors, their sub- distributors or the retail stores they operate. The distribution agreements we typically enter into with distributors do not allow us to be involved in the daily operating, financing or other activities of the distributors, except that distributors need to comply with our brand management policies and pricing and store management guidelines. Key terms of our standard distribution agreement include:

•
Geographic Coverage. Distributors are granted exclusive rights to distribute our products (directly and indirectly through their sub- distributors) in the retail stores within the specified geographic area with no overlapping of distributors within our distribution network. However, we retain the right to operate direct stores anywhere regardless of whether we have appointed distributors there.

•
Duration. The distribution agreements generally have an initial term of three years and are renewable at our discretion after taking into account factors such as compliance with our brand management policies and sales performance.

•
Distributor Pricing. Distributors agree to order our products at a discount from our suggested retail prices. The applicable discount rate is typically determined at sales fairs where we collect orders from the distributors. Historically, we set the discount rate at 65% off of our suggested retail prices and have lowered such rate to 62% since the third quarter of 2011. However, the discount rate was increased to 65% off of our suggested retail prices since the third quarter of 2013 and further increased to 70% off of our suggested retail prices since the third quarter of 2014 due to the economic downturn since the second half of 2012 in China.

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

In line with our strategy to expand our sales network of flagship stores at that time, in January 2011, we transferred all of our direct stores to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. As of December 31, 2014, we had no directly operated flagship stores in China.

In October 2012, we transferred all of our directly operated flagship stores to our distributors as a result of our efforts to streamline our internal operational infrastructure in order to reduce expenses and improve financial performance. As the market condition becomes increasingly challenging, we have experienced difficulties in recruiting and retaining managerial staff for our flagship stores and also in managing our inventories. Since our distributors are more experienced in operating stores and inventories than us, we believe that to transfer our flagship stores to certain distributors, who collectively run 56 Zuoan flagship stores of their own, allows us to concentrate on our core strengths in design-driven fashion and brand visibility and at the same time improves the performance of these transferred flagship stores. As of December 31, 2014, we still had three direct stores in Shanghai as we were unable to locate suitable locations for directly operated flagship stores.

Collection of Orders and Distributor Pricing

We collect orders from our distributors primarily at our large sales fairs twice a year. We have a private viewing to showcase our new product collections for our distributors in advance of these sales fairs, at which distributors can preview and evaluate our new product collections. The private viewings are also a good platform for us to exchange information with our distributors about the current and future trends in the menswear market in China, as well as the theme of our new collections. We then organize sales fairs for our distributors, sub-distributors and direct store managers, and collect their orders from the distributors or our direct store managers. Our sales fairs are generally held in spring for our fall/winter collections, and fall for our spring/summer collections. We collect most of our orders from these two large sales fairs. We also hold two small sales fairs in summer and winter to enable our distributors, sub-distributors and direct stores to add to their orders for the subsequent winter and summer season, respectively. Historically, approximately 95% of the total purchase orders for our products are placed at these sales fairs. We sell products to our distributors at a discount from our suggested retail prices, which were set at 65% historically and has been lowered to 62% off of the suggested retail prices since the third quarter of 2011 while increased to 65% since the third quarter of 2013 and further increased to 70% since third quarter of 2014. We grant a uniform discount rate to all distributors for any purchases made, regardless of the size of their orders. We believe that the orders coming from sales fairs allow us to efficiently utilize our production facilities and contract manufacturers, respond quickly to market demand and manage our inventory more efficiently.

Our Retail Pricing Strategy

To maintain brand equity, we set suggested retail prices and work closely with our distributors in coordinating sales and promotional activities such as loyalty programs for the end-consumers. In determining the suggested retail prices of our products, we usually take into account, among other factors, the prevailing market conditions, cost of design, cost of raw materials and production, and prices set by competitors operating comparable domestic or international brands for similar products. Distributors must adopt, and are required to procure their sub-distributors to adopt, a uniform suggested retail price for each of our products across the market in China, provided, however, that individual distributors or sub-distributors may launch special offers with our prior consent. We generally allow distributors and sub- distributors to offer up to 15% discounts for in-season products. We also generally give distributors and sub-distributors the discretion to set their own discounted prices to promote sales of out-of-season products.

In 2014, the suggested retail prices of our products ranged from RMB129 to RMB8,980 for our apparel products and RMB15 to RMB1,299 for our accessory products.

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

As of December 31, 2014, our design and product development team comprised 19 members.  We believe that our design and product development team is innovative and passionate and that the individual experience of each of our designers helps bring new and exciting products to our customers. In a typical season, we design and make 1,200 to 1,500 prototypes. After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 500 to 750 designs for mass production. Final design of all of our products will be approved by our product development committee.

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

Purchases from our contract manufacturers accounted for 97.0%, 100.0% and 100.0%, respectively, of our total cost of sales in 2012, 2013 and 2014. Purchases from our largest contract manufacturer accounted for 12.1%, 11.5% and 10.3%, respectively, of our total cost of sales for the same periods.

In-house Production

We used our own production facility in Jinjiang, Fujian Province to produce our most exclusive and fashion-forward products. We also had in- house production for made-to-order products on an ad hoc basis for selected customers under the James Hong private label brand. We also produced prototypes in-house to showcase at our seasonal sales fairs for our distributors.

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

Through our overall supervision of, and our support to, the regional promotional and marketing activities by our distributors, we aim to present to our retail customers across China a consistent brand image. In 2013 and 2014, the brand promotion allowance that we provided to our distributors were RMB73.9 million and RMB54.2 million, respectively. To ensure a consistent store image, we also provide fixtures and fittings such as goods shelves, mannequins and hangers at our cost before our distributors open a new store, and from January 2010, we agreed to reimburse part of the renovation expenses in the amount of approximately RMB3,300 per square meter for new stores opened by most of our distributors. As of December 31, 2014, we incurred expenses relating to such reimbursement in the amount of RMB82.1 million (US$13.2 million).

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

Quality Control

The quality of our Zuoan products is critical to our business and our brand and is key to our continued growth and success. As such, we place great emphasis on quality assurance and have an established quality control system. We obtained the ISO 9001: 2000 certifications for our design, production, sales and service processes for jackets with a term of three years commencing from July 2008. This certification is evidence that our quality control management system meets international standards. As of December 31, 2014, we had a team of four staff members in our quality assurance department which is responsible for the quality control of our products.  Most of our quality assurance personnel are based in our new warehousing facilities in Jinjiang, Fujian Province and the design and product development centers in Shanghai, while the remaining staff are located at our contract manufacturers’ production facilities.

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

We have registered 23 trademarks and logos relating to our business, Our main website is including located at www.zuoancn.com, our registered domain name.

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

On March 30, 2015, SAFE promulgated the Notice on Reformation of Administration Methods on Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, loosening certain limitations on the settlement and usage of foreign exchange capital by foreign-invested enterprises. According to Circular 19, the foreign exchange capital of foreign-invested enterprises can be settled, converted into Renminbi and used as the enterprises intend to, including the equity investment, provided that the foreign exchange capital and the converted Renminbi cannot be used for the following purposes: (1) any expenditures that is not within the business scopes of the foreign-invested enterprise or any business that is prohibited by the laws and regulations; (2) unless otherwise provided by the laws and regulations, direct or indirect investment in securities; (3) direct or indirect Renminbi lending, repayment of inter-companies loans; and (4) purchases of real properties that are not for self use, except for foreign-invested property development enterprises.

Regulations on Offshore Financing

SAFE has promulgated regulations, including the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies owned by such PRC residents, referred to in the notice as an “offshore special purpose vehicle.” SAFE has further issued a series of implementation guidance, including the Operating Guidance for the Foreign Exchange Matters on Capital Item Direct Investment (SAFE Version), an appendix to the Notice of SAFE on Further Improvement and Adjustment of the Foreign Exchange Administrative Policies on Direct Investment, or Circular 59, which has come into effect as of December 17, 2012. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles On July 4, 2014, the SAFE issued The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Offshore Investment, Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 37, together with its implementation guidance, which replaced Circular 75 and Circular 59. According to Circular 37, not only for the purpose of offshore financing, but also for the purpose of offshore investment, the offshore special purpose vehicles shall be registered with competent local branches of SAFE.  On February 13, 2015, SAFE further issued the Notice on Further Simplification and Improvement of Foreign Exchange Administration Policies on Direct Investment, or Circular 13, according to which the registration of newly incorporated special purpose vehicles is delegated to the banks where the relevant residents domicile. These regulations may apply to our shareholders who are PRC residents or have PRC residents as their ultimate owners and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to October 2005, direct or indirect investments in offshore special purpose vehicles are required to register those investments. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend such registration with respect to that offshore special purpose vehicle in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. Moreover, any subsidiary of such offshore special purpose vehicle in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE or local banks, or the case may be. If any shareholder who is considered as a PRC resident by SAFE fails to make the required registration or to update the previously filed registration, the subsidiary of such offshore special purpose vehicle in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the offshore special purpose vehicle, and the offshore special purpose vehicle may also be prohibited from making additional capital contribution into its subsidiary in China. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

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

4.C. Organizational Structure

The following chart sets forth our corporate structure and ownership interest in each of our principal operating subsidiaries as of December 31, 2014:

4.D. Property, Plant and Equipment

We currently lease all of the properties we use to operate our business. Our operational headquarters, design, product development center and marketing headquarters are located in Shanghai, China, where we lease approximately 10,351 square meters of office space. We have also leased office space of approximately 1,336 square meters and warehouse of approximately 5,400 square metersin Shishi Fujian.

Our three direct stores in Shanghai are operated through leased retail spaces in department stores and shopping malls. A typical direct store occupies an average area of 64 square meters. We implement a standardized interior design at our direct stores across the country.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

Overview

We are a leading design-driven fashion casual menswear company in China. According to the Frost & Sullivan Report, sales of our “Zuoan” branded products ranked among top three in China’s fashion casual menswear market in terms of retail sales in 2011. Our products are designed in- house and sold under our Zuoan brand, which means “left bank” in Chinese, referring to the Left Bank district of Paris and embodying our design philosophy of “fashionable elegance.” We offer a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.

Our design team is led by Mr. James Hong, our chairman and chief executive officer. Mr. James Hong is recognized as one of China’s top designers with more than 17 years of industry experience. He was nominated one of the “Top Three Fashion Designers” by the China Fashion Association in November 2009 and one of “China’s Top 10 Fashion Designers” by the China Fashion Association for two consecutive years in 2006 and 2007. Our marketing strategy focuses on promoting an overall brand image that embodies a lifestyle of “fashionable elegance,” rather than individual products. Unlike many of our competitors, we do not rely on large-scale, blanket television advertising, but instead adopt a targeted multi- channel marketing strategy through our sponsorship of selective public events and activities, participation in major fashion shows and exhibitions and national advertising through television, Internet, billboards, magazines and newspapers. We outsource the production of most of our products to selected contract manufacturers.

We sell our products through an extensive distribution network covering 30 of China’s 32 provinces and centrally administered municipalities, as well as through our direct stores. Our products are primarily sold to customers through retail stores operated by our distributors and their sub- distributors. As of December 31, 2014, we appointed 15 distributors which, directly or through their sub-distributors, operated 820 retail stores across China. All of the retail stores are operated under our Zuoan brand and are required to sell only our products.

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

In October 2012, we further transferred all of our directly operated flagship stores to our distributors as a result of our efforts to streamline our internal operational infrastructure in order to reduce expenses and improve financial performance. As the market condition becomes increasingly challenging, we have experienced difficulties in recruiting and retaining managerial staff for our flagship stores and also in managing our inventories. Since our distributors are more experienced in operating stores and inventories than us, we believe that to transfer our flagship stores to certain distributors, who collectively run 56 Zuoan flagship stores of their own, allows us to concentrate on our core strengths in design-driven fashion and brand visibility and at the same time improves the performance of these transferred flagship stores. As of December 31, 2014, we still had three direct stores in Shanghai as we were unable to locate suitable locations for directly operated flagship stores.

Our revenues decreased from RMB1,427.4 million in 2012 to RMB1,252.1 million in 2013 and further to RMB949.2 million (US$153.0 million) in 2014. Our profit after taxation decreased from RMB295.4 million in 2012 to RMB175.4 million in 2013 and further to RMB4.7 million (US$0.8 million) in 2014.

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

Our Relationship with Distributors

We rely heavily on third-party distributors and their sub-distributors to market and sell our products. Most of our branded products are distributed through a retail distribution network across 30 provinces and centrally administrated municipalities in China. As of December 31, 2014, this distribution network comprised 820 Zuoan retail stores operated by our 15 distributors and their sub-distributors, with sales to distributors accounting for 99.2% of our revenues. We intend to increase our sales by expanding our network of retail stores and will therefore rely to a large extent on our distributors and their sub-distributors for such expansion. We also depend to a large extent on our distributors to maintain a consistent brand image through the retail stores operated by them and their sub-distributors.

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

Expansion of Network of Flagship Stores

We intend to expand our network of flagship stores with significantly larger store areas at prime commercial locations in major cities through our distributors. We believe that flagship stores can help further promote our brand awareness, showcase our complete product collections, stimulate sales in Zuoan stores in nearby regions and improve our overall business performance. Opening directly operated flagship stores requires large upfront capital expenditures relating to property lease and renovation costs, as well as high working capital requirements to maintain sufficient inventories in these enlarged stores, which may adversely affect our liquidity and financial condition. Our net profit margin significantly decreased in 2014 due to increase in sales discount rate from 65% to 70% off of the retail price, loss on inventory buyback, costs of renovation and fittings incurred by the new opening of stores and refurbishment of the existing stores directly operated by our distributors and sub-distributors.

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

Description of Certain Statements of Income Line Items

Revenues

We derive revenues from the sale of men’s apparel and accessories under our “Zuoan” brand through retail stores operated by distributors and sub- distributors, and through our direct stores. Our revenues are stated net of VAT, discounts, rebates and returns. The following table sets forth the revenues generated by sales to our distributors and direct store sales, units sold and average selling price for the periods indicated:

	For the Year Ended December 31,
Revenues (in thousands of RMB)	2012	2013	2014
Sales to distributors	1,346,623	1,236,602	941,887
Direct store sales	80,744	15,544	7,266
Units sold (in thousands)	8,102	7,063	6,753
Average selling price (RMB per unit)	176	177	141
Unit cost (RMB per unit)	94	101	98

Our revenue decreased from 2012 to 2013 and further to 2014, primarily driven by (i) the decrease in our sales volume due to cancellation of sales orders in 2013 and economic downturn since second half of 2013 which has significant impact on to the sales orders and (ii) the significant decrease in wholesale price in 2014.

Units sold to our distributors and in our direct stores decreased by 12.8% in 2013, primarily due to the cancellation of sales orders in 2013. Units sold to our distributors and in our direct stores decreased by 4.4% in 2014, primarily driven by economic downturn.

Our average selling price increased in 2013 from 2012, primarily due to  the increase in unit cost for our contract manufacturers’ production, which was offset by less revenue contribution from our direct stores and higher sales discount rate off of the retail price since the third quarter of 2013. Our average selling price decreased in 2014 from 2013, primarily due to the increase in sales discount from 65% to 70% of the retail price. Due to the annual seasonal pattern in our industry, the average selling price for our products in the first six months of a year is typically slightly lower than the annualized average selling price because our spring/summer collections generally are priced lower than our fall/winter collections due to the slightly lower costs of raw materials for our spring/summer collections.

    The fluctuations of the unit cost in the periods presented in the table above in general reflected the fluctuations in raw material prices over the relevant periods.

    Sales to Distributors

We sell substantially all of our products to third-party distributors and sub-distributors who then sell the products to end-consumers through Zuoan retail stores operated by them. We expect that sales to distributors will continue to constitute a substantial majority of our total revenues for the foreseeable future. We recognize these revenues when the risk or ownership of our products is transferred to the distributors, which is typically when our products are delivered to them. Our distributors are generally not allowed to return our products except where defective. We sell products to our distributors at a discount from our suggested retail prices, which was historically set at 65% and has been lowered to 62% off of the suggested retail prices since the third quarter of 2011 while increased to 65% since the third quarter of 2013 and further increased to 70% off since the third quarter of 2014. In determining the suggested retail prices of our products, we usually take into account, among other factors, the prevailing market conditions, cost of design, cost of raw materials and production, and prices set by competitors operating comparable domestic or international brands for similar products. Distributors must adopt, and are required to procure their sub-distributors to adopt, a uniform suggested retail price for each of our products across the market in China, provided, however, that individual distributors or sub-distributors may launch special offers with our prior consent. We generally allow distributors and sub-distributors to offer up to 15% discount for in-season products. We also generally give distributors and sub-distributors the discretion to set their own discounted prices to promote sales of out-of-season products. As of December 31, 2014, there were a total of 820 Zuoan retail stores operated by 15 distributors and 318 sub-distributors.

Revenues generated from sales to distributors are primarily driven by:

•	the aggregate number of the retail stores operated by our distributors and sub-distributors under our brand;

•	the aggregate floor area of the retail stores operated by our distributors and sub-distributors under our brand;

•	the sales volume achieved by the retail stores operated by our distributors and sub-distributors under our brand;

•	the increase in wholesale prices to our distributors from 35% to 38% of the retail prices since the third quarter of 2011;

•	the decrease in wholesale prices to our distributors from 38% to 35% of the retail prices since the third quarter of 2013; and

•	the decrease in wholesale prices to our distributors from 35% to 30% of the retail prices since the third quarter of 2014.

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

Contract Manufacturing Costs

Contract manufacturing costs comprise fees paid to contract manufacturers for the production of finished apparel and accessories purchased by us. We outsource the production of most of our products to third-party contract manufacturers. We anticipate that our contract manufacturing costs will increase as sales volume increases and as we shift to more contract manufacturing. Our contract manufacturing costs are dependent on the volume and the product mix of the products ordered. We are able to manage our contract manufacturing costs by maintaining relations with multiple contract manufacturers. In addition, we typically order in large volumes from our contract manufacturers to obtain volume-based discounts. We anticipate that our contract manufacturers’ costs may increase in 2015 due to the general increase in labor costs in China, which may be passed on to us by the contract manufacturers. However, we believe that we will be able to offset the negative impact of such increase by passing the increased costs on to our customers, as we have done in the past. In addition, as our sales are expected to grow, we expect to be able to negotiate more favorable prices with our contract manufacturers as we increase the volume of our purchases.

In-house Production Costs

Through October 2012, in-house production costs were comprised primarily direct material costs, direct labor costs and production overhead.

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

Provision for Slow-moving Inventory

We value inventories at the lower of cost or market price. Market price is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. We perform analyses of slow-moving inventory that remains unsold after the respective sale season and any necessary valuation provision, which could potentially be significant, are included in the period in which the evaluations are completed. We did not make any provisions for slow-moving inventory in 2012 and 2013. The provision for slow-moving inventory as of December 31, 2014 was RMB4.6 million. Additionally, although none of our distribution agreements had or have any right of return provisions or other similar rights, we bought back inventory from four distributors whose contractual relationship was terminated by us in 2014, as the continuous economic downturn in China since the third quarter of 2013 resulted in over-supply of our inventory in the retail market and caused such distributors to be unable to continue operating their business since the second half of 2014. We subsequently sold certain of the inventory bought back below its cost and recognized a loss on inventory buyback of RMB19.9 million (US$3.2 million) in 2014.

Other Income

Other income comprises mainly interest income from bank balances for the years ended December 31, 2012, 2013 and 2014 and reimbursement from our depositary under the depositary agreement in 2013.

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

We expect our operating expenses will decrease over time as our business is trending downward due to current unsatisfactory consumer market. Our selling and distribution expenses are expected to decrease in line with the revenue decrease. Our administrative expenses are expected to remain stable, reflecting the hiring of personnel and the higher costs of operating as a public company.

Finance Costs

Finance costs comprise interest expense on interest-bearing bank borrowings in relation to working capital purposes and convertible loans.

Critical Accounting Policies and Estimates

Critical accounting policies are defined as those that involve significant judgment and uncertainty and that could potentially result in materially different results under different assumptions and conditions. We prepare financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods reported. Our principal accounting policies and information about critical estimates are set forth in Notes 3 and 27 to our audited consolidated financial statements. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations of the future changes based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We believe that the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement elements to which they relate or because they require judgment and estimation.

Financial instruments

We evaluate financial instruments and other debt instruments according to the substance of the contractual agreements and in consideration of International Accounting Standards (“IAS”) No. 32, and No. 39. These standards require us to make judgments about whether the elements of instruments require equity or liability treatment and also to evaluate if any element of the instrument, including embedded features, is a derivative. We have determined that none of our financial instruments contain derivatives.

Recent Accounting Pronouncements

We review new accounting standards as issued. Management has not identified any new IFRSs or related interpretations that were effective for the first time for the financial year beginning on or after January 1, 2014 that had a material impact on our consolidated financial statements.  There are no other IFRSs or related interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

Impairment of Trade Receivables

    Trade receivables are measured on initial recognition at fair value, and subsequently measured at amortized cost using the effective interest rate method, except when the effect of discounting would be immaterial. Appropriate allowances for estimated doubtful accounts are recognized in profit or loss when there is objective evidence that the asset is impaired. The allowance recognized is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. No allowance was recognized as of December 31, 2012, 2013 and 2014.

Net Realizable Value of Inventories

Inventories are stated at the lower of cost or net realizable value.  Costs are determined using the weighted average method, and in the case of work-in-progress and finished goods, costs are comprised of direct material, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and condition.  Net realizable value is calculated as the actual or estimated selling price less all further costs of completion and the estimated costs necessary to make the sale.

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

	For the Year Ended December 31,
	2012	2013	2014
	(% of Total Revenues)
Revenues:
Sales to distributors	94.3	98.8	99.2
Direct store sales	5.7	1.2	0.8
Total revenues	100.0	100.0	100.0
Cost of sales	(53.2)	(57.0)	(69.8)
Loss on inventory buyback	—	—	(2.1)
Gross profit	46.8	43.0	28.1
Other income	0.4	0.4	0.8
Selling and distribution expenses	(14.0)	(19.2)	(21.9)
Administrative expenses	(5.0)	(4.4)	(5.4)
Finance costs	(0.4)	(0.9)	(1.2)
Profit before taxation	27.9	19.0	0.4
Income tax expense	(7.2)	(4.9)	(0.4)
Profit after taxation	20.7	14.0	0.0

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Total revenues decreased by 24.2% from RMB1,252.1 million in 2013 to RMB949.2 million (US$153.0 million) in 2014.

•
Sales to Distributors. Sales to distributors decreased by 23.8% from RMB1,236.6 million in 2013 to RMB941.9 million (US$151.8 million) in 2014. This decrease was primarily driven by decreased sales volume to distributors, which decreased by 3.8% from 7.0 million units in 2013 to 6.7 million units in 2014, as well as an increase in the sales discount to our distributors from 65% to 70% of the retail prices since the third quarter of 2014. The decrease in sales volume was primarily driven by the decreased sales orders. The number of Zuoan retail stores decreased by 23.7% from 1,075 as of December 31, 2013 to 820 as of December 31, 2014, with aggregate floor area decreasing from 89,734 square meters to 75,133 square meters.

•
Direct Store Sales. There were seven direct stores with aggregate floor area of 751 square meters as of December 31, 2013, compared to three direct stores with aggregate floor area of 192 square meters as of December 31, 2014. Direct store sales decreased by 53.3% from RMB15.5 million in 2013 to RMB7.3 million (US$1.2 million) in 2014, primarily due to the closure of our direct store network.

Cost of Sales. Cost of sales decreased by 7.1% from RMB713.9 million in 2013 to RMB663.2 million (US$106.9 million) in 2014. Cost of sales as a percentage of our revenues increased from 57.0% in 2013 to 69.8% in 2014. This increase was primarily due to the decrease in our sales volume and the decreased wholesale price.

Loss on inventory buyback. Although none of our distribution agreements had or have any right of return provisions or other similar rights, we bought back inventory from four distributors whose contractual relationship was terminated by us in 2014, as the continuous economic downturn in China since the third quarter of 2013 resulted in over-supply of our inventory in the retail market and caused such distributors to be unable to continue operating their business since the second half of 2014. We subsequently sold certain of the inventory bought back below its costs and recognized a loss on inventory buyback of RMB19.9 million (US$3.2 million) in 2014.

Gross Profit and Gross Profit Margin. As a result of the foregoing, gross profit decreased by 50.6% from RMB538.3 million in 2013 to RMB266.1 million (US$42.9 million) in 2014. Gross profit margin decreased from 43.0% to 28.1% during the same periods.

Other Income. Other income increased by 45.5% from approximately RMB5.5 million in 2013 to approximately RMB8.0 million (US$1.3 million) in 2013 primarily due to the increase in interest income from banks.

Selling and Distribution Expenses. Selling and distribution expenses decreased by 13.8% from RMB241.0 million in 2013 to RMB207.8 million (US$33.5 million) in 2014. This decrease was primarily due to (i) the decrease in direct store expenses, (ii) the decrease in the discretionary brand promotion allowance of 6% of the total purchase orders from our distributors for advertising and sales and marketing promotion by 26.7% and (iii) the decrease in the advertisement expenses by 23.5%. As a percentage of our revenues, selling and distribution expenses increased from 19.2% in 2013 to 21.9% in 2014.

Administrative Expenses. Administrative expenses decreased by 6.4% from RMB54.7 million in 2013 to RMB51.2 million (US$8.3 million) in 2014. This decrease was primarily due to (i) the decrease in salaries payable to the former CFO who resigned in February 2014 and (ii) the decrease in share-based compensation expense.  The share-based awards granted to Mr. Wang were vested in 3 years from February 2011 to February 2014.  The share-based compensation expense was recorded for two months in 2014 while 12 months in 2013. Administrative expenses as a percentage of our revenues increased from 4.4% in 2013 to 5.4% in 2014.

Finance Costs. Finance costs increased from RMB10.7 million in 2013 to RMB11.1 million (US$1.8 million) in 2014. This increase was primarily due to the increase in the interest expenses paid under bank loans for working capital purposes.

Income Tax Expense. Income tax expense decreased by 98.3% from RMB61.9 million in 2013 to RMB3.8 million (US$0.6 million) in 2014. This decrease was primarily due to the decrease in our revenue and pre-tax income. Our effective tax rate increased from 26.1% in 2013 to 96.9% in 2014, primarily due to significant decrease in consolidated profit before taxation which was primarily attributable to the PRC entities, which did not absorb the loss incurred by the non-PRC entities which is added back to the profit before taxation when calculating income tax expenses because non-PRC entities do not generate profits and are not deductible.

Profit after Taxation. As a result of the foregoing, we had profit after taxation of RMB123,000 (US$20,000) in 2014, representing an decrease of 99.9%, from profit after taxation of RMB175.4 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Total revenues decreased by 12.3% from RMB1,427.4 million in 2012 to RMB1,252.1 million in 2013.

•
Sales to Distributors. Sales to distributors decreased by 8.2% from RMB1,346.6 million in 2012 to RMB1,236.6 million in 2013. This decline was primarily driven by decreased sales volume to distributors, which decreased by 11.2% from 7.9 million units in 2012 to 7.0 million units due to the cancellation of sales orders in 2013, as well as a decrease in the wholesale price to our distributors from 38% to 35% of the retail prices since the third quarter of 2013. The number of Zuoan retail stores decreased by 18.7% from 1,322 as of December 31, 2012 to 1,075 as of December 31, 2013, with aggregate floor area decreasing from 104,552 square meters to 89,734 square meters.

•
Direct Store Sales. We started operating our direct stores in April 2009. In line with our strategy to expand our sales network of flagship stores, in January 2011, we transferred all of our direct stores to our distributors and began opening our new directly operated flagship stores at prime commercial areas in May 2011. We opened four and two direct stores in Shanghai in 2012 and 2013, respectively and closed two direct stores in 2013, due to failure to obtain suitable locations for our directly operated flagship stores. There were seven direct stores with aggregate floor area of 652 square meters as of December 31, 2013, compared to seven direct stores and 26 directly operated flagship stores which were transferred to our distributors with aggregate floor area of 751 square meters as of December 31, 2012. Direct store sales decreased by 80.7% from RMB80.7 million in 2012 to RMB15.5 million in 2013, primarily due to transfer of our directly operated flagship stores to our distributors.

Cost of Sales. Cost of sales decreased by 6.0% from RMB759.3 million in 2012 to RMB713.9 million in 2013. Cost of sales as a percentage of our revenues increased from 53.2% in 2012 to 57.0% in 2013.

•
Contract Manufacturing Costs. Contract manufacturing costs decreased by 3.1% from RMB736.4 million in 2012 to RMB713.9 million in 2013. This decrease was primarily due to the decrease in our sales volume. As a percentage of total cost of sales, contract manufacturing costs increased from 97.0% in 2012 to 100.0% in 2013.

•
In-house Production Costs. In-house production costs was nil in 2013, as compared to RMB22.9 million in 2012. This was because we closed our production facility in October 2012 and outsourced all production since then.

Gross Profit and Gross Profit Margin. As a result of the foregoing, gross profit decreased by 19.4% from RMB668.1 million in 2012 to RMB538.3 million in 2013. Gross profit margin decreased from 46.8% to 43.0% during the same periods due to the decrease in wholesale price from 38% to 35% of the suggested retail price since third quarter of 2013 as well as the decreased revenue from our directly operated flagship stores.

Other Income. Other income decreased by 2.5% from approximately RMB5.6 million in 2012 to approximately RMB5.5 million in 2013, primarily due to the increase in interest income from banks, partially offset by the decrease in the other income from reimbursement from our depositary under the depositary agreement which was recognized in 2012.

Selling and Distribution Expenses. Selling and distribution expenses increased by 21.0% from RMB199.2 million in 2012 to RMB241.0 million in 2013. This increase was primarily due to (i) the increase in advertising expenses and sales and marketing promotion and (ii) the increase in the discretionary brand promotion allowance from 3% to 6% of the total purchase orders from our distributors for advertising and sales and marketing promotion since third quarter of 2012. As a percentage of our revenues, selling and distribution expenses increased from 14.0% in 2012 to
19.2% in 2013.

Administrative Expenses. Administrative expenses decreased by 22.6% from RMB70.7 million in 2012 to RMB54.7 million in 2013. This decrease was primarily due to the writing-off of the leasehold improvements and raw materials in 2012. All leasehold improvements costs of our direct stores transferred to our distributors was expensed at the time of transfer. In addition, the raw materials were sold to Fujian Aidu at 50% of cost when our production ceased in October 2012. Administrative expenses as a percentage of our revenues decreased from 5.0% in 2012 to 4.4% in
2013.

Finance Costs. Finance costs increased by 71.0% from RMB6.2 million in 2012 to RMB10.7 million in 2013. This increase was primarily due to the increase in the interest expenses paid under bank loans for working capital purposes.

Income Tax Expense. Income tax expense decreased by 39.4% from RMB102.2 million in 2012 to RMB61.9 million in 2013. This decrease was primarily due to the decrease in our revenue and pre-tax income. Our effective tax rate was 25.7% and 26.1% for 2012 and 2013, respectively.

Profit after Taxation. As a result of the foregoing, we had profit after taxation of RMB175.4 million in 2013, representing a decrease of 40.6% from profit after taxation of RMB295.4 million in 2012.

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

We had cash and cash equivalents, consisting of cash on hand and cash at bank of RMB1,227.4 million and RMB1,304.1 million (US$210.2 million) as of December 31, 2013 and 2014, respectively. We had bank facilities of RMB213.4  million and RMB280.7 million (US$45.2 million) as of December 31, 2013 and 2014, respectively. As of December 31, 2014, we have unutilized bank facilities of RMB158.6 million (US$25.6 million). We had no material capital commitments as of December 31, 2014.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balance, the remaining funds available under our credit facilities and proceeds from our initial public offering.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	180,968	308,453	130,551	21,041
Net cash (used in)/from investing activities	(5,609)	(17,228)	7,420	1,196
Net cash from/(used in) financing activities	53,300	21,300	(62,069)	(10,004)
Net increase in cash and cash equivalents	228,659	312,525	75,902	12,233
Exchange difference	(665)	(3,574)	796	128
Cash and cash equivalents at beginning of the period	690,457	918,451	1,227,402	197,821
Cash and cash equivalents at end of the period	918,451	1,227,402	1,304,100	210,183

Operating Activities

Historically, we have financed our operating activities primarily through cash generated from operations and financing activities.

Net cash provided by operating activities was RMB130.6 million (US$21.0 million) in 2014. This was primarily attributable to (i) our profit before working capital changes of RMB44.9 million (US$7.2 million), (ii) the increase in trade and other payables of RMB38.8 million (US$6.3 million) due to the increase in accounts payable to our suppliers and cash advances from third parties, (iii) the decrease of trade and other receivables of RMB76.2 million (US$12.3 million) due to the decrease in revenue and trade receivables from our distributors due to the decreased sales orders, and (iv) the decrease of fixed deposits pledged of RMB26.0 million (US$4.2 million) due to the decrease in bill payables to our suppliers, partially offset by the increase in inventories of RMB29.4 million (US$4.7 million) due to excess inventory and inventory buyback from our distributors and sub-distributors in 2014. We also paid an income tax in the amount of RMB14.9 million (US$2.4 million).

Net cash provided by operating activities was RMB308.5 million (US$51.0 million) in 2013. This was primarily attributable to (i) our profit before working capital changes of RMB254.4 million (US$42.0 million), (ii) the increase in trade and other payables of RMB20.6 million (US$3.4 million) due to the increase in accounts payable to our suppliers and cash advances from third parties, and (iii) the decrease of trade and other receivables of RMB157.5 million (US$26.0 million) due to the decrease in revenue and trade receivables from our distributors due to the cancelled sales orders, partially offset by the increase of fixed deposits pledged of RMB32.2 million (US$5.3 million) due to the increase in bill payables to our suppliers. We also paid an income tax in the amount of RMB80.8 million (US$13.3 million).

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

Investing Activities

Cash used in investing activities is primarily related to acquisition of property, equipment, motor vehicles and leasehold improvements for decoration of our direct stores, office and internal production use. Our cash generated from investing activities is primarily related to bank interests. Cash generated from investing activities is primarily related to interest income from bank deposits.We experienced net cash outflows from investing activities in 2012 and 2013 and net cash inflows in 2014, respectively.

Net cash generated from investing activities was RMB7.4 million (US$1.2 million) in 2014, primarily due to interest received on banks deposits.

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

Financing Activities

Cash generated from financing activities primarily consists of borrowings from the PRC commercial banks. Cash used in financing activities primarily consists of dividends paid to our shareholders and repayment of bank borrowings.

Net cash used in financing activities was RMB62.1 million (US$10.0 million) in 2014, primarily attributable to the dividends paid in 2014 and repayment of bank borrowings.

Net cash from financing activities was RMB21.3 million (US$3.5 million) in 2013, primarily attributable to bank loans for working capital purposes.

Net cash from financing activities was RMB53.3 million (US$8.6 million) in 2012, primarily attributable to bank loans for working capital purposes.

5.C. Research and Development

Our design philosophy is to create fashionable and elegant menswear with quality tailoring. By focusing on product design, we aim to become a fashion trend leader in the casual menswear market in China and supply products that consistently meet customers’ demands. Our design and product development team conceptualizes each season’s collections through an interactive process, taking into account our brand strategy, product image and market feedback, drawing inspirations from domestic and international fashion trends and collaborating with both our suppliers and distributors to fine- tune our designs. In particular, we collaborate with our suppliers to develop a variety of materials and fabrics for our products. We also involve distributors in our product selection process to take advantage of their market intelligence, which helps us to adapt to constantly changing customer preferences in local markets. Our designers also attend various domestic and international fashion shows to keep abreast of the latest fashion trends. As of December 31, 2014, our design and product development team comprised 28 members. In a typical season, we design and make 1,200 to 1,500 prototypes.  After the initial product selection, internal cost analysis of approved prototypes and final selection by distributors at the sales fairs, we eventually select approximately 500 to 750 designs for mass production. Final design of all of our products will be approved by our product development committee.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Off-Balance Sheet Arrangements

In November and December 2012, Mr. James Hong and Shishi Zuoan also provided guarantees up to an aggregate amount of RMB15.0 million, with respect to obligations of third parties under the loan agreements entered between third parties and Bank of Quanzhou and Bank of Communications, respectively. In October 2013, Mr. James Hong and Shishi Zuoan provided guarantees of RMB4.0 million, with respect to obligations of a third party under loan agreement entered between such third party and Bank of Quangzhou. In 2014, Mr. James Hong and Shishi Zuoan provided grarantee of RMB78.1 million, with respect to the obligations of certain third parties under loan agreements and bills payable entered into or to be entered into by the entities with certain banks. As of December 31, 2014, RMB78.1 million was outstanding under the guarantees.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Short-term debt	122,110	122,110	—	—	—
Operating lease obligations	5,844	2,142	3,702	—	—
Total	127,954	124,252	3,702	—	—

As of December 31, 2014, the operating lease obligations related to our obligations under lease agreements for our office spaces and direct stores. We intend to finance the above lease commitments by cash generated from our operating activities.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014 respectively.

Recent Accounting Pronouncements

We review new accounting standards as issued. Management has not identified any new IFRSs or related interpretations that were effective for the first time for the financial year beginning on or after January 1, 2014 that had a material impact on our consolidated financial statements.  There are no other IFRSs or related interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Members of our board of directors may be elected by our directors or our shareholders. Our board of directors consists of seven directors, four of whom are independent directors within the meaning of NYSE corporate governance rules. Other than Mr. James Jinshan Hong and Mr. Tianzhen Hong, who are brothers, there are no family relationships between any of our directors and executive officers. The following table sets forth the name, age and position of each of our directors and executive officers as of December 31, 2014. Unless otherwise indicated, the positions or titles indicated in the table below refer to Zuoan Fashion Limited.

Directors and Executive Officers	Age	Position/Title
James Jinshan Hong	41	Chairman of the Board of Directors, Chief Executive Officer and Acting Chief Financial Officer
Chaoshen Wang	51	Director and Chief Operating Officer
Tianzhen Hong	38	Director and Vice General Manager
Jianwei Shen	58	Independent Director
Frank Zhao	55	Independent Director
Wenxin Zhu	42	Independent Director
Cheok Chi Tam	53	Vice President/Procurement and Production
Liang Xing	42	Vice President of Marketing, Sales and Distribution
Feiyan Zheng	32	Vice President of Design
Yan Qiu	45	Vice President of Administration
Dangsheng Chen	41	Finance Manager

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

6.B. Compensation of Directors and Executive Officers

For the year ended December 31, 2014, the aggregate cash compensation that we paid to our executive directors and officers was approximately RMB4.2 million (US$0.7 million). We did not pay any share-based compensation to our executive directors and officers. We have no service contracts with any of our executive directors or officers providing for benefits upon termination of employment.

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

Compensation Committee. Our compensation committee currently consists of Jianwei Shen (as chairman of the committee) and Wenxin Zhu. Each of them satisfies the “independence” requirements of the NYSE. Our compensation committee will assist the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of Wenxin Zhu (as chairman of the committee) and Frank Zhao. Each of them satisfies the “independence” requirements of the NYSE. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to serve as our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Terms of Directors and Officers

Each of our directors holds office until a successor has been duly elected or appointed or until his or her office is otherwise vacated, except as otherwise described under “—Board of Directors” above. Our directors are subject to periodic retirement and reelection at staggered intervals. At each annual general meeting, one-third of our directors who are subject to retirement by rotation (or, if their number is not a multiple of three, the number nearest to, but not exceeding, one-third) retire from office. The chairman of our board of directors or our managing director will not be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Any retiring director is eligible for re- election. The directors to retire at each annual general meeting will be determined as follows: (i) first, any directors who wish to retire and not offer themselves for re-election and (ii) if no director wishes to retire, then such directors who have been longest in office since their last re-election or appointment, provided that among directors who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Assuming that our board of directors will consist of seven directors, the term of each director (other than the chairman) will not exceed three years.

All of our executive officers are appointed by and serve at the discretion of our board of directors.

6.D. Employees

As of December 31, 2012, 2013 and 2014, we had 233, 220 and 152 full-time employees, respectively. The following table sets forth the number of our employees by department as of December 31, 2014:

		Number of
	Employees	% of Total
Management and administration	32	21.1
Marketing, sales and distribution	51	33.6
Design and product development	19	12.5
Procurement, warehousing and logistics	46	30.3
Quality assurance	4	2.5
Total	152	100.0

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

No awards were granted to any of our current directors, officers and employees under the 2010 Equity Incentive Plan during 2012, 2013 and 2014.

6.E. Share Ownership

The following table sets forth the beneficial ownership of our ordinary shares, as of March 31, 2015, by each of our directors and executive officers:

Ordinary Shares Beneficially Owned (1)(2)
	Number		Percent
James Jinshan Hong	56,251,883	(3)	50.6
Chaoshen Wang	—	(4)	—
Tianzhen Hong	—		—
Cheok Chi Tam	—		—
Liang Xing	—		—
Feiyan Zheng
Yan Qiu	—		—
Dangsheng Chen	—		—
Jianwei Shen	—		—
Frank Zhao	—		—
Wenxin Zhu	—		—

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

(3)
Fame Brilliant, a British Virgin Islands company wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, is the record holder of 56,251,883 ordinary shares. Mr. James Hong disclaims beneficial ownership of these shares held by Fame Brilliant and Ms. Siu Fong Or.

(4)
Fame Brilliant sold in total 3,321,677 of our ordinary shares at the price of US$1.4875 per share in August 2011, February 2012, October 2012, October 2013 and March 2014 to Mr. Chaoshen Wang. Mr. Chaoshen Wang sold all his shares to third parties by March 2014.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of March 31, 2015, 111,276,113 of our ordinary shares were outstanding, of which 64,959,776 ordinary shares were held in the form of ADSs. Deutsche Bank Trust Company Americas, as depositary of our ADSs, has advised us that, as of March 31, 2015, the ADSs representing these ordinary shares were held of record by Cede & Co., as nominee for The Depository Trust and Clearing Corporation, or DTC.

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of March 31, 2015, by (i)each shareholder known by us to beneficially own 5% or more of our ordinary shares and (ii) all directors and executive officers as a group:

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Beneficially Shares Owned
Siu Fong Or(1)	56,251,883	50.6
James Jinshan Hong(1)	56,251,883	50.6
Fame Brilliant Group Limited(1)	56,251,883	50.6
Phillip Ventures Enterprise Fund 2 Ltd.(2)	6,722,500	6.0
Phillip Private Equity Pte Ltd.(2)	6,722,500	6.0
Phillip Investment Corporation Pte. Ltd.(2)	6,722,500	6.0
Lim Hua Min(2)	6,722,500	6.0
All directors and executive officers as a group	59,516,335	50.6

(1)
Fame Brilliant, a British Virgin Islands company wholly owned by Ms. Siu Fong Or, wife of Mr. James Hong, is the record holder of 56,251,883 ordinary shares. Mr. James Hong disclaims beneficial ownership of these shares held by Fame Brilliant and Ms. Siu Fong Or.

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

Fame Brilliant sold in total 3,321,677 of our ordinary shares at the price of US$1.4875 per share in August 2011, February 2012, October 2012 , October 2013, and March 2014 to Mr. Chaoshen Wang. Mr. Chaoshen Wang sold all his shares to third parties by March 2014. See “Item 7.B. Related Party Transactions — Share Purchase Agreement.”

7.B. Related Party Transactions

Transactions with Our Chairman and Chief Executive Officer and His Affiliated Persons or Entities

Since January 2007, Shishi Zuoan has entered into various credit facilities with Bank of Quanzhou for working capital purposes. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu, a company controlled by Mr. Chaojie Hong, have provided guarantees for Shishi Zuoan’s obligation under some or all of such credit facilities. In May 2011, such credit facilities with the Bank of Quanzhou expired and were renewed. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu have provided guarantees for Shishi Zuoan’s obligations of up to RMB5.0 million. In February 2012, such credit facilities with the Bank of Quanzhou expired and were renewed. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu have provided guarantees for Shishi Zuoan’s obligations of up to RMB15.0 million. In February 2013, Shishi Zuoan entered into various credit facilities with Bank of Quanzhou for working capital purposes. Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong, and Fujian Aidu, a company controlled by Mr. Chaojie Hong, have provided guarantees for Shishi Zuoan’s obligation of up to RMB15.0 million. In April 2014, Shishi Zouan renewed such credit facilities with Bank of Quanzhou. Mr. James Hong and certain third parties have provided guarantee for the renewed obligation of up to RMB15.0 million. As of December 31, 2014, we had outstanding borrowings of RMB4.2 million (US$0.7 million) under these credit facilities.

Since November 2008, Shishi Zuoan has entered into several loan agreements with Industrial Bank for working capital purposes. In 2011, Mr. James Hong, Mr. Chaojie Hong, uncle of Mr. James Hong and Fujian Aidu, a company controlled by Mr. Chaojie Hong each agreed to guarantee our obligations of up to an aggregate amount of

RMB36.3 million. In 2012, such credit facilities expired and were renewed. Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu each agreed to guarantee Shishi Zuoan’s obligations of up to an aggregate amount of RMB47.7 million. In 2013, such credit facilities expired and were renewed. Mr. James Hong, Mr. Chaojie Hong and Fujian Aidu have provided guarantees for Shishi Zuoan’s obligations of up to an aggregate amount of RMB48.4 million. In April 2014, Mr. James Hong and certain third parties each entered into new bank facilities to provide guarantees for the aggregate obligations under up to RMB25.0 million to supersede such previous bank facilities. As of December 31, 2014, we had outstanding borrowings under these loans of RMB25.0 million (US$4.0 million).

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

In June 2011, our company entered into loan agreements with China Citic Bank for short-term loans with principal amount of RMB35.0 million. The maturity date of these loans is June 2012. Mr. James Hong and one other third-party have provided guarantees for these short-term loans. In June 2012, our company entered into new loan agreements with China Citic Bank for short-term loans with principal amount of RMB35.0 million, which was repaid in June 2013. In December 2013, our company entered into a new loan agreement with China Citic Bank for short-term loans with principal amount of RMB20.0 million.  This loan was repaid in December 2014. Mr. James Hong and a third party have provided guarantees for this short-term loan.

In 2011, we entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with principal amount of RMB43.6 million, RMB19.1 million of which were repaid between June to November 2011. In addition, Fujian Aidu renewed the previous banking facilities with Industrial and Commercial Bank of China to guarantee our obligations of up to an aggregate amount of RMB30.0 million under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between November 2010 to November 2012. In 2012, we entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with principal amount of RMB83.9 million, RMB37.5 million of which were repaid between July to December 2012. In addition, Fujian Aidu and Mr. James Hong and Ms. Or Siu Fong, the wife of Mr. James Hong, each renewed the previous banking facilities with Industrial and Commercial Bank of China to guarantee our obligations of up to an aggregate amount of RMB50.0 million and RMB30,0 million, respectively, under this loan and any other loan agreements with Industrial and Commercial Bank of China that have been or may be entered into between October 2011 to September 2016. In 2013, we entered into loan agreements with Industrial and Commercial Bank of China for short-term loans with principal amount of RMB99.0 million, RMB47.0 million of which were repaid between July to December 2013. In January 2014, Mr. James Hong and certain third parties each entered into new banking facilities to generate obligations of up to an aggregate amount of RMB50.0 million under this loan and any other loan agreements that have been or may be entered into between January 2014 and January 2019. In 2014. we entered into loan agreements with Industrial and Commercial Bank of China with principal amount of RMB71.2 million, RMB 28.3 million of which were repaid.  As of December 31, 2014, we had outstanding borrowings under these loans of RMB42.9 million (US$6.9 million).

In November 2012, our company entered into a loan agreement with China Merchants Bank for a short-term loan with principal amount of RMB20.0 million, which was repaid in November 2013. Mr. James Hong has provided guarantee for this short-term loan.

In April 2013, our company entered into a loan agreement with Bank of Communications for a short-term loan with principal amount of RMB50.0 million. The maturity date of this loan is February 2014. Mr. James Hong and a third party have provided joint guarantee for this short-term loan. As of December 31, 2014, we had outstanding borrowings under this loan of RMB50.0 million (US$8.1 million).

Shishi Zuoan leases our production facility in Jinjiang, Fujian province, from Fujian Aidu pursuant to a lease agreement dated as of December 20, 2004. The lease agreement had a term of two years, renewable upon a one-month notice by Shishi Zuoan. We were obligated to pay an annual rent in the amount of RMB3.6 million, payable quarterly, under the lease. Pursuant to a supplemental agreement, the parties agreed to extend the lease to June 30, 2013, with an annual rent in the amount of RMB4.3 million, payable quarterly. We made rent payments to Fujian Aidu in the amount of RMB3.2 million (US$0.5 million) in 2012. In October 2012, we decided to concentrate on brand development and construction of new logistics centers and warehousing facilities going forward and as a result closed our sole production facility. We sold all plants and machinery at carrying book value and raw materials at 50% of the cost in the warehouse to Fujian Aidu at the prices of RMB73,000 and RMB1.3 million, respectively. Additionally, in October 2012, we entered into a new lease agreement related to a warehouse facility with Mr. Hong Chaoxi, Mr. James Hong’s father, which expires in July 2017. The annual rent is RMB 0.9 million and the rent free period started from August 2012 to July 2017.

Share Purchase Agreement

In November 2010, in recognition of Mr. Chaoshen Wang’s contribution to our growth in the past and in order to give him an equity-based incentive to encourage his continued employment with us, Fame Brilliant entered into a share purchase agreement with Mr. Wang. Under this agreement, Mr. Wang will have the right to purchase from Fame Brilliant ordinary shares of our company in an amount of up to 3% of the issued and outstanding shares of our company after our initial public offering, or the aggregate purchase shares. Such right will vest in installments over a period of three years commencing from the completion of our initial public offering, contingent upon Mr. Wang’s continued employment with our company. The first installment, equal to one-sixth of the aggregate purchase shares, will vest six months after the completion of our initial public offering, and the second installment, equal to one-sixth of the aggregate purchase shares, will vest one year after the completion of our initial public offering. The remaining purchase shares will vest pro rata each month thereafter over a period of two years. The purchase price will be 85% of the public offering price for our ordinary shares in the public offering. Mr. Wang purchased in total 3,321,677 ordinary shares of our company from Fame Brilliant at the price of US$1.4875 per share in August 2011, February 2012, October 2012, October 2013 and March 2014 and sold all such shares to third parties by March 2014.

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

8.A.8. Dividends and Dividend Policy

We normally retain most, if not all, of our available funds and any future earnings to operate and expand our business. We did not declare or pay any dividends in 2012 or 2013. On April 30, 2014, our board of directors declared a cash dividend of US$0.05 per share, which was paid on or about June 10, 2014 to shareholders of record on May 16, 2014.

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

			Average Daily Trading
	High	Low	Volume
Annual Information			(in thousands of ADSs)
2013	$3.65	$1.66	64.1
2014	$2.39	$0.45	104.9
Quarterly Information
2013
First quarter	$3.65	$2.75	12.2
Second quarter	$2.98	$2.58	7.1
Third quarter	$2.75	$1.89	65.2
Fourth Quarter	$3.62	$1.66	168.6
2014
First quarter	$2.39	$1.68	195.3
Second quarter	$2.31	$1.60	58.9
Third Quarter	$1.92	$1.07	87.5
Fourth Quarter	$1.18	$0.45	178.6
2015
First quarter	$0.98	$0.47	66.9
Second quarter (through May 8)*	$3.60	$0.70	92.5
Monthly Information
2014
November	$0.97	$0.55	118.4
December	$0.84	$0.45	235.7
2015
January	$0.84	$0.51	72.4
February	$0.81	$0.47	61.9
March	$0.88	$0.65	66.3
April	$1.10	$0.70	107.6
May (through May 8)*	$3.60	$2.70	39.7

*Prior to May 1, 2015, one ADS represented four ordinary shares. Effective from May 1, 2015 when we completed the reverse share split, one ADS represents 16 ordinary shares instead.

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

10.B. Memorandum and Articles of Association

Our shareholders previously adopted the Amended and Restated Memorandum and Articles of Association, which was filed as an exhibit to our registration statement on Form F-1 (file no. 333-171534) with the SEC on January 4, 2011. Under the Amended and Restated Memorandum and Articles of Association, no written resolution of shareholders is permitted and all resolutions of our shareholders must be passed at our duly convened general meetings.

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

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor- in-Cabinet:

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to own such ordinary shares or ADSs. This discussion does not address any aspect of the Medicare contribution tax on “net investment income” of non-corporate U.S. Holders and does not address U.S. state, local and non-U.S. tax consequences. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ordinary shares or ADSs as part of a hedge, straddle, wash sale, conversion, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities;

•	persons that own or are deemed to own 10% or more of our voting stock; or

•	persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

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

Passive Foreign Investment Company

In general, a non-U.S. corporation will be a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For these purposes, cash and cash-equivalents are generally passive. A non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

We have not obtained (and do not intend to obtain) valuations of our assets in order to make a determination as to our PFIC status for 2014 or any other taxable year.  However, the value of our assets may be determined by reference to the market value of our ADSs, which has been decreasing over time while our cash balances significantly increased.  Therefore, we would be a PFIC for 2014 if the value of our assets were determined based on their book value or by reference to the ADS’ trading price (which is volatile and generally continued to decrease during 2014). As the determination of PFIC status is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time, and because our cash balances may continue to be substantial, we may be a PFIC for any taxable year. U.S. Holders should consult their tax advisers regarding our PFIC status for the current or any other taxable year and the consequences thereof.

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

Generally under the Code certain dividends paid to certain non-corporate shareholders may be taxable at favorable rates, subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury. However, these favorable rates would not apply if we were a PFIC for the taxable year in which we paid any dividend or the prior taxable year (or generally with respect to a particular U.S. Holder, any previous taxable years during which the U.S. Holder had owned our ordinary shares or ADSs while we were a PFIC).

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

As of December 31, 2014, our total outstanding bank borrowings, consisting of short-term loans and credit facilities, amounted to RMB122.1 million (US$19.7 million) with interest rates varying from 6.06% to 9.60%. Assuming the principal amount of the outstanding loans remains the same as of December 31, 2014, a 1% increase in each applicable interest rate would add RMB1.2 million (US$0.2 million) to our interest expense in 2014.We have not used any derivative financial instruments to manage our interest risk exposure.

Interest-earning instruments carry a degree of interest rate risk. We had bank balances, consisting of cash at bank of RMB1,304.1 million (US$201.2 million) as of December 31, 2014. Bank interest income was RMB7.9 million (US$1.3 million) in 2014. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively.

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

Fees and Other Payments from the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of investor relationship programs and other programs related to our ADR facility established pursuant to the deposit agreement. As of the date of this annual report on Form 20-F, we had not received payment from the depositary relating to the ADR program.

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

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled approximately US$5.2 million, which consisted of approximately US$2.9 million for underwriting discounts and approximately US$2.3 million for other expenses. The net proceeds from our initial public offering to us, after deduction of fees and expenses, were approximately US$36.8 million. As of December 31, 2014, all of the net proceeds from our initial public offering had been used for general corporate purposes.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and acting chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, have concluded that based on the evaluation of these controls and procedures required by Rule 13a-15(b) of the Exchange Act, our disclosure controls and procedures were not effective due to the material weakness identified as discussed in Management’s Annual Report on Internal Control over Financial Reporting below.

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

Under the supervision of our chief executive officer and acting chief financial officer, management conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on this assessment, management determined that our internal control over financial reporting was not effective as of December 31, 2014, as a result of a material weakness identified relating to the lack of competent personnel to prepare our consolidated financial statements under IFRS. The Company’s former chief financial officer resigned in February 2014 and the Company has not hired a replacement chief financial officer as of the date of this annual report on Form 20-F. We are in the process of hiring a replacement chief financial officer and estimate the chief financial officer will be on board in the second half of 2015. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Notwithstanding the assessment that our internal control over financial reporting was not effective as of December 31, 2014 and that there was a material weakness identified in this annual report on Form 20-F, we believe that our consolidated financial statements contained in this annual report on Form 20-F for the year ended December 31, 2014 fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, other than the material weakness described above, no change in our internal control over financial reporting has occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have appointed GHP Horwath, P.C. as our independent registered public accounting firm for each of the years ended December 31, 2012, 2013and 2014. The following is a summary of the fees billed by GHP Horwath, P.C. for professional services rendered for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
	US$
Audit fees(1)	230,000	234,400	234,400
Audit-related fee (2)	4,000	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
Total	234,000	234,400	234,400

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements for fiscal year 2014 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report thereon by the independent auditors listed below are attached hereto as follows:

(a)  Report of Independent Registered Public Accounting Firm dated May 15, 2015.

(b)  Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014.

(c)  Consolidated Statement of Financial Position as of December 31, 2012, 2013 and 2014.

(d)  Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014.

(e)  Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014.

(f)   Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1
Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

2.2	Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

4.1	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

4.2	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

4.3	Form of Indemnification Agreement with Directors (incorporated by reference to Exhibit 10.3 to our Registration Statement on FormF-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

4.4	Form of Employment Agreement with Executive Officers (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

4.5
English translation of form of Distribution Agreement between Shishi Zuoan and major distributors (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

Exhibit Number	Description of Document
4.6
English translation of Supplemental Agreement dated July 1, 2008 to Real Estate Transfer Agreement dated June 25, 2006 betweenShishi Zuoan and Fujian Aidu (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-171534) filed with the SEC on January 4, 2011).

8.1*	List of Subsidiaries.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no.333-171534) filed with the SEC on January 4, 2011).

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

*	Filed herewith.

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

Date: May 15, 2015

ZUOAN FASHION LIMITED AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Index Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Zuoan Fashion Limited and subsidiaries

We have audited the accompanying consolidated statements of financial position of Zuoan Fashion Limited and subsidiaries (‘‘the Company’’) as of December 31, 2012, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zuoan Fashion Limited and subsidiaries as of December 31, 2012, 2013 and 2014, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/GHP HORWATH, P.C.

Denver, Colorado
May 15, 2015

ZUOAN FASHION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN,
EXCEPT PER SHARE AMOUNTS)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Notes	2012	2013	2014

Revenues		1,427,367	1,252,146	949,153

Cost of sales		(759,285)	(713,891)	(663,182)

Loss on inventory buyback	10	-	-	(19,856)

Gross profit		668,082	538,255	266,115

Other income	4	5,604	5,462	7,974
Selling and distribution expenses		(199,152)	(240,972)	(207,849)
Administrative expenses		(70,680)	(54,700)	(51,230)
Finance costs		(6,244)	(10,680)	(11,067)

Profit before taxation	5	397,610	237,365	3,943

Income tax expense	6	(102,230)	(61,924)	(3,820)

Profit after taxation		295,380	175,441	123

Other comprehensive (loss)/income:
Foreign exchange difference arising from
translation of foreign currency financial
financial statements		(665)	(3,574)	796
Total comprehensive income for the year		294,715	171,867	919

Earnings per share (RMB)
-Basic	8	2.65	1.58	0.001

-Diluted	8	2.65	1.58	0.001

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN,
EXCEPT PER SHARE AMOUNTS)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Notes	2012	2013	2014
ASSETS

Non-current assets
Property, plant and equipment	9	4,658	17,377	4,827

Current assets
Inventories	10	24,340	24,629	29,556
Trade and other receivables	11	608,466	450,983	381,026
Prepayments	12	100	94	-
Fixed deposits – pledged	13	9,619	41,800	15,830
Cash and cash equivalents	14	918,451	1,227,402	1,304,100
		1,560,976	1,744,908	1,730,512
Total assets		1,565,634	1,762,285	1,735,339

EQUITY AND LIABILITIES

Share capital	17	185	185	185
Share premium	18	426,165	426,165	426,165
Reserves	18	48,922	49,165	50,260
Retained profits		834,091	1,007,517	973,011
Total equity		1,309,363	1,483,032	1,449,621

Liabilities

Current liabilities
Trade and other payables	15	103,841	124,398	163,214
Interest-bearing bank borrowings	16	128,250	149,550	122,110
Income tax payable		24,180	5,305	394
Total liabilities		256,271	279,253	285,718

Total equity and liabilities		1,565,634	1,762,285	1,735,339

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN,
EXCEPT FOR NUMBER OF SHARES)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

			Attributable to the Company's equity holders
		Number				Equity- settled Employees	Currency
		of shares	Share	Share	Statutory	Benefit	Translation	Retained	Total
	Notes	(in thousands)	Capital	Premium	Reserve	Reserves	Reserve	Profits	Equity

Balance at January 1, 2012		111,276	185	426,165	49,422	1,556	(3,235)	538,711	1,012,804
Recognition of share-based payments	26	-	-	-	-	1,844	-	-	1,844
Total comprehensive income
for the year		-	-	-	-	-	(665)	295,380	294,715
Transfer to statutory reserve		-	-	-	-	-	-	-	-

Balance at December 31, 2012		111,276	185	426,165	49,422	3,400	(3,900)	834,091	1,309,363
Recognition of share-based payments	26	-	-	-	-	1,802	-	-	1,802
Total comprehensive income
for the year		-	-	-	-	-	(3,574)	175,441	171,867
Transfer to statutory reserve		-	-	-	2,015	-	-	(2,015)	-

Balance at December 31, 2013		111,276	185	426,165	51,437	5,202	(7,474)	1,007,517	1,483,032
Recognition of share-based payments	26	-	-	-	-	299	-	-	299
Total comprehensive income
for the year		-	-	-	-	-	796	123	919
Dividend paid	7	-	-	-	-	-	-	(34,629)	(34,629)

Balance at December 31, 2014		111,276	185	426,165	51,437	5,501	(6,678)	973,011	1,449,621

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Notes	2012	2013	2014

Cash flows from operating activities
Profit before taxation		397,610	237,365	3,943
Adjustments for:
Depreciation of property, plant and equipment	5	6,961	9,698	12,170
Loss on disposal of property, plant and
equipment	5, 9	14,842	273	827
Loss on inventory buyback	10	-	-	19,856
Provision for slow moving inventory	10	-	-	4,600
Equity-settled employee benefit costs	26	1,844	1,802	299
Interest expense on bank borrowings		6,244	10,680	11,067
Interest income	4	(3,341)	(5,462)	(7,867)

Operating profit before working capital changes		424,160	254,356	44,895
Decrease/(increase) in inventories		1,742	(289)	(29,382)
(Increase)/decrease in trade and other receivables		(161,569)	157,483	76,168
Decrease in prepayments		123	6	94
(Increase)/decrease in fixed deposits pledged		(7,949)	(32,181)	25,970
Increase in trade and other payables		33,081	20,557	38,816
Cash generated from operations		289,588	399,932	156,561
Interest paid		(6,244)	(10,680)	(11,067)
Income tax paid		(102,376)	(80,799)	(14,943)
Net cash generated from operating activities		180,968	308,453	130,551

Cash flows from investing activities
Acquisition of property, plant and equipment		(9,023)	(22,690)	(447)
Proceeds from disposals of property, plant and equipment		73	-	-
Interest received		3,341	5,462	7,867
Net cash (used in)/generated from investing activities		(5,609)	(17,228)	7,420

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(EXPRESSED IN THOUSANDS OF CHINESE RENMINBI YUAN)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Notes	2012	2013	2014
Cash flows from financing activities
Bank loans obtained		165,750	233,200	200,420
Repayment of bank loans		(112,450)	(211,900)	(227,860)
Dividend paid		-	-	(34,629)
Net cash generated from/(used in) financing activities		53,300	21,300	(62,069)

Net increase in cash and cash equivalents		228,659	312,525	75,902
Exchange difference		(665)	(3,574)	796
Cash and cash equivalents at beginning of the year		690,457	918,451	1,227,402
Cash and cash equivalents at end of the year		918,451	1,227,402	1,304,100

The annexed notes form an integral part of and should be read in conjunction with the consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Zuoan Fashion Limited (the “Company”), together with its subsidiaries, is a designer, distributer and retailer of men’s apparel in the People’s Republic of China (“PRC”) through a network of authorized retail outlets owned and managed by distributors and authorized retailers. The Company was incorporated under the laws of Cayman Islands in August 2010 and is listed on the New York Stock Exchange.  The following are the Company’s subsidiaries as of December 31, 2014:

Fast Boost Holdings Limited (“Fast Boost”), a wholly owned subsidiary of the Company, was incorporated in British Virgin Island (“BVI”) in 2008.

Champion Goal Holdings Limited (“Champion Goal”), a wholly owned subsidiary of Fast Boost, was incorporated in Hong Kong in 2008.

Shishi Zuoan Dress Co., Limited (“Shishi Zuoan”), a wholly owned subsidiary of Champion Goal, was incorporated in PRC in 2002 as a designer, distributer and retailer of men’s apparel with its own branding “Zuoan”.

Shanghai Mingfu Fashion Limited (“Shanghai Mingfu”), a wholly owned subsidiary of Shishi Zuoan, was incorporated in PRC in 2010.

The financial statements for the three years ended December 31, 2012, 2013 and 2014 were authorized for issue by resolution of the board of directors on May 15, 2015. The principal place of business of the Company is located at Building 1, Lane 618, Dingyan Road, Songjiang District, Shanghai 201616, PRC. All of the Company’s customers are located in the PRC.

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

Recently issued IFRSs

(a) New and amended standards adopted by the Company

The Company reviews new accounting standards as issued. Management has not identified any new IFRSs or related interpretations that were effective for the first time for the financial year beginning on or after January 1, 2014 that had a material impact on the Company’s consolidated financial statements.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2014 and not early adopted

There are no other IFRSs or related interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Consolidation

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between the Company’s entities are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

IFRS 10, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. Specifically, the Company evaluated its agreements and relationships with its distributors and determined that, in the context of IFRS 10, the Company does not have control over its distributors through either (a) power over the distributor (b) exposure or rights, to variable returns from involvement with the distributor; or (c) the ability to use power over the distributor to affect the amount of the distributors returns. The rights and obligations under the distributor agreements allow the Company to manage and protect certain operational and display issues related to the Company’s brand and do not provide control, as defined in IFRS 10, over the distributors.

(b)      Property, plant and equipment

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

Depreciation is calculated on a straight-line basis to write off the cost of property, plant and equipment, less any estimated residual values, over the following estimated useful lives:

Plant and machinery	5-8 years
Motor vehicles	8 years
Office equipment	5 years
Leasehold improvements	1-3 years

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)      Property, plant and equipment (continued)

The gain or loss on disposal or retirement of an item of property, plant and equipment recognized in the profit or loss is the difference between the net sales proceeds and the carrying amount of the asset.

(c)	Impairment of non-financial assets

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

A reversal of an impairment loss is credited to the profit or loss in the period in which it arises. There were no impairment losses or recoveries recorded during the years ended December 31, 2012, 2013 and 2014.

(d)	Trade receivables

Trade receivables are measured on initial recognition at fair value, and subsequently measured at amortized cost using the effective interest rate method, except when the effect of discounting would be immaterial. Appropriate allowances for estimated doubtful accounts are recognized in profit or loss when there is objective evidence that the asset is impaired. The allowance recognized is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. No allowance was recognised as December 31, 2012, 2013 and 2014. Trade receivables from the Company’s five largest customers represented 57%, 59% and 56% of the Company’s trade receivables as of December 31, 2012, 2013 and 2014, respectively.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits at banks and cash equivalents with maturities of three months or less.  For purposes of the cash flow statement, fixed deposits pledged as collateral for bills payable are reflected as an operating activity.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Financial liabilities

The Company’s financial liabilities which include trade payables, other payables and bank borrowings are initially measured on initial recognition at fair value, and subsequently measured at amortized cost, using the effective interest rate method, unless the effect of discounting would be immaterial. In such cases, they are stated at cost. Trade payables generally have credit terms of 60 days.

(g)	Inventories

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

(h)	Provisions

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(i)	Revenue and cost recognition

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

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale.  The Company accepts product returns from distributors and department stores for quality reasons and only if the distributors and department stores follow Company procedures in processing the returned products.  Accumulated experience is used to estimate and provide for returns.  Sales rebates are estimated based on anticipated annual purchases.  No element of financing is deemed present, as sales are made with a credit term of 120 days, which management believes is consistent with market practice.

The following table summarizes the revenue percentages for each individual distributor that represented more than ten percent of the Company’s total revenue in 2012, 2013 and/or 2014.

Distributors	2012	2013	2014
A	10.2%	11.3%	10.8%
B	14.1%	15.5%	13.1%
C	10.4%	11.9%	11.7%
D	6.7%	12.2%	9.9%

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Revenue and cost recognition (continued)

(2)     Sales of goods – retail

The Company began operating flagship stores in 2011. Revenues from retail store sales are recognized at the point of sale. In 2012, 2013 and 2014, retail sales were approximately 6%, 1% and 1% of total revenues, respectively.

Retail sales returns within three days are accepted only for quality reasons.  Historic experience is used to estimate and provide for such returns at the time of sale.  The Company does not operate any retail customer loyalty programs.  Loyalty programs may be offered by distributors and department stores who bear all related program costs.

(3)      Cost of sales

Cost of sales include the direct raw material costs, direct labor costs, design costs and direct manufacturing overhead, which include depreciation of production equipment and rent. The Company outsources significant portion of its production to third-party contract manufacturers. Contract manufacturing costs represented 97%, 100% and 100% of the total cost of sales in 2012, 2013 and 2014, respectively. Purchases from the largest contract manufacturer represented 12%, 12% and 10% of the Company’s total cost of sales in 2012, 2013 and 2014, respectively.

Local transportation and unloading charges, and product inspection charges, are included in selling expenses and totalled approximately RMB330,000, RMB200,000 and RMB246,000, for the years ended December 31, 2012, 2013 and 2014, respectively.

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(j)	Design and development costs

Design and development costs are expensed as incurred.

(k)	Income tax

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(l)	Value Added Tax (VAT)

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

•	receivables and payables are stated with the amount of VAT included.

(m)	Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Company participates in a local municipal government social benefits plan, whereby the subsidiary of the Company in the PRC is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits.  The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees of the subsidiary of the Company. The only obligation of the Company is to pay the ongoing required contributions.  Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2012, 2013 and 2014 are disclosed in Note 5.

(n)	Advertising expenses

Advertising expenses are included in selling and distribution expenses as incurred. The Company provided discretionary brand allowances to the distributors for their marketing efforts. The Company extended the allowances to the distributors for their marketing efforts, not greater than 3% of the distributors’ total purchases in the first half year of 2012 and not greater than 6% of the distributors’ total purchases since July 2012.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(o)	Functional currency

Items included in the consolidated financial statements of the Company are measured using the currency of the primary environment in which it operates (“the functional currency”). The Company’s principal operations are conducted in the PRC. Accordingly, the consolidated financial statements are presented in RMB. Transactions in currencies other than RMB are translated at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies (primarily intercompany accounts) are translated to the functional currency (RMB) at the foreign exchange rate prevailing at the statement of financial position date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences recognized in earnings for the years ended December 31, 2012, 2013 and 2014 are minimal.

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

An operating segment is a distinguishable component of the Company that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Company has only one operating segment through December 31, 2014.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Disclosures on financial risk management are provided in Note 22.

(s)	Use of estimates

Preparation of the financial statements in conformity with IFRS requires the use of judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for each period. Significant items related to such estimates are discussed at Note 27. Actual results could differ from those estimates.

4.	OTHER INCOME

An analysis of the Company’s other income is as follows:

	2012	2013	2014
	RMB'000	RMB'000	RMB'000

Interest income from banks	3,341	5,462	7,867
Income received from depositary shares under reimbursement programme	2,263	-	-
Foreign currency exchange gain	-	-	107
	5,604	5,462	7,974

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

5.	NATURE OF EXPENSE INFORMATION

The Company presents its Statement of Comprehensive Income using the ‘‘expense by function’’ method of IAS No. 1. Following is supplemental information related to certain ‘‘nature of expense’’ items for the years ended December 31, 2012, 2013 and 2014.

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Cost of inventories recognized as expenses	750,263	713,891	658,582
Provision for slow moving inventory	-	-	4,600
Loss on inventory buyback	-	-	19,856
Audit fee	1,504	1,513	1,490
Depreciation of property, plant and equipment*	6,961	9,698	12,170
Directors' remuneration
- salaries and related cost	2,384	2,385	2,427
- social benefits contribution	13	11	23
Key management personnel (other thandirectors)
- salaries and related cost	3,011	3,064	1,729
- social benefits contribution	39	55	41
Other than directors and key managementpersonnel
- salaries and related cost	22,074	16,020	13,188
- social benefits contribution	2,557	1,379	1,365
Advertising expenses (included in selling and distribution expenses)	68,013	147,433	110,263
Loss on disposal of property, plant and equipment	14,842	273	827
Loss on disposal of scrap raw materials	1,300	-	-
Operating lease expense	26,707	2,023	2,463
Retail shop shelving expense	67,732	75,644	82,084
Other expenses**	67,961	43,471	42,076

	2012	2013	2014
* Depreciation expense have been included in:	RMB'000	RMB'000	RMB'000

Cost of sales	1	-	-
Administrative expenses	1,488	8,474	11,184
Selling and distribution expenses	5,472	1,224	986
	6,961	9,698	12,170

** Other expenses consist primarily of finance costs, equity-settled employees benefit costs, local tax and surcharges, professional, consulting, and advisory fees, research and development expenses and travel and entertainment expenses.

6.	INCOME TAX EXPENSE

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Current period provision:
PRC income tax	102,230	61,924	3,820

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

6.	INCOME TAX EXPENSE (continued):

Reconciliation between income tax expense and profit before taxation at the applicable tax rates is as follows:

	2012	2013	2014
	RMB'000	RMB'000	RMB'000

Profit before taxation	397,610	237,365	3,943
Add: Losses incurred in tax-exempt jurisdiction	8,589	8,920	6,290
	406,199	246,285	10,233

Tax at the applicable tax rate of 25%	101,550	61,571	2,558
Effects of:
Income not taxable and other	-	(150)	(252)
Increase in valuation allowance	-	-	1,150
Expenses not deductible and other	639	577	494
Different tax rates in different countries	41	(74)	(130)
	102,230	61,924	3,820

(a)	Pursuant to the rules and regulations of the Cayman Islands and BVI, the Company and Fast Boost are not subject to any income tax in the Cayman Islands and BVI, respectively.

(b)
In February 2008, the Hong Kong Government announced a decrease in the income tax rate from 17.5% to 16.5% applicable to the Company’s operations in Hong Kong, which is effective for the years ended December 31, 2012, 2013 and 2014. No provision was made for Hong Kong income tax as the Company did not earn any income subject to Hong Kong profits tax during the relevant periods.

(c)
PRC income tax - The Company is subject to PRC income tax on profit arising or derived from the tax jurisdiction in which the subsidiaries of the Company, Shishi Zuoan and Shanghai Mingfu, operate and are domiciled. The provision for the PRC income tax on profit arising from operations in the PRC is calculated based on a statutory income tax rate of 25% in accordance with the PRC relevant income tax rules and regulation for the years ended December 31, 2012, 2013 and 2014, respectively.

(d)	The Company has provided a valuation allowance against all deferred tax assets which had total RMB 1,150,000 as of December 31, 2014.

7.	DIVIDENDS

No dividends were declared or paid for the years ended December 31, 2012 and 2013. On April 30, 2014, the Company’s board of directors declared a cash dividend of approximately US$5.6 million (RMB 34.6 million) representing US$0.05 per share, which was paid in 2014 to shareholders of record on May 16, 2014.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

8.	EARNINGS PER SHARE

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit after taxation attributable to equity holders of the Company by the number of ordinary shares. The following table is in thousands of RMB, except per share amounts.

	2012	2013	2014

Profit attributable to equity holders of the Company (RMB’000)	295,380	175,441	123

Number of ordinary shares (‘000)	111,276	111,276	111,276

Weighted average number of shares	111,276	111,276	111,276

Weighted average diluted number of shares	111,276	111,276	111,276

Basic earnings per share (RMB)	2.65	1.58	0.001

Diluted earnings per share (RMB)	2.65	1.58	0.001

From February 2011 to April 2015, each ADS represented four ordinary shares. After the reverse stock split on May 1, 2015, each ADS represents 16 ordinary shares from May 1, 2015 onwards. Earnings per ADS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during each of the periods reported and multiplying by 16.

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

There were no dilutive potential ordinary shares outstanding during the years ended December 31, 2012, 2013 and 2014.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

9.	PROPERTY, PLANT AND EQUIPMENT
	Leasehold improvements	Plant and machinery	Office equipment	Motor vehicles	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

At January 1, 2012
Cost	18,867	2,399	1,693	3,054	26,013
Accumulated depreciation	(2,796)	(2,342)	(892)	(2,472)	(8,502)

Net book amount	16,071	57	801	582	17,511

Year ended December 31, 2012
Opening net book amount	16,071	57	801	582	17,511
Additions	8,957	-	66	-	9,023
Reclassification	-	(57)	57	-	-
Depreciation charge	(6,453)	-	(305)	(203)	(6,961)
Disposal	(14,842)	-	(73)	-	(14,915)
Closing net book amount	3,733	-	546	379	4,658

At December 31, 2012
Cost	5,765	-	1,762	3,054	10,581
Accumulated depreciation	(2,032)	-	(1,216)	(2,675)	(5,923)

Net book amount	3,733	-	546	379	4,658

Year ended December 31, 2013
Opening net book amount	3,733	-	546	379	4,658
Additions	22,678	-	12	-	22,690
Depreciation charge	(9,426)	-	(188)	(84)	(9,698)
Disposal	(273)	-	-	-	(273)
Closing net book amount	16,712	-	370	295	17,377

At December 31, 2013
Cost	27,791	-	1,774	3,054	32,619
Accumulated depreciation	(11,079)	-	(1,404)	(2,759)	(15,242)

Net book amount	16,712	-	370	295	17,377

Year ended December 31, 2014
Opening net book amount	16,712	-	370	295	17,377
Additions	447	-	-	-	447
Depreciation charge	(11,944)	-	(142)	(84)	(12,170)
Disposal	(827)	-	-	-	(827)
Closing net book amount	4,388		228	211	4,827

At December 31, 2014
Cost	25,832	-	1,774	3,054	30,660
Accumulated depreciation	(21,444)	-	(1,546)	(2,843)	(25,833)

Net book amount	4,388	-	228	211	4,827

All property, plant and equipment held by the Company are located in the PRC.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

9.	PROPERTY, PLANT AND EQUIPMENT (continued)

In October 2012, the Company transferred all flagship stores except the stores located in Shanghai to the respective distributor that resulted in the significant loss on disposal of leasehold improvements recognized in administrative expenses (Note 5).

The Company evaluates the valuation of the existing leasehold improvements and no impairment noted.

10.	INVENTORIES

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

At cost
Finished goods (primarily purchased)	24,139	24,240	53,437
Packing materials	201	389	575
Less: loss on inventory buyback	-	-	(19,856)
Less: provision for slow moving inventory	-	-	(4,600)
	24,340	24,629	29,556

In October 2012, the Company decided to concentrate on brand development and construction of new logistics centers and warehousing facilities going forward and as a result closed the sole production facility, and all raw materials were disposed of in October 2012 (Note 20).

Inventory is valued at the lower of cost or market price. The Company performs an analysis of slow-moving inventory that remains unsold after each respective season and any necessary valuation provision, which could potentially be significant, are included in the period in which the analysis is completed. No provision recorded for slow moving inventory as of December 31, 2012 and 2013. As of December 31, 2014, a provision for slow moving inventory was recorded of approximantely RMB4,600,000. In addition, during the year ended  December 31, 2014, certain inventories were written down to net realizable value resulting in a loss on inventory buyback amounting to approximately RMB19,856,000.

Although none of the distributor agreements had or have no right of return provisions or other rights, the Company bought back approximately RMB37,924,000 of inventory from four distributors as a result of certain contractual relationships being terminated by the Company in 2014. During 2014, the Company sold certain of this buyback inventory below its cost resulting in the provision for inventory buyback of approximately RMB19,856,000 being recorded.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

11.	TRADE AND OTHER RECEIVABLES

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

Trade receivables	607,865	450,435	370,669
Advances to directors and employees	23	52	14
Rental deposits	576	496	75
Other receivables	2	-	10,268
	608,466	450,983	381,026

Trade receivables are non-interest bearing and generally have credit terms of 120 days.

Trade receivables include output VAT due to the Company from its customers. At December 31, 2012, 2013 and 2014, the amount of output VAT included in trade receivables was RMB88,322,000,  RMB65,448,000 and RMB53,858,000, respectively.

Rental deposits are deposits and prepaid rental expenses for our direct stores and the head quarters in Shanghai and our office in Shishi City, Fujian Province, respectively.

Other receivables are advance payment to a supplier for the purchase of finished goods and overpayment of enterprise income tax, respectively.

The carrying amounts of all trade and other receivables at December 31, 2012, 2013 and 2014 are denominated in RMB.

12.	PREPAYMENTS

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

Prepayments	100	94	-

As of December 31, 2012 and 2013, prepayments mainly relate to legal and professional fees, marketing expenses and rental expenses paid to third parties.

The carrying amounts of prepayments are denominated as follows:

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

Renminbi	100	-	-
United States Dollar	-	94	-
	100	94	-

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

13.	FIXED DEPOSITS—PLEDGED

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

Fixed deposits - pledged	9,619	41,800	15,830

Fixed deposits with financial institutions have maturity dates greater than 3 months up to 6 months. Fixed deposits are repriced within one month from the end of the financial year with effective interest rates of 2.997%, 2.782% and 2.850%per annum for the financial years ended December 31, 2012, 2013 and 2014, respectively.

Bills payable are secured by fixed deposits placed with financial institutions.

14.	CASH AND CASH EQUIVALENTS

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

Cash on hand	256	206	98
Cash at banks	918,195	1,227,196	1,304,002
	918,451	1,227,402	1,304,100

The Renminbi is not freely convertible into foreign currencies.  Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange Renminbi for foreign currencies through banks that are authorised to conduct foreign exchange business.

The cash at banks bear effective interest rates of 0.464%, 0.366% and 0.350% per annum during the years ended December 31, 2012, 2013 and 2014, respectively.

The carrying amounts of cash and bank balances are denominated as follows:

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

Renminbi	791,611	1,112,330	1,187,113
United States Dollars	126,805	115,042	116,981
Hong Kong Dollar	3	1	1
Singapore Dollar	32	29	5
	918,451	1,227,402	1,304,100

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

15.	TRADE AND OTHER PAYABLES

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

Trade payables	47,557	24,890	38,410
Bills payable	23,273	64,600	71,600
VAT payables	13,155	7,910	5,722
Accrued liabilities	8,303	6,513	7,011
Other payables	11,553	20,485	40,471
	103,841	124,398	163,214

Trade payables generally have credit terms of 60 days.

Bills payable relate to inventory purchases and are secured by fixed deposits placed with financial institutions.

Other payables mainly relate to amounts payable to suppliers for purchases of fixtures and fittings for retail shops and non-interest bearing cash advances from third parties which are repayable on demand within twelve months.

Accrued liabilities mainly comprise accrued wages, staff-related expenses and legal and professional fees as of December 31, 2012, 2013 and 2014.

The carrying amounts of trade and other payables are denominated as follows:

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

Renminbi	94,026	112,162	130,214
Hong Kong Dollar	2,595	5,196	5,370
European Dollars	40	39	39
United Stated Dollars	7,180	7,001	27,591
	103,841	124,398	163,214

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

16.	INTEREST- BEARING BANK BORROWINGS

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

Short term bank borrowings-secured	128,250	149,550	122,110

The Company's interest-bearing bank borrowings are guaranteed by a director, a related party and a third party. Short-term bank borrowings bear weighted average effective interest rates of  7.203%, 7.058% and 7.930% per annum during the years ended December 31, 2012, 2013 and 2014, respectively.

The carrying amounts of interest-bearing bank borrowings are denominated in Renminbi.

The Company has entered into a revolving credit facility agreement with Industrial and Commercial Bank of China to borrow up to an aggregate amount of RMB 50.0 million. As of December 31, 2014, the Company had borrowed RMB 42.9 million.  These loans are guaranteed by Mr. James Hong, Ms. Or and two third parties and are due on various dates from March to October 2015. At December 31, 2014, RMB 7.1 million was unused and available under this credit facility.

The Company has entered into a revolving credit facility agreement with Bank of Quanzhou to borrow up to an aggregate amount of RMB 15.0 million.  As of December 31, 2014, the Company had borrowed RMB 4.2 million and these loans are guaranteed by Mr. James Hong, and two third parties. These loans are due in July 2015. At December 31, 2014, RMB 10.8 million was unused and available under this credit facility.

The Company has entered a revolving credit facility agreement with Industrial Bank Co., Ltd. to borrow up to an aggregate amount of RMB 25.0 million. As of December 31, 2014, the Company had borrowed RMB 25.0 million and these loans are guaranteed by Mr. James Hong and two third parties. These outstanding borrowings are due on various dates from July to November 2015.

The Company has entered a revolving credit facility agreement with Bank of Communication  to borrow up to an aggregate amount of RMB 130.7 million. As of December 31, 2014, the Company had borrowed RMB 50.0 million and these loans are guaranteed by Mr. James Hong and one third party. These loans are due in August 2015.  At December 31, 2014, RMB 80.7 million was unused and available under this credit facility.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

16.	INTEREST- BEARING BANK BORROWINGS (continued)

All matured loans have been repaid on or before the maturity dates. There are no restrictive covenants, no assets mortgaged and pledged or subject to lien for these loans. The Company was in compliance with all provisions of the loans as of December 31, 2012, 2013 and 2014. There have been no significant changes in short-term obligations subsequent to the date of this report.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

17.	AUTHORIZED SHARE CAPITAL

No ordinary shares were issued for the years ended December 31, 2012, 2013 and 2014.

18.	RESERVES

Share premium
The share premium represents the excess of issue price, for local jurisdiction purposes, over the par value of the share issued.

Statutory reserve
In accordance with the relevant laws and regulations of the PRC, the subsidiary of the Company established in the PRC is required to transfer 10% of its profit after taxation prepared in accordance with the accounting regulations of the PRC to the statutory reserve until the reserve balance reaches 50% of the subsidiary’s paid-up capital. Such reserve may be used to offset accumulated losses or increase the registered capital of the subsidiary, subject to the approval from the PRC authorities, and are not available for dividend distribution to the shareholders. At December 31, 2012, 2013 and 2014, the paid-up capital was approximately RMB98,843,000, RMB102,875,000 and RMB102,875,000, respectively. At December 31, 2012, 2013 and 2014, the statutory reserve is fully funded.

Currency translation reserve
The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s functional currency.

19.	COMMITMENTS

Operating lease commitments

The Company leases offices, warehouses and retail shops under non-cancellable operating lease arrangements. The leases have varying terms. Future minimum payments under these agreements are as follows:

	2012	2013	2014
	RMB'000	RMB'000	RMB’000
Leases:
Not later than one year	4,690	2,768	2,142
Later than one year and not later than five years	7,283	5,844	3,702
Total	11,973	8,612	5,844

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

20.	SIGNIFICANT RELATED PARTY TRANSACTIONS

In addition to the related party information disclosed elsewhere in the financial statements, the following transactions occurred between the Company and related parties at terms agreed upon between the parties.  Through October 2012, the Company leased a production facility from an entity controlled by the uncle of Mr. Hong.  The rental agreement was due to expire in June 2013 and annual rent was RMB 4.3 million.  The Company also guarantees certain obligations of this entity (Note 23). In October 2012, the Company terminated the lease agreement and sold all plant and machinery at carrying value (Note 9) and raw materials at 50% of the cost to Fujian Aidu at terms agreed upon between the parties (Note 10). Additionally, in October 2012, the Company entered into new lease agreement related to a warehouse facility from Mr. Hong Chaoxi, Mr. James Hong's father, which expires in July 2017. The annual rent is RMB0.9 million and the rent free period started from August 2012 to June 2013. The following is a summary of these related party transactions:

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

Rental of production facilities	3,225	450	900
Proceeds from disposal of property, plant and equipment	73	-	-
Proceeds from disposal of scrap raw materials	1,290	-	-

21.	SEGMENT INFORMATION

Business segment
As the Company is engaged primarily in the sale of men’s fashionwear, no reporting by business segment is presented.

Geographical segment
As the business of the Company is engaged entirely in the PRC, no reporting by geographical location of operations is presented.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES

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

As of December 31, 2012, 2013 and 2014, the Company's financial instruments mainly consisted of cash and bank balances, trade receivables, other receivables, trade payables, other payables and borrowings.

(i)    Credit risk

Credit risk is the risk of financial loss to the Company if a customer fails to meet its contractual obligations. Credit risk of the Company arises principally from the Company’s trade and other receivables and bank balances.

For trade receivables, the Company’s exposure to credit risk is restricted by the credit limits that are approved by the Chief Operating Officer. The Company typically allows the existing customers credit terms of up to 120 days .  In deciding whether credit shall be extended, the Company will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Operating Officer.

The Company performs ongoing credit evaluation of its customers’ financial position. The Company has a significant concentration of credit risk, as the Company’s trade receivable balances at December 31, 2012, 2013 and 2014, were represented by 13, 16 and 15 distributors in 2012, 2013 and 2014, comprises 99% each of the total trade receivables balance for the respective financial years.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

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

The age analysis of trade receivables is as follows:

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

Past due	-	-
Not past due	607,865	450,435	370,669

The Company’s major classes of financial assets are cash and bank balances and trade receivables.

Management believes that all significant bank deposits are with reputable banks and that all significant trade receivables are mainly customers of good credit- standing.

There is no trade receivable that is past due and/or impaired in 2012, 2013 and 2014. No impairment loss was recognised in profit or loss, as the trade receivables were subsequently collected.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirement in the short and long term. The bank borrowings for the years ended December 31, 2012, 2013 and 2014, have a maturity period of less than one year from the statement of financial position date.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

(iii)	Market risk

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

(iii)	Market risk (continued)

The Company	Effective interest rate	Floating interest rate	Fixed interest rate	Non-interest bearing	Total
	%	RMB’000	RMB’000	RMB’000	RMB’000

As of December 31,2012
Financial Assets
Cash and bank balances	0.46	918,451	-	-	918,451
Trade and other receivables		-	-	608,466	608,466
Fixed deposits pledged	3.00	9,619	-	-	9,619
		928,070	-	608,466	1,536,536
Financial Liabilities
Trade and other payables		-	-	103,841	103,841
Interest-bearing bank borrowings	7.20	55,000	73,250	-	128,250
		55,000	73,250	103,841	232,091

As of December 31,2013
Financial Assets
Cash and bank balances	0.37	1,227,402	-	-	1,227,402
Trade and other receivables		-	-	450,983	450,983
Fixed deposits pledged	2.78	41,800	-	-	41,800
		1,269,202	-	450,9837	1,720,185
Financial Liabilities
Trade and other payables		-	-	124,398	124,398
Interest-bearing bank borrowings	7.06	70,000	79,550	-	149,550
		70,000	79,550	124,398	273,948

As of December 31,2014
Financial Assets
Cash and bank balances	0.35	1,304,100	-	-	1,304,100
Trade and other receivables		-	-	381,026	381,026
Fixed deposits pledged	2.85	15,830	-	-	15,830
		1,319,930	-	381,026	1,700,956
Financial Liabilities
Trade and other payables		-	-	163,214	163,214
Interest-bearing bank borrowings	7.93	55,000	67,110	-	122,110
		55,000	67,110		285,324

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

22.	FINANCIAL RISK MANAGEMENT OBJECTIVES – POLICIES (continued)

(iii)         Market risk (continued)

The Company’s interest-bearing bank borrowings in 2012, 2013 and 2014 are at fixed or floating interest rates and are denominated mainly in Renminbi. Fluctuations in the interest rate of bank borrowings did not have a significant impact on the Company’s net profit for years ended December 31, 2012, 2013 and 2014.

23.	CONTINGENT LIABILITIES

The Company has issued guarantees to a financial institution for bank borrowings of certain third parties. The Company’s guarantee is for loan agreements (generally short term borrowings) and bills payable entered into or to be entered into by the entities within one year. The maximum amount of bank borrowings and bills payable that may be guaranteed was as follows:

	2012	2013	2014
	RMB'000	RMB'000	RMB’000

Corporate guarantees	21,000	10,000	78,100

At December 31, 2012, 2013 and 2014, bank borrowings and bills payable outstanding under those guarantees were RMB18.0, RMB10.0 and RMB 78.1 million, respectively.

24.	CAPITAL MANAGEMENT

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

24.	CAPITAL MANAGEMENT (continued)

The Company monitors capital on the basis of the debt-to-adjusted capital ratio. This ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debts less cash and cash equivalents. Adjusted capital comprises all components of equity including share capital, share premium, retained earnings and other reserves. The Company has debt-to-adjusted capital ratios of (0.506), (0.643) and (0.700) for the years ended December 31, 2012, 2013 and 2014, respectively.

25.	FINANCIAL INSTRUMENTS

The carrying amounts of financial assets and liabilities with a maturity of less than one year approximate their fair values.

The Company does not anticipate that the carrying amounts recorded at the statement of financial position date would be significantly different from the values that would eventually be received or settled.

26.	SHARE-BASED PAYMENTS

Employee share option plan of the Company

On November 16, 2010, Fame Brilliant entered into a share purchase agreement with Chaoshen Wang, the Company's Chief Operating Officer, under which Mr. Wang has the right to purchase from Fame Brilliant ordinary shares of the Company in an amount of up to 3% of the Company's issued and outstanding share capital after the Company's initial public offering. The right vests over a period of three years. The purchase price is 85% of the initial public offering price per ordinary shares. Fame Brilliant issued a total of 3,321,677 ordinary shares to Mr. Wang during the term of the agreement. As of December 31, 2014, all ordinary shares were fully vested.  The Company has been recognizing share-based compensation in relation to the share purchase agreement between Fame Brilliant and Mr. Wang based on the fair value of the equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.

On December 30, 2010, the board of directors adopted the 2010 Equity Incentive Plan, which provides for grants of stock options, restricted stock, or stock appreciation rights. The board of directors authorized the issuance of up to 3% of the Company's issued and outstanding share capital immediately following the completion of the Company's initial public offering.

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

26.	SHARE-BASED PAYMENTS (continued)

The share-based compensation expense is categorized as cost of sales, selling and distribution expenses, or administrative expenses, depending on the job functions of the grantees. The share-based compensation expense recognised for the years ended December 31, 2012, 2013 and 2014 was approximately RMB1,844,000, RMB1,802,000 and RMB299,000, respectively.

No awards were made under the 2010 Equity Incentive Plan during the years ended December 31, 2012, 2013 and 2014.

27.	CRITICAL ACCOUNTING ESTIMATES

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

ZUOAN FASHION LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

27.	CRITICAL ACCOUNTING ESTIMATES (continued)

(c)	Net realizable value of inventories

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